Form 10-K, Exhibit 13
CHURCH & DWIGHT CO INC /DE/
filed 1995-03-29
CIK 313927

                            CHURCH & DWIGHT CO., INC.

                               1994 ANNUAL REPORT


                              [ARM & HAMMER LOGO]

Founded in 1846, Church & Dwight Co., Inc. is the world's leading producer of sodium bicarbonate, popularly known as baking soda, a natural product which cleans, deodorizes, leavens and buffers. The Company specializes in developing uses for sodium bicarbonate and related products which are packaged and sold, primarily under the ARM & HAMMER(R) trademark, through grocery stores, drug stores, mass merchandisers and distributors.


ABOUT THIS REPORT

In this frank review of the Company's performance in 1994, we identify the factors that caused the downturn in our business and describe the corrective measures, both planned and implemented, for our recovery. We believe that by focusing our efforts on restoring our existing products to their former strength and by successfully establishing our new products, we will put the business back on course in 1995.

FINANCIAL HIGHLIGHTS

(In millions, except for per share data)                1994              1993
--------------------------------------------------------------------------------
Sales                                                   $491.0           $507.7
--------------------------------------------------------------------------------
Income from operations                                  $  1.5           $ 35.6
--------------------------------------------------------------------------------
Net income                                              $  6.1           $ 26.3
--------------------------------------------------------------------------------
Net income per share                                    $  0.31          $  1.30
--------------------------------------------------------------------------------
Dividends per share                                     $  0.44          $  0.42
--------------------------------------------------------------------------------

DEAR STOCKHOLDER:

Nineteen ninety-four was the worst year in our recent history. We are relieved that it's behind us. Sales were down 3.3 percent compared to last year, and net income declined by 77 percent to $6.1 million. The specialty products business performed satisfactorily. The shortfall occurred in the consumer products group as a result of a mix of events, including the changing competitive environment in which we operate.

     During the year, we introduced ARM & HAMMER(R) Deodorant Anti-Perspirant, ARM & HAMMER PEROXICARE(R) toothpaste, ARM & HAMMER Powder and Liquid Laundry Detergents with Bleach and the ARM & HAMMER FRIDGE-FREEZER PACK(TM), and additionally launched ARM & HAMMER DENTAL CARE(R) products in the United Kingdom. In retrospect, this was too much. The effort required to establish four new products in one year diverted attention from our existing businesses and weakened their financial performance. As a result, we were unable to absorb the $14 million investment in new products without negatively impacting earnings. Our new products, with the exception of liquid laundry detergent with bleach and the baking soda FRIDGE-FREEZER PACK, are meeting or exceeding expectations.

     In January 1995, Robert A. Davies III rejoined us as President of the Arm & Hammer Division replacing William C. Egan III who resigned in October 1994. Bob worked with Church & Dwight from 1969 to 1984, moving from Vice President Marketing to President/Chief Operating Officer before resigning. This was a period of extraordinary growth in sales and profitability for the Arm & Hammer business. After leaving Church & Dwight, he participated in the leveraged buyout of California Home Brands, Inc., where, as President and Chief Executive Officer, he successfully built and sold the multidivision canning company. I am confident that Bob will help us to overcome the challenges we are currently facing.

     We have already addressed the issues in our laundry detergent business. Our value strategy requires adherence to several simple principles. We drifted away from several of those principles in our powder business. During 1992 and 1993, we allowed our pricing to move above its target of 20 percent below the market average. A ten-percent price decrease, implemented in December 1993, effectively corrected this price relationship by the middle of 1994. We must follow product trends, once they have been accepted by the consumer. Our detergent with bleach was late to market and we lost share. Once introduced, the product was well accepted. The product line and package graphics should be simple. The number of product sizes and




In January 1995, Robert A. Davies III rejoined us as President of the Arm & Hammer Division ... I am confident that Bob will help us to overcome the challenges we are currently facing.

At December 31, 1994, the return over my 26 years was 14.7 percent, compared to the Standard & Poor's 500 Index at 10.1 percent for the same period. My every effort is being devoted to restoring this measure to the eight-to-nine-point margin over the S & P 500 that existed for many years.

[PHOTO of Dwight Minton]


Dwight C. Minton


Chairman and
Chief Executive Officer
variants mushroomed, and our value message was diluted by complicated, unnecessary additions to the package graphics. We have implemented a program to decrease the number of product sizes, and the graphics have been drastically simplified to clearly communicate our value message. We have returned to our strategy and expect to have a good year in 1995.

     The situation in liquid detergents, which have always been extremely price competitive, is more complicated. Unlike powders, where the conversion to concentrates was uniform across most products in the category, the liquid market moved to several different levels of concentration. We converted to a quarter-cup formulation which offered the consumer superior value and generated the best margin. Unfortunately, the majority of manufacturers persisted with less densely concentrated products and, as a result, at retailer shelves it was difficult for consumers to appreciate our value against a battery of products in larger bottles at lower prices. This consumer confusion resulted in lower sales volumes and substantially reduced our profit.

     We have reviewed our liquid laundry detergent business and concluded that we should continue to market a liquid companion to our powder product. However, in order to compete as a value player, we must continuously strive to reduce our costs. To this end, we are in the process of bringing production in-house at our Syracuse, New York, facility. We anticipate coming on-stream during the second half of 1995, producing product in concentrations that meet consumer expectations. This event should enable us to return the product to its previous sales and profit levels during 1996.

     The competitive challenge in the dentifrice category took a different form. Unilever introduced Mentadent(R), a baking soda and peroxide toothpaste, supported by massive advertising and promotions. Although we invested heavily behind our product, our support levels were insufficient to prevent a share loss. Consequently, both sales and profits for this business were down. We are proud of our achievements in the dentifrice arena. Our success created an extraordinary level of competitive reaction. Every major brand came out with a product containing some baking soda, but they had little effect on our market share. On the other hand, Mentadent's introduction had a significant impact on our market share, forcing us to recognize our strength as a niche player--the baking soda toothpaste. In the future, we will capitalize on this unique position.

     Given the lower sales base resulting from these developments, we took steps to reduce our costs. At the end of September, we laid off approximately ten percent of our headquarters workforce. The entire incentive compensation pool and, for the second consecutive year, the majority of the Company's employee profit sharing contribution were eliminated.




We are proud of our achievements in the dentifrice arena.

     I do not believe that there will be a dramatic turnaround in 1995, although there are a number of very good things going on in the business. We are bullish about powder laundry detergent; we now have a full line, including a product with bleach, and are competitively priced. The solution for our liquid laundry detergent business has been identified, but since it involves long lead times, it will not significantly affect 1995. We anticipate that the successful introduction of ARM & HAMMER PEROXICARE toothpaste, along with a well-balanced marketing program, will halt the erosion of our dentifrice business. Additionally, the heavy financial burden of introducing ARM & HAMMER Deodorant Anti-Perspirant and ARM & HAMMER DENTAL CARE products in the United Kingdom will be reduced. All of these factors indicate a better year for the Arm & Hammer Division in 1995.

     In the Specialty Products Division, we established the new Specialty Cleaning Unit in May 1994. The unit will market ARMEX(R) Blast Media; ARMAKLEEN(R), our aqueous circuit board cleaner; and derivations of these products for use in metal cleaning. These products are designed to replace cleaning materials that are being regulated out of existence. We believe that we have a window in which we can establish ourselves as a market leader in this rapidly changing category. This is a major strategic decision which will involve investment in additional sales, technical and marketing support. We also have a number of new developments which are enabling us to grow our basic sodium bicarbonate business, including its use as a poultry feed additive and in flue gas desulfurization.

     There are a number of competitive threats on the horizon for the Specialty Products Division. North American Chemical Company continues to build the market penetration of low-priced nahcolite-based sodium bicarbonate in the rumen buffer category. This could continue to dampen prices across the entire sodium bicarbonate market. Two competitors are adding a total of 50,000 tons of potassium carbonate capacity, ending our position as sole producer in the North American market. As consumption is not rising to absorb this additional capacity, there will inevitably be pressure on pricing as these new competitors attempt to sell their products. We are also continuing litigation to defend our MEGALAC(R) Rumen Bypass Fat business against patent infringements by the Norel Corporation. Each of these threats creates uncertainty. On balance, we believe that the outlook for the Specialty Products Division is positive.

     I have consistently reported results as measured by total return to investors. Our performance in 1994 has deflated this ratio compared to earlier years. At December 31, 1994, the return over my 26 years was 14.7 percent, compared to the Standard & Poor's 500 Index at




... we established the new Specialty Cleaning Unit in May 1994 ... We believe that we have a window in which we can establish ourselves as a market leader in this rapidly changing category.

10.1 percent for the same period. My every effort is being devoted to restoring this measure to the eight-to-nine-point margin over the S & P 500 that existed for many years.

     On many occasions I have stated that our long-term objective is to perform in the top quartile of all companies. The reason for this is that most of our stockholders are heavily dependent on Church & Dwight and cannot justify the risk they incur without an appropriate return. If we are unable to deliver against this objective, in my judgment the Board of Directors will either change the management of the Company to one that can, or take the necessary steps to extract the best value possible for the stockholders.

     Finally, I would like to thank you, our stockholders, as well as all our employees for your patience and support over the past year. I hope that you will continue to support us while we work out of our present difficulties. You can be assured that your management team and I are focused on maximizing the value of your investment.


Sincerely,


/s/ DWIGHT C. MINTON


DWIGHT C. MINTON
Chairman and Chief Executive Officer
January 25, 1995

CONSUMER PRODUCTS

Nineteen ninety-four will be remembered as perhaps the most ambitious year in the history of the Arm & Hammer Division, and certainly the most disappointing. Sales were $393 million, 4.2 percent below 1993. Our agenda included the launch of four new products nationwide into a very competitive marketplace. We learned a difficult lesson--we tried to do too much at the same time. We have adjusted our focus to nurture the existing businesses as we work to generate top-line growth through new products introduced in 1994.

HOUSEHOLD PRODUCTS

ARM & HAMMER(R) Baking Soda had a satisfactory year, highlighted by the introduction of the 20-ounce FRIDGE-FREEZER PACK(TM) and impressive sales gains by the 10-pound institutional size in warehouse club stores.

[GRAPHICS of ARM & HAMMER Baking Soda and Fridge-Freezer Pack]

     The ARM & HAMMER FRIDGE-FREEZER PACK, the new spill-proof package with FRESH FLO VENTS(R) to allow the product to deodorize without opening the box, did well in the first half of the year when it had strong advertising and coupon support. In the second half, support was lower and sales declined. In January 1995, the FRIDGE-FREEZER PACK was the focal point when it was re-introduced with an advertising flight and a coupon offer. It is a unique vehicle that has the potential to bring back lapsed users and generate category growth.

     In 1994, we expanded our advertising program to include print advertising comprised of four different full-page advertisements in selected women's magazines promoting the many uses of baking soda as THE EVERYDAY MIRACLE(TM) around the house. Each ad included a toll-free phone number, which garnered an avalanche of reader requests for free leaflet and container offers. The print campaign did not deliver the expected sales results, however, and diluted spending which could have achieved greater impact in television commercials supporting one specific use. After a four-year hiatus, we will return to television advertising to support the refrigerator--deodorizing campaign.

     ARM & HAMMER Carpet Deodorizer still leads the category in market share, despite increasing competitive activity ranging from significant price declines to multiple new-product




After a four-year hiatus, we will return to television advertising to support the refrigerator--deodorizing campaign.

introductions. In May, we were the first to bring the now popular vanilla fragrance to the air freshener category. The two PET FRESH(R) scents remain mainstays in our carpet deodorizer line, though we are losing critical distribution to competitive pet entries. While our carpet deodorizer offers consumers the lowest price per ounce, competitors are leveraging their lower-ounce packages into lower prices and as a result, are increasing their market share. In the year ahead, we will focus on re-establishing ARM & HAMMER Carpet Deodorizer's functional position of "real freshness, not just a cover-up" through both packaging and advertising. We will also ensure our retail pricing remains competitive. ARM & HAMMER Cat Litter Deodorizer, which features a moisture-activated fragrance released when cats use the litter box, performed well ahead of plan.

[GRAPHICS of ARM & HAMMER Carpet Deodorizer]

     In the spring of 1995, we will take advantage of the unique benefit of having the ARM & HAMMER brand represent us in all our categories by investing in several full-line promotions. All the major ARM & HAMMER consumer products will tie in with Warner Bros. movie "Free Willy 2," the sequel to the successful blockbuster movie "Free Willy," during Clean Water Week, May 7-13. The environmental message will inform children as well as parents how they can help make a difference in cleaning up the nation's waterways. A fully integrated promotional campaign, including in-store displays, national advertising and couponing, will feature ARM & HAMMER brand products exclusively.

[GRAPHICS of ARM & HAMMER Powder Detergent with Bleach]

LAUNDRY PRODUCTS

In 1994, we concentrated our efforts in powder laundry detergent to restoring our traditional value position. Our product is unadvertised, relying on a combination of the consumers' trust in the efficacy associated with the ARM & HAMMER trademark and a 20-percent price discount to the market leaders. Executing this strategy requires that we follow trends established by the market leaders. In 1992 and 1993, we strayed from our path. Our discount was diminished, our packaging became too complicated, and we were slow to introduce a product with bleach. We reduced our price in December 1993 and, except for a trade inventory adjustment in the first quarter of 1994, this move stimulated growth.




In the year ahead, we will focus on re-establishing ARM & HAMMER Carpet Deodorizer's functional position of "real freshness, not just a cover-up" through both packaging and advertising.

CONSUMER PRODUCTS

Simultaneously, we simplified our package graphics and instituted a uniform design across both the powder and liquid categories. In June, we introduced a product with bleach following a successful Florida test market. With a full product line clearly packaged and competitively priced, we are well positioned to have a good year in 1995.

[GRAPHICS of a woman doing laundry with ARM & HAMMER Powder Detergent with Bleach]




Our new ARM & HAMMER Powder Detergent with Bleach is a chlorine-free, color-safe, heavy duty biodegradable detergent.

[GRAPHICS of ARM & HAMMER Liquid Laundry Detergent with Bleach]

Liquid detergents are providing a different set of challenges, although they too stem from a diversion from our established positioning. Unlike the powder category, liquids did not convert to a uniform concentration among the various brands. Procter & Gamble and Unilever had roughly equal market shares, and changed to four-tenths and quarter-cup formulations, respectively.

     We elected to follow immediately the quarter-cup formula, which offers superior washload value in smaller containers. Unfortunately, consumers were confused by the array of different product concentrations, container sizes and prices on retail shelves. They chose the less densely concentrated products in larger bottles at lower prices. Our quarter-cup products quickly lost share, and we have been forced to reconsider our position. Although we will persist with the quarter-cup product as long as it is economically viable, since it offers the consumer superior value and is more environmentally beneficial, we must be prepared to offer a competitive product. At the same time, we have re-examined the economics of our contract-manufactured product and concluded that a liquid detergent produced in-house is economically most favorable. We are, therefore, establishing a manufacturing facility within our Syracuse, New York, plant. Engineering and equipment acquisition are well under way, and the project should be completed in the second half of 1995.

     During the year, we discontinued ARM & HAMMER(R) FRESH & BRIGHT(R), our all-fabric bleach which was in limited distribution in a declining market due to detergent-with-bleach line extensions. In early 1995, ARM & HAMMER Fabric Softener Sheets were packaged in a new tissue-box container which is more cost-efficient to produce and more convenient for the consumer. ARM & HAMMER Super Washing Soda continues to maintain its earnings contribution.

[GRAPHICS of ARM & HAMMER Fresh & Bright all-fabric bleach]

PERSONAL CARE PRODUCTS

ARM & HAMMER DENTAL CARE products enjoyed phenomenal success from their introduction in 1988 through 1993. During that period we built a strong double-digit share of the dentifrice market and re-ignited a dormant category. Inevitably, our growth came at the expense of the market leaders who gradually introduced baking soda-based product variants, culminating in Unilever's national launch of Mentadent(R), a baking soda and peroxide toothpaste, in late 1993.




... we have re-examined the economics of our contract- manufactured product and concluded that a liquid detergent produced in-house is economically most favorable. We are, therefore, establishing a manufacturing facility within our Syracuse, New York, plant.

CONSUMER PRODUCTS

In September, ARM & HAMMER(R) PEROXICARE(R), our baking soda and peroxide toothpaste, reached retail shelves, and by the end of the year we appeared to have arrested the decline.

[GRAPHICS of a woman using ARM & HAMMER PEROXICARE]




ARM & HAMMER PEROXICARE is the first major toothpaste with dentist-recommended baking soda, peroxide and fluoride all in one convenient tube.

In the face of this massively supported introduction, our share started to decline in the second quarter of 1994.

     This success was achieved at a heavy cost, and profits were severely curtailed. Because PEROXICARE is a technological breakthrough, in that it is the first major toothpaste to offer baking soda, peroxide and fluoride in one tube, we priced it at a premium to our regular line, but at a 20-percent discount to Mentadent. In 1995, we will reduce the price to parity with our regular line in order to stimulate volume and generate promotional efficiencies. We hope that an established PEROXICARE brand will help stabilize our business.

[GRAPHICS of ARM & HAMMER PEROXICARE]

     The outstanding success of ARM & HAMMER DENTAL CARE products generated overly optimistic expectations for this business. There is no doubt that our ARM & HAMMER DENTAL CARE products are excellent baking soda dentifrices. We can proudly promote the advantages of baking soda in dental hygiene, and profit as the baking soda specialists. By single-mindedly understanding this position and conducting our business accordingly, we can continue to be successful.

[GRAPHICS of ARM & HAMMER DENTAL CARE]

     During the year, we introduced ARM & HAMMER DENTAL CARE products in the United Kingdom where we now lead the baking soda segment despite a host of competitive entries. This was achieved even though the British consumer was unaware of either the ARM & HAMMER trademark or the use of baking soda as a dentifrice. An award-winning commercial and strong trade support assured our success.

     ARM & HAMMER Deodorant Anti-Perspirant with Baking Soda, our entry into the $1.4 billion deodorant/anti-perspirant category, was launched in the United States and Canada in the first half of 1994. The product reached retailer shelves in late June when consumer advertising kicked off with a heavy schedule of television and multi-media support, continuing into 1995. The new product, which uses the natural absorbing power of baking soda to eliminate odor, is meeting its goals in a product line consisting of five deodorant anti-perspirant sticks and three roll-ons.

[GRAPHICS of ARM & HAMMER Deodorant Anti-Perspirant]

     Both PEROXICARE toothpaste and the new deodorant anti-perspirant product put to best use our unique technological base and the strength of our trademark, and will receive solid support throughout 1995.




The new product, which uses the natural absorbing power of baking soda to eliminate odor, is meeting its goals in a product line consisting of five deodorant anti-perspirant sticks and three roll-ons.

SPECIALTY PRODUCTS

The Specialty Products Division had a good year. Reported sales were $98.0 million, one percent ahead of last year. Additionally, we also experienced strong growth in our joint venture with Occidental Chemical Corporation, the Armand Products Company, where sales increased by 19 percent.

[GRAPHICS of man using ARMEX Cleaning and Coating System]




City governments use ARMEX Cleaning and Coating Removal Systems, our baking soda blasting technology, to remove graffiti from public buildings while ensuring environmental and worker safety.

This new unit will use our core, environmentally-friendly carbonate and bicarbonate technology in the industrial and precision-cleaning markets to build a major position both domestically and internationally.


SPECIALTY CLEANING PRODUCTS

In May, a new business unit was formed within the Division called the Specialty Cleaning Unit, in the anticipation that, over the next few years, many of the current solvent-based cleaning products will be regulated out of existence. This new unit will use our core, environmentally-friendly carbonate and bicarbonate technology in the industrial and precision-cleaning markets to build a major position both domestically and internationally. The Specialty Cleaning Unit will include our existing ARMEX Cleaning and Coating Removal Systems, non-toxic blasting systems for the removal of paint and process residues; and ARMAKLEEN E-2001, our acqueous cleaning product for printed circuit boards, an environmentally sensible alternative to chlorofluorocarbon-based and other chlorinated solvent cleaners. We are also developing a new line of aqueous industrial metal-cleaning formulations to replace products which are less friendly to the environment. We expect these new products to be introduced early in 1995.

[GRAPHICS OF ARMEX Blast Media]

     To support this new unit, the Company has committed additional sales, marketing and R&D resources, including new high-tech laboratories at our Princeton headquarters, specifically designed for the development and evaluation of advanced cleaning products. These facilities will enable us to be on the leading edge of cleaning technologies. The products are also available in the Far East and Europe, where Brotherton Specialty Products Limited, our British subsdiary, managed the introduction of ARMAKLEEN products early in 1994.

[GRAPHICS OF ARMAKLEEN E-2001]

     During the year, we continued to build the use and versatility of ARMEX Blast Media. In July, the Company successfully introduced a new accessory to pressure-washing equipment called the WADU(TM) Soluble Media Injector which precisely meters a patented baking soda-based formulation of ARMEX Soluble Blast Media, called HYDROFLEX(TM) Formula XL, into the high-pressure water stream, improving cleaning performance and capabilities.

PERFORMANCE PRODUCTS

Sales of our performance products continued to be strong in all segments, expecially the baking industry, pharmaceuticals, and the medical profession for use primarily in kidney dialysis. This is largely attributable to our focus on developing new formulations and packaging designed to improve product performance and handling.

... the introduction of the new heat-sealed leak-proof bags ... is creating competitive advantage by further differentiating ARM & HAMMER sodium bicarbonate.

[GRAPHICS of ARM & HAMMER sodium bicarbonate]

Our major packaging development in 1994 was the introduction of the new heat-sealed leak-proof bags to both the agricultural and performance segments of the sodium bicarbonate business. By eliminating sifting of product and providing consistent weight control, Church & Dwight is creating competitive advantage by further differentiating ARM & HAMMER sodium bicarbonate.
     During the third quarter, we introduced to the baking industry FLOW-K(TM), a food-grade potassium bicarbonate with a unique, proprietary flow-aid system which provides excellent handling and storage properties.
     Another new product is SORB-N-C(TM), a formulated sorbent for handling difficult problems in acid gas control from municipal and hospital incinerators. It is the first packaged sorbent that contains both sodium bicarbonate and activated carbon, is non-corrosive, non-irritating, and safe and easy to handle.

[GRAPHICS of ARM & HAMMER SORB-N-C]

     The 50,000-ton expansion of our sodium bicarbonate facility in Old Fort, Ohio, completed in the first quarter, increased that site's annual production capacity to 210,000 tons, ensuring our customers long-term uninterrupted supply. The Old Fort facility produces numerous sodium bicarbonate grades, from power to coarse granulations, which are used in more than 300 industrial and agricultural applications, ranging from food and health and beauty aids to animal feed. Overseas, the construction of a new solution-process sodium bicarbonate plant in Venezuela is expected to be completed in the first quarter, 1995.
     In June, we achieved ISO 9002 certification making us the only domestic producer of sodium bicarbonate to earn the quality certification from the British Standards Institute. Currently, 73 countries have adopted the ISO as a national standard.

ARMAND PRODUCTS

Armand Products Company, our potasium carbonate joint venture with Occidental Chemical Corporation, enjoyed robust sales throughout the year. Potassium carbonate is a major raw material in the manufacture of glass for television tubes and personal computers. These glass plants ran uninterruptedly in 1994, generating unprecedented demand for our products.
     While Armand Products Company has enjoyed sole-producer status in the United States for the past nine years, new competitors emerged in the fourth quarter. Vulcan Materials and

One of the emerging export markets is Southeast Asia, where the production of television glass is expected to double in the coming years.

Vicksburg Chemicals both came on-stream with 25,000-ton-per-year plants. Although the competitive impact was minimal in 1994, the resultant domestic over-capacity will almost certainly adversely affect sales in the year ahead. In an effort to minimize the anticipated loss to domestic competition, we built export sales. One of the emerging export markets is Southeast Asia, where the production of television glass is expected to double in the coming years. This demand must eventually be sourced locally, and the Armand Products Company has announced its intention to build capacity in Southeast Asia. Energineering and design work are underway.

AGRICULTURAL PRODUCTS

Overall, we saw strong volumes throughout our performance sodium bicarbonate business resulting in a 10-percent increase in tonnage. However, sales of ARM & HAMMER Feed Grade Sodium Bicarbonate and ARM & HAMMER SQ-810(TM) Rumen Buffer lagged most of the year, as a result of severe pricing pressures caused by low-price competition.
     MEGALAC Rumen Bypass Fat, our high-energy nutritional supplement which boosts milk production, suffered sales shortfalls primarily due to weak export sales volume in Mexico, aggravated by the sharp decline in the value of the peso. Expanded availability of a competitive product from the Norel Corporation also negatively impacted sales. We believe that their product infringes patents which we license, and we instigated legal proceedings in March 1993.

[GRAPHICS of MEGALAC Rumen Bypass Fat]

     In the year ahead, we will focus our growth effort on developing sodium bicarbonate markets, including the poultry industry and acid gas control for municipal and hospital incinerators.
     The Specialty Products Division is well positioned for 1995. We intend to exert great vigilance in identifying opportunities to reduce costs and grow the base businesses, while at the same time capitalizing on our newly-achieved competitive advantages such as our ISO certification, expanded capacity and new products. This effort, in conjunction with our new cleaning business unit, allows for profitable growth in 1995 and beyond.

FINANCIAL REVIEW

The Financial Review discusses the Company's performance for 1994 and compares it to previous years. This Review is an integral part of the Annual Report and should be read in conjunction with all other sections.

NET SALES

Net sales declined by 3.3% in 1994 as a result of a mix of competitive factors affecting the consumer products business.

   Consumer product sales were $393 million, down 4.2%, despite the introduction of ARM & HAMMER Deodorant Anti-Perspirant with Baking Soda in the United States and Canada, and the launch of ARM & HAMMER DENTAL CARE(R) products in the United Kingdom. Several existing product lines had a difficult year. ARM & HAMMER DENTAL CARE products' market share declined, largely as a result of Unilever's introduction of Mentadent, a baking soda and peroxide toothpaste. In the laundry detergent category, the Company reduced the price of its powder laundry detergent in order to re-establish its strategic position in the marketplace. Although this action strengthened market share and unit volume, net sales and margin were down from a year ago due to the lower pricing. Liquid detergent sales were also significantly below the preceding year, particularly in the second half of 1994, due to poor consumer acceptance of the Company's new concentrated quarter-cup product.

   Specialty product sales were $98 million, slightly ahead of 1993. Performance grades of sodium bicarbonate did particularly well as did ARMEX Blast Media and equipment. Sales in agricultural markets were somewhat lower than last year as price competition intensified and export volume of MEGALAC Rumen Bypass Fat softened.

[GRAPH NO. 1]

OPERATING COSTS

The Company's gross margin declined three points to 43%, mainly as a result of lower pricing for powder laundry detergent. A less favorable product mix and higher direct manufacturing and distribution costs were lesser factors in the decline.

   Selling, general and administrative expenses increased by $5 million to $201 million. In the marketing area, heavy advertising and promotion costs, supporting the introductions of ARM & HAMMER Deodorant Anti-Perspirant in the United States and Canada and ARM & HAMMER DENTAL CARE products in the United Kingdom, more than offset lower marketing spending for other products. General and administrative expenses were flat compared to the previous year. Legal costs were higher, due to patent litigation and a competitive advertising challenge instituted by the Company, while systems development spending was lower than a year ago.

   The Company recorded restructuring charges in 1994 covering the cost of a workforce reduction program resulting in the layoff of 62 employees through December 31, 1994, and the write-off of fixed assets and accruals related to the discontinuation of certain liquid detergent products. The cost of restructuring the workforce and liquid detergent manufacturing in 1994 amounted to $3.9 million and $3.0 million, respectively; the restructuring is expected to be largely completed by the end of 1995.

[GRAPH NO. 2]

OTHER INCOME AND EXPENSES

Interest expense in 1994 was $.9 million, significantly higher than the $.2 million in 1993 principally due to higher short-term borrowings to fund the Company's extensive 1994 capital expenditures and stock repurchase program.

   Investment income was lower in 1994, compared to the preceding year, as a result of a lower level of funds available for investment.

   The gain on disposal of product lines in 1994 reflects the amortization of non-compete agreements associated with the sale of the DeWitt product lines, disposed of in 1990.

   In 1993, the gain on the disposal of product lines of $4.1 million was made up of two items: (1) the final proceeds of $2.2 million received from the 1989 sale of the National Vitamin product line; and (2) the recognition of gains previously deferred pending the outcome of contractual warranties, and the amortization of non-compete arrangements negotiated as part of the sale of the DeWitt product line.

   The Armand Products Company, our joint venture with Occidental Chemical Corporation, had a very good year. Sales of the joint venture rose 19% from the previous year, resulting in a 13% increase in equity income to nearly $8 million.

[GRAPH NO. 3]

TAXATION

The effective tax rate for 1994 was 37.1%, compared to 38.3% in the previous year. The reduction in the effective tax rate is the result of a consistent level of tax credits relative to a significantly lower level of income taxable at statutory rates. This effect more than offset the impact of foreign operating losses for which tax benefits were not recognized.

NET INCOME AND EARNINGS PER SHARE

The Company's net income for 1994 was $6.1 million, compared to $26.3 million in 1993. Earnings per share for the year ended December 31, 1994 were $.31, compared to $1.30 ($1.46 before the cumulative effect of accounting changes) in 1993.

[GRAPH NO. 4]

1993 COMPARED TO 1992

NET SALES

The Company's net sales rose 2.3% to $508 million in 1993. Despite these record sales, business results were mixed.

   Consumer product sales were essentially flat at $411 million. Intense price competition across the entire category depressed powder detergent sales, resulting in lower unit volume and pricing of ARM & HAMMER POWER FRESH(R) Heavy Duty Powder Laundry Detergent. Sales of the Company's other major brands grew sufficiently to offset the softness in the powder detergent business. The introduction of two new scents generated higher unit sales of ARM & HAMMER Carpet Deodorizer; ARM & HAMMER DENTAL CARE products continued to grow despite a very competitive environment; sales of ARM & HAMMER Baking Soda increased; and ARM & HAMMER Cat Litter Deodorizer, which completed its first full year since its introduction in the fourth quarter of 1992, also contributed to the growth.

   Specialty product sales increased by 11.6% to $97 million in 1993. This change was fueled by higher sales volume across most of the Division's product lines. Sales of specialty grades of sodium bicarbonate were particularly strong, as were sales of MEGALAC Rumen Bypass Fat into a new and developing Mexican market. Sales of ARMEX Blast Media and equipment were also well above the previous year, as this process gains broader acceptance in a growing number of applications.

OPERATING COSTS

The Company's gross margin of 46% was essentially unchanged from 1992. Although the higher-margin ARM & HAMMER DENTAL CARE products contributed a greater portion of the sales base, the benefit was more than offset by lower pricing of ARM & HAMMER POWER FRESH Heavy Duty Powder Laundry Detergent in response to the heightened price competition.

   Selling, general and administrative expenses, which increased by $4 million in 1993, were held at 39% of sales. A slightly lower level of marketing support for ARM & HAMMER DENTAL CARE products was offset by increased promotional costs supporting the introduction of a new concentrated liquid detergent, ARM & HAMMER POWER FRESH Heavy Duty Liquid Laundry Detergent, and higher market research spending behind new-product development.

   In the fourth quarter of 1993, the Company took a $2.9 million charge against operations to cover one-time costs to consolidate production facilities, including the expected cost of asset retirements, asset relocation and, to a lesser extent, employee-related costs. This consolidation included the conversion of an existing manufacturing facility in Amherstburg, Ontario, to a distribution center.

OTHER INCOME AND EXPENSES

Interest costs in 1993 were largely unchanged, although interest capitalized in relation to the heavy capital expenditure program resulted in lower interest expense.

   Investment income increased in 1993 as a result of a higher average level of funds invested compared to 1992, partially offset by lower investment yields compared with 1992.

   The gain on the disposal of product lines of $4.1 million consisted of two items: (1) the final proceeds of $2.2 million received from the 1989 sale of the National Vitamin product line; and (2) the recognition of gains previously deferred pending the outcome of contractual warranties, and the amortization of non-compete arrangements negotiated as part of the sale of the DeWitt product line, disposed of in 1990.

ACCOUNTING CHANGES

The Company adopted three new accounting standards as of January 1, 1993. Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (SFAS 106), and No. 112, "Employers' Accounting for Postemployment Benefits" (SFAS 112), require accrual of the estimated cost of postretirement and postemployment benefits (such as health care, salary continuation and disability related costs). The cost of these benefits was previously expensed on a pay-as-you-go basis. Adoption of SFAS 106 and SFAS 112 resulted in after-tax charges against earnings of $5.6 million and $.5 million, or $.28 and $.03 per share, respectively. The third standard, No. 109, "Accounting for Income Taxes," changed the method by which companies account for deferred income taxes, and its adoption resulted in an after-tax credit of $3.0 million, or $.15 per share. The combined effect of adopting the new accounting standards was a charge against earnings of $3.2 million, or $.16 per share.

TAXATION

The effective tax rate for 1993 was 38.3%, compared to 37.4% in the previous year. The higher tax rate is the result of an increase in the U. S. corporate statutory tax rate from 34% to 35%, somewhat offset by a higher level of tax credits in 1993.

NET INCOME AND EARNINGS PER SHARE

The Company's net income for 1993 was $26.3 million, compared to $29.5 million in 1992. Earnings per share for the year ended December 31, 1993 were $1.30 ($1.46 before the cumulative effect of accounting changes), compared to $1.45 in 1992.

OTHER ITEMS

PROSPECTIVE INFORMATION

1994 was a difficult year for the Company's consumer products businesses. A mix of events, including a changing competitive environment, came at a time when the Company was in the midst of an unprecedented level of new-product introductions. The result was severely damaging to both sales growth and margins. The coming year will also represent a challenge, but management believes that the strategies are in place to get the business on the path to recovery.

   In the laundry detergent category, pricing on powder detergents has been modified to re-establish the ARM & HAMMER brand as the value-priced performer that consumers have come to expect. However, in order to remain competitive and restore margins, plans designed to control costs and simplify the product line will need to be implemented. Results in the liquid detergent business are expected to be less than satisfactory until the new manufacturing plant starts up in the second half of 1995.

   The ARM & HAMMER DENTAL CARE product line has been very successful over the past several years not only by breaking into a group of well established brands, but also in creating an entirely new baking soda segment within the dentifrice category. In 1994, the brand was confronted with a strong competitive challenge by Unilever's introduction of Mentadent, a baking soda and peroxide toothpaste. Unilever's heavy advertising and promotional support of that introduction ultimately caused ARM & HAMMER DENTAL CARE products' market share to slide. Late in 1994, ARM & HAMMER PEROXICARE, the Company's new baking soda and peroxide toothpaste, achieved national distribution. It is anticipated that as the PEROXICARE brand becomes established, the dentifrice business will stabilize. Nonetheless, these markets are highly competitive, and the need to respond quickly with appropriate levels of advertising and promotional support is essential.

   In 1994, the Company introduced several new consumer products and line extensions, namely: ARM & HAMMER Deodorant Anti-Perspirant, ARM & HAMMER PEROXICARE toothpaste, ARM & HAMMER Powder and Liquid Laundry Detergents with Bleach and the ARM & HAMMER FRIDGE-FREEZER PACK. In addition, ARM & HAMMER DENTAL CARE products were introduced in the United Kingdom. Most of these products are either meeting or exceeding expectations. Although investment spending in support of new products is not likely to equal that of the introductory period, these businesses will no doubt be subject to the same competitive challenges as our more-established products.

   There are a number of competitive threats taking shape for the Specialty Products Division in 1995. North American Chemical Company continues to gain market penetration with their nacholite product based on low prices in the dairy feed category. This will continue to depress prices across the sodium bicarbonate market. In addition, two competitors have recently added a combined total of 50,000 tons of potassium carbonate capacity, thus ending our Armand Products Company joint venture's position as the sole North American producer. These events have been anticipated for some time, but the extent of their impact on our business may not be clear until well into 1995.

LIQUIDITY AND CAPITAL RESOURCES

Despite the lower earnings in 1994, the Company's balance sheet remains strong. Cash and short-term investments totaled $8 million at the end of 1994, compared to $10 million at December 31, 1993.

   The Company's $16 million cash flow generated from operating activities was $9 million less than 1993. This decline was principally caused by lower operating earnings. Operating cash flow combined with the increased utilization of $23 million of short-term credit lines were used to finance a $28 million capital expenditure program, to repurchase 697,000 shares of the Company's common stock at a cost of $15 million, and to pay $9 million in cash dividends.

   The Company has maintained a long-term debt-to-capital ratio below 5% for the last three years. At December 31, 1994, the Company had $17 million available of its $42 million short-term lines of credit.

   Capital expenditures in 1995 are expected to be lower than in either of the past two years. Management believes that the Company's earnings will begin to recover in 1995 and that operating cash flow, coupled with its access to credit markets, will be more than sufficient to meet the anticipated cash requirements for the coming year.

   In 1993, the Company generated $24 million in cash flow from operating activities, representing a decrease of $11 million compared to 1992. This decline was principally due to increased tax payments and higher inventory levels. Capital expenditures of $29 million included a 50,000-ton sodium bicarbonate capacity expansion at the Company's Old Fort, Ohio, plant. Also during 1993, the Company acquired over 400,000 shares of its common stock at a cost of $11 million and paid cash dividends of $8.5 million. Cash and short-term investments totaled $10 million at the end of 1993, compared to $22 million at December 31, 1992.

[GRAPH NO. 5]

Common Stock Price Range and Dividends


                                      1994                                   1993
----------------------------------------------------------------------------------------------
                             Low      High      Dividend          Low         High    Dividend
----------------------------------------------------------------------------------------------
1st Quarter                $ 21 1/4   $ 29 1/4    $ .11           $ 26 3/4     $31 3/4    $ .10
2nd Quarter                  20 1/4     22 7/8      .11             28          32 7/8      .10
3rd Quarter                  21 1/4     26          .11             22 7/8      31          .11
4th Quarter                  16 5/8     23 5/8      .11             22 7/8      28 1/4      .11
----------------------------------------------------------------------------------------------
Full Year                  $ 16 5/8   $ 29 1/4    $ .44           $ 22 7/8     $32 7/8    $ .42
----------------------------------------------------------------------------------------------





Based on trades on the New York Stock Exchange.

Approximate number of holders of Church & Dwight's Common Stock as of December 31, 1994: 10,700.

CHURCH & DWIGHT CO., INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

(Dollars in thousands, except per share data)


YEAR ENDED DECEMBER 31,                                       1994          1993         1992
-------------------------------------------------------------------------------------------------

NET SALES                                                  $ 491,048     $ 507,651    $ 496,456
Cost of sales                                                281,271       272,843      266,817
                                                             ------------------------------------

Gross profit                                                 209,777       234,808      229,639
Selling, general and administrative expenses                 201,362       196,281      191,926
Restructuring charges                                          6,941         2,904           --
                                                             ------------------------------------

INCOME FROM OPERATIONS                                         1,474        35,623       37,713
Equity in joint venture income                                 7,874         6,962        7,287
Investment earnings                                              655           963          651
Gain on disposal of product lines                                410         4,109        1,272
Other income                                                     209           304          625
Interest expense                                                (890)         (165)        (398)
                                                             ------------------------------------

Income before taxes and cumulative
   effect of accounting changes                                9,732        47,796       47,150
Income taxes                                                   3,615        18,310       17,647
                                                             ------------------------------------

Income before cumulative effect of
   accounting changes                                          6,117        29,486       29,503
Cumulative effect of accounting changes
   (net of income tax effect):
       Accrual of postretirement benefits (Note 9)                --        (5,647)          --
       Accrual of postemployment benefits (Note 10)               --          (533)          --
       Accounting for income taxes (Note 11)                      --         2,980           --
-------------------------------------------------------------------------------------------------
NET INCOME                                                $    6,117      $ 26,286     $ 29,503
-------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------
Weighted average shares outstanding (in thousands)            19,706        20,223       20,338
-------------------------------------------------------------------------------------------------


EARNINGS PER SHARE:

   Income before cumulative effect of
       accounting changes                                      $ .31         $1.46        $1.45

   Cumulative effect of accounting changes:
       Accrual of postretirement benefits                         --          (.28)          --
       Accrual of postemployment benefits                         --          (.03)          --
       Accounting for income taxes                                --           .15           --
                                                             ------------------------------------
   Net income                                                  $ .31         $1.30        $1.45
-------------------------------------------------------------------------------------------------


See Notes to Consolidated Financial Statements.

CHURCH & DWIGHT CO., INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)


DECEMBER 31,                                                                 1994        1993
-----------------------------------------------------------------------------------------------
ASSETS
-----------------------------------------------------------------------------------------------
CURRENT ASSETS

Cash and cash equivalents                                               $   4,659   $   5,581
Short-term investments                                                      2,976       4,000
Accounts receivable, less allowances of $912 and $752                      44,404      42,340
Inventories                                                                54,683      52,739
Income taxes receivable                                                        --       3,010
Deferred income taxes                                                      11,927      11,149
Prepaid expenses                                                            5,663       4,634
                                                                        -----------------------
TOTAL CURRENT ASSETS                                                      124,312     123,453
-----------------------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT (NET)                                       138,460     122,195
NOTE RECEIVABLE FROM JOINT VENTURE                                         11,000      11,000
EQUITY INVESTMENT IN JOINT VENTURE                                         13,868      16,557
LONG-TERM SUPPLY CONTRACTS                                                  4,391       4,929
INTANGIBLES, PRINCIPALLY GOODWILL                                           3,556       3,607
-----------------------------------------------------------------------------------------------
TOTAL ASSETS                                                             $295,587    $281,741
-----------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
-----------------------------------------------------------------------------------------------
CURRENT LIABILITIES

Short-term borrowings                                                   $  25,000   $   2,000
Accounts payable and accrued expenses                                      72,974      66,812
Income taxes payable                                                        1,802          --
                                                                        -----------------------
TOTAL CURRENT LIABILITIES                                                  99,776      68,812
-----------------------------------------------------------------------------------------------
LONG-TERM DEBT                                                              7,500       7,644

DEFERRED INCOME TAXES                                                      19,994      22,530
DEFERRED INCOME                                                               339         749
DEFERRED LIABILITIES                                                        1,176       1,282
NONPENSION POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS                      12,861      11,357


COMMITMENTS AND CONTINGENCIES


STOCKHOLDERS' EQUITY

Preferred Stock--$1 par value
   Authorized 2,500,000 shares, none issued                                    --          --
Common Stock--$1 par value
   Authorized 100,000,000 shares,
   issued 23,330,494 shares                                                23,330      23,330
Additional paid-in capital                                                 32,823      32,100
Retained earnings                                                         167,901     170,434
Cumulative translation adjustments                                           (741)       (494)
                                                                        -----------------------
                                                                          223,313     225,370

Less common stock in treasury, at cost:
   3,803,659 shares in 1994 and
   3,251,280 shares in 1993                                                69,372      56,003
-----------------------------------------------------------------------------------------------
TOTAL STOCKHOLDERS' EQUITY                                                153,941     169,367
-----------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                               $295,587    $281,741
-----------------------------------------------------------------------------------------------


See Notes to Consolidated Financial Statements.

CHURCH & DWIGHT CO., INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOW

(Dollars in thousands)


YEAR ENDED DECEMBER 31,                                         1994         1993        1992
-----------------------------------------------------------------------------------------------
CASH FLOW FROM OPERATING ACTIVITIES
-----------------------------------------------------------------------------------------------
NET INCOME                                                  $  6,117     $ 26,286    $ 29,503

Adjustments to reconcile net income to net
cash provided by operating activities:
   Cumulative effect of accounting changes                        --        3,200          --
   Depreciation, depletion and amortization                   11,743       10,622       9,848
   (Gain)/loss on asset disposals                                700         (582)       (831)
   Equity in joint venture income                             (7,874)      (6,962)     (7,287)
   Deferred income taxes                                      (3,319)       1,524        (258)
   Other                                                        (146)         322          58
Change in assets and liabilities net of
effects of disposals:
   (Increase)decrease in short-term investments                1,024        4,060      (4,061)
   (Increase)decrease in accounts receivable                  (2,079)         628       2,309
   (Increase)decrease in inventories                          (2,049)      (7,767)      9,016
   (Increase)decrease in prepaid expenses                     (1,043)       1,012      (2,062)
   Increase(decrease) in accounts payable                      6,209          (68)     (1,684)
   Increase(decrease) in income taxes payable                  4,845       (9,306)        190
   Increase in other liabilities                               1,399        1,489         310
-----------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                     15,527       24,458      35,051

CASH FLOW FROM INVESTING ACTIVITIES
-----------------------------------------------------------------------------------------------
Additions to property, plant and equipment                   (28,388)     (28,802)    (12,487)
Proceeds from asset disposals                                    372        2,330         548
Distributions from joint venture                              10,563        8,387       7,041
Investment in subsidiary                                        (625)        (325)        (93)
Investment in note receivable from joint venture                  --           --     (11,000)
-----------------------------------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES                        (18,078)     (18,410)    (15,991)

CASH FLOW FROM FINANCING ACTIVITIES
-----------------------------------------------------------------------------------------------
Proceeds from short-term borrowing                            23,000        2,000          --
Proceeds from stock options exercised                            746          993       1,473
Purchase of treasury stock                                   (15,051)     (10,947)     (2,979)
Payment of cash dividends                                     (8,650)      (8,492)     (7,732)
Proceeds from sale of common stock                             1,584        1,935          --
-----------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES            1,629      (14,511)     (9,238)

NET CHANGE IN CASH AND CASH EQUIVALENTS                         (922)      (8,463)      9,822
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                 5,581       14,044       4,222
-----------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                    $  4,659    $   5,581    $ 14,044
-----------------------------------------------------------------------------------------------

Cash paid during the year for:

   Interest                                                 $  1,208    $     271   $     290
   Income taxes                                                1,900       24,297      17,803
-----------------------------------------------------------------------------------------------


See Notes to Consolidated Financial Statements.

CHURCH & DWIGHT CO., INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands)

YEARS ENDED DECEMBER 31, 1994, 1993 and 1992

-----------------------------------------------------------------------------------------------------------------------------
                                           Number of Shares                           Amounts
                                         -------------------     ------------------------------------------------------------
                                                                                      Additional                 Cumulative
                                          Common    Treasury     Common    Treasury      Paid-In     Retained   Translation
                                           Stock       Stock      Stock       Stock      Capital     Earnings   Adjustments
-----------------------------------------------------------------------------------------------------------------------------
   JANUARY 1, 1992                        23,330     (3,030)    $23,330    $(45,379)     $29,812     $130,869       $   522

Net income                                    --         --          --          --           --       29,503            --
Cash dividends                                --         --          --          --           --       (7,732)           --
Stock option plan transactions
   including related income tax benefit       --        126          --       1,475          329           --            --
Other stock issuances                         --          5          --          59           80           --            --
Purchase of treasury stock                    --        (96)         --      (2,979)          --           --            --
Translation adjustments                       --         --          --          --           --           --          (838)
-----------------------------------------------------------------------------------------------------------------------------
   DECEMBER 31, 1992                      23,330     (2,995)     23,330     (46,824)      30,221      152,640          (316)

Net income                                    --         --          --          --           --       26,286            --
Cash dividends                                --         --          --          --           --       (8,492)           --
Stock option plan transactions
   including related income tax benefit       --         86          --       1,001          544           --            --
Sale of stock to senior officers              --         60          --         700        1,235           --            --
Other stock issuances                         --          6          --          67          100           --            --
Purchase of treasury stock                    --       (408)         --     (10,947)          --           --            --
Translation adjustments                       --         --          --          --           --           --          (178)
-----------------------------------------------------------------------------------------------------------------------------
   DECEMBER 31, 1993                      23,330     (3,251)     23,330     (56,003)      32,100      170,434          (494)

Net income                                    --         --          --          --           --        6,117            --
Cash dividends                                --         --          --          --           --       (8,650)           --
Stock option plan transactions
   including related income tax benefit       --         74          --         860          (50)          --            --
Sale of stock to senior officers              --         70          --         817          767           --            --
Other stock issuances                         --         --          --           5            6           --            --
Purchase of treasury stock                    --       (697)         --     (15,051)          --           --            --
Translation adjustments                       --         --          --          --           --           --          (247)
-----------------------------------------------------------------------------------------------------------------------------
   DECEMBER 31, 1994                      23,330     (3,804)    $23,330    $(69,372)     $32,823     $167,901        $ (741)
-----------------------------------------------------------------------------------------------------------------------------


See Notes to Consolidated Financial Statements.

CHURCH & DWIGHT CO., INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.  ACCOUNTING POLICIES

BUSINESS

The Company's principal business is the manufacture and sale of sodium carbonate-based products. Its products are sold to consumers, distributed principally through retail outlets, and to industrial customers and distributors.

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. The Company's 50-percent interest in its Armand Products Company joint venture has been accounted for under the equity method of accounting. All material intercompany transactions and profits have been eliminated in consolidation.

FOREIGN CURRENCY TRANSLATION

Financial statements of foreign subsidiaries are translated into U.S. dollars in accordance with SFAS No. 52. Gains and losses on foreign currency transactions were not material.

CASH EQUIVALENTS

Cash equivalents consist of highly liquid short-term investments which mature within three months of purchase.

INVENTORIES

Inventories are valued at the lower of cost or market. Cost is determined primarily by using the last-in, first-out (LIFO) method.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment and additions thereto are stated at cost. Depreciation and amortization are provided by the straight-line method over the estimated useful lives of the respective assets.

LONG-TERM SUPPLY CONTRACTS

Long-term supply contracts represent advance payments under certain multi-year contracts with suppliers of raw materials. Such advance payments are applied over the lives of the contracts.

INTANGIBLES

Intangibles are comprised of $3,555,700 of goodwill recorded prior to November 1, 1970 which is not being amortized, as management of the Company believes that there has been no diminution in carrying value.

RESEARCH & DEVELOPMENT

Research & Development costs in the amount of $20,594,000 in 1994, $21,172,000 in 1993 and $17,826,000 in 1992 were charged to operations as incurred.

EARNINGS PER SHARE

Earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Common equivalent shares have been excluded because their effect was not material.

INCOME TAXES

Upon the adoption of Financial Accounting Standards No. 109, "Accounting for Income Taxes," effective January 1, 1993, deferred income taxes are provided to reflect the future consequences of differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. Prior to 1993, deferred taxes were provided for income or expense recognized in different periods for financial and income tax reporting purposes.

PRESENTATION

Certain prior-year amounts have been reclassified in order to conform with current-year presentation.


2.  FAIR VALUE OF FINANCIAL INSTRUMENTS AND FOREIGN EXCHANGE RISK MANAGEMENT

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 1994 and 1993. Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments," defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.


(In thousands)                                      1994                          1993
---------------------------------------------------------------------------------------------
                                          Carrying         Fair          Carrying        Fair
                                            Amount        Value            Amount       Value
---------------------------------------------------------------------------------------------

Financial Assets:

   Cash and cash equivalents              $  4,659     $  4,659          $  5,581    $  5,581
   Short-term investments                    2,976        2,976             4,000       4,000
   Note receivable from joint venture       11,000       11,000            11,000      11,000
---------------------------------------------------------------------------------------------
Financial Liabilities:

   Short-term borrowings                    25,000       25,000             2,000       2,000
   Long-term debt                            7,500        7,500             7,500       7,500
---------------------------------------------------------------------------------------------



   The following methods and assumptions were used to estimate the fair value of each class of financial instruments reflected in the Statement of Financial
Position:

CASH AND CASH EQUIVALENTS

The Company has included as part of cash equivalents short-term highly liquid investments that are classified as trading securities. The cost of the investments can be specifically identified and approximates fair value because of the short maturity of the instruments.

SHORT-TERM INVESTMENTS

The cost of the investments (trading securities) can be specifically identified and its fair value is based upon quoted market prices at the reporting date. The Company included in its Consolidated 1994 Statement of Income an unrealized loss of $148,000.

NOTE RECEIVABLE FROM JOINT VENTURE

The note receivable represents a loan to the Company's Armand Products Company joint venture. The note, which is secured by plant and equipment owned by the joint venture, bears interest at a rate of 8.25% and is due in installments from January 1998 through June 2000. The Company believes that the note receivable represents fair market value because the terms and collateral would be similar to other instruments available to the joint venture in the marketplace.

SHORT-TERM BORROWINGS

The amounts of unsecured lines of credit are valued at fair value.

LONG-TERM DEBT

The Company estimates that based upon the Company's financial position and the debt's variable interest rate, the carrying value of its long-term debt approximates fair value.

FOREIGN EXCHANGE RISK MANAGEMENT

The Company enters into forward exchange contracts to hedge anticipated but not yet committed sales denominated in the Japanese yen. The terms of these contracts are for a period of under 18 months. The purpose of the Company's foreign currency hedging activities is to protect the Company from the risk that the eventual dollar net cash inflows resulting from the sale of products to foreign customers will be adversely affected by changes in exchange rates. The Company believes that because these contracts are traded on exchanges and the contracts are denominated in a major currency, both credit and market risk is reduced. The amount outstanding at December 31, 1994 of "sell" contracts, translated into U.S. dollars using the rates current at the reporting date, was $2,776,000. The Company's accounting policy is to value these contracts at market value. At December 31, 1994, the Company had an unrealized gain that was not material.

3.  INVENTORIES

Inventories are summarized as follows:


(In thousands)                                                               1994        1993
---------------------------------------------------------------------------------------------
Raw materials and supplies                                                $12,237     $12,690
Work in process                                                               103         103
Finished goods                                                             42,343      39,946
---------------------------------------------------------------------------------------------
                                                                          $54,683     $52,739
---------------------------------------------------------------------------------------------



Inventories valued on the LIFO method totaled $48,780,000 and $46,874,000 at December 31, 1994 and 1993, respectively, and would have been approximately $2,827,000 and $2,337,000 higher, respectively, had they been valued using the first-in, first-out (FIFO) method.


4.  PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:


(In thousands)                                                               1994        1993
---------------------------------------------------------------------------------------------
Land                                                                     $  3,107    $  3,103
Buildings and improvements                                                 59,874      54,125
Machinery and equipment                                                   135,188     108,665
Office equipment and other assets                                          13,324      11,974
Mineral rights                                                              5,020       3,145
Construction in progress                                                    5,859      15,431
---------------------------------------------------------------------------------------------
                                                                          222,372     196,443
Less accumulated depreciation, depletion and amortization                  83,912      74,248
---------------------------------------------------------------------------------------------
Net property, plant and equipment                                        $138,460    $122,195
---------------------------------------------------------------------------------------------



Depreciation, depletion and amortization of property, plant and equipment have been charged to operations in the amount of $11,153,000, $9,805,000, and $9,034,000 in 1994, 1993, and 1992, respectively. Interest charges in the amount of $408,000 and $226,000 were capitalized in connection with construction projects in 1994 and 1993, respectively.

5.  EQUITY INVESTMENT

The following table reflects summarized financial information for the Armand Products Company joint venture. The Company accounts for its 50 percent interest in the joint venture under the equity method. Product and services are provided to the Armand Products Company by the joint venture partners at cost. As a result, the information below would not be indicative of the financial position or results of operation had the joint venture operated on a stand-alone basis.


(In thousands)                                                  1994         1993        1992
---------------------------------------------------------------------------------------------
Income Statement Data:

   Net sales                                                 $47,254      $39,701     $39,965
   Gross profit                                               18,146       16,013      16,530
   Net income                                                 14,840       13,017      14,207
   Company's share in net income                               7,420        6,508       7,103
   Elimination of Company's share of
       intercompany interest expense                             454          454         184
---------------------------------------------------------------------------------------------
   Equity in joint venture income                            $ 7,874      $ 6,962     $ 7,287
---------------------------------------------------------------------------------------------



(In thousands)                                                               1994        1993
---------------------------------------------------------------------------------------------
Balance Sheet Data:

   Current assets                                                         $10,433     $11,329
   Noncurrent assets                                                       32,111      35,245
   Current liabilities                                                      3,807       2,459
   Note payable--Church & Dwight Co., Inc.                                 11,000      11,000
   Partnership capital                                                     27,737      33,115
----------------------------------------------------------------------------------------------

6.  ACCOUNTS PAYABLE AND ACCRUED EXPENSES


Accounts payable and accrued expenses consist of the following:

(In thousands)                                                               1994        1993
---------------------------------------------------------------------------------------------
Trade accounts payable                                                    $23,372     $22,390
Accrued marketing and promotion costs                                      37,918      35,509
Accrued wages and related costs                                             3,852       4,516
Accrued pension and profit-sharing                                          1,919         257
Other accrued current liabilities                                           5,913       4,140
---------------------------------------------------------------------------------------------
                                                                          $72,974     $66,812
---------------------------------------------------------------------------------------------


7.  SHORT-TERM BORROWING AND LONG-TERM DEBT

The Company has available unsecured lines of credit with major U.S. banks in the amount of $42 million of which $25 million was outstanding as of December 31, 1994 and $2 million outstanding as of December 31, 1993. The weighted average interest rate on borrowings outstanding at December 31, 1994 was 7.2%.

Long-term debt consists of the following:


(In thousands)                                                               1994        1993
---------------------------------------------------------------------------------------------
Industrial Revenue Refunding Bond
    due in installments from 1998-2008                                     $7,500      $7,500
Other                                                                          --         144
---------------------------------------------------------------------------------------------
                                                                           $7,500      $7,644
---------------------------------------------------------------------------------------------

The Industrial Revenue Refunding Bond carries a variable rate of interest determined weekly, based upon current market conditions for short-term tax-exempt financing. The average rate of interest charged in 1994 was 3.3%.

8.   PENSION PLANS

The Company has defined benefit pension plans covering certain hourly employees. Pension benefits to retired employees are based upon their length of service and a percentage of qualifying compensation during the final years of employment. The Company's funding policy, which is consistent with federal funding requirements, is intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future.

Net pension cost includes the following components:


(In thousands)                                                  1994         1993        1992
---------------------------------------------------------------------------------------------
Service cost                                                $   414        $ 352       $ 389
Interest cost on projected benefit obligation                   787          766         816
Actual return on plan assets                                    162         (808)       (658)
Net amortization and deferral                                (1,091)        (125)       (334)
---------------------------------------------------------------------------------------------
Net periodic pension cost                                   $   272        $ 185       $ 213
---------------------------------------------------------------------------------------------




The table below reflects the funded status of the pension plans at December 31:

(In thousands)                                                               1994        1993
---------------------------------------------------------------------------------------------
Actuarial present value of accumulated benefit obligation:
   Vested benefits                                                      $ (8,176)   $ (7,817)
   Nonvested benefits                                                       (508)       (499)
---------------------------------------------------------------------------------------------
                                                                        $ (8,684)   $ (8,316)
---------------------------------------------------------------------------------------------
Actuarial present value of projected benefit obligation
   for service rendered to date                                         $(10,668)   $(10,442)
Plan assets at fair value                                                  9,819      10,520
                                                                      ----------------------
Plan assets in excess of/(less than) projected benefit obligation           (849)         78
Unrecognized net (gain)/loss from past experience different
   from that assumed and effects of changes in assumptions                   382        (312)
Prior service cost not yet recognized in net periodic
   pension cost                                                              289         319
Unrecognized (net asset) at January 1, 1986
   being recognized over 15 years                                             12         (17)
Loss due to currency fluctuations                                             31          21
---------------------------------------------------------------------------------------------
(Accrued)/prepaid pension cost                                          $   (135)   $     89
---------------------------------------------------------------------------------------------




The assumptions used in determining the present value of the projected benefit obligation were as follows:

                                                                             1994        1993
---------------------------------------------------------------------------------------------
Weighted average discount rate                                               8.0%        7.5%
Future compensation growth rate                                              5.0%        5.0%
Expected long-term rate of return on plan assets                            9.25%        9.4%
---------------------------------------------------------------------------------------------



   The plan assets primarily consist of equity mutual funds, fixed income funds and a guaranteed investment contract fund.

   The Company also maintains a defined contribution profit sharing plan for salaried and certain hourly employees. Contributions to the profit sharing plan charged to earnings amounted to $1,400,000, $0, and $2,776,000 in 1994, 1993, and 1992, respectively.

9.  NONPENSION POSTRETIREMENT BENEFITS

The Company maintains unfunded plans which provide medical benefits for eligible domestic retirees and their dependents. Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 106 (SFAS 106), "Employers' Accounting for Postretirement Benefits Other than Pensions." This standard requires the cost of such benefits to be recognized during the employee's active working career. Previously, the Company recognized these costs as they were incurred, also referred to as the pay-as-you-go basis.

   1993 results include the cumulative effect of adopting SFAS 106 on the immediate-recognition basis. The resulting $5,647,000 charge represents the accumulated postretirement benefit obligation at January 1, 1993 amounting to $9,200,000, less an income tax benefit of $3,553,000.

   The net periodic postretirement benefit cost under the new method amounted to $1,695,000 and $1,401,000 in 1994 and 1993, respectively. Had the expense for 1994 and 1993 been determined under the previous cash method of accounting, the amount recognized as expense would have been $184,000 and $129,000, respectively.

The following table provides information on the status of the plan at December
31:


(In thousands)                                                               1994        1993
---------------------------------------------------------------------------------------------
Accumulated postretirement benefit obligation:

   Retirees                                                               $ 3,502    $ 4,121
   Fully eligible active participants                                       2,167      1,910
   Other active participants                                                6,010      6,056
---------------------------------------------------------------------------------------------
                                                                           11,679     12,087
   Unrecognized net gain/(loss)                                               307     (1,611)
---------------------------------------------------------------------------------------------

Accrued postretirement benefit obligation                                 $11,986    $10,476
---------------------------------------------------------------------------------------------

Net postretirement benefit cost consisted of the following components:
---------------------------------------------------------------------------------------------
   Service cost - benefits earned during the year                         $   876    $   629
   Interest cost on accumulated postretirement benefit obligation             819        772
---------------------------------------------------------------------------------------------
Net postretirement benefit cost                                           $ 1,695    $ 1,401
---------------------------------------------------------------------------------------------



   The accumulated postretirement benefit obligation has been determined by application of the provisions of the Company's medical plans including established maximums and sharing of costs, relevant actuarial assumptions and health-care cost trend rates projected at 12 percent in 1995, and ranging to 5.4 percent through the year 2007 and beyond. The effect of a one-percent increase in the assumed cost trend rate would increase the accumulated postretirement benefit obligation by approximately $2,150,000 and increase the net periodic postretirement benefit cost for 1994 by $382,000. The assumed discount rate used in determining the accumulated postretirement benefit obligation was 8.0% in 1994 and 7.5% in 1993.


10.  POSTEMPLOYMENT BENEFITS

   During the fourth quarter of 1993, the Company elected to adopt, effective as of January 1, 1993, the accounting provisions of Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits." This standard requires that the cost of benefits provided to former or inactive employees be recognized on the accrual basis of accounting. Previously, the Company recognized postemployment benefit costs (primarily medical benefits provided to certain employees receiving long-term disability benefits) when paid. The cumulative effect of this change in accounting principle resulted in a charge against 1993 earnings of $533,000, net of a related tax benefit of $348,000. Adoption of this standard did not materially affect income before cumulative effect of accounting changes in 1993 or 1994.

11.  INCOME TAXES

On January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes." The adoption of SFAS 109 changed the Company's method of accounting for income taxes from the deferred method to an asset-and-liability approach. In 1993, the cumulative effect of implementing the new standard resulted in an after-tax credit of $2,980,000, or $.15 per share.

The components of income before taxes and cumulative effect of accounting changes are as follows:


(In thousands)                                                  1994         1993        1992
---------------------------------------------------------------------------------------------
Domestic                                                    $11,321      $48,428      $46,038
Foreign                                                      (1,589)        (632)       1,112
---------------------------------------------------------------------------------------------
Total                                                       $ 9,732      $47,796      $47,150
---------------------------------------------------------------------------------------------



The following table summarizes the provision for U.S. federal, state and foreign income taxes:


(In thousands)                                                  1994         1993        1992
---------------------------------------------------------------------------------------------
Current:

   U.S. federal                                             $ 5,793      $15,238     $14,212
   State                                                      1,034        3,309       3,313
   Foreign                                                      102         (507)        401
---------------------------------------------------------------------------------------------
                                                            $ 6,929      $18,040     $17,926
---------------------------------------------------------------------------------------------
Deferred:

   U.S. federal                                             $(3,069)     $   126     $  (259)
   State                                                       (327)          14         (57)
   Foreign                                                       82          130          37
---------------------------------------------------------------------------------------------
                                                            $(3,314)     $   270     $  (279)
---------------------------------------------------------------------------------------------
Total Provision                                             $ 3,615      $18,310     $17,647
---------------------------------------------------------------------------------------------




Deferred tax liabilities/(assets) consist of the following at December 31:

(In thousands)                                                               1994        1993
---------------------------------------------------------------------------------------------
Current deferred tax assets:

   Marketing expenses, principally coupons                              $ (7,646)   $ (6,115)
   Reserves and other liabilities                                         (2,067)     (2,356)
   Uniform capitalization of expenses                                     (1,193)     (1,413)
   Accounts receivable                                                      (695)       (630)
   Other                                                                    (326)       (635)
---------------------------------------------------------------------------------------------
   Total current deferred tax assets                                     (11,927)    (11,149)
---------------------------------------------------------------------------------------------
Noncurrent deferred tax liabilities/(assets):

   Nonpension postretirement and postemployment benefits                  (5,092)     (4,542)
   Loss carryforward                                                        (912)         --
   Valuation allowance                                                       912          --
   Depreciation and amortization                                          23,068      24,457
   Investment in purchased tax credits                                     1,576       2,152
   Provision on foreign subsidiaries' unremitted earnings                    282         287
   Other                                                                     160         176
---------------------------------------------------------------------------------------------
   Net noncurrent deferred tax liabilities                                19,994      22,530
---------------------------------------------------------------------------------------------
Net deferred tax liability                                              $  8,067    $ 11,381
---------------------------------------------------------------------------------------------


In 1993, legislation was enacted which increased the U.S. corporate income tax rate from 34% to 35%. The Company correspondingly increased its net deferred tax liability for the increase in the rate.

The difference between tax expense and the "expected" tax which would result from the use of the federal statutory rate is as follows:


(In thousands)                                                  1994         1993        1992
---------------------------------------------------------------------------------------------
Statutory rate                                                  35%          35%         34%
Tax which would result from use of the
   federal statutory rate                                    $3,406      $16,729     $16,031
---------------------------------------------------------------------------------------------
Depletion                                                      (415)        (459)       (462)
Research & Development credit                                  (700)        (511)       (324)
State and local income tax, net of federal effect               460        2,160       2,183
Varying tax rates of foreign affiliates                          12           80          33
Non-recognition of foreign affiliate loss                       718           --          --
Effect of tax rate change on deferred tax
   assets and liabilities                                        --          270          --
Other                                                           134           41         186
---------------------------------------------------------------------------------------------
                                                                209        1,581       1,616
---------------------------------------------------------------------------------------------
Recorded tax expense                                         $3,615      $18,310     $17,647
---------------------------------------------------------------------------------------------
Effective tax rate                                            37.1%        38.3%       37.4%
---------------------------------------------------------------------------------------------



12.  STOCK OPTION PLANS

The Company has options outstanding under three plans. Under the 1983 Stock Option Plan and the 1994 Incentive Stock Option Plan, the Company may grant options to key management employees. The Stock Option Plan for Directors authorizes the granting of options to non-employee directors. Options outstanding under the plans are issued at market value, are exercisable on the third anniversary of the date of grant, and must be exercised within ten years of the date of grant.


Stock option transactions for the two years          Number of               Option Price
ended December 31, 1994 were as follows:              Shares               (range per share)
---------------------------------------------------------------------------------------------
Outstanding at January 1, 1993                      1,118,084            $   5.75  -  $ 31.94

       Grants                                         212,200            $  23.88  -  $ 32.25
       Exercised                                       85,801            $   5.75  -  $ 28.88
       Cancelled                                       38,600            $  19.00  -  $ 32.25
---------------------------------------------------------------------------------------------
Outstanding at December 31, 1993                    1,205,883            $   6.08  -  $ 32.25

       Grants                                         970,900            $  17.13  -  $ 27.88
       Exercised                                       73,835            $   6.08  -  $ 19.00
       Cancelled                                      165,600            $  15.75  -  $ 32.25
---------------------------------------------------------------------------------------------
Outstanding at December 31, 1994                    1,937,348            $   8.94  -  $ 32.25
---------------------------------------------------------------------------------------------
Exercisable at December 31, 1994                      650,848            $   8.94  -  $ 31.50
---------------------------------------------------------------------------------------------



13.  RESTRUCTURING CHARGES

The Company recorded restructuring charges in 1994 related to items; (1) $3.9 million associated with a cost reduction program designed to trim operating costs principally through a reduction in workforce; and (2) $3.0 million for the write-off of assets and accruals associated with the manufacturing of certain laundry detergent products that were discontinued. As of December 31, 1994, 62 employees had been terminated as a part of the workforce reduction program.

   In 1993, the Company recorded a restructuring charge in the amount of $2.9 million in connection with the one-time costs to consolidate production facilities, including the cost of asset retirements, asset relocation and, to a lesser extent, employee-related costs.

Components of the restructuring charges and the outstanding reserve balances included in accounts payable and accrued expenses consist of the following:


                                         Restructuring       Disposals/          Reserves
                                            Charges           Payments       at Dec. 31, 1994
---------------------------------------------------------------------------------------------
Fixed asset disposals                       $3,287            $(3,287)            $   --
Fixed asset removal and demolition           1,118               (126)               992
Severance and related                        4,207             (2,053)             2,154
Other                                        1,233                 --              1,233
---------------------------------------------------------------------------------------------
                                            $9,845            $(5,466)            $4,379


14.  DISPOSITIONS

In connection with the disposal of its DeWitt product lines which were sold in 1990, the Company entered into five-year non-compete agreements for consideration of $2,000,000. Such amount is being amortized from deferred income on a straight-line basis over the life of the agreements. Also related to this transaction, in 1993, the Company recognized a $1,450,000 gain which was previously deferred pending the outcome of certain contractual warranties.

   In December 1993, the Company received $2,250,000 in final settlement of a licensing agreement in connection with its 1989 sale of the National Vitamin Products line. Pursuant to the licensing agreement, the Company had previously received fees in the amounts of $378,000, $474,000 and $532,000 in 1992, 1991 and 1990, respectively.

15.  OFFICER LOAN GUARANTEES

In accordance with a long-term compensation plan approved by the Board of Directors, the Company sold shares of its common stock to senior officers totaling 70,000 shares and 60,000 shares in 1994 and 1993, respectively. The selling prices were $22.63 and $32.25 per share, respectively, and in each case represented the market price on the date of sale. These transactions, financed through loans to the individuals by financial institutions have been guaranteed by the Company. The amount of these guarantees outstanding at December 31, 1994 was $2,970,000.

16.  COMMON STOCK VOTING RIGHTS AND RIGHTS AGREEMENT

Effective February 19, 1986, the Company's Restated Certificate of Incorporation was amended to provide that every share of Company Common Stock is entitled to four votes per share if it has been beneficially owned continuously by the same holder (1) for a period of 48 consecutive months preceding the record date for the Stockholders' Meeting; or (2) since February 19, 1986. All other shares carry one vote. Specific provisions for the determination of beneficial ownership and the voting rights of the Company's common stock are contained in the Company's Notice of Annual Meeting of Stockholders and Proxy Statement.

   On April 26, 1989, the Board of Directors declared a dividend of one right for each share of outstanding common stock to be issued to stockholders of record on May 17, 1989 and which will expire in ten years subject to earlier redemption by the Company. Under certain circumstances, the registered holder of each right would be entitled to purchase one one-hundredth of a share of the Junior Participating Cumulative Preferred Stock of the Company, or in certain circumstances either Company common stock or common stock of an acquiring company at one-half the market price.

17.  COMMITMENTS AND CONTINGENCIES

a. Rent expense amounted to $4,009,000 in 1994, $4,313,000 in 1993, and
$3,650,000 in 1992. The Company is obligated for minimum annual rentals under non-cancellable long-term operating leases as follows:


(In thousands)
---------------------------------------------------------------------------------------------
                                                    1995                $ 3,092
                                                    1996                  2,804
                                                    1997                  2,370
                                                    1998                  1,842
                                                    1999                  1,668
                                              Thereafter                  4,402
---------------------------------------------------------------------------------------------
Total future minimum lease commitments                                  $16,178
---------------------------------------------------------------------------------------------



   b. In December 1981, the Company formed a partnership with a supplier of raw materials which mines and processes sodium mineral deposits owned by each of the two companies in Wyoming. The partnership supplies the Company with the majority of its sodium raw material requirements. This agreement terminates upon two years' written notice by either company.

18.  UNAUDITED QUARTERLY FINANCIAL INFORMATION


(In thousands, except for per share data)
---------------------------------------------------------------------------------------------
                                       First      Second       Third       Fourth        Full
                                     Quarter     Quarter     Quarter      Quarter        Year
---------------------------------------------------------------------------------------------
1994

Net sales                           $111,511    $130,656    $132,581     $116,300    $491,048
Gross profit                          47,320      57,798      60,123       44,536     209,777
Income/(loss) from operations          1,778       8,405      (2,642)      (6,067)      1,474
Equity in joint venture income         1,621       2,194       2,041        2,018       7,874
Net income/(loss)                      2,419       6,388        (259)      (2,431)      6,117
Net income/(loss) per share            $ .12       $ .32       $(.01)       $(.12)      $ .31
---------------------------------------------------------------------------------------------
1993

Net sales                           $123,897    $130,308    $129,183     $124,263    $507,651
Gross profit                          59,145      60,877      59,977       54,809     234,808
Income from operations                 7,586       7,613      13,300        7,124      35,623
Equity in joint venture income         1,800       2,143       1,312        1,707       6,962
Income before accounting
   changes                             6,126       6,443       9,694        7,223      29,486
Net income                             2,926       6,443       9,694        7,223      26,286
Income per share before
   accounting changes                  $ .30       $ .32       $ .48        $ .36       $1.46
Net income per share                     .14         .32         .48          .36        1.30
---------------------------------------------------------------------------------------------
1992

Net sales                           $110,787    $123,241    $128,457     $133,971    $496,456
Gross profit                          51,305      55,603      59,287       63,444     229,639
Income from operations                 5,108       9,346      13,033       10,226      37,713
Equity in joint venture income         1,725       1,853       1,596        2,113       7,287
Net income                             4,410       7,414       9,378        8,301      29,503
Net income per share                   $ .22       $ .36       $ .46        $ .41       $1.45
---------------------------------------------------------------------------------------------


INDEPENDENT AUDITORS' REPORT


To the Stockholders and Board of Directors of Church & Dwight Co., Inc.
Princeton, NJ


We have audited the accompanying consolidated balance sheets of Church &
Dwight Co., Inc., and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Church & Dwight Co., Inc. and subsidiaries at December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

   As discussed in Notes 9, 10, and 11 to the Consolidated Financial Statements, the Company changed its methods of accounting for postretirement benefits, postemployment benefits and income taxes effective January 1, 1993 to conform with Statement of Financial Accounting Standards Nos. 106, 112 and 109, respectively.





DELOITTE & TOUCHE LLP
Parsippany, NJ
January 25, 1995

CHURCH & DWIGHT CO., INC. AND SUBSIDIARIES
ELEVEN-YEAR FINANCIAL REVIEW

(Dollars in millions, except per share data)


OPERATING RESULTS              1994     1993     1992     1991     1990     1989     1988     1987     1986     1985    1984
----------------------------------------------------------------------------------------------------------------------------
Net sales:

Consumer products           $ 393.0    410.4    409.3    386.1    331.1    295.6    249.4    231.6    218.9    180.2   144.4
Specialty products             98.0     97.3     87.2     80.7     80.2     75.8     82.1     73.5     53.3     51.2    40.2
Total                         491.0    507.7    496.5    466.8    411.3    371.4    331.5    305.1    272.2    231.4   184.6
----------------------------------------------------------------------------------------------------------------------------
Marketing                   $ 128.4    116.1    115.8     89.1     66.3     43.0     35.1     37.1     39.2     29.9    22.8
----------------------------------------------------------------------------------------------------------------------------
Research & Development      $  20.6     21.2     17.8     13.4     12.3      7.9      6.3      5.4      4.9      4.7     3.3
----------------------------------------------------------------------------------------------------------------------------
Income from operations      $   1.5     35.6     37.7     34.0     28.9     25.2     23.6     20.1     17.9     21.7    18.3
----------------------------------------------------------------------------------------------------------------------------
Net income                  $   6.1     26.3     29.5     26.5     22.5      8.6     16.5     14.0     12.8      4.7    11.2
----------------------------------------------------------------------------------------------------------------------------
Net income per share        $   .31     1.30     1.45     1.29     1.05      .42      .75      .64      .60      .23     .55
----------------------------------------------------------------------------------------------------------------------------
  % of sales                   1.2%     5.2%     5.9%     5.7%     5.5%     2.3%     5.0%     4.6%     4.7%     2.0%    6.1%
----------------------------------------------------------------------------------------------------------------------------

FINANCIAL POSITION
----------------------------------------------------------------------------------------------------------------------------
Total assets                $ 295.6    281.7    261.0    244.3    249.2    242.5    241.7    245.4    227.9    148.9   142.0
Long-term debt                  7.5      7.6      7.7      7.8     29.6     52.2     55.6     56.8     59.2     20.8    22.3
Stockholders' equity          153.9    169.4    159.1    139.2    118.7    111.6    112.0    116.1    104.8     74.1    72.6
----------------------------------------------------------------------------------------------------------------------------
Long-term debt as a %
  of total capitalization        5%       4%       5%       5%      20%      32%      33%      33%      36%      23%     24%
----------------------------------------------------------------------------------------------------------------------------
Working capital             $  24.5     54.6     40.7     34.1     46.1     66.8     58.8     68.8     61.9     41.5    32.7
----------------------------------------------------------------------------------------------------------------------------
Current ratio                   1.2      1.8      1.5      1.4      1.6      2.2      2.2      2.5      2.6      2.3     2.2
----------------------------------------------------------------------------------------------------------------------------

OTHER DATA
----------------------------------------------------------------------------------------------------------------------------
Average common shares
  outstanding (in thousands) 19,706   20,223   20,338   19,831   20,455   20,728   21,985   21,976   21,415   20,631  20,453
----------------------------------------------------------------------------------------------------------------------------
Return on average
   stockholders' equity        3.8%    16.0%    19.8%    20.5%    19.5%     7.7%    14.4%    12.7%    14.3%     6.4%   16.2%
----------------------------------------------------------------------------------------------------------------------------
Cash dividends paid         $   8.7      8.5      7.7      6.7      6.1      5.4      5.1      4.7      4.3      3.9     3.6
----------------------------------------------------------------------------------------------------------------------------
Cash dividends paid
   per common share         $   .44      .42      .38      .34      .30      .26      .23   .211/2   .201/2   .191/2  .181/8
----------------------------------------------------------------------------------------------------------------------------
Stockholders' equity
   per common share         $  7.88     8.43     7.82     6.85     5.87     5.39     5.35     5.27     4.78     3.68    3.66
----------------------------------------------------------------------------------------------------------------------------
Additions to property,
   plant and equipment      $  28.4     28.8     12.5     19.3     10.0     10.4     11.3     12.4     20.6      8.6    17.5
----------------------------------------------------------------------------------------------------------------------------
Depreciation and
   amortization             $  11.7     10.6      9.8      9.5      8.9      8.5      8.2      7.8      5.1      5.6     4.2
----------------------------------------------------------------------------------------------------------------------------
Employees at year-end         1,028    1,096    1,092    1,081      994    1,070    1,000      950      900      645     551
Statistics per employee:
(in thousands)
   Sales                    $   478      463      455      432      414      347      332      321      302      359     335
   Operating earnings             1       33       35       31       29       24       24       21       20       34      33
----------------------------------------------------------------------------------------------------------------------------


DIRECTORS

CYRIL C. BALDWIN, JR.
Chairman of the Board and
Chief Executive Officer
Cambrex Corporation
Director since 1983

WILLIAM R. BECKLEAN
Senior Vice President
Tucker Anthony, Inc.
Director since 1980

ROBERT H. BEEBY
Retired President and
Chief Executive Officer
Frito-Lay, Inc.
Director since 1992

ROSINA B. DIXON, M.D.
Physician and Consultant
Director since 1979

J. RICHARD LEAMAN, JR.
President and Chief Executive Officer
S. D. Warren Company
Director since 1985

JOHN D. LEGGETT III, PH.D.
President
Sensor Instruments Co., Inc.
Director since 1979

ROBERT A. MCCABE
President
Pilot Capital Corporation
Director since 1987

DWIGHT C. MINTON
Chairman and Chief Executive Officer
Church & Dwight Co., Inc.
Director since 1965

DEAN P. PHYPERS
Retired Senior Vice President
International Business Machines Corporation
Director since 1974

JARVIS J. SLADE
Partner
Hampton Capital Company
Director since 1970

JOHN O. WHITNEY
Professor and Executive Director
The Deming Center for Quality Management
Columbia Business School
Director since 1992


OFFICERS

DWIGHT C. MINTON
Chairman and Chief Executive Officer

MARK A. BILAWSKY
Vice President
General Counsel and Secretary

MARK G. CONISH
Vice President Manufacturing and Distribution

ROBERT A. DAVIES III
Vice President
President Arm & Hammer Division

ANTHONY P. DEASEY
Vice President Finance and
Chief Financial Officer

KENNETH J. GIACIN
Vice President
Business Development and Technology

MICHAEL J. KENNY
Vice President
President Specialty Products Division

HERMAN L. MARDER
Vice President Special Projects

DENNIS M. MOORE
Vice President Administration

LEO T. BELILL
Vice President
Specialty Products Division

JAMES P. CRILLY
Vice President Sales
Arm & Hammer Division

GARY P. HALKER
Vice President and Chief Information Officer

RONALD D. MUNSON
Vice President International Operations
Specialty Products Division

ALBERT R. NICUSANTI
Vice President/General Manager
Household Products
Arm & Hammer Division

MARTIN A. PICKUS
Vice President and Treasurer

MARK L. STOLP
Controller

INVESTOR INFORMATION

CORPORATE HEADQUARTERS
Church & Dwight Co., Inc.
469 North Harrison Street
Princeton, NJ 08543-5297
(609) 683-5900

INDEPENDENT AUDITORS
Deloitte & Touche LLP
2 Hilton Court
Parsippany, NJ 07054

TRANSFER AGENT AND REGISTRAR
Chemical Bank
450 West 33rd Street
New York, NY 10001

THE ANNUAL MEETING OF STOCKHOLDERS
WILL BE HELD AT:
11:00 a.m. Thursday, May 11, 1995
The Asia Society, 725 Park Avenue,
New York City.

STOCK LISTING
Church & Dwight Co., Inc. shares are listed on the New York Stock Exchange.
The symbol is CHD.

10-K REPORT
Stockholders may obtain a copy of the Company's Form 10-K Annual Report to the Securities and Exchange Commission, for the year ended December 31, 1994 by writing to the Treasurer at Corporate Headquarters.

QUARTERLY REPORTS
Church & Dwight Co., Inc. mails quarterly reports to stockholders of record and to other persons who request copies. If your shares are not registered in your name but are held at a broker, bank or other intermediary, you can receive quarterly reports if you send a written request for such reports and provide your name and address to Chemical Bank. Your request should be sent to:
Church & Dwight Co., Inc.
Chemical Bank
J.A.F. Building
P. O. Box 3070
New York, NY 10116-3070

STOCKHOLDER INQUIRIES
Communications concerning stockholder records, stock transfer, changes of ownership, account consolidations, dividends and change of address should be directed to:
Church & Dwight Co., Inc.
Chemical Bank
J.A.F. Building
P .O. Box 3068
New York, NY 10116-3068
1-800-851-9677

DIVIDEND REINVESTMENT PLAN
Church & Dwight Co., Inc. offers an automatic
Dividend Reinvestment Plan for our Common Stockholders. The Plan provides a convenient and economical method for stockholders of record to reinvest their dividends automatically or make optional cash payments toward the purchase of additional shares without paying brokerage commissions or bank service charges. For details, contact:
Church & Dwight Co., Inc.
Dividend Reinvestment Plan
Chemical Bank
J.A.F. Building
P. O. Box 3069
New York, NY 10116-3069
1-800-851-9677











Church & Dwight Co., Inc. is an equal opportunity employer. The Company conducts its business without regard to race, color, age, religion, sex, national origin or handicap.

(C) CHURCH & DWIGHT CO., INC. 1995

[ARM & HAMMER LOGO]

CHURCH & DWIGHT CO., INC.
469 North Harrison Street
Princeton, NJ  08543-5297