Form 10-K, Exhibit 13
period 1995-12-31
CHURCH & DWIGHT CO INC /DE/
filed 1996-03-29
CIK 313927

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

                                                                 ABOUT THE COVER

The arm of Vulcan, the mythical hammer-wielding god of fire, first appeared on baking soda packages produced by co-founder James A. Church in 1867. Since then, the ARM & HAMMER brand has earned the confidence of six generations of Americans and is recognized today as one of the nation's best known and most trusted logos. This trademark, a reflection of the brand's quality, is a priceless heritage and gives us a strong competitive advantage in our pursuit of new-product growth.


           FINANCIAL HIGHLIGHTS       (In millions, except for per share data)


                                                      1995                   1994
----------------------------------------------------------------------------------
Sales                                               $485.8                  $491.0
----------------------------------------------------------------------------------
Income from operations                              $  8.4                  $  1.5
----------------------------------------------------------------------------------
Net income                                          $ 10.2                  $  6.1
----------------------------------------------------------------------------------
Net income per share                                $ 0.52                  $ 0.31
----------------------------------------------------------------------------------
Dividends per share                                 $ 0.44                  $ 0.44
----------------------------------------------------------------------------------

DEAR STOCKHOLDER:

After more than 26 years, on October 1, 1995, I relinquished my responsibilities as President and Chief Executive Officer of Church & Dwight Co., Inc. I was doubly pleased to pass those duties on to Robert A. Davies, III: first, he is a talented and resourceful marketer with an insightful understanding of the Company; and second, we have worked productively together over many years, and I expect this mutual cooperation to continue.

My role as Chairman of the Board will keep me involved with one of America's best and longest-running family businesses. As a member of the fifth generation, I find my ongoing participation a source of great satisfaction. I believe the opportunities for Church & Dwight to succeed are as promising today as they were 5, 10 or 25 years ago. I have every confidence in Bob's ability to build the business and restore an adequate level of profitability. He and his operating team will have my full support as they work to accomplish this mission.


[PHOTO]

DWIGHT C. MINTON, Chairman of the Board




Sincerely,

DWIGHT C. MINTON
Chairman of the Board
January 24, 1996

[PHOTO]

ROBERT A. DAVIES, III, President and Chief Executive Officer



In the 26 years since Church & Dwight Co., Inc., under Dwight Minton's leadership, took steps to develop its broad-based products business, we were able to grow sales in 22 of those years and increase profits in 20 of them. By any measure, this is a remarkable achievement.

I believe the Company's disappointing performance in 1994 and 1995 is a mere interlude in our growth path, and that we can look forward to better results in 1996 and 1997.

1995 ended with net income of $10.2 million, or $0.52 per share, after a pre-tax restructuring charge of $4.0 million, or $0.13 per share on an after-tax basis. This compares to 1994 earnings of $6.1 million, or $0.31 per share, following a pre-tax restructuring charge of $6.9 million, or $0.21 per share on an after-tax basis. Pre-tax income for 1995 was $16.3 million, a $6.6 million increase over the previous year.

Sales for 1995 were $485.8 million, compared to $491.0 million in 1994. This one-percent reduction was due to lower sales of laundry products, partially offset by higher sales of personal care and specialty products.

In retrospect, it has become clear that the outstanding success of ARM & HAMMER DENTAL CARE(R) products in the early 1990's blunted some of the Company's traditional strengths in cost efficiency and product innovation. Operating costs rose too rapidly in anticipation of continued sales growth. The resources required to introduce the new personal care line extensions led to a loss of momentum in the new-product development area. In the laundry detergent category, competitive activity, including lower pricing and an influx of new value products, adversely affected the profitability of that business as well.

We have addressed all of these problem areas in 1995 and have made considerable progress. While the process is not complete, we should see increasingly positive results in 1996.

MANAGEMENT CHANGES

I rejoined Church & Dwight Co., Inc. as President of the Arm & Hammer Division on January 30, 1995. At that time, my primary assignment was to improve the performance of the consumer business, which I had helped to build in my previous association with the Company from 1969 to 1984, first as Vice President and General Manager of the Arm & Hammer Division, and then as President and Chief Operating Officer of the Company. That experience gave me a historic perspective of the business during an era when we were marketing new uses for baking soda, including fridge/freezer deodorizing; launching powder and liquid laundry detergents, at first regionally and then nationwide; introducing carpet and room deodorizers; and developing ARM & HAMMER DENTAL CARE products. Consumer response to each category of new products was enthusiastic, and sales and earnings averaged double-digit growth rates.


Today, as President and Chief Executive Officer, I am fortunate to have the valuable support of Dwight Minton as Chairman, along with an impressive corps of long-term employees.


We found a number of talented and energetic people within the organization to fill many of the top managerial positions.

I am also pleased to have recruited two senior officers of the Company. Zvi Eiref, who worked closely with me when he served as Church & Dwight's Chief Financial Officer from 1979 to 1988, rejoined us as Vice President Finance and Chief Financial Officer on November 1, 1995. Zvi was Senior Vice President Finance at Chanel, Inc., the fashion, fragrance and cosmetics company, from 1988 to 1995. Raymond L. Bendure, Ph.D., became Vice President Research & Development, also on November 1, replacing Wayne Sorenson, Ph.D., who has retired after 13 years with the Company. Ray has an outstanding record of new-product development and has held senior research positions with the Procter & Gamble Company, the Colgate-Palmolive Co., Helene Curtis Industries Inc. and, most recently, the medical devices division of Allergan Inc., the eye-care company.

STEPS TO IMPROVE EFFICIENCY

The first task of the new management team was to work on cost efficiency. It took most of 1995 to analyze and tighten up all facets of our operation. On July 27, we implemented a second stage in our program to trim overheads to a more efficient level, and reduced our workforce by 60 people. This restructuring, along with the headcount reduction of 62 people in September 1994, occurred primarily at our Princeton, New Jersey, headquarters where we have reduced employee headcount by 25 percent. Planned reductions in corporate expenses amount to more than $10 million, of which some $4 million was already realized in 1995, with an additional $6 or $7 million expected in 1996. In so doing, we maintained our historic level of Research & Development spending which is the cornerstone of the Company.

Similar reductions were achieved in other areas of the organization, including manufacturing and sales. For example:

- Productivity gains averaging around 10% were achieved at our four U.S. plants. These gains, together with negotiated price reductions for raw and packaging materials, will enable us to keep manufacturing costs virtually level in 1996 despite a substantial increase in the market price of soda ash, the Company's principal raw material in the manufacture of sodium bicarbonate and powder laundry detergent.

- A reorganization of the Arm & Hammer Division sales force in 1995 has reduced our selling costs by $2 million a year.

- Improvements in the management of our supply chain, which includes purchasing, production planning and inventory control, enabled the Company to reduce inventories by $14 million during 1995. As a result, we were also able to reduce net borrowings by $20 million, despite the relatively high level of capital spending during the year.

- New computer software, recently installed after several years of development, has greatly improved the management of promotional programs, which represent a high percentage of our selling expenses.

The Company for many years has measured its overall efficiency by the value of sales per employee. At year's end, that figure reached $500,000, an unusually high level for a manufacturing company. The Company continues to work on improving efficiency, particularly in the areas of manufacturing and distribution.

In the long term, even more important than cost efficiency is the development of new products and new markets. This subject will be addressed further on in this letter.

                                   [GRAPHIC]
                                   HOUSEHOLD


       ARM & HAMMER Baking Soda,

                      our solidly dependable flagship product, is a market
              leader; its healthy root system nourishes the entire Company.

HOUSEHOLD PRODUCTS



ARM & HAMMER Baking Soda sales were virtually equal to last year. Fridge/freezer deodorizing, by far the brand's largest use, benefited from a rerun of our animated talking-box cartoon commercial reminding television viewers to change the box regularly. We will continue this support throughout 1996, along with the traditional Holiday Baking trade promotion, including storewide displays and product couponing.

Beginning in October 1996 and running through March 1997, ARM & HAMMER Baking Soda will be one of three product sponsors of a 26-episode public television series, featuring food expert Julia Child, scheduled to air on 300 public television stations reaching more than 90 million homes.

ARM & HAMMER Carpet Deodorizer, first introduced in 1981, has recently enhanced its leadership position in the category and remains a market leader and specialist in pet-deodorizing products.

ARM & HAMMER SUNFLOWER FRESH(R) Carpet Deodorizer, an extension of the NATURAL FRESH line, excelled as the category's fragrance trend-setter in the fourth quarter 1995. The brand will have a new look beginning in the second quarter 1996. Improved graphics will provide stronger identification of the logo and a predominance of yellow background for better shelf impact.


ARM & HAMMER Powder Laundry Detergent is the #4 brand in food stores nationally.


Our laundry detergents, both powder and liquid, continue to be value-priced. These products are not advertised, and benefit from the consumer's recognition of our trademark as an assurance of high quality and sound value.

The powder laundry detergent segment, which currently represents 57 percent of the category volume, has been declining for several years, a trend which is expected to continue in 1996 as consumers switch to liquids. Added to this decline has been a 10-percent erosion in consumer prices over a three-year period and a shift from food stores to mass merchandisers as laundry detergent outlets. We have been slow to respond to these changing conditions and as a result, powder laundry detergent profitability has suffered. A major focus in 1996 will be on technical development and cost reduction as we strive to improve earnings in an intensely competitive environment.

As previously reported, our super concentrate 1/4-cup usage Liquid Laundry Detergent product introduced in 1994 was a failure. In 1995, we decided to relaunch this product and to reduce costs by installing our own manufacturing capacity instead of buying from third parties. At the beginning of 1996, we are expanding sales of a new 4/10-cup product, similar to other major brands in the market, produced at our Syracuse, New York, facility.

Expansion of the new product will be accomplished in three waves for both the 50-ounce and 100-ounce sizes, beginning in fourth quarter 1995 and ending in February 1996. Additional marketing costs will be incurred in the expansion program, but once completed, ARM & HAMMER Liquid Laundry Detergent's profitability should improve in the final months of 1996.



Our four minor household brands have enjoyed some successes. ARM & HAMMER Cat Litter Deodorizer has demonstrated steady sales growth and consistently exceeds expectations. ARM & HAMMER Fabric Softener Sheets, now packaged in a convenient tissue-box container, will be available in a new 100-count size in early 1996. ARM & HAMMER Deodorizer Spray and ARM & HAMMER Super Washing Soda continue to hold their own with minimal marketing support.



PERSONAL CARE PRODUCTS

ARM & HAMMER DENTAL CARE products rank #5 in the dentifrice category, and #1 in the baking soda-only segment.


A major objective in 1996 is to strengthen our position in both the baking soda, and baking soda-and-peroxide segments of the category.

Sales of PEROXICARE(R) Tartar Control Toothpaste, introduced in the second quarter 1995, are on target. The launch was supported by an aggressive new television campaign which highlights the brand's patented formula with 10 times more baking soda than the leading competitor. This success stabilized our dentifrice franchise in the face of heavy competitive activity in 1995.

Competition remains robust, as new brands continue to appear and existing brands expand into emerging category growth segments. One indicator of competitive action is that approximately 15 percent of fourth-quarter dentifrice sales were made by products introduced in the past 12 months.

In second quarter 1996, we plan to introduce two line extensions which will enable us to participate more fully in the premium-priced growth segments: ARM & HAMMER DENTAL CARE Extra-Whitening

                                  [GRAPHIC]

PERSONAL CARE

ARM & HAMMER Deodorant Anti-Perspirant with Baking Soda is the only product in the category which because of the absorbing property of baking soda actually eliminates odors rather than covering them up.

for whiter teeth, and ARM & HAMMER DENTAL CARE Sensitive Formula for relief from pain caused by sensitive teeth. Both products benefit from baking soda's inherent attributes: a natural whitening power and its low-abrasive ability to gently clean plaque and dull stains. The two dentifrices will each contain at least twice as much baking soda as competitive brands.

ARM & HAMMER Deodorant Anti-Perspirant with Baking Soda was launched in mid-1994, and extended in April 1995 when we introduced three new Wide Solid items targeted to male users and accounting for another important segment of this $1.4 billion category. Four forms of the product are now available. The most recent, to be introduced in February 1996, is a pure deodorant with baking soda in a Wide Solid stick that best demonstrates the deodorizing benefits of baking soda. The other three forms are all combination deodorant/anti-perspirants: a Wide Solid stick, an Oval Solid stick, which is also available in a new economy size, and a Roll-on. Our product line will be supported with a heavy advertising and promotion schedule.

On the international front, the ARM & HAMMER DENTAL CARE brand completed its first full year in the United Kingdom in 1995 with a dentifrice market share of over three percent. This performance is noteworthy in a market where the ARM & HAMMER trademark was not previously represented, nor was there any substantial familiarity with baking soda. In Canada, ARM & HAMMER DENTAL CARE toothpaste continues to hold the leading share position in the baking soda segment of the category. ARM & HAMMER Deodorant Anti-Perspirant with Baking Soda is meeting expectations. Line-extension launches in both personal care and household products will strengthen the Canadian business in 1996.


SPCIALTY PRODUCTS


Performance products had another good year, with the high-value grades of sodium bicarbonate, especially those for the food, household and pharmaceutical markets, reaching new levels. The versatility of these products is vast. Recent applications range from Scott Paper Company's worldwide launch of an innovative toilet tissue, Cottonelle(R) with Baking Soda, which contains micro-fine baking soda for effective personal deodorizing, to removal of pollutants from municipal incinerators.

In the agricultural area, our introduction of sodium bicarbonate to the poultry industry is doing well, with major broiler producers using our product to enhance feed efficiency. During the year, we significantly grew sales of MEGALAC(R) Plus and MEGALAC Low Odor Rumen Bypass Fat as high-value line extensions of our nutritional-supplement product line for dairy cattle. However, sales for the year were lower because of the loss of exports to Mexico due to the devaluation of the peso.

                                  [GRAPHIC]

SPECIALTY


The Specialty Products Division recorded its highest sales ever in 1995.

Armand Products Company, our potassium carbonate joint venture with Occidental Chemical Corporation, enjoyed good sales growth in 1995 in the face of significant new competition.

Potassium carbonate is a major raw material in the manufacture of glass for television tubes and personal computers. As the world's leading producer of potassium carbonate, we are seeking opportunities overseas, both in Europe and the Far East.

Competition in both sodium bicarbonate and potassium carbonate businesses will be a concern in 1996. As expected, three new competitors entered the potassium carbonate business which will affect both volume and prices in 1996. Meantime, a producer of nahcolite-based sodium bicarbonate has made efforts to upgrade the product and to broaden distribution. Our business continues to be strong in the high end of these markets, but the competitive situation needs to be watched.

Building on the success of the well-established ARMAKLEEN(R) E-series of aqueous cleaning products for the electronics industry, we launched the M-series for precision metal cleaning in three formulations targeted to automotive, aerospace and general-purpose cleaning. Consistent with the quality standard of ARMAKLEEN products, all three inorganic formulations are environmentally superior, non-hazardous, non-toxic and non-flammable. We are currently working on the development and marketing of an environmentally superior, water-based cleaning solution for industrial applications, which will be test-marketed in 1996.

ARMEX(R) Cleaning and Coating Removal Systems, our non-toxic blasting system for the removal of paint and process residues, continued to grow in 1995.

Brotherton Speciality Products, Ltd., our United Kingdom subsidiary, had an exceptional year in marketing worldwide their lines of high-value, ammonium-based and other specialty chemicals.

In the second quarter, we completed the expansion of our sodium bicarbonate manufacturing facility in Old Fort, Ohio, which brings the output to approximately 240,000 tons, the largest facility of its kind in the world. Both Old Fort, Ohio, and Green River, Wyoming, plants are running at strong utilization rates, underscoring continued demand for safe and economical sodium bicarbonate chemistry. A smaller sodium bicarbonate plant was built in Venezuela to service South and Central American markets.

XOSTEN(TM)

We announced in the third-quarter report our development of a drug for the prevention and treatment of osteoporosis. The new agent, XOSTEN, a controlled-release dosage form of potassium bicarbonate for oral administration, is undergoing Phase II clinical studies under Investigational New Drug applications filed with the U.S. Food & Drug Administration. The Company has invested approximately $20 million to date, including $4 million in 1995 which has been charged against income as incurred.

XOSTEN evolved from our ongoing interest in the role of dietary sodium and potassium in human health and from pioneering research at the University of California in San Francisco.

We believe that XOSTEN may potentially prove to be an inherently safe, natural product for effective long-term prevention and treatment for osteoporosis. However, the success of the program cannot be guaranteed. Additional clinical studies are needed before XOSTEN can be approved and shown to be medically and economically useful in the pharmaceutical market.

Our timetable for completing Phase II is early 1997, and we intend to seek the support of a drug company to undertake the considerable work required for further development and marketing of the product. There is no assurance that such a company will be identified in 1996.

OUTLOOK

1996 is a turn-around year, focused on improvement in earnings. The cost efficiencies described in this report provide a firm base for solid growth.

In the first half, earnings will be affected by marketing costs incurred in introducing the new liquid laundry detergent and the dental and deodorant line extensions; in the second half, we expect earnings to strengthen, and we also anticipate a modest sales increase from line extensions of household and personal care products, the liquid laundry detergent rollout and the industrial cleaning businesses. In addition, we will be testing one or two major new products in 1996 prior to a national introduction in 1997.

When I first started with Church & Dwight Co., Inc. 27 years ago, I gained a deep respect for this fine Company and its unique baking soda business. After a 10-year absence, I have the advantage of taking a fresh look at our corporate strengths and capabilities. I agree with Dwight Minton's conclusion in his Letter to Stockholders that the opportunities for success are as viable today as they ever were. My initial enthusiasm for the Company and its products remains undiminished, and I am confident that our management team with the help of a dedicated workforce will restore the profitability that you as stockholders expect and deserve.

Sincerely,

/s/ Robert A. Davies, III

ROBERT A. DAVIES, III
President and Chief Executive Officer
January 24, 1996

CHURCH & DWIGHT CO., INC. AND SUBSIDIARIES
ELEVEN-YEAR FINANCIAL REVIEW
(Dollars in millions, except per share data)





OPERATING RESULTS            1995    1994     1993     1992    1991      1990     1989     1988       1987      1986       1985
--------------------------------------------------------------------------------------------------------------------------------
Net sales:
Consumer products          $  380.6   393.0    410.4    409.3   386.1     331.1    295.6    249.4      231.6     218.9     180.2
Specialty products            105.2    98.0     97.3     87.2    80.7      80.2     75.8     82.1       73.5      53.3      51.2
Total                         485.8   491.0    507.7    496.5   466.8     411.3    371.4    331.5      305.1     272.2     231.4
--------------------------------------------------------------------------------------------------------------------------------
Marketing                  $  119.2   128.4    116.1    115.8    89.1      66.3     43.0     35.1       37.1      39.2      29.9
--------------------------------------------------------------------------------------------------------------------------------
Research & Development     $   18.5    20.6     21.2     17.8    13.4      12.3      7.9      6.3        5.4       4.9       4.7
--------------------------------------------------------------------------------------------------------------------------------
Income from operations     $    8.4     1.5     35.6     37.7    34.0      28.9     25.2     23.6       20.1      17.9      21.7
--------------------------------------------------------------------------------------------------------------------------------
Net income                 $   10.2     6.1     26.3     29.5    26.5      22.5      8.6     16.5       14.0      12.8       4.7
================================================================================================================================
Net income per share       $    .52     .31     1.30     1.45    1.29      1.05      .42      .75        .64       .60       .23
--------------------------------------------------------------------------------------------------------------------------------
% of sales                     2.1%    1.2%     5.2%     5.9%    5.7%      5.5%     2.3%     5.0%       4.6%      4.7%      2.0%
================================================================================================================================

FINANCIAL POSITION
--------------------------------------------------------------------------------------------------------------------------------
Total assets               $  293.2   294.5    281.7    261.0   244.3     249.2    242.5    241.7      245.4     227.9     148.9
Long-term debt                  7.5     7.5      7.6      7.7     7.8      29.6     52.2     55.6       56.8      59.2      20.8
Stockholders' equity          153.7   153.9    169.4    159.1   139.2     118.7    111.6    112.0      116.1     104.8      74.1
--------------------------------------------------------------------------------------------------------------------------------
Long-term debt as a %
  of total capitalization        5%      5%       4%       5%      5%       20%      32%      33%        33%       36%       23%
--------------------------------------------------------------------------------------------------------------------------------
Working capital            $   22.1    23.4     54.6     40.7    34.1      46.1     66.8     58.8       68.8      61.9      41.5
--------------------------------------------------------------------------------------------------------------------------------
Current ratio                   1.2     1.2      1.8      1.5     1.4       1.6      2.2      2.2        2.5       2.6       2.3
================================================================================================================================

OTHER DATA
--------------------------------------------------------------------------------------------------------------------------------
Average common shares
  outstanding
  (In thousands)             19,567  19,706   20,223   20,338  19,831    20,455   20,728   21,985     21,976    21,415    20,631
--------------------------------------------------------------------------------------------------------------------------------
Return on average
  stockholders' equity         6.6%    3.8%    16.0%    19.8%   20.5%     19.5%     7.7%    14.4%      12.7%     14.3%      6.4%
--------------------------------------------------------------------------------------------------------------------------------
Cash dividends paid       $     8.6     8.7      8.5      7.7     6.7       6.1      5.4      5.1        4.7       4.3       3.9
--------------------------------------------------------------------------------------------------------------------------------
Cash dividends paid
  per common share        $     .44     .44      .42      .38     .34       .30      .26      .23    .21 1/2   .20 1/2   .19 1/2
--------------------------------------------------------------------------------------------------------------------------------
Stockholders' equity
  per common share        $    7.87    7.88     8.43     7.82    6.85      5.87     5.39     5.35       5.27      4.78      3.68
--------------------------------------------------------------------------------------------------------------------------------
Additions to property,
  plant and equipment     $    19.7    28.4     28.8     12.5    19.3      10.0     10.4     11.3       12.4      20.6       8.6
--------------------------------------------------------------------------------------------------------------------------------
Depreciation and
  amortization            $    13.1    11.7     10.6      9.8     9.5       8.9      8.5      8.2        7.8       5.1       5.6
--------------------------------------------------------------------------------------------------------------------------------
Employees at year end           941   1,028    1,096    1,092   1,081       994    1,070    1,000        950       900       645
Statistics per employee:
  (In thousands)
     Sales                 $    516     478     463       455     432       414      347      332        321       302       359
     Operating earnings           9       1      33        35      31        29       24       24         21        20        34
================================================================================================================================

        FINANCIAL REVIEW

        The Financial Review discusses the Company's performance for 1995 and compares it to previous years. This Review is an integral part of the Annual Report and should be read in conjunction with all other sections.



1995 COMPARED TO 1994

         NET SALES

         Net sales declined by 1.1% in 1995 mainly as a result of competitive activity in the consumer products business.

         Consumer product sales were down 3.2% on flat unit volume. Lower effective pricing on the 1/4-cup concentrated liquid laundry detergent and generally softer volumes for powder laundry detergent were only partially offset by the full year sales effect of ARM & HAMMER Deodorant Anti-Perspirant with Baking Soda, which was introduced in the second quarter of 1994. To a lesser extent, the sales decline resulted from a scale-back of less profitable international initiatives, particularly in Mexico.

         Specialty product sales increased 7.3% and were led by continued growth of performance grades of sodium bicarbonate and strong results from the Company's Brotherton Speciality Products, Ltd. subsidiary in the United Kingdom. Volume growth of the new liquid cleaning products was offset by a sales decline in the agricultural markets, particularly softer export volumes for MEGALAC Rumen Bypass Fat.

         OPERATING COSTS

         The Company's gross margin declined 2.4 points to 40.4% primarily as a result of lower prices for ARM & HAMMER Liquid Laundry Detergent, and higher costs related to the start-up of the Syracuse liquid laundry detergent manufacturing line and conversion of the product to the new 4/10-cup formula. Higher ingredient costs for ARM & HAMMER Powder Laundry Detergent and ARM & HAMMER DENTAL CARE products also contributed to the lower margin. These increases were partially offset by lower distribution costs.

         Selling, general and administrative expenses decreased $17.7 million to $183.7 million. The most significant expense reductions occurred in the selling area. Lower promotional spending, especially for the laundry detergent products, combined with lower market research expenses, more than offset higher advertising expenses for ARM & HAMMER DENTAL CARE products and ARM & HAMMER Deodorant Anti-Perspirant. There was also a reduction in general and administrative expenses resulting from a reduction in corporate headcount, and lower legal and other outside service fees, offset by higher employee-compensation costs.

         The Company recorded a restructuring charge in 1995 covering the cost of a workforce reduction program resulting in the layoff of approximately 60 employees, and the write-off of fixed assets related to the planned expansion of the Princeton, N.J., headquarters facility. The cost of restructuring the workforce and the fixed asset write-off of the planned headquarters expansion amounted to $3.5 million and $.5 million, respectively; the restructuring is expected to be completed by the end of 1996.

         OTHER INCOME AND EXPENSES

         Interest expense in 1995 was approximately $.4 million higher than in the previous year principally due to higher short-term borrowings to fund the Company's extensive capital expenditures, particularly the Syracuse liquid laundry detergent line.

         Investment income was $.6 million higher than the prior year, as a result of a higher level of funds available for investment.

         The gain on disposal of product lines in 1995 reflects the final amortization of non-compete agreements associated with the sale of the DeWitt product lines, disposed of in 1990.

         The Armand Products Company, our joint venture with Occidental Chemical Corporation, had higher unit sales in 1995 at somewhat lower prices. The combination of lower pricing and higher manufacturing costs resulted in a 6% decline in equity income.

         TAXATION

         The effective tax rate for 1995 was 37.7%, compared to 37.1% in the previous year. The increase in the effective tax rate is the result of a lower level of tax credits relative to a higher level of income taxable at statutory rates, and the impact of a lower level of foreign operating losses for which tax benefits were not recognized.

         NET INCOME AND EARNINGS PER SHARE

         The Company's net income for 1995 was $10.2 million, compared to $6.1 million in 1994. Earnings per share for the year ended December 31, 1995 were $.52, compared to $.31 in 1994.

         1994 COMPARED TO 1993

         NET SALES

         Net sales declined by 3.3% in 1994 as a result of a mix of competitive factors affecting the consumer products business.

         Consumer product sales were $393 million, down 4.2%, despite the introduction of ARM & HAMMER Deodorant Anti-Perspirant with Baking Soda in the United States and Canada, and the launch of ARM & HAMMER DENTAL CARE products in the United Kingdom. Several existing product lines had a difficult year. ARM & HAMMER DENTAL CARE products' market share declined, largely as a result of Unilever's introduction of Mentadent(R), a baking soda and peroxide toothpaste. In the laundry detergent category, the Company reduced the price of its powder laundry detergent in order to re-establish its strategic position in the marketplace. Although this action strengthened market share and unit volume, net sales and margin were down from a year ago due to the lower pricing. Liquid detergent sales were also significantly below the preceding year, particularly in the second half of 1994, due to poor consumer acceptance of the Company's new concentrated 1/4-cup product.

         Specialty product sales were $98 million, slightly ahead of 1993. Performance grades of sodium bicarbonate did particularly well as did ARMEX Blast Media and equipment. Sales in agricultural markets were somewhat lower than last year as price competition intensified and export volume of MEGALAC Rumen Bypass Fat softened.

         OPERATING COSTS

         The Company's gross margin declined three points to 43%, mainly as a result of lower pricing for powder laundry detergent. A less favorable product mix and higher direct manufacturing and distribution costs were other factors in the decline.

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

         OTHER INCOME AND EXPENSES

         Interest expense in 1994 was $.9 million, significantly higher than the $.2 million in 1993 principally due to higher short-term borrowings to fund the Company's extensive 1994 capital expenditures and stock-repurchase program.

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

         NET INCOME AND EARNINGS PER SHARE

         The Company's net income for 1994 was $6.1 million, compared to $26.3 million in 1993. Earnings per share for the year ended December 31, 1994 were $.31 as compared to $1.30 ($1.46 before the cumulative effect of accounting changes) in 1993.


         NEW ACCOUNTING PRINCIPLES

         The Company is required to adopt the provisions of SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS 121) no later than 1996. SFAS 121 establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of. The Company is currently evaluating the impact, if any, adoption of SFAS 121 will have on its financial position or results of operations.

         In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). SFAS 123 encourages, but does not require, companies to recognize compensation expense for grants of stock, stock options, and other equity instruments to employees based upon fair value or, alternatively, permits them to continue to apply the existing accounting rules contained in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25). Companies choosing not to adopt the expense recognition provisions of SFAS 123 are required to disclose pro forma net income and earnings per share as if such provisions had been applied. The Company will continue to account for stock-based compensation in accordance with APB No. 25, and therefore the adoption of SFAS 123 will not have an impact on the Company's financial position or results of operations.

         LIQUIDITY AND CAPITAL RESOURCES

         The Company's balance sheet at December 31, 1995 has been substantially improved over an already strong balance-sheet position at the year end 1994. Cash and short-term investments totaled $16 million at the end of 1995, compared to nearly $8 million at December 31, 1994.

         The Company's $47 million cash flow generated from operating activities was $31 million higher than 1994. Major factors contributing to this cash flow improvement included better working capital positions, principally through inventory reductions, and higher operating earnings. Operating cash flows were used to repay a significant portion of short-term debt, fund capital expenditures which included the Syracuse liquid laundry detergent line, and to pay cash dividends.

         The Company has maintained a long-term debt-to-capital ratio below 5% for the last four years. At December 31, 1995, the Company had $37 million available of its $42 million short-term lines of credit. Capital expenditures in 1996 are expected to be lower than in the past several years with depreciation charges exceeding new capital outlays. Management believes that improved earnings in 1996 and operating cash flow, coupled with the Company's access to credit markets, will be more than sufficient to meet the anticipated cash requirements for the coming year.

         In 1994, the Company generated $16 million in cash flow from operating activities, representing a decrease of $9 million compared to 1993. This decline was principally due to lower operating earnings. Operating cash flow and the increased utilization of $23 million of short-term credit lines were used to finance a $28 million capital expenditure program, to repurchase 697,000 shares of the Company's common stock at a cost of $15 million, and to pay $9 million in cash dividends. Cash and short-term investments totaled $8 million at the end of 1994, compared to $10 million at the end of 1993.


         OTHER ITEMS

         PROSPECTIVE INFORMATION The Company operates in highly competitive consumer-product markets, in which cost efficiency and innovation are critical to success.

         ARM & HAMMER laundry detergent products are sold as value brands which makes their cost position especially important. To strengthen its position, the Company has recently installed its own liquid detergent manufacturing capacity to replace production from outside suppliers, and has reformulated ARM & HAMMER Liquid Laundry Detergent to be more competitive with the other major brands on the market. The introduction of the new product will involve heavy marketing costs in the first half of 1996, but is expected to contribute to profitability in the second half of the year. Further technology improvements and cost reduction measures will be necessary for the Company to stay competitive in this category over the long term.

         The Company has been very successful in recent years in entering the dentifrice and personal deodorant businesses using the unique strengths of its ARM & HAMMER trademark and baking soda technology. These are highly innovative markets, characterized by a continuous flow of new products and line extensions and heavy spending on advertising and promotion. In 1995, the Company introduced two major new line extensions, PEROXICARE Tartar Control Toothpaste in the dentifrice category, and a Wide Solid stick Deodorant Anti-Perspirant in the deodorant category. Additional major line extensions are planned for 1996, the success of which will determine how well the Company performs in each of these categories.

         In the Specialty Products business, competition grew even more intense in 1995. Three new competitors entered the potassium carbonate business during the year. In addition, a manufacturer of nahcolite-based sodium bicarbonate continued its efforts to enter the higher end of the business. These events have been anticipated for some time, but the extent of their impact on our business may not be clear until well into 1996.

                  Common Stock Price Range and Dividends


                                                                         1995                               1994
                                                                Low      High      Dividend       Low       High     Dividend

                  1st Quarter                                 $17      $19 1/4      .11         $21 1/4   $29 1/4      .11
                  2nd Quarter                                 $18      $21 1/2      .11         $20 1/4   $22 7/8      .11
                  3rd Quarter                                 $19 1/2  $24 7/8      .11         $21 1/4   $26          .11
                  4th Quarter                                 $18      $22 7/8      .11         $16 5/8   $23 5/8      .11
                                                              ------------------------------------------------------------
                  Full Year                                   $17      $24 7/8      .44         $16 5/8   $29 1/4      .44


         Based on trades on the New York Stock Exchange. Approximate number of holders of Church & Dwight's Common Stock as of December 31, 1995:
         10,000

CHURCH & DWIGHT CO., INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(Dollars in thousands, except per share data)




                  Year ended December 31,                     1995         1994                  1993
Net Sales                                                   $ 485,759        $ 491,048        $ 507,651
Cost of sales                                                 289,734          281,271          272,843
                                                            -------------------------------------------
Gross profit                                                  196,025          209,777          234,808
Selling, general and administrative expenses                  183,669          201,362          196,281
Restructuring charges                                           3,987            6,941            2,904
                                                            -------------------------------------------

Income from Operations                                          8,369            1,474           35,623

Equity in joint venture income                                  7,389            7,874            6,962
Investment earnings                                             1,249              655              963
Gain on disposal of product lines                                 339              410            4,109
Other income                                                      201              209              304
Interest expense                                               (1,255)            (890)            (165)
                                                            -------------------------------------------
Income before taxes and cumulative
    effect of accounting changes                               16,292            9,732           47,796
Income taxes                                                    6,140            3,615           18,310
                                                            -------------------------------------------
Income before cumulative effect of accounting changes          10,152            6,117           29,486
Cumulative effect of accounting changes
    (net of income tax effect):
        Accrual of postretirement benefits (Note 9)              --               --             (5,647)
        Accrual of postemployment benefits (Note 10)             --               --               (533)
        Accounting for income taxes (Note 11)
                                                                 --               --              2,980
                                                            -------------------------------------------
Net Income                                                  $  10,152        $   6,117        $  26,286
                                                            ===========================================

Weighted average shares outstanding(In thousands)              19,567           19,706           20,223
                                                            ===========================================
Earnings Per Share:

Income before cumulative effect of accounting changes       $     .52        $     .31        $    1.46

Cumulative effect of accounting changes:
        Accrual of postretirement benefits                       --               --               (.28)
        Accrual of postemployment benefits                       --               --               (.03)
        Accounting for income taxes                              --               --                .15
                                                            -------------------------------------------
Net Income Per Share                                        $     .52        $     .31        $    1.30
                                                            ===========================================



                  See Notes to Consolidated Financial Statements.

Church & Dwight Co., Inc. and Subsidiaries
Consolidated Balance Sheets
(Dollars in thousands)


                  December 31,                                                                1995            1994
                  ==================================================================================================
                  Assets
                  ==================================================================================================
                  Current Assets
                  Cash and cash equivalents                                                $ 11,355        $   4,659
                  Short-term investments                                                      5,027            2,976
                  Accounts receivable, less allowances of $1,304 and $912                    44,427           44,404
                  Inventories                                                                41,349           55,078
                  Deferred income taxes                                                      11,704           10,820
                  Prepaid expenses                                                            5,313            5,268
                  --------------------------------------------------------------------------------------------------
                  Total Current Assets                                                      119,175          123,205
                  --------------------------------------------------------------------------------------------------
                  Property, Plant and Equipment (Net)                                       144,339          138,460
                  Note Receivable from Joint Venture                                         11,000           11,000
                  Equity Investment in Joint Venture                                         11,258           13,868
                  Long-term Supply Contract                                                   3,852            4,391
                  Goodwill                                                                    3,556            3,556
                  --------------------------------------------------------------------------------------------------
                  Total Assets                                                             $293,180         $294,480
                  ==================================================================================================
                  Liabilities and Stockholders' Equity
                  ==================================================================================================
                  Current Liabilities
                  Short-term borrowings                                                   $   5,000         $ 25,000
                  Accounts payable and accrued expenses                                      86,815           72,974
                  Income taxes payable                                                        5,286            1,802
                  --------------------------------------------------------------------------------------------------
                  Total Current Liabilities                                                  97,101           99,776
                  --------------------------------------------------------------------------------------------------
                  Long-term Debt                                                              7,500            7,500
                  Deferred Income Taxes                                                      19,573           18,887
                  Deferred Income                                                                 -              339
                  Deferred Liabilities                                                        1,595            1,176
                  Nonpension Postretirement and Postemployment Benefits                      13,729           12,861

                  Commitments and Contingencies

                  Stockholders' Equity
                  Preferred Stock-$1 par value
                      Authorized 2,500,000 shares, none issued                                    -                -
                  Common Stock-$1 par value
                      Authorized 100,000,000 shares,
                      issued 23,330,494 shares                                               23,330           23,330
                  Additional paid-in capital                                                 33,061           32,823
                  Retained earnings                                                         169,438          167,901
                  Cumulative translation adjustments                                           (686)            (741)
                  --------------------------------------------------------------------------------------------------
                                                                                            225,143          223,313
                  Less common stock in treasury, at cost:
                      3,805,071 shares in 1995 and
                      3,803,659 shares in 1994                                               70,501           69,372
                  Due from officers                                                            (960)               -
                  --------------------------------------------------------------------------------------------------
                  Total Stockholders' Equity                                                153,682          153,941
                  --------------------------------------------------------------------------------------------------
                  Total Liabilities and Stockholders' Equity                               $293,180         $294,480
                  ==================================================================================================

                  See Notes to Consolidated Financial Statements.

                  Church & Dwight Co., Inc. and Subsidiaries
                  Consolidated Statements of Cash Flow
                  (Dollars in thousands)




                  Year ended December 31,                                     1995          1994          1993
                  =============================================================================================
                  Cash Flow From Operating Activities
                  =============================================================================================
                  Net Income                                              $ 10,152      $  6,117      $ 26,286
                  Adjustments to reconcile net income to net
                  cash provided by operating activities:
                      Cumulative effect of accounting changes                    -             -         3,200
                      Depreciation, depletion and amortization              13,138        11,743        10,622
                      (Gain)/loss on asset disposals                           492           700          (582)
                      Equity in joint venture income                        (7,389)       (7,874)       (6,962)
                      Deferred income taxes                                   (198)       (3,319)        1,524
                      Other                                                    380          (146)          322
                  Change in assets and liabilities net of
                  effects of disposals:
                      (Increase) decrease in short-term investments         (2,051)        1,024         4,060
                      (Increase) decrease in accounts receivable                (1)       (2,079)          628
                      Decrease (increase) in inventories                    13,772        (2,444)       (7,767)
                      (Increase) decrease in prepaid expenses                  (37)         (648)        1,012
                      Increase (decrease) in accounts payable               13,808         6,209           (68)
                      Increase (decrease) in income taxes payable            3,613         4,845        (9,306)
                      Increase in other liabilities                          1,286         1,399         1,489
                  ---------------------------------------------------------------------------------------------
                  Net Cash Provided By Operating Activities                 46,965        15,527        24,458

                  Cash Flow From Investing Activities
                  =============================================================================================
                  Additions to property, plant and equipment               (19,702)      (28,388)      (28,802)
                  Proceeds from asset disposals                                389           372         2,330
                  Distributions from joint venture                           9,999        10,563         8,387
                  Investment in subsidiary                                       -          (625)         (325)
                  Purchase of officer loans                                 (2,744)            -             -
                  Repayment of officer loans                                   137             -             -
                  ---------------------------------------------------------------------------------------------
                  Net Cash Used in Investing Activities                    (11,921)      (18,078)      (18,410)

                  Cash Flow From Financing Activities
                  =============================================================================================
                  (Repayments) proceeds from short-term borrowing          (20,000)       23,000         2,000
                  Proceeds from stock options exercised                      1,398           746           993
                  Purchase of treasury stock                                (1,131)      (15,051)      (10,947)
                  Payment of cash dividends                                 (8,615)       (8,650)       (8,492)
                  Proceeds from sale of common stock                             -         1,584         1,935
                  ---------------------------------------------------------------------------------------------
                  Net Cash (Used in) Provided by Financing Activities      (28,348)        1,629       (14,511)

                  Net Change in Cash and Cash Equivalents                    6,696         (922)        (8,463)
                  Cash and Cash Equivalents at Beginning of Year             4,659         5,581        14,044
                  ---------------------------------------------------------------------------------------------
                  Cash and Cash Equivalents at End of Year                $ 11,355      $  4,659      $  5,581
                  ---------------------------------------------------------------------------------------------
                  Cash paid during the year for:
                      Interest (net of amounts capitalized)               $  1,266      $    800      $     44
                      Income taxes                                           2,465         1,900        24,297
                  =============================================================================================
                  Supplemental disclosure of non-cash investing and financing activities:
                  During 1995, the Company purchased treasury stock from senior officers and reduced the notes receivable loan balance as consideration for the purchase in the amount of $1,784,000
                  =============================================================================================

                  See Notes to Consolidated Financial Statements.

Church & Dwight Co., Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity
(In thousands)



Years ended December 31, 1995, 1994, 1993

                                    Number of Shares                             Amounts
                                    ----------------  ----------------------------------------------------------------
                                    Common  Treasury  Common   Treasury   Additional  Retained   Cumulative      Due
                                    Stock     Stock    Stock     Stock      Paid-In   Earnings   Translation    From
                                                                            Capital              Adjustments  Officers
                                    ----------------------------------------------------------------------------------
January 1, 1993                     23,330  (2,995)  $23,330   $(46,824)   $30,221    $152,640     $(316)        -

Net income                               -       -         -          -          -      26,286         -         -
Cash dividends                           -       -         -          -          -      (8,492)        -         -
Stock option plan
    transactions including
    related income tax benefit           -      86         -      1,001        544           -         -         -
Sale of stock
    to senior officers                   -      60         -        700      1,235           -         -         -
Other stock issuances                    -       6         -         67        100           -         -         -
Purchase of treasury stock               -    (408)        -    (10,947)         -           -         -         -
Translation adjustments                  -       -         -          -          -           -      (178)        -
----------------------------------------------------------------------------------------------------------------------
December 31, 1993                   23,330  (3,251)   23,330    (56,003)    32,100     170,434      (494)        -

Net income                               -       -         -          -          -       6,117         -         -
Cash dividends                           -       -         -          -          -      (8,650)        -         -
Stock option plan
    transactions including
    related income tax benefit           -      74         -        860        (50)          -         -         -
Sale of stock
    to senior officers                   -      70         -        817        767           -         -         -
Other stock issuances                    -       -         -          5          6           -         -         -
Purchase of treasury stock               -    (697)        -    (15,051)         -           -         -         -
Translation adjustments                  -       -         -          -          -           -      (247)        -
---------------------------------------------------------------------------------------------------------------------
December 31, 1994                   23,330  (3,804)   23,330    (69,372)    32,823     167,901      (741)        -

Net income                               -       -         -          -          -      10,152         -         -
Cash dividends                           -       -         -          -          -      (8,615)        -         -
Stock option plan
    transactions including
    related income tax benefit           -     110         -      1,284        238           -         -         -
Purchase of treasury stock               -    (111)        -     (2,413)         -           -         -         -
Translation adjustments                  -       -         -          -          -           -        55         -
Due from officers                        -       -         -          -          -           -         -      (960)
---------------------------------------------------------------------------------------------------------------------
December 31, 1995                   23,330  (3,805)  $23,330   $(70,501)     3,061    $169,438     $(686)    $(960)
---------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

                  Church & Dwight Co., Inc. and Subsidiaries
                  Notes to Consolidated Financial Statements





1. ACCOUNTING POLICIES

         Business

         The Company's principal business is the manufacture and sale of sodium carbonate-based products. It sells its products, primarily under the ARM & HAMMER trademark, to consumers through supermarkets, drug stores and mass merchandisers; and to industrial customers and distributors. In 1995, consumer products represented 78% and specialty products 22% of the Company's sales. The Company does approximately 95% of its business in the U.S. and Canada.

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

         Use of Estimates


         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

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

         Long-term Supply Contract

         Long-term supply contract represents advance payments under a multi-year contract with a supplier of finished goods inventory. Such advance payments are applied over the life of the contract.

         Goodwill

         Goodwill was recorded prior to November 1, 1970 which is not being amortized, as management of the Company believes that there has been no diminution in carrying value.

         Research & Development

         Research & Development costs in the amount of $18,544,000 in 1995, $20,594,000 in 1994, and $21,172,000 in 1993 were charged to operations as incurred.

         Earnings Per Share

         Earnings per share are computed by dividing net income by the weighted average number of common shares out-standing during the period. Common equivalent shares have been excluded because their effect was not material.

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



2. FAIR VALUE OF FINANCIAL INSTRUMENTS
              AND FOREIGN EXCHANGE RISK MANAGEMENT

                  The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 1995 and 1994. Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments," defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.

                  (In thousands)                                                     1995                     1994
-------------------------------------------------------------------------------------------------------------------------


                                                                             Carrying        Fair      Carrying     Fair
                                                                              Amount        Value       Amount     Value
-------------------------------------------------------------------------------------------------------------------------
                  Financial Assets:
                      Cash and cash equivalents                               $11,355       $11,355    $ 4,659     $4,659
                      Short-term investments                                    5,027         5,027      2,976      2,976
                      Note receivable from joint venture                       11,000        11,000     11,000     11,000
                      Due from officers                                           960           960          -          -
                  Financial Liabilities:
                      Short-term borrowings                                     5,000         5,000     25,000     25,000
                      Long-term debt                                            7,500         7,500      7,500      7,500
-------------------------------------------------------------------------------------------------------------------------


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

         Short-term Investments

         The cost of the investments (trading securities) can be specifically identified and its fair value is based upon quoted market prices at the reporting date. At December 31, 1995, both the cost and market value of the investments approximated each other. The Company included in its Consolidated 1994 Statement of Income an unrealized loss of $148,000.

         Note Receivable from Joint Venture

         The note receivable represents a loan to the Company's Armand Products Company joint venture. The note, which is secured by plant and equipment owned by the joint venture, bears interest at a rate of 8.25% and is due in installments from January 1998 through June 2000. The Company believes that the note receivable represents fair market value because the terms and collateral would be similar to other instruments available to the joint venture in the market place.

         Due from Officers

         The amount of notes receivable is valued at fair value.

         Short-term Borrowings

         The amounts of unsecured lines of credit are valued at fair value.

        LONG-TERM DEBT

        The Company estimates that based upon the Company's financial position and the Bond's variable interest rate, the carrying value of its long-term debt approximates fair value.

        FOREIGN EXCHANGE RISK MANAGEMENT

        The Company enters into forward exchange contracts to hedge anticipated but not yet committed sales denominated in the Japanese yen. The terms of these contracts are for a period of under 12 months. The purpose of the Company's foreign currency hedging activities is to protect the Company from the risk that the eventual dollar net cash inflows resulting from the sale of products to foreign customers will be adversely affected by changes in exchange rates. The Company believes that because these contracts are traded on exchanges and the contracts are denominated in a major currency, both credit and market risk is reduced. The amounts outstanding at December 31, 1995 and 1994 of "sell" contracts, translated into U.S. dollars using the rates current at the reporting date were $1,204,000 and $2,776,000, respectively. The Company's accounting policy is to value these contracts at market value. At December 31, 1995 and 1994, the Company had unrealized gains that were not material.

3. INVENTORIES

        Inventories are summarized as follows:
        ----------------------------------------------------------------------------
        (In thousands)                                              1995        1994
        ----------------------------------------------------------------------------
        Raw materials and supplies                              $ 11,066    $ 12,237
        Work in process                                              134         103
        Finished goods                                            30,149      42,738
        ----------------------------------------------------------------------------
                                                                $ 41,349    $ 55,078
        ----------------------------------------------------------------------------

        Inventories valued on the LIFO method totaled $35,500,000 and $48,780,000 at December 31, 1995 and 1994 respectively, and would have been approximately $3,276,000 and $2,827,000 higher, respectively, had they been valued using the first-in, first-out (FIFO) method.

4. PROPERTY, PLANT AND EQUIPMENT


        Property, plant and equipment consist of the following:
        ----------------------------------------------------------------------------
        (In thousands)                                              1995        1994
        ----------------------------------------------------------------------------
        Land                                                    $  3,188    $  3,107
        Buildings and improvements                                63,949      59,874
        Machinery and equipment                                  151,965     135,188
        Office equipment and other assets                         14,633      13,324
        Mineral rights                                             5,020       5,020
        Construction in progress                                   1,145       5,859
        ----------------------------------------------------------------------------
                                                                 239,900     222,372
        Less accumulated depreciation, depletion
          and amortization                                        95,561      83,912
        ----------------------------------------------------------------------------
        Net property, plant and equipment                       $144,339    $138,460
        ----------------------------------------------------------------------------

        Depreciation, depletion and amortization of property, plant and equipment have been charged to operations in the amount of $12,600,000, $11,153,000, and $9,805,000 in 1995, 1994, and 1993, respectively.
        Interest charges in the amount of $475,000 and $408,000 were capitalized in connection with construction projects in 1995 and 1994, respectively.

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

                  (In thousands)                                                          1995        1994         1993
                  ----------------------------------------------------------------------------------------------------------
                  Income Statement Data:
                      Net sales                                                          $50,539     $47,254      $39,701
                      Gross profit                                                        17,297      18,146       16,013
                      Net income                                                          13,870      14,840       13,017
                      Company's share in net income                                        6,935       7,420        6,508
                  Elimination of Company's share of intercompany interest expense            454         454          454
                  ----------------------------------------------------------------------------------------------------------
                  Equity in joint venture income                                         $ 7,389     $ 7,874      $ 6,962
                  ==========================================================================================================
                  (In thousands)                                                                      1995         1994
                  ----------------------------------------------------------------------------------------------------------
                  Balance Sheet Data:
                      Current assets                                                                 $ 7,510      $10,433
                      Noncurrent assets                                                               29,522       32,111
                      Current liabilities                                                              3,515        3,807
                      Notes payable-Church & Dwight Co., Inc.                                         11,000       11,000
                      Partnership capital                                                             22,517       27,737


6. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

         Accounts payable and accrued expenses consist of the following:

                  (In thousands)                                                                      1995         1994
                  ---------------------------------------------------------------------------------------------------------
                  Trade accounts payable                                                             $25,486      $23,372
                  Accrued marketing and promotion costs                                               45,252       37,918
                  Accrued wages and related costs                                                      6,150        3,852
                  Accrued pension and profit-sharing                                                   4,266        1,919
                  Other accrued current liabilities                                                    5,661        5,913
                  ---------------------------------------------------------------------------------------------------------
                                                                                                     $86,815      $72,974
                  =========================================================================================================


7. SHORT-TERM BORROWINGS AND LONG-TERM DEBT

         The Company has available unsecured lines of credit with major U.S. banks in the amount of $42 million of which $5 million was outstanding as of December 31, 1995 and $25 million outstanding as of December 31, 1994. The weighted average interest rate on borrowings outstanding at December 31, 1995 and 1994 was 6.2% and 7.2%, respectively.

         Long-term debt consists of the following:


                  (In thousands)                                                                      1995         1994
                  ---------------------------------------------------------------------------------------------------------
                  Industrial Revenue Refunding Bond due in installments from 1998-2008               $ 7,500      $ 7,500
                  ---------------------------------------------------------------------------------------------------------
                                                                                                     $ 7,500      $ 7,500
                  =========================================================================================================

         The Industrial Revenue Refunding Bond carries a variable rate of interest determined weekly, based upon current market conditions for short-term tax-exempt financing. The average rate of interest charged in 1995 was 4.3% and 3.3% in 1994.

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

                  Net pension cost includes the following components:
                  ============================================================================================================
                  (In thousands)                                                               1995         1994         1993
                  ============================================================================================================
                  Service cost                                                              $   349     $    414     $    352
                  Interest cost on projected benefit obligation                                 825          787          766
                  Actual return on plan assets                                               (2,216)         162         (808)
                  Net amortization and deferral                                               1,357       (1,091)        (125)
                  -----------------------------------------------------------------------------------------------------------
                  Net periodic pension cost                                                 $   315     $    272     $    185
                  ============================================================================================================

                  The table below reflects the funded status of the pension plans at December 31:
                  (In thousands)                                                                            1995         1994
                  ============================================================================================================
                  Actuarial present value of accumulated benefit obligation:
                      Vested benefits                                                                   $ (9,595)    $ (8,176)
                      Nonvested benefits                                                                    (522)        (508)
                  -----------------------------------------------------------------------------------------------------------
                                                                                                        $(10,117)    $ (8,684)
                  -----------------------------------------------------------------------------------------------------------
                  Actuarial present value of projected benefit obligation
                      for service rendered to date                                                      $(12,453)    $(10,668)
                  Plan assets at fair value                                                               11,794        9,819
                  -----------------------------------------------------------------------------------------------------------
                  Projected benefit obligation in excess of plan assets                                     (659)        (849)
                  Unrecognized net loss from past experience different
                      from that assumed and effects of changes in assumptions                                148          382
                  Prior service cost not yet recognized in net periodic pension cost                         262          289
                  Unrecognized net obligation at January 1, 1986 being recognized over 15 years                5           12
                  Loss due to currency fluctuations                                                           25           31
                  -----------------------------------------------------------------------------------------------------------
                  Accrued pension cost                                                                  $   (219)    $   (135)
                  ============================================================================================================

                  The assumptions used in determining the present value
                  of the projected benefit obligation were as follows:                                      1995         1994
                  ============================================================================================================
                  Weighted average discount rate                                                            7.25%         8.0%
                  Future compensation growth rate                                                            5.0%         5.0%
                  Expected long-term rate of return on plan assets                                          9.25%        9.25%
                  ============================================================================================================

                  The plan assets primarily consist of equity mutual funds, fixed income funds and a guaranteed investment contract fund.

                  The Company also maintains a defined contribution profit sharing plan for salaried and certain hourly employees. Contributions to the profit sharing plan charged to earnings amounted to $3,400,000, $1,400,000, and $-0-, in 1995, 1994, and 1993, respectively.

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

         The net periodic postretirement benefit cost under the new method amounted to $1,063,000, $1,695,000 and $1,401,000 in 1995, 1994 and
         1993, respectively.

         The following table provides information on the status of the plan at December 31:

                  ===========================================================================================================
                  (In thousands)                                                                         1995           1994
                  ===========================================================================================================
                  Accumulated postretirement benefit obligation:
                      Retirees                                                                         $ 3,421        $ 3,502
                      Fully eligible active participants                                                 2,253          2,167
                      Other active participants                                                          5,219          6,010
                   ----------------------------------------------------------------------------------------------------------
                                                                                                        10,893         11,679
                      Unrecognized net gain                                                              1,944            307
                  -----------------------------------------------------------------------------------------------------------
                  Accrued postretirement benefit obligation                                            $12,837        $11,986
                  ===========================================================================================================
                  Net postretirement benefit cost consisted of the following components:
                  ===========================================================================================================
                  (In thousands)                                                              1995       1994           1993
                  ===========================================================================================================
                      Service cost-benefits earned during the year                          $  553    $    876        $   629
                      Interest cost on accumulated postretirement benefit obligation           686         819            772
                      Net amortization and deferral                                           (176)          -              -
                  -----------------------------------------------------------------------------------------------------------
                  Net postretirement benefit cost                                           $1,063    $  1,695        $ 1,401
                  ===========================================================================================================




         The accumulated postretirement benefit obligation has been determined by application of the provisions of the Company's medical plans including established maximums and sharing of costs, relevant actuarial assumptions and health-care cost trend rates projected at 12 percent in 1996, and ranging to 5.4 percent through the year 2007 and beyond. The effect of a one-percent increase in the assumed cost trend rate would increase the accumulated postretirement benefit obligation by approximately $2,151,000 and increase the net periodic postretirement benefit cost for 1995 by $278,000. The assumed discount rate used in determining the accumulated postretirement benefit obligation was 7.25% in 1995 and 8.0% in 1994.



10. POSTEMPLOYMENT BENEFITS

         During the fourth quarter of 1993, the Company elected to adopt, effective as of January 1, 1993, the accounting provisions of Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits". This standard requires that the cost of benefits provided to former or inactive employees be recognized on the accrual basis of accounting. Previously, the Company recognized postemployment benefit costs (primarily medical benefits provided to certain employees receiving long-term disability benefits) when paid. The cumulative effect of this change in accounting principle resulted in a charge against 1993 earnings of $533,000, net of a related tax benefit of $348,000.

  11. INCOME TAXES

         On January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes." The adoption of SFAS 109 changed the Company's method of accounting for income taxes from the deferred method to an asset-and-liability approach. In 1993, the cumulative effect of implementing the new standard resulted in an after-tax credit of $2,980,000 or $.15 per share.

The components of income before taxes and cumulative effect of accounting changes are as follows:

                  (In thousands)                                              1995          1994           1993
----------------------------------------------------------------------------------------------------------------
                  Domestic                                                   $16,295       $11,321       $48,428
                  Foreign                                                         (3)       (1,589)         (632)
----------------------------------------------------------------------------------------------------------------
                  Total                                                      $16,292       $ 9,732       $47,796
================================================================================================================



         The following table summarizes the provision for U.S. federal, state and foreign income taxes:

                  (In thousands)                                               1995          1994         1993
----------------------------------------------------------------------------------------------------------------
                  Current:
                      U.S. federal                                           $ 4,831       $  5,793      $15,238
                      State                                                    1,148          1,034        3,309
                      Foreign                                                    359            102         (507)
----------------------------------------------------------------------------------------------------------------
                                                                             $ 6,338       $  6,929      $18,040
================================================================================================================
                  Deferred:
                      U.S. federal                                           $  (136)      $ (3,069)     $   126
                      State                                                      (92)          (327)          14
                      Foreign                                                     30             82          130
----------------------------------------------------------------------------------------------------------------
                                                                             $  (198)      $ (3,314)     $   270
----------------------------------------------------------------------------------------------------------------
                  Total provision                                            $  6,140      $  3,615      $18,310
================================================================================================================



         Deferred tax liabilities/(assets) consist of the following at December 31:


                  (In thousands)                                                        1995          1994
------------------------------------------------------------------------------------------------------------
                  Current deferred tax assets:
                      Marketing expenses, principally coupons                       $ (8,703)      $ (7,646)
                      Reserves and other liabilities                                  (2,002)        (1,601)
                      Uniform capitalization of expenses                                 226           (552)
                      Accounts receivable                                               (942)          (695)
                      Other                                                             (283)          (326)
-----------------------------------------------------------------------------------------------------------
                      Total current deferred tax assets                              (11,704)       (10,820)
===========================================================================================================
                  Noncurrent deferred tax liabilities/(assets):
                      Nonpension postretirement and postemployment benefits           (5,431)        (5,092)
                      Capitalization of items expensed                                (1,400)        (1,107)
                      Loss carryforward                                               (1,009)          (912)
                      Valuation allowance                                              1,009            912
                      Depreciation and amortization                                   24,784         23,068
                      Investment in purchased tax credits                              1,185          1,576
                      Provision on foreign subsidiaries' unremitted earnings             421            282
                      Other                                                               14            160
-----------------------------------------------------------------------------------------------------------
                      Net noncurrent deferred tax liabilities                         19,573         18,887
-----------------------------------------------------------------------------------------------------------
                  Net deferred tax liability                                        $  7,869       $  8,067
===========================================================================================================



         In 1993, legislation was enacted which increased the U.S. corporate income tax rate from 34% to 35%. The Company correspondingly increased its net deferred tax liability for the increase in the rate.

                  The difference between tax expense and the "expected" tax which would result from the use of the federal statutory rate is as follows:

                  (In thousands)                                                             1995         1994       1993
                  ----------------------------------------------------------------------------------------------------------
                  Statutory rate                                                                 35%          35%        35%
                  Tax which would result from use of the federal statutory rate              $ 5,702      $ 3,406    $16,729
                  ----------------------------------------------------------------------------------------------------------
                  Depletion                                                                     (403)        (415)      (459)
                  Research & Development credit                                                 (450)        (700)      (511)
                  State and local income tax, net of federal effect                              686          460      2,160
                  Varying tax rates of foreign affiliates                                         19           12         80
                  Non-recognition of foreign affiliate loss                                      387          718         --
                  Effect of tax rate change on deferred tax assets and liabilities                --           --        270
                  Other                                                                          199          134         41
                  ----------------------------------------------------------------------------------------------------------
                                                                                                 438          209      1,581
                  ----------------------------------------------------------------------------------------------------------
                  Recorded tax expense                                                       $ 6,140      $ 3,615    $18,310
                  ----------------------------------------------------------------------------------------------------------
                  Effective tax rate                                                           37.7%        37.1%      38.3%
                  ==========================================================================================================

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

                  Stock option transactions for the two years                          Number of           Option Price
                  ended December 31, 1995 were as follows:                              Shares           (range per share)
                  ----------------------------------------------------------------------------------------------------------
                  Outstanding at January 1, 1994                                        1,205,883          $ 6.08 - $ 32.25
                      Grants                                                              970,900          $17.13 - $ 27.88
                      Exercised                                                            73,835          $ 6.08 - $ 19.00
                      Cancelled                                                           165,600          $15.75 - $ 32.25
                  ----------------------------------------------------------------------------------------------------------
                  Outstanding at December 31, 1994                                      1,937,348          $ 8.94 - $ 32.25
                      Grants                                                              103,700          $17.63 - $ 21.75
                      Exercised                                                           110,016          $ 8.94 - $ 19.00
                      Cancelled                                                           335,000          $17.13 - $ 32.25
                  ----------------------------------------------------------------------------------------------------------
                  Outstanding at December 31, 1995                                      1,596,032          $13.00 - $ 32.25
                  ----------------------------------------------------------------------------------------------------------
                  Exercisable at December 31, 1995                                        658,232          $13.00 - $ 32.25
                  ==========================================================================================================


13. RESTRUCTURING CHARGES

         In 1995, the Company announced an immediate layoff of approximately 60 people in an effort to sufficiently reduce operating costs. These reductions, amounting to $3.5 million, together with the write-off of fixed assets of $.5 million relating to the planned expansion of the Princeton, N.J., headquarters facility, resulted in a pre-tax charge of $4.0 million during the year. It is anticipated that the charge related to the work force reduction will be fully recognized through operating cash flows over the ensuing twelve months.

         In 1993 and 1994, the Company recorded restructuring charges in connection with a cost reduction program and the write-off of assets related to discontinued products and plant consolidations.

         Components of the outstanding reserve balance included in accounts payable and accrued expenses at December 31, 1995 consist of the following:


                                                            Reserves at   Restructuring   Disposals/    Reserves
                  (In thousands)                           Dec. 31, 1994     Charge        Payments    Dec.31, 1995
                  --------------------------------------------------------------------------------------------------
                  Fixed asset removal and demolition           $  992        $  498         $  903         $  587
                  Severance and related                         2,154         3,554          3,943          1,765
                  Other                                         1,233           (65)           (36)         1,204
                  --------------------------------------------------------------------------------------------------
                                                               $4,379        $3,987         $4,810         $3,556

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



15. DUE FROM OFFICERS

         In accordance with a long-term compensation plan approved by the Board of Directors, the Company sold shares of its common stock to senior officers totaling 70,000 shares and 60,000 shares in 1994 and 1993, respectively. The selling price was $22.63 and $32.25 per share, respectively, and in each case represented the market price on the date of the sale. These transactions, amounting to $3,520,000, were financed through loans to the individuals by financial institutions, and had been guaranteed by the Company. During 1995, the Company paid the financial institutions and lent the outstanding balance of $2,744,000 direct to the officers. Subsequent to this transaction, the Board of Directors and Management approved a repurchase plan whereby 60,000 shares were purchased from the officers at fair market value on October 2, 1995. The proceeds, along with the forgiveness of loans by the Company, in an amount equal to the excess of the original cost over the fair value reduced the outstanding notes receivable balance to $960,000, which is presented in the stockholders' equity section of the December 31, 1995 balance sheet. The Company has further agreed to indemnify each participant on an after-tax basis for the income tax impact of the loan forgiveness. A pre-tax charge of $662,000 was included in the Company's 1995 Statement of Income which represents the difference between the officers' cost and the market value of the stock, and the income tax indemnification at the date of the repurchase plan. As part of the repurchase, the officers will pay off their remaining debt to the Company. The terms of one note for $549,000 include a balloon payment due in five years with interest imputed at 6%. The remaining loans for $411,000 have interest imputed at a rate of 6% and will be paid in full by March 29, 1996. If such officers borrow funds to pay off the loans, the Company will guarantee the loans, but the Company will no longer be responsible for paying the interest costs. Furthermore, as part of this transaction, the officers agreed to the cancellation of their Employment Severance Agreements with the Company.



16. COMMON STOCK VOTING RIGHTS AND RIGHTS AGREEMENT

         Effective February 19, 1986, the Company's Restated Certificate of Incorporation was amended to provide that every share of Company Common Stock is entitled to four votes per share if it has been beneficially owned continuously by the same holder (1) for a period of 48 consecutive months preceding the record date for the Stockholders' Meeting; or (2) since February 19, 1986. All other shares carry one vote. Specific provisions for the determination of beneficial ownership and the voting of rights of the Company's common stock are contained in the Company's Notice of Annual Meeting of Stockholders and Proxy Statement.

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

17. COMMITMENTS AND CONTINGENCIES

         a. Rent expense amounted to $4,107,000 in 1995, $4,009,000 in 1994, and
         $4,313,000 in 1993. The Company is obligated for minimum annual rentals under non-cancelable long-term operating leases as follows:


                  (In thousands)
                  ------------------------------------------------------------------------------
                                                                             1996        $ 3,061
                                                                             1997          2,484
                                                                             1998          2,020
                                                                             1999          1,790
                                                                             2000          1,676
                                                                       Thereafter          2,894
                  ------------------------------------------------------------------------------
                  Total future minimum lease commitments                                 $13,925
                  ------------------------------------------------------------------------------

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



18. UNAUDITED QUARTERLY FINANCIAL INFORMATION

                  (In thousands, except for per share data)
                  ------------------------------------------------------------------------------------------------------------
                                                                 First         Second         Third       Fourth       Full
                                                                 Quarter       Quarter       Quarter      Quarter      Year
                  ------------------------------------------------------------------------------------------------------------
                  1995
                  Net sales                                    $117,963       $128,980      $120,509     $118,307     $485,759
                  Gross profit                                   49,270         53,727        49,235       43,793      196,025
                  Income/(loss) from operations                    (250)         6,725         1,418          476        8,369
                  Equity in joint venture income                  2,429          2,253         1,116        1,591        7,389
                  Net income                                      1,143          5,642         1,566        1,801       10,152
                  Net income per share                            $ .06          $ .29         $ .08        $ .09        $ .52
                  ------------------------------------------------------------------------------------------------------------
                  1994
                  Net sales                                    $111,511       $130,656      $132,581     $116,300     $491,048
                  Gross profit                                   47,320         57,798        60,123       44,536      209,777
                  Income/(loss) from operations                   1,778          8,405        (2,642)      (6,067)       1,474
                  Equity in joint venture income                  1,621          2,194         2,041        2,018        7,874
                  Net income/(loss)                               2,419          6,388          (259)      (2,431)       6,117
                  Net income/(loss) per share                     $ .12          $ .32         $(.01)       $(.12)       $ .31
                  ------------------------------------------------------------------------------------------------------------
                  1993
                  Net sales                                    $123,897       $130,308      $129,183     $124,263     $507,651
                  Gross profit                                   59,145         60,877        59,977       54,809      234,808
                  Income from operations                          7,586          7,613        13,300        7,124       35,623
                  Equity in joint venture income                  1,800          2,143         1,312        1,707        6,962
                  Income before accounting changes                6,126          6,443         9,694        7,223       29,486
                  Net income                                      2,926          6,443         9,694        7,223       26,286
                  Income per share before
                  accounting changes                              $ .30          $ .32         $ .48        $ .36        $1.46
                  Net income per share                              .14            .32           .48          .36         1.30
                  ============================================================================================================

         INDEPENDENT AUDITORS' REPORT

         To the Stockholders and Board of Directors of Church & Dwight Co., Inc.
         Princeton, NJ

         We have audited the accompanying consolidated balance sheets of Church & Dwight Co., Inc. and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Church & Dwight Co., Inc. and subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

         As discussed in Notes 9, 10, and 11 to the Consolidated Financial Statements, the Company changed its methods of accounting for postretirement benefits, postemployment benefits and income taxes effective January 1, 1993 to conform with Statement of Financial Accounting Standards Nos. 106, 112 and 109, respectively.


         Deloitte & Touche LLP
         ---------------------------
         Deloitte & Touche LLP
         Parsippany, NJ
         January 24, 1996

Directors

Cyril C. Baldwin, Jr.
Chairman of the Board
and Chief Executive Officer
Cambrex Corporation
Director since 1983

William R. Becklean
Senior Vice President
Tucker Anthony, Inc.
Director since 1980

Robert H. Beeby
Retired President and
Chief Executive Officer
Frito-Lay, Inc.
Director since 1992

Robert A. Davies, III
President and
Chief Executive Officer
Church & Dwight Co., Inc.

Rosina B. Dixon, M.D.
Physician and Consultant
Director since 1979

J. Richard Leaman, Jr.
Retired President and
Chief Executive Officer
S.D. Warren Company
Director since 1985

John D. Leggett III, Ph.D.
President
Sensor Instruments Co., Inc.
Director since 1979

Robert A. McCabe
President
Pilot Capital Corporation
Director since 1987

Dwight C. Minton
Chairman of the Board
Church & Dwight Co., Inc.
Director since 1965

Dean P. Phypers
Retired Senior Vice President
International Business
Machines Corporation

Director since 1974

Jarvis J. Slade
Partner
Hampton Capital Company
Director since 1970

John O. Whitney
Professor and Executive Director
The Deming Center for
Quality Management
Columbia Business School
Director since 1992

Officers

Robert A. Davies, III
President and
Chief Executive Officer

Raymond L. Bendure, Ph.D.
Vice President
Research & Development

Mark A. Bilawsky
Vice President, General Counsel and Secretary

Mark G. Conish
Vice President Manufacturing and Distribution

Zvi Eiref
Vice President Finance
and Chief Financial Officer

Michael J. Kenny
Vice President
President Specialty
Products Division

Herman L, Marder
Vice President Special Projects

Dennis M. Moore
Vice President Administration

Leo T. Belill
Vice President
Specialty Products Division

James P. Crilly
Vice President Sales
Arm & Hammer Division

Alfred H. Falter
Vice President
Corporate Purchasing

W. Patrick Fiedler
Vice President Marketing
Specialty Products Division

Gary P. Halker
Vice President, Controller
and Chief Information Officer

Larry B. Koslow
Vice President Marketing
Personal Care Products
Arm & Hammer Division

Ronald D. Munson
Vice President
International Operations
Specialty Products Division

Joyce F. Srednicki
Vice President Marketing
Household Products
Arm & Hammer Division

Investor Information

Corporate Headquarters
Church & Dwight Co., Inc.
469 North Harrison Street
Princeton, NJ 08543-5297
(609) 683-5900

Independent Auditors
Deloitte & Touche LLP
2 Hilton Court
Parsippany, NJ 07054

Transfer Agent and Registrar
Chemical Bank
450 West 33rd Street
New York, NY 10001

The Annual Meeting of Stockholders will be held at:
11:00 a.m. Thursday, May 9, 1996
The Asia Society, 725 Park Avenue, New York City.

Stock Listing

Church & Dwight Co., Inc. shares are listed on the New York Stock Exchange. The symbol is CHD.

10-K Report

Stockholders may obtain a copy of the Company's Form 10-K Annual Report to the Securities and Exchange Commission, for the year ended December 31, 1995 by writing to the Vice President Finance at Corporate Headquarters.

Quarterly Reports

Church & Dwight Co., Inc. mails quarterly reports to stockholders of record and to other persons who request copies. If your shares are not registered in your name but are held at a broker, bank or other intermediary, you can receive quarterly reports if you send a written request for such reports and provide your name and address to Chemical Bank.

Your request should be sent to:
Church & Dwight Co., Inc.
Chemical Bank
J.A.F. Building
P.O. Box 3070
New York, NY 10116-3070

Stockholder Inquiries

Communications concerning stockholder records, stock transfer, changes of ownership, account consolidations, dividends and change of address should be directed to:

Church & Dwight Co., Inc.
Chemical Bank
J.A.F. Building
P.O. Box 3068
New York, NY 10116-3068
1-800-851-9677

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

CHURCH & DWIGHT CO., INC.
DIVIDEND REINVESTMENT PLAN
Chemical Bank
J.A.F. Building
P.O. Box 3069
New York, NY 10116-3069
1-800-851-9677

100% Recycled Paper

Design: De Plano Design Inc., New York Photography: John Minnicks, Ken Haas Church & Dwight Co., Inc. is an equal opportunity employer. The Company conducts its business without regard to race, color, age, religion, sex, national origin or handicap.

Church & Dwight Co., Inc. 1996