Form 10-K, Exhibit 13
period 1996-12-31
CHURCH & DWIGHT CO INC /DE/
filed 1997-03-27
CIK 313927

[LOGO]  CHURCH & DWIGHT CO., INC.

--------------------------------------------------------------------------------
Annual Report 1996

DEAR STOCKHOLDERS

1996 marks the 150th anniversary of the founding of the Company, and we invite you to join us in this celebration. Appropriately, this year has seen solid recovery in both earnings and sales. Net income more than doubled over the previous year, and sales were at record levels, exceeding by approximately four percent our previous sales record in 1993.

                    This 1996 Annual Report is structured as a Question and Answer interview with the President and Chief Executive Officer, Robert A. Davies, III, whose enthusiasm and confidence have contributed greatly to our achieving these results.

                          ----------------------------
                           [PHOTO OF DWIGHT C. MINTON
                             CHAIRMAN OF THE BOARD]
                          ----------------------------

                    The Questions are based on stockholder queries as well as those from the financial community. The Answers forthrightly state our current views on a number of issues, including the Company's strategies and competitive positions in its major businesses.


                    Church & Dwight has been an outstanding marketer throughout its history. As we enter our 151st year, I am confident we are back on track with many more marketing milestones ahead.

                    Sincerely,


                    /s/ Dwight C. Minton


                    Dwight C. Minton
                    Chairman of the Board
                    January 22, 1997

A Dialogue with Robert A. Davies, III


Q: In last year's Annual Report, you indicated that 1996 would be a turnaround year, with strengthened earnings and a modest sales increase. Did you accomplish your objectives?

     A:   The turnaround continues to progress satisfactorily.

                    For the full year, net income increased to $21.2 million, or $1.09 per share, from $10.2 million, or $0.52 per share. The year-earlier results included a restructuring charge of $4.0 million, or $0.13 per share on an after-tax basis. Operating income more than doubled to $27.3 million, even after adding back the restructuring charge to last year's results. Sales reached a record $527.8 million, 8.6 percent higher than last year.

                    We are especially pleased with the 14 percent sales growth in each of the two final quarters, fueled by continued strength in household and personal care products. Throughout the year, we continued to implement cost reduction measures while supporting our brands with increased marketing expenditures. This strategy contributed to the higher operating margins as well as higher sales.


Q: You also stated you would be testing one or two major new products. Did this occur?

     A: We began test marketing in the fourth quarter two new consumer products, which may or may not justify national expansion. Both products are true to our heritage and utilize baking soda's natural capabilities. The first is a solid room deodorizer, and the second is an oral care gum providing oral health benefits similar to our dentifrice products. No further action is expected on these products until well into 1997.

Q:  Do you regard the turnaround as complete?

     A: The turnaround is not complete, nor was it supposed to be at year-end. Our operating margins are still well below industry standards. As a result, although we enjoyed record sales, net income was still below that achieved in 1993. Our major focus for the next two years will be to significantly improve our margins as well as to re-establish ourselves as a growth company.

                     -------------------------------------
                         PHOTO OF ROBERT A. DAVIES, III
                     President And Chief Executive Officer
                     -------------------------------------

Q: Generally, what are your financial objectives for the business, and how soon do you expect to accomplish them?

     A: The key objectives relate to operating margins and growth. As to operating margins, our objective is to raise our margins from the 1996 level of near 7 percent (adjusted for the Armand Products joint venture income and other items) to a 10 percent level. We are working on a series of programs to accomplish this goal and hope to be running at or close to this level by year-end 1998. Church & Dwight is already a relatively efficient user of capital. A 10 percent margin will produce a return on operating capital of well over 15 percent, which we regard as acceptable.

     As to sales, we hope to achieve annual gains in the high single- or low double-digit range, about twice the growth rate of the industries in which we operate in the United States.

     We believe this combination of margins and growth will produce very significant results for our shareholders.

Q: What changes have you made in management and organization to accomplish these objectives?


     A: The following important changes were implemented in 1996 and early 1997:
     In July 1996, Dennis Moore, formerly Vice President Administration, was appointed to the new position of Vice President Business Development. This appointment is designed to focus on three opportunity areas which, until recently, had not been fully addressed: acquisitions, licensing and international operations. In addition to Mr. Moore, we have a number of other officers and Board members with considerable experience in these matters. While we have taken no specific action at this date, I would be disappointed if we did not advance in one or more of these areas by year-end.

     In January 1997, Henry Kornhauser joined us as an officer of Church & Dwight Co., Inc. with the title of Vice President Advertising. Mr. Kornhauser, who has been directly associated with our advertising account since 1976, is a former advertising agency C.E.O. and will continue to supervise the Arm & Hammer business with our existing agency. We believe that by moving his valuable expertise in-house, we can add to our product development and creative resources, and at the same time reduce overall advertising costs.

     In the compensation area, we took further steps to increase the level of variable versus fixed pay. A base pay freeze for 20 key executives, which began April 1995, was extended until January 1, 1998. In return, we advanced the award of 1997 stock options to October 1996 from April 1997. At the same time, the stock option plan was offered to all salaried employees. We feel these strategic moves, which raise employees' stakes in the Company, serve to align their interests even more closely with those of the shareholders.

Q: Can you be more specific about your cost reduction initiatives?

     A: In 1996 and up to the present time, we have taken the following action:
     In manufacturing, we have reduced the workforce at our Green River, Wyoming, plant by 10 percent through an early-retirement program. We are nearing a decision to consolidate our powder laundry detergent production from two plants to one plant, beginning in mid-1997.

     In distribution, we reduced the number of regional warehouses, and increased the level of direct shipments from the plants. In early 1997, we are implementing a major software package designed to further improve the efficiency of our distribution system.

     In R & D, we propose to reduce spending on the XOSTEN(TM) program and shift a portion of those monies from drug research to consumer products and performance chemicals. The Company's development of XOSTEN, announced in 1995, evolved from a long-term interest in the role of dietary sodium and potassium in human health. We are seeking the support of a drug firm to take over further developing and marketing. Our objective is to license XOSTEN to a pharmaceutical company by mid-1997.

     All of the above steps will be helpful in achieving our objective of improving operating margins.

Q: Can you be more specific about your growth plans?

     A: I cannot be too specific on growth for competitive reasons, but I can say we are considering one or more major product launches in the second half of 1997. These will not necessarily involve products currently in test market.

Q: Church & Dwight is a relatively small competitor in the consumer products arena. Is the company size a competitive disadvantage, or do you see any advantages?

     A: The major disadvantage is that competitively, we lack scale in manufacturing and distribution, particularly in household products. I would not overstate this, however, as our plants, which combine chemicals and household products, are relatively large and efficient operating units.

     On the positive side, our Company can react very quickly. And relative to our size, we have more opportunities to grow than billion-dollar companies. On the whole, I believe the growth advantage far outweighs the scale disadvantage.

Household Products

                          [PHOTO OF ARM & HAMMER LOGO]

                                                              Household Products


Q:  What is your strategy for household products?

     A: Our goal is to establish Church & Dwight as an important and growing participant in the $10 billion household products arena, using our famous trademark to market a series of middle-priced products acceptable to the great majority of American consumers. Categories include laundry and may encompass many others.

Q:  How is your important Powder Laundry Detergent performing?          [PHOTO]

     A: In 1996, ARM & HAMMER Powder Laundry Detergent moved up to the #3 brand on a volume basis in food stores nationwide, and continues to grow. We reformulated and improved the product, and strengthened the copy message on the box to reflect "baking soda freshness" and the product's ability to "power out dirt and odors." In the year ahead, we will again support the brand with couponing, and be more aggressive in developing distribution channels where we are less well represented.

Q:  How is the Liquid Laundry Detergent performing?

     A: ARM & HAMMER Liquid Laundry Detergent is performing according to plan, but there is still work to be done. In first-quarter 1996, we relaunched a new 4/10-cup product manufactured at our Syracuse, New York, plant. Market share of liquid laundry products improved steadily over the 12-month period, but is still below levels achieved in the early 1990s.

[PHOTO]

     This was our first venture into bottle-blowing and liquid-filling, and our production costs remain too high. As we gain more experience, we have the opportunity to reduce our costs even further in 1997 and 1998.

Q:  How did baking soda fare this year?                                 [PHOTO]

     A: ARM & HAMMER Baking Soda sales were flat for the year. On the positive side, the holiday baking promotion in food chains was once again a major success.

Q:  And Carpet & Room Deodorizer?

     A: ARM & HAMMER Carpet & Room Deodorizer continues to rank #1 in food stores, with PET FRESH(R), Sunflower Fresh(TM) and Country Potpourri products the most popular scents.

[PHOTO]

     A line extension, ARM & HAMMER Carpet & Room Neutralizer, targeted to smoke, must and other tough odors, was introduced nationally into selected markets during the fourth quarter.

     The carpet deodorizer category is in decline industry-wide, dropping 12 percent in 1996, due to competitive action based on price, and lack of advertising support throughout the category. This issue will be addressed in 1997.

Personal Care Products


                          [PHOTO OF ARM & HAMMER LOGO]

                                                          Personal Care Products


Q:  What is your strategy for Personal Care products?

     A: We intend to market a series of high-value personal care products directly related to sodium-bicarbonate technology and the Arm & Hammer heritage. These products will be unique, fully priced, serious baking soda products supported by traditional levels of advertising and consumer promotion. Product categories will include oral care, deodorization and possibly personal hygiene.

Q: How did ARM & HAMMER DENTAL CARE(R) perform in 1996, and what are your current objectives in the dentifrice business?

[PHOTOS]

     A: Our goal is to be the undisputed #1 baking soda toothpaste in the United States, a position we regained in volume sales in fourth-quarter 1996. During the year, our base business sales stabilized, driven by a combination of solid advertising and consumer special-pack promotions. Our TV commercial stated factually that ARM & HAMMER DENTAL CARE toothpaste "has twice the baking soda of other brands... its unique taste tells you it's working... its continuous-action formula fights plaque for hours."

     Our dentifrice strategy enables us to introduce line extensions that address consumer needs unmet by ARM & HAMMER DENTAL CARE and PEROXICARE(R) brands. These line extensions will increase in number as we market specific dentifrice benefits stemming from baking soda's natural properties.

     Three such line extensions were introduced in 1996: (1) ARM & HAMMER DENTAL CARE Sensitive Formula, developed for the 20 percent of Americans who suffer from sensitive teeth, combines baking soda's low-abrasive cleaning with "a clinically proven ingredient that helps fight the pain...." (2) ARM
     & HAMMER DENTAL CARE Extra Whitening offers baking soda's natural whitening ability, in a formulation that is "clinically proven to whiten teeth in two weeks," to the 50 percent of consumers who desire this benefit. And (3), for those who have rejected ARM & HAMMER DENTAL CARE toothpaste because of taste, ARM & HAMMER DENTAL CARE Smooth Spearmint's flavor stripe delivers the benefits of a high baking-soda formula with a refreshing mint taste.

Q: The toothpaste business has become much more competitive, and a number of new-product introductions are expected in 1997. How do you plan to meet this heavy competition?

     A: We have anticipated the continuation of aggressive competitive spending, and are braced for a very vigorous year ahead. We consider baking soda the consummate dentifrice ingredient, and we will strongly emphasize the unique benefits inherent in our patented baking soda formulations. Our real strength lies in the fact that our dentifrices contain from 30 to 65 percent baking soda, as compared to those of our competitors who use baking soda as a minor ingredient.

Specialty Products


                          [PHOTOS OF ARM & HAMMER LOGO]

Q: How is your deodorant and anti-perspirant business performing?

[PHOTOS]

     A: We have enjoyed steady, continuous growth in this category, helped by the strength of the new wide deodorant stick with baking soda and the jumbo oval stick deodorant anti-perspirant, both of which were launched in first-quarter 1996. Our current TV commercial communicates that our deodorant is a serious baking soda product, and graphically illustrates the clinically supported fact that a deodorant with baking soda is more effective than a deodorant without baking soda. The ARM & HAMMER product absorbs and eliminates odor, while the non-baking soda product simply covers it up.

                                                              Specialty Products

Q: Does it make sense for Church & Dwight to be in the Specialty Products business as well as the Consumer Products business?

A: Yes, it definitely makes sense, since both divisions complement each other. Church & Dwight is the largest producer, as well as consumer, of sodium bicarbonate worldwide. Our consumer business gains access to a stronger technology base than you would normally expect to find in a consumer products company of this size. At the same time, the specialty business profits from the ARM & HAMMER trademark, which will increase in importance as we pursue opportunities in the industrial cleaning business.

Q: Specialty Product sales have been fairly flat in recent years. How do you propose to revive growth?

     A: Yes, sales have been flat recently. Typically, industrial products grow in cycles as new applications develop, and at present we see no imminent major breakthroughs for either sodium bicarbonate or potassium carbonate. We are presently focusing most of the R & D effort for sodium bicarbonate on specialized high-value applications in the medical and food processing fields. As for potassium carbonate, we expect demand to rise in the video glass business in late 1997 or 1998.

     1996 was a good year for animal nutrition products due to high milk prices, which drove the market. The real star has been MEGALAC(R) Rumen Bypass Fat, our nutritional-supplement product line for dairy cattle, and its high-value line extensions. Internationally, Brotherton, our United Kingdom subsidiary, once again had an excellent year in marketing their ammonium-based and other specialty chemicals.

[PHOTOS]

Q: Competition has intensified in the potassium carbonate and sodium bicarbonate businesses. What are you doing to strengthen your position?

[PHOTOS]

     A: Competition indeed intensified, particularly at the low end of both of these businesses, and unquestionably affected our sales in 1996. On the other hand, we are in an excellent competitive position, based on our access to low-cost raw materials, efficient high-volume manufacturing facilities, and the best R & D and technical service support in the industry.

     As for sodium bicarbonate, we also have the advantage of the only two-plant system in the country: Old Fort, Ohio, and Green River, Wyoming, which geographically gives us a tremendous edge in customer service and distribution costs. We are taking steps to modernize our Green River facility starting in 1997 to reduce manufacturing costs and lay the groundwork for a further expansion of the plant.

     As for potassium carbonate, our Armand Products joint venture invested $10.5 million in late 1996 to secure an additional long-term, low-cost supply of its major raw material, potassium hydroxide. This step also supports a capacity increase installed in 1993.

Q: Church & Dwight went into the industrial cleaning business recently. What are you doing, and how far do you expect this business to go?

     A: We see an opportunity to build a specialized high-margin industrial cleaning business, allying carbonate technology, the ARM & HAMMER trademark and environmental positioning of our aqueous-based cleaners. In June, we announced an alliance with Safety-Kleen Corp., Elgin, Illinois, the world's largest recycler of industrial and automotive cleaning fluids, to provide parts-cleaning customers with a new, environmentally superior and exclusive water-based cleaning solution. Their new product, called AquaWorks(TM), developed over three years by Church & Dwight technologists specifically for Safety-Kleen's industrial and automotive parts-cleaning services, was introduced in early 1996.

[PHOTO]

     We believe the industrial cleaning business will benefit from a recent piece of legislation enacted by the South Coast Air Quality Management District of Southern California which bans the use of products emitting volatile organic compounds after December 31, 1998. Should California's environmental regulations spread to industrial areas across the nation, our other aqueous-based cleaners, ARMAKLEEN(R) E-series for the electronics industry and ARMAKLEEN M-series for precision metal cleaning, may also benefit. While the situation holds great promise, it is far too early to predict the outcome.

Outlook


Q  What is your outlook for 1997?

     A: We believe the turnaround will continue in 1997 as we focus on both sales growth and higher margins.

     At this point, the Company has a number of new-product options available which are still under consideration. The decisions yet to be made in this area will have a major influence on both sales and margins in 1997.

     Sales should benefit in the first half from the full-year effect of the relaunch of ARM & HAMMER Liquid Laundry Detergent and the various line extensions introduced in 1996; and in the second half, from the new-product launches. Although sales will not match the exceptional growth rate achieved in late 1996, we are looking for reasonable growth by year-end 1997.

     Operating margins will gain from the manufacturing and distribution cost reduction programs, described elsewhere in this report, partially offset by the spending on new-product launches. Over the 12-month period, we expect to see a moderate improvement in margins.

     For the year as a whole, our objective is to deliver solid growth in earnings, putting the Company well on the way to meet our long-term financial goals.



     The answers in this Q-and-A format reflect management's consensus as to the progress of the turnaround and expectations for future growth.



     Robert A. Davies, III
     President and Chief Executive Officer
     January 22, 1997

Church & Dwight Co., Inc. and Subsidiaries
         Eleven-Year Financial Review
         (Dollars in millions, except per share data)

operating results             1996     1995      1994      1993      1992      1991     1990      1989     1988     1987      1986
====================================================================================================================================
Net sales:
Consumer products           $ 417.6    380.6     393.0     410.4     409.3     386.1    331.1     295.6    249.4    231.6     218.9
Specialty products            110.2    105.2      98.0      97.3      87.2      80.7     80.2      75.8     82.1     73.5      53.3
Total                         527.8    485.8     491.0     507.7     496.5     466.8    411.3     371.4    331.5    305.1     272.2
------------------------------------------------------------------------------------------------------------------------------------
Marketing                   $ 130.6    119.2     128.4     116.1     115.8      89.1     66.3      43.0     35.1     37.1      39.2
------------------------------------------------------------------------------------------------------------------------------------
Research & development      $  17.8     18.5      20.6      21.2      17.8      13.4     12.3       7.9      6.3      5.4       4.9
------------------------------------------------------------------------------------------------------------------------------------
Income from operations      $  27.3      8.4       1.5      35.6      37.7      34.0     28.9      25.2     23.6     20.1      17.9
------------------------------------------------------------------------------------------------------------------------------------
Net income                  $  21.2     10.2       6.1      26.3      29.5      26.5     22.5       8.6     16.5     14.0      12.8
====================================================================================================================================
Net income per share        $  1.09      .52       .31      1.30      1.45      1.29     1.05       .42      .75      .64       .60
------------------------------------------------------------------------------------------------------------------------------------
% of sales                      4.0%     2.1%      1.2%      5.2%      5.9%      5.7%     5.5%      2.3%     5.0%     4.6%      4.7%
====================================================================================================================================

financial position
====================================================================================================================================
Total assets                $ 308.0    293.2     294.5     281.7     261.0     244.3    249.2     242.5    241.7    245.4     227.9
Long-term debt                  7.5      7.5       7.5       7.6       7.7       7.8     29.6      52.2     55.6     56.8      59.2
Stockholders' equity          165.3    153.7     153.9     169.4     159.1     139.2    118.7     111.6    112.0    116.1     104.8
------------------------------------------------------------------------------------------------------------------------------------
Long-term debt as a %
  of total capitalization         4%       5%        5%        4%        5%        5%      20%       32%      33%      33%       36%
------------------------------------------------------------------------------------------------------------------------------------
Working capital             $  36.8     22.1      23.4      54.6      40.7      34.1     46.1      66.8     58.8     68.8      61.9
------------------------------------------------------------------------------------------------------------------------------------
Current ratio                   1.4      1.2       1.2       1.8       1.5       1.4      1.6       2.2      2.2      2.5       2.6
====================================================================================================================================

other data
====================================================================================================================================
Average common shares
  outstanding (In
  thousands)                 19,534   19,567    19,706    20,223    20,338    19,831   20,455    20,728   21,985   21,976    21,415
------------------------------------------------------------------------------------------------------------------------------------
Return on average
  stockholders' equity         13.3%     6.6%      3.8%     16.0%     19.8%     20.5%    19.5%      7.7%    14.4%    12.7%     14.3%
------------------------------------------------------------------------------------------------------------------------------------
Cash dividends paid         $   8.6      8.6       8.7       8.5       7.7       6.7      6.1       5.4      5.1      4.7       4.3
------------------------------------------------------------------------------------------------------------------------------------
Cash dividends paid
  per common share          $   .44      .44       .44       .42       .38       .34      .30       .26      .23  .21 1/2   .20 1/2
------------------------------------------------------------------------------------------------------------------------------------
Stockholders' equity
  per common share          $  8.50     7.87      7.88      8.43      7.82      6.85     5.87      5.39     5.35     5.27      4.78
------------------------------------------------------------------------------------------------------------------------------------
Additions to property,
  plant and equipment       $   7.1     19.7      28.4      28.8      12.5      19.3     10.0      10.4     11.3     12.4      20.6
------------------------------------------------------------------------------------------------------------------------------------
Depreciation and
  amortization              $  13.6     13.1      11.7      10.6       9.8       9.5      8.9       8.5      8.2      7.8       5.1
------------------------------------------------------------------------------------------------------------------------------------
Employees at year-end           937      941     1,028     1,096     1,092     1,081      994     1,070    1,000      950       900
Statistics per employee:
(In thousands)
  Sales                     $   563      516       478       463       455       432      414       347      332      321       302
  Operating earnings             29        9         1        33        35        31       29        24       24       21        20
====================================================================================================================================

Financial Review

          The Financial Review discusses the Company's performance for 1996 and compares it to previous years. This Review is an integral part of the Annual Report and should be read in conjunction with all other sections.

1996 compared to 1995

          Net Sales

          Net sales increased 8.6% in 1996 primarily due to growth in the consumer products business.

          Consumer products were up 9.7% mainly on higher sales for ARM & HAMMER Liquid Laundry Detergent, which was relaunched as a 4/10-cup formula earlier in the year, as well as higher sales of ARM & HAMMER DENTAL CARE and ARM & HAMMER Deodorant Anti-Perspirant with Baking Soda. These increases were partially offset by lower sales for ARM & HAMMER Carpet & Room Deodorizer, which experienced intense competition in a declining category.

          Specialty products were up 4.8% led by higher sales of MEGALAC Rumen Bypass Fat, and strong results from the Company's Brotherton subsidiary in the United Kingdom. Sales of the new liquid cleaning products also increased, although from a low base.

          Operating Costs

          The Company's gross margin increased 1.6 points to 42.0%. A major factor was the reduction in ARM & HAMMER Liquid Laundry Detergent manufacturing costs related to the start-up of in-house production and the change to a 4/10-cup formula. Other factors contributing to the margin increase included greater efficiencies in distribution and lower research & development spending. These margin improvements were partially offset by higher manufacturing costs on ARM & HAMMER DENTAL CARE related to a major buy-one-get-one-free promotion in the latter part of the year, and a provision for plant reorganization costs.

          Selling, general and administrative expenses increased $10.8 million to $194.5 million. This increase largely represented higher selling costs for laundry detergent products, particularly liquid laundry detergent, where heavy promotion costs were incurred during the relaunch. General and administrative expenses declined, as expected, reflecting the full-year effect of the reduction in corporate headcount implemented in mid-1995 and further reductions in legal and outside service fees, partially offset by higher software costs.

          Other Income and Expenses

          The Armand Products Company, our potassium carbonate joint venture with Occidental Chemical Corporation, saw a 22% decline in sales due to lower volume and pricing caused by new competition in the industry. This competitive activity, which had been anticipated for some time, was the primary reason for the $2.2 million decline in equity income.

          Investment income was $.3 million higher than the prior year as a result of a higher level of funds available for investment.

          Other expenses of $.4 million in 1996 included foreign exchange losses incurred by our Venezuelan subsidiary due to the devaluation of the local currency.

          Interest expense in 1996 was approximately $.9 million lower than in the previous year and was the result of the repayment of short-term debt in the first half of the year.

16

          Taxation

          The effective tax rate for 1996 was 36.0%, compared to 37.7% in the previous year. The decrease in the effective rate is due to the utilization of foreign operating loss carry-forwards in 1996 for which the benefits were not recognizable in 1995, as well as a lower effective state tax rate.

          Net Income and Earnings Per Share

          The Company's net income for 1996 was $21.2 million, compared to $10.2 million in 1995. Earnings per share for 1996 were $1.09, compared to $.52 in 1995.

1995 compared to 1994

          Net Sales

          Net sales declined by 1.1% in 1995 mainly as a result of competitive activity in the consumer products business.

          Consumer product sales were down 3.2% on flat unit volume. Lower effective pricing on the 1/4-cup concentrated liquid laundry detergent and generally softer volumes for powder laundry detergent were only partially offset by the full-year sales effect of ARM & HAMMER Deodorant Anti-Perspirant with Baking Soda, which was introduced in the second quarter of 1994.

          Specialty product sales increased 7.3% led by continued growth of performance grades of sodium bicarbonate and strong results from the Company's Brotherton subsidiary in the United Kingdom.

          Operating Costs

          The Company's gross margin declined 2.4 points to 40.4% primarily as a result of lower prices for ARM & HAMMER Liquid Laundry Detergent, and higher costs related to the start-up of the Syracuse, New York, liquid laundry detergent manufacturing line and conversion of the product to the new 4/10-cup formula. Higher ingredient costs for ARM & HAMMER Powder Laundry Detergent and ARM & HAMMER DENTAL CARE products also contributed to the lower margin. These increases were partially offset by lower distribution costs.

          Selling, general and administrative expenses decreased $17.7 million to $183.7 million. The most significant expense reductions occurred in the selling area. Lower promotional spending, especially for the laundry detergent products, combined with lower market research expenses, more than offset higher advertising expenses for ARM & HAMMER DENTAL CARE products and ARM & HAMMER Deodorant Anti-Perspirant with Baking Soda. There was also a reduction in general and administrative expenses resulting from a reduction in corporate headcount, and lower legal and other outside service fees, offset by higher employee-compensation costs.

          The Company recorded a restructuring charge in 1995 covering the cost of a workforce reduction program resulting in the layoff of approximately 60 employees, and the write-off of fixed assets related to the planned expansion of the Princeton, New Jersey, headquarters facility. The cost of restructuring the workforce and the fixed asset write-off of the planned headquarters expansion amounted to $3.5 million and $.5 million, respectively.

          Other Income and Expenses

          Interest expense in 1995 was approximately $.4 million higher than in the previous year principally due to higher short-term borrowings to fund the Company's extensive capital expenditures, particularly the Syracuse liquid laundry detergent line.

          Investment income was $.6 million higher than the prior year as a result of a higher level of funds available for investment.

          The gain on disposal of product lines in 1995 reflects the final amortization of non-compete agreements associated with the sale of the DeWitt product lines, disposed of in 1990.

          The Armand Products Company had higher unit sales in 1995 at somewhat lower prices. The combination of lower pricing and higher manufacturing costs resulted in a 6% decline in equity income.

          Taxation

          The effective tax rate for 1995 was 37.7%, compared to 37.1% in the previous year. The increase in the effective tax rate was the result of a lower level of tax credits relative to a higher level of income taxable at statutory rates, and the impact of a lower level of foreign operating losses for which tax benefits were not recognized.

          Net Income and Earnings Per Share

          The Company's net income for 1995 was $10.2 million, compared to $6.1 million in 1994. Earnings per share for the year ended December 31, 1995 were $.52, compared to $.31 in 1994.

LIQUIDITY AND CAPITAL RESOURCES

          The Company's balance sheet at December 31, 1996 has been substantially improved over an already strong balance-sheet position at the year-end 1995. Cash and short-term investments totaled nearly $28 million at the end of 1996, compared to $11 million, net of $5 million of short-term debt, at December 31, 1995.

          In 1996, operating cash flow was almost $34 million. Major factors contributing to the cash flow from operating activities included higher operating earnings, non-cash charges for depreciation and amortization, and a better overall working capital position. Operating cash flow was used to fund capital expenditures and an additional investment in the Armand Products Company. Operating cash flow was also used to repay short-term debt, purchase 139,000 shares of treasury stock, and to pay cash dividends.

          The Company has maintained a long-term debt-to-capital ratio at or below 5% for the last five years. At December 31, 1996, the Company had $52 million available through short-term lines of credit. Capital expenditures in 1997 are expected to be higher than in 1996 and comparable to the level of depreciation and amortization. Management believes that operating cash flow, coupled with the Company's access to credit markets, will be more than sufficient to meet the anticipated cash requirements for the coming year.

          In 1995, the Company generated $47 million in cash flow from operating activities. This increase was principally due to better working capital positions, primarily through inventory reductions, and higher operating earnings. Operating cash flow was used to repay a significant portion of short-term debt, fund capital expenditures which included the Syracuse liquid laundry detergent line, and to pay cash dividends. Cash and short-term investments totaled $16 million at the end of 1995, compared to nearly $8 million at the end of 1994.

OTHER ITEMS

          Forward-Looking Statements

          The Company operates in highly competitive consumer-product markets, in which cost efficiency and innovation are critical to success.

          ARM & HAMMER laundry detergent products are sold as value brands which makes their cost position especially important. The Company reformulated the powder laundry detergent product in 1996, and is close to a decision to consolidate powder laundry detergent production from two plants to one plant, beginning in mid-1997. 1996 was the first full year of operation for the new liquid laundry detergent production line at the Syracuse facility. To stay competitive in this category, the Company is working on further cost reduction measures to be implemented during 1997 and 1998.

          The Company has been very successful in recent years in entering the dentifrice and personal deodorant businesses using the unique strengths of its ARM & HAMMER trademark and baking soda technology. These are highly innovative markets, characterized by a continuous flow of new products and line extensions, and heavy spending on advertising and promotion. In 1996, the Company introduced three new line extensions in the dentifrice category and two new line extensions in the deodorant category. The dentifrice business, in particular, has become much more competitive and a number of new-product introductions are expected in 1997. Because of this competitive background, the Company anticipates that marketing spending levels will remain high.

          In the fourth quarter of 1996, the Company began test marketing two new consumer products, which may or may not justify national expansion. The first is a solid room deodorizer, and the second is an oral care gum. No further action is expected on these products until well into 1997. The Company may, however, launch one or possibly two major new consumer products into the market during 1997. The introduction of new products usually involves heavy marketing costs in the year of launch, and it generally takes at least a year, and sometimes much longer, for a new product to become profitable.

          In the specialty products business, competition for the two major products, sodium bicarbonate and potassium carbonate, grew even more intense in 1996. Sodium bicarbonate sales have been impacted by a nahcolite-based sodium bicarbonate manufacturer which has been operating at the lower end of the business and is now making an effort to enter the higher end. The Company is proposing to increase its research & development spending, particularly on specialized high value applications in the medical and food processing fields, and is also planning a further modernization of its Green River, Wyoming, plant. As for potassium carbonate, the Company is expecting market demand to increase in late 1997 or 1998 which should help alleviate pressures from three new competitors in this business. These events have been anticipated for some time, but their effect on the business may not be clear until well into 1997.

          During the year, the Company continued to pursue opportunities to build a specialized high-margin industrial cleaning business using our recently developed aqueous-based technology. While this opportunity holds great promise, it requires a major upfront financial commitment in research & development and marketing, and the outcome will not be known for some time.

          Cautionary Note on Foward-Looking Statements

          This Annual Report includes forward-looking statements, many of which depend on factors outside the Company's control, such as economic conditions, market demand and industry capacity, competitive products and pricing, raw material costs and other matters. Future performance may be affected by changes in one or more of these factors.

Common Stock Price
Range and Dividends          1996                              1995
================================================================================
                  Low        High      Dividend      Low        High    Dividend
--------------------------------------------------------------------------------
1st Quarter    $ 17 1/2    $ 21 5/8      $ .11     $ 17      $  19 1/4   $ .11
2nd Quarter      19 3/4      22 3/4        .11       18         21 1/2     .11
3rd Quarter      20          22 1/2        .11       19 1/2     24 7/8     .11
4th Quarter      20          23 3/4        .11       18         22 7/8     .11
--------------------------------------------------------------------------------
Full Year      $ 17 1/2    $ 23 3/4      $ .44     $ 17      $  24 7/8   $ .44
================================================================================

Based on trades on the New York Stock Exchange.

Approximate number of holders of Church & Dwight's Common Stock as of December 31, 1996: 10,000

Church & Dwight Co., Inc. and Subsidiaries
     Consolidated Statements of Income
     (Dollars in thousands, except per share data)

Year ended December 31,                                  1996        1995        1994
=====================================================================================
Net Sales                                           $ 527,771   $ 485,759   $ 491,048
Cost of sales                                         306,047     289,734     281,271
-------------------------------------------------------------------------------------

Gross profit                                          221,724     196,025     209,777
Selling, general and administrative expenses          194,461     183,669     201,362
Restructuring charges                                    --         3,987       6,941
-------------------------------------------------------------------------------------

Income from Operations                                 27,263       8,369       1,474
Equity in joint venture income                          5,140       7,389       7,874
Investment earnings                                     1,544       1,249         655
Gain on disposal of product lines                         --          339         410
Other (expense) income                                   (424)        201         209
Interest expense                                         (352)     (1,255)       (890)
-------------------------------------------------------------------------------------

Income before taxes                                    33,171      16,292       9,732
Income taxes                                           11,943       6,140       3,615
-------------------------------------------------------------------------------------

=====================================================================================
Net Income                                          $  21,228   $  10,152   $   6,117
=====================================================================================

=====================================================================================
Weighted average shares outstanding (In thousands)     19,534      19,567      19,706
=====================================================================================
Net Income Per Share                                $    1.09   $     .52   $     .31
=====================================================================================

See Notes to Consolidated Financial Statements.

Church & Dwight Co., Inc. and Subsidiaries
     Consolidated Balance Sheets
     (Dollars in thousands)

December 31,                                                   1996        1995
================================================================================
Assets
================================================================================
Current Assets
Cash and cash equivalents                                 $  22,902   $  11,355
Short-term investments                                        5,011       5,027
Accounts receivable, less allowances
  of $1,478 and $1,304                                       41,837      44,427
Inventories                                                  48,887      41,349
Deferred income taxes                                        11,962      11,704
Prepaid expenses                                              4,920       5,313
--------------------------------------------------------------------------------
Total Current Assets                                        135,519     119,175
--------------------------------------------------------------------------------
Property, Plant and Equipment (Net)                         138,371     144,339
Note Receivable from Joint Venture                           11,000      11,000
Equity Investment in Joint Venture                           16,211      11,258
Long-term Supply Contract                                     3,314       3,852
Goodwill                                                      3,556       3,556
--------------------------------------------------------------------------------
Total Assets                                              $ 307,971   $ 293,180
================================================================================

Liabilities and Stockholders' Equity
================================================================================
Current Liabilities
Short-term borrowings                                     $    --     $   5,000
Accounts payable and accrued expenses                        93,375      86,815
Income taxes payable                                          5,379       5,286
--------------------------------------------------------------------------------
Total Current Liabilities                                    98,754      97,101
--------------------------------------------------------------------------------
Long-term Debt                                                7,500       7,500
Deferred Income Taxes                                        20,005      19,573
Deferred Liabilities                                          2,392       1,595
Nonpension Postretirement and Postemployment Benefits        14,008      13,729

Commitments and Contingencies

Stockholders' Equity
Preferred Stock-$1 par value
  Authorized 2,500,000 shares, none issued                     --          --
Common Stock-$1 par value
  Authorized 100,000,000 shares,
  issued 23,330,494 shares                                   23,330      23,330
Additional paid-in capital                                   33,364      33,061
Retained earnings                                           182,069     169,438
Cumulative translation adjustments                             (194)       (686)
--------------------------------------------------------------------------------
                                                            238,569     225,143
Less common stock in treasury, at cost:
  3,878,435 shares in 1996 and
  3,805,071 shares in 1995                                   72,708      70,501
Due from officers                                              (549)       (960)
--------------------------------------------------------------------------------
Total Stockholders' Equity                                  165,312     153,682
--------------------------------------------------------------------------------
Total Liabilities and Stockholders' Equity                $ 307,971   $ 293,180
================================================================================
See Notes to Consolidated Financial Statements.

Church & Dwight Co., Inc. and Subsidiaries
     Consolidated Statements of Cash Flow
     (Dollars in thousands)

Year ended December 31,                                  1996       1995       1994
===================================================================================
Cash Flow From Operating Activities
===================================================================================
Net Income                                           $ 21,228   $ 10,152   $  6,117
Adjustments to reconcile net income to net
cash provided by operating activities:
  Depreciation, depletion and amortization             13,624     13,138     11,743
  Loss on asset disposals                                 255        492        700
  Equity in joint venture income                       (5,140)    (7,389)    (7,874)
  Deferred income taxes                                  (272)      (198)    (3,319)
  Other                                                   245        380       (146)
Change in assets and liabilities:
  Decrease (increase) in short-term investments            16     (2,051)     1,024
  Decrease (increase) in accounts receivable            2,793         (1)    (2,079)
  (Increase) decrease in inventories                   (7,437)    13,772     (2,444)
  Decrease (increase) in prepaid expenses                 397        (37)      (648)
  Increase in accounts payable                          6,412     13,808      6,209
  Increase in income taxes payable                        485      3,613      4,845
  Increase in other liabilities                         1,076      1,286      1,399
-----------------------------------------------------------------------------------
Net Cash Provided By Operating Activities              33,682     46,965     15,527

Cash Flow From Investing Activities
===================================================================================
Additions to property, plant and equipment             (7,114)   (19,702)   (28,388)
Proceeds from asset disposals                              62        389        372
Distributions from joint venture                        5,437      9,999     10,563
Investment in subsidiary                                 --         --         (625)
Purchase of officer loans                                --       (2,744)      --
Repayment of officer loans                                411        137       --
Investment in joint venture                            (5,250)      --         --
-----------------------------------------------------------------------------------
Net Cash Used in Investing Activities                  (6,454)   (11,921)   (18,078)

Cash Flow From Financing Activities
===================================================================================
(Repayments) proceeds from short-term borrowing        (5,000)   (20,000)    23,000
Proceeds from stock options exercised                     887      1,398        746
Purchase of treasury stock                             (2,971)    (1,131)   (15,051)
Payment of cash dividends                              (8,597)    (8,615)    (8,650)
Proceeds from sale of common stock                       --         --        1,584
-----------------------------------------------------------------------------------
Net Cash (Used in) Provided by Financing Activities   (15,681)   (28,348)     1,629

Net Change in Cash and Cash Equivalents                11,547      6,696       (922)
Cash and Cash Equivalents at Beginning of Year         11,355      4,659      5,581
-----------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year             $ 22,902   $ 11,355   $  4,659
-----------------------------------------------------------------------------------

Cash paid during the year for:
  Interest (net of amounts capitalized)              $    362   $  1,266   $    800
  Income taxes                                         12,233      2,465      1,900
===================================================================================
Supplemental disclosure of non-cash investing and financing activities:
During 1995, the Company purchased treasury stock from senior officers and reduced the notes receivable loan balance as consideration for the purchase in the amount of $1,784,000.
===================================================================================
See Notes to Consolidated Financial Statements.

Church & Dwight Co., Inc. and Subsidiaries
     Consolidated Statements of Stockholders' Equity
     (In thousands)

          Years ended December 31, 1996, 1995, 1994
          =========================================================================================================================
                                             Number of Shares                                 Amounts
                                            =================  ====================================================================
                                                                                     Additional             Cumulative      Due
                                            Common   Treasury  Common     Treasury    Paid-In    Retained   Translation     From
                                            Stock      Stock    Stock       Stock     Capital    Earnings   Adjustments   Officers
          =========================================================================================================================
          January 1, 1994                   23,330    (3,251)  $ 23,330   $(56,003)  $  32,100   $ 170,434   $   (494)       $--

          Net Income                          --        --         --         --          --         6,117       --           --
          Cash dividends                      --        --         --         --          --        (8,650)      --           --
          Stock option plan
            transactions including
            related income tax benefit        --          74       --          860         (50)       --         --           --
          Sale of stock to senior officers    --          70       --          817         767        --         --           --
          Other stock issuances               --        --         --            5           6        --         --           --
          Purchase of treasury stock          --        (697)      --      (15,051)       --          --         --           --
          Translation adjustments             --        --         --         --          --          --         (247)        --
          =========================================================================================================================
          December 31, 1994                 23,330    (3,804)    23,330    (69,372)     32,823     167,901       (741)        --

          Net Income                          --        --         --         --          --        10,152       --           --
          Cash dividends                      --        --         --         --          --        (8,615)      --           --
          Stock option plan
            transactions including
            related income tax benefit        --         110       --        1,284         238        --         --           --
          Purchase of treasury stock          --        (111)      --       (2,413)       --          --         --           --
          Translation adjustments             --        --         --         --          --          --           55         --
          Due from officers                   --        --         --         --          --          --         --          (960)
          =========================================================================================================================
          December 31, 1995                 23,330    (3,805)    23,330    (70,501)     33,061     169,438       (686)       (960)

          Net Income                          --        --         --         --          --        21,228       --           --
          Cash dividends                      --        --         --         --          --        (8,597)      --           --
          Stock option plan
            transactions including
            related income tax benefit        --          59       --          683         229        --         --           --
          Purchase of treasury stock          --        (139)      --       (2,971)       --          --         --           --
          Other stock issuances               --           7       --           81          74        --         --           --
          Translation adjustments             --        --         --         --          --          --          492         --
          Officers repayment                  --        --         --         --          --          --         --            411
          =========================================================================================================================
          December 31, 1996                 23,330    (3,878)  $ 23,330   $(72,708)  $  33,364   $ 182,069   $   (194)       $(549)
          =========================================================================================================================

See Notes to Consolidated Financial Statements.

Church & Dwight Co., Inc. and Subsidiaries
          Notes to Consolidated Financial Statements

     1. accounting policies

          Business

          The Company's principal business is the manufacture and sale of sodium carbonate-based products. It sells its products, primarily under the ARM & HAMMER trademark, to consumers through supermarkets, drug stores and mass merchandisers; and to industrial customers and distributors. In 1996, consumer products represented 79% and specialty products 21% of the Company's sales. The Company does approximately 95% of its business in the U.S. and Canada.

          Principles of Consolidation

          The accompanying consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. The Company's 50 percent interest in its Armand Products Company joint venture has been accounted for under the equity method of accounting. All material intercompany transactions and profits have been eliminated in consolidation.

          Use of Estimates

          The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

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

          Goodwill

          Goodwill, which was recorded prior to November 1, 1970, is not being amortized, as management of the Company believes there has been no diminution in carrying value.

          Research & Development

          Research & development costs in the amount of $17,823,000 in 1996, $18,544,000 in 1995 and $20,594,000 in 1994, were charged to operations as incurred.

          Earnings Per Share

          Earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the period. Common equivalent shares have been excluded because their effect was not material.

          Income Taxes

          The Company recognizes deferred income taxes under the liability method; accordingly, deferred income taxes are provided to reflect the future consequences of differences between the tax bases of assets and liabilities and their reported amounts in the financial statements.

     2. fair value of financial instruments
          and foreign exchange risk management

          The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 1996 and 1995. Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments," defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.

          (In thousands)                          1996              1995
          ======================================================================
                                             Carrying Fair       Carrying Fair
                                            Amount    Value     Amount    Value
          ======================================================================
          Financial Assets:
          Cash and cash equivalents        $22,902   $22,902   $11,355   $11,355
          Short-term investments             5,011     5,011     5,027     5,027
          Note receivable from joint
            venture                         11,000    10,900    11,000    10,700
          Due from officers                    549       549       960       960
          Financial Liabilities:
          Short-term borrowings               --        --       5,000     5,000
          Long-term debt                     7,500     7,500     7,500     7,500
          ======================================================================

          The following methods and assumptions were used to estimate the fair value of each class of financial instruments reflected in the Consolidated Balance Sheets:

          Cash and Cash Equivalents

          The Company has included as part of cash equivalents short-term highly liquid investments that are classified as trading securities. The cost of the investments can be specifically identified and approximates fair value because of the short maturity of the instruments.

          Short-term Investments

          The cost of the investments (trading securities) can be specifically identified and its fair value is based upon quoted market prices at the reporting date. At December 31, 1996 and 1995, both the cost and market value of the investments approximated each other.

          Note Receivable from Joint Venture

          The note receivable represents a loan to the Company's Armand Products Company joint venture. The note, which is secured by plant and equipment owned by the joint venture, bears interest at a rate of 8.25% and is due in installments from January 1998 through June 2000. Fair value is determined based on discounting cash flows using rates available on notes with similar terms.

          Due from Officers

          The amount of notes receivable equals fair value because of its short maturity.

          Short-term Borrowings

          The amounts of unsecured lines of credit equal fair value because of short maturities and variable interest rates.

          Long-term Debt

          The Company estimates that based upon the Company's financial position and the Bond's variable interest rate, the carrying value of its long-term debt approximates fair value.

          Foreign Exchange Risk Management

          The Company enters into forward exchange contracts to hedge anticipated but not yet committed sales denominated in the Japanese yen, English pound and Canadian dollar. The terms of these contracts are for periods of under 12 months. The purpose of the Company's foreign currency hedging activities is to protect the Company from the risk that the eventual dollar net cash inflows resulting from the sale of products to foreign customers will be adversely affected by changes in exchange rates. The Company believes that because these contracts are traded on exchanges and the contracts are denominated in major currencies, both credit and market risk are reduced. The amounts outstanding at December 31, 1996 and 1995 of "sell" contracts, translated into U.S. dollars using the rates current at the reporting date, were $5,294,000 and $1,204,000, respectively. The Company's accounting policy is to value these contracts at market value. At December 31, 1996, the Company had an unrealized loss of $126,000 and an immaterial gain at December 31, 1995.

     3. inventories

          Inventories are summarized as follows:
          =====================================================================
          (In thousands)                                    1996          1995
          =====================================================================
          Raw materials and supplies                     $13,031       $11,066
          Work in process                                    144           134
          Finished goods                                  35,712        30,149
          ---------------------------------------------------------------------
                                                         $48,887       $41,349
          =====================================================================

          Inventories valued on the LIFO method totaled $40,724,000 and $35,500,000 at December 31, 1996 and 1995, respectively, and would have been approximately $3,814,000 and $3,276,000 higher, respectively, had they been valued using the first-in, first-out
          (FIFO) method.

     4. property, plant
          and equipment

          Property, plant and equipment consist of the following:
          =====================================================================
          (In thousands)                                    1996           1995
          =====================================================================
          Land                                          $  3,195      $  3,188
          Buildings and improvements                      64,810        63,949
          Machinery and equipment                        155,635       151,965
          Office equipment and other assets               11,835        14,633
          Mineral rights                                   5,931         5,020
          Construction in progress                         1,641         1,145
          ---------------------------------------------------------------------
                                                         243,047       239,900
          Less accumulated depreciation, depletion
          and amortization                               104,676        95,561
          ---------------------------------------------------------------------
          Net property, plant and equipment             $138,371      $144,339
          =====================================================================

          Depreciation, depletion and amortization of property, plant and equipment have been charged to operations in the amount of $13,085,000, $12,600,000 and $11,153,000 in 1996, 1995 and 1994,
          respectively. Interest charges in the amount of $41,000 and $475,000 were capitalized in connection with construction projects in 1996 and 1995, respectively.

     5. equity investment

          The following table reflects summarized financial information for the Armand Products Company joint venture. The Company accounts for its 50 percent interest in the joint venture under the equity method. Products and services are provided to the Armand Products Company by the joint venture partners at cost. As a result, the information below would not be indicative of the financial position or results of operation had the joint venture operated on a stand-alone basis.

          (In thousands)                           1996        1995        1994
          ======================================================================
          Income Statement Data:
          Net sales                             $39,246     $50,539     $47,254
          Gross profit                           12,963      17,297      18,146
          Net income                              9,372      13,870      14,840
          Company's share in net income           4,686       6,935       7,420
          Elimination of Company's share of
            intercompany interest expense           454         454         454
          ----------------------------------------------------------------------
          Equity in joint venture income        $ 5,140     $ 7,389     $ 7,874
          ======================================================================

          (In thousands)                                       1996        1995
          ======================================================================
          Balance Sheet Data:
          Current assets                                    $ 8,783     $ 7,510
          Noncurrent assets                                  37,630      29,522
          Current liabilities                                 2,990       3,515
          Notes payable-Church & Dwight Co., Inc.            11,000      11,000
          Partnership capital                                32,423      22,517
          ======================================================================

     6. accounts payable
          and accrued expenses

          Accounts payable and accrued expenses consist of the following:

          (In thousands)                                       1996        1995
          ======================================================================
          Trade accounts payable                            $28,867     $25,486
          Accrued marketing and promotion costs              47,739      45,252
          Accrued wages and related costs                     7,279       6,150
          Accrued pension and profit-sharing                  4,466       4,266
          Other accrued current liabilities                   5,024       5,661
          ----------------------------------------------------------------------
                                                            $93,375     $86,815
          ======================================================================

     7. short-term borrowings
          and long-term debt

          The Company has available unsecured lines of credit with major U.S. banks in the amount of $52 million of which $0 was outstanding as of December 31, 1996 and $5 million outstanding as of December 31, 1995. The weighted average interest rate on borrowings outstanding at December 31,1995 was 6.2%.

          Long-term debt consists of the following:
          (In thousands)                                       1996        1995
          ======================================================================
          Industrial Revenue Refunding Bond
            due in installments of $640 from 1998-2007
              and $1,100 in 2008                            $ 7,500     $ 7,500
          ----------------------------------------------------------------------
                                                            $ 7,500     $ 7,500
          ======================================================================

          The Industrial Revenue Refunding Bond carries a variable rate of interest determined weekly, based upon current market conditions for short-term tax-exempt financing. The average rate of interest charged in 1996 was 3.5% and 4.3% in 1995.

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

          Net pension cost includes the following components:
          ======================================================================
          (In thousands)                               1996      1995      1994
          ======================================================================
          Service cost                              $   355   $   349   $   414
          Interest cost on projected benefit
            obligation                                  852       825       787
          Actual return on plan assets               (1,576)   (2,216)      162
          Net amortization and deferral                 532     1,357    (1,091)
          ----------------------------------------------------------------------
          Net periodic pension cost                 $   163   $   315   $   272
          ======================================================================

          The table below reflects the funded status of the pension plans at December 31:

          (In thousands)                                        1996       1995
          ======================================================================
          Actuarial present value of accumulated
            benefit obligation:
          Vested benefits                                   $ (9,790)  $ (9,595)
          Nonvested benefits                                    (448)      (522)
          ----------------------------------------------------------------------
                                                            $(10,238)  $(10,117)
          ----------------------------------------------------------------------
          Actuarial present value of projected
            benefit obligation for service
            rendered to date                                $(12,255)  $(12,453)
          Plan assets at fair value                           12,956     11,794
          ----------------------------------------------------------------------
          Projected benefit obligation less
            than (in excess of) plan assets                      701       (659)
          Unrecognized net (gain) loss from
            past experience different from that
            assumed and effects of changes in
            assumptions                                       (1,148)       148
          Prior service cost not yet recognized
            in net periodic pension cost                         234        262
          Unrecognized net obligation at
            January 1, 1986 being recognized
            over 15 years                                          5          5
          Loss due to currency fluctuations                       26         25
          ----------------------------------------------------------------------
          Accrued pension cost                              $   (182)  $   (219)
          ======================================================================

          The assumptions used in determining
            the present value of the projected
            benefit obligation were as follows:                  1996      1995
          ======================================================================
          Weighted average discount rate                         7.5%      7.25%
          Future compensation growth rate                        5.0%       5.0%
          Expected long-term rate of return on
            plan assets                                         9.25%      9.25%
          ======================================================================

          The plan assets primarily consist of equity mutual funds, fixed income funds and a guaranteed investment contract fund.

          The Company also maintains a defined contribution profit sharing plan for salaried and certain hourly employees. Contributions to the profit sharing plan charged to earnings amounted to $3,700,000, $3,400,000 and $1,400,000 in 1996, 1995 and 1994, respectively.

          The Company also has an employee savings plan. The Company matches 50% of each employee's contribution up to a maximum of 6% of the employee's earnings. The Company's matching contributions to the savings plan were $940,000, $1,001,000 and $1,054,000 in 1996, 1995 and 1994, respectively.

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

          The following table provides information on the status of the plan at December 31:
          ======================================================================
          (In thousands)                                      1996       1995
          ======================================================================
          Accumulated postretirement benefit obligation:
            Retirees                                      $ (2,836)  $ (3,421)
            Fully eligible active participants              (1,445)    (2,253)
            Other active participants                       (2,826)    (5,219)
          ----------------------------------------------------------------------
                                                            (7,107)   (10,893)
            Unrecognized net gain                           (5,010)    (1,944)
            Unrecognized prior service                      (1,014)      --
          ----------------------------------------------------------------------

          Accrued postretirement benefit obligation       $(13,131)  $(12,837)
          ======================================================================

          Net postretirement benefit cost consisted
             of the following components:
          ======================================================================
          (In thousands)                             1996        1995       1994
          ======================================================================
            Service costbenefits earned during
              the year                             $  350     $   553   $    876
            Interest cost on accumulated
              postretirement benefit obligation       482         686        819
            Net amortization and deferral            (389)       (176)      --
          ----------------------------------------------------------------------
          Net postretirement benefit cost          $  443     $ 1,063   $  1,695
          ======================================================================

          The accumulated postretirement benefit obligation has been determined by application of the provisions of the Company's medical plans including established maximums and sharing of costs, relevant actuarial assumptions and health-care cost trend rates projected at 7% in 1997, and ranging to 5.4% for years 1999 and beyond. The effect of a 1% increase in the assumed cost trend rate would increase the accumulated postretirement benefit obligation by approximately $768,000 and increase the net periodic postretirement benefit cost for 1996 by $108,000. The assumed discount rate used in determining the accumulated postretirement benefit obligation was 7.5% in 1996 and 7.25% in 1995. During 1996, the Company changed the eligibility requirements of the plan and established a maximum annual benefit based on years of service for those over 65 years of age.

     10. income taxes

          The components of income before taxes are as follows:
          (In thousands)                            1996       1995       1994
          ======================================================================
          Domestic                              $ 30,353   $ 16,295   $ 11,321
          Foreign                                  2,818         (3)    (1,589)
          ----------------------------------------------------------------------
          Total                                 $ 33,171   $ 16,292   $  9,732
          ======================================================================

          The following table summarizes the provision for U.S. federal, state and foreign income taxes:
          (In thousands)                            1996       1995       1994
          ======================================================================
          Current:
            U.S. federal                        $  9,383   $  4,831   $  5,793
            State                                  1,971      1,148      1,034
            Foreign                                  861        359        102
          ----------------------------------------------------------------------
                                                $ 12,215   $  6,338   $  6,929
          ======================================================================
          Deferred:
            U.S. federal                        $   (240)  $   (136)  $ (3,069)
            State                                    (30)       (92)      (327)
            Foreign                                   (2)        30         82
          ----------------------------------------------------------------------
                                                $   (272)  $   (198)  $ (3,314)
          ----------------------------------------------------------------------
          Total provision                       $ 11,943   $  6,140   $  3,615
          ======================================================================

          Deferred tax liabilities/(assets) consist
             of the following at December 31:
          (In thousands)                                       1996       1995
          ======================================================================
          Current deferred tax assets:
            Marketing expenses, principally coupons        $ (8,951)  $ (8,703)
            Reserves and other liabilities                   (1,635)    (2,002)
            Uniform capitalization of expenses                  151        226
            Accounts receivable                              (1,049)      (942)
            Other                                              (478)      (283)
          ----------------------------------------------------------------------
            Total current deferred tax assets               (11,962)   (11,704)
          ----------------------------------------------------------------------
          Noncurrent deferred tax liabilities/(assets):
            Nonpension postretirement and postemployment
              benefits                                       (5,550)    (5,431)
            Capitalization of items expensed                 (1,856)    (1,400)
            Loss carryforward                                  (440)    (1,009)
            Valuation allowance                                 440      1,009
            Depreciation and amortization                    26,224     24,784
            Investment in purchased tax credits                 842      1,185
            Provision on foreign subsidiaries'
              unremitted earnings                               345        421
            Other                                              --           14
          ----------------------------------------------------------------------
            Net noncurrent deferred tax liabilities          20,005     19,573
          ----------------------------------------------------------------------
          Net deferred tax liability                       $  8,043   $  7,869
          ======================================================================

          The difference between tax expense and the "expected" tax which would result from the use of the federal statutory rate is as follows:

          (In thousands)                               1996      1995      1994
          ======================================================================
          Statutory rate                                 35%       35%       35%
          Tax which would result from use of the
            federal statutory rate                 $ 11,610   $ 5,702   $ 3,406
          ----------------------------------------------------------------------
          Depletion                                    (481)     (403)     (415)
          Research & development credit                --        (450)     (700)
          State and local income tax, net of
            federal effect                              662       686       460
          Varying tax rates of foreign affiliates       (34)       19        12
          Non-recognition of foreign affiliate loss     133       387       718
          Recognition of foreign affiliate loss
            carryforward                               (253)     --        --
          Other                                         306       199       134
          ----------------------------------------------------------------------
                                                        333       438       209
          ----------------------------------------------------------------------
          Recorded tax expense                     $ 11,943   $ 6,140   $ 3,615
          ----------------------------------------------------------------------
          Effective tax rate                           36.0%     37.7%     37.1%
          ======================================================================

     11. stock option plans

          The Company has options outstanding under three plans. Under the 1983 Stock Option Plan and the 1994 Incentive Stock Option Plan, the Company may grant options to key management employees. The Stock Option Plan for Directors authorizes the granting of options to non-employee directors. Options outstanding under the plans are issued at market value, are exercisable on the third anniversary of the date of grant, and must be exercised within ten years of the date of grant. A grant total of 5,750,000 shares of the Company's common stock are authorized for issuance for the exercise of stock options.

          Stock option transactions for the three
          years ended December 31, 1996 were      Number of     Weighted Avg.
          as follows:                               Shares     Exercise Price
          ======================================================================
          Outstanding at January 1, 1994          1,205,883      $  21.39
          Grants                                    970,900         19.75
          Exercised                                  73,835         10.12
          Cancelled                                 165,600         23.64
          ----------------------------------------------------------------------
          Outstanding at December 31, 1994        1,937,348         20.89
          Grants                                    103,700         17.69
          Exercised                                 110,016         12.64
          Cancelled                                 335,000         22.53
          ----------------------------------------------------------------------
          Outstanding at December 31, 1995        1,596,032         20.90
          Grants                                    846,150         21.15
          Exercised                                  58,500         15.29
          Cancelled                                  99,000         22.73
          ----------------------------------------------------------------------
          Outstanding at December 31, 1996        2,284,682         21.06

          At December 31, 1996, 1995 and 1994, 711,532 shares, 658,232 shares and 650,848 shares were exercisable.

          The table below summarizes information relating to options outstanding and exercisable at December 31, 1996.

                    Options Outstanding                     Options Exercisable
   ======================================================  =====================
                               Weighted                                Weighted
                               Average     Weighted Avg.                Average
   Exercise         Options    Exercise     Remaining        Options    Exercise
   Prices         Outstanding    Price   Contractual Life  Exercisable   Price
   ======================================================  =====================
   $13.00-$15.00    178,200    $13.65       1.6 years        178,200     $13.65
   $15.01-$20.00    586,332     17.49       6.9              152,632      17.96
   $20.01-$25.00  1,260,550     21.85       8.7              121,100      25.16
   $25.01-$30.00    121,900     28.38       3.6              121,900      28.38
   $30.01-$32.25    137,700     32.11       6.4              137,700      32.11

   The fair value of options granted in 1996 and 1995 is $4,706,000 and $526,000, respectively, and the weighted average fair value per share of options granted in 1996 and 1995 is $5.56 and $5.07, respectively.

   The fair value of options granted in 1996 and 1995 is estimated on the date the options are granted based on the Black Scholes option-pricing model with the following weighted-average assumptions:

                                    1996         1995
   --======================================================
   Risk-free interest rate          6.3%         6.6%
   Expected life                    6.0 years    5.0 years
   Expected volatility             22.7%        27.0%
   Dividend yield                   2.1%         2.0%

          The Company accounts for costs of stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," rather than the fair value-based method in Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation." No compensation cost has been recognized for the Company's stock option plans. Had compensation cost been determined based on the fair values of the stock options at the date of grant in accordance with SFAS 123, the Company would have recognized additional compensation expense, net of taxes, of $488,000 and $56,000 for 1996 and 1995, respectively. The Company's pro forma net income and pro forma net income per share for 1996 and 1995 would have been as follows:

                                                  1996         1995
          =========================================================
          Net Income (Dollars In thousands):
          =========================================================
          As reported                          $21,228      $10,152
          Pro forma                             20,740       10,096

          Net Income per Share:
          =========================================================
          As reported                          $  1.09      $  0.52
          Pro forma                            $  1.06      $  0.52

          Since compensation expense associated with option grants is recognized over the vesting period, the initial impact of applying SFAS No. 123 on pro forma disclosure is not representative of the potential impact on pro forma net income for future years, when the effect of the recognition of a portion of compensation expense from multiple awards would be reflected.

     12. restructuring charges

          In 1995, 1994 and 1993, the Company recorded pre-tax restructuring charges of $4.0, $6.9 and $2.9 million, respectively, in connection with cost reduction programs and the write-off of assets related to discontinued products, plant consolidations and the planned expansion of the Princeton, N.J., headquarters facility.

          The outstanding reserve balance included in accounts payable and accrued expenses at December 31, 1995 was $3.6 million and not significant at December 31, 1996.

     13. due from officers

          In accordance with a long-term compensation plan approved by the Board of Directors, the Company sold shares of its common stock to senior officers totaling 70,000 shares and 60,000 shares in 1994 and 1993, respectively. The selling price was $22.63 and $32.25 per share, respectively, and in each case represented the market price on the date of the sale. These transactions, amounting to $3,520,000, were financed through loans to the individuals by financial institutions, and had been guaranteed by the Company. During 1995, the Company paid the financial institutions and lent the outstanding balance of $2,744,000 direct to the officers. Subsequent to this transaction, the Board of Directors and Management approved a repurchase plan whereby 60,000 shares were purchased from the officers at fair market value on October 2, 1995. The proceeds, along with a forgiveness of loans by the Company in an amount equal to the excess of the original cost over the fair value, reduced the outstanding notes receivable balance to $960,000, which is presented in the stockholders' equity section of the December 31, 1995 balance sheet. The Company further agreed to indemnify each participant on an after-tax basis for the income tax impact of the loan forgiveness. A pre-tax charge of $662,000 was included in the Company's 1995 Statement of Income which represented the difference between the officers' cost and the market value of the stock, and the income tax indemnification at the date of the repurchase plan. As part of the repurchase, the officers were to pay off their remaining debt to the Company. The terms of one note for $549,000 include a balloon payment due in four years with interest imputed at 6%. The remaining loans at December 31, 1995 for $411,000 had interest imputed at a rate of 6% and were paid in full in early 1996. For those officers who borrowed funds to pay off the loans, the Company guaranteed the loans, but the Company would no longer be responsible for paying the interest costs. Furthermore, as part of this transaction, the officers agreed to the cancellation of their Employment Severance Agreements with the Company.

     14. common stock voting rights
          and rights agreement

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

     15. commitments
          and contingencies

          a. Rent expense amounted to $3,956,000 in 1996, $4,107,000 in 1995 and
          $4,009,000 in 1994. The Company is obligated for minimum annual rentals under non-cancellable long-term operating leases as follows:

          (In thousands)
          ============================================================
                                                      1997     $ 3,066
                                                      1998       2,491
                                                      1999       2,077
                                                      2000       1,945
                                                      2001       1,842
                                                Thereafter       1,208
          ------------------------------------------------------------
          Total future minimum lease commitments               $12,629
          ============================================================

          b. In December 1981, the Company formed a partnership with a supplier of raw materials which mines and processes sodium mineral deposits owned by each of the two companies in Wyoming. The partnership supplies the Company with the majority of its sodium raw material requirements. This agreement terminates upon two years' written notice by either company.

     16. unaudited quarterly
          financial information

          (In thousands, except for per share data)
          =====================================================================================
                                            First      Second     Third     Fourth     Full
                                           Quarter     Quarter   Quarter    Quarter     Year
          =====================================================================================
          1996
          Net sales                       $ 121,548   $134,627  $ 137,090  $134,506   $527,771
          Gross profit                       51,762     57,731     58,886    53,345    221,724
          Income from operations              4,730      8,484      7,030     7,019     27,263
          Equity in joint venture income      1,272      1,310      1,061     1,497      5,140
          Net income                          3,848      6,131      5,198     6,051     21,228
          Net income per share            $     .20   $    .31  $     .27  $    .31   $   1.09
          ------------------------------------------------------------------------------------
          1995
          Net sales                       $ 117,963   $128,980  $ 120,509  $118,307   $485,759
          Gross profit                       49,270     53,727     49,235    43,793    196,025
          Income/(loss) from operations        (250)     6,725      1,418       476      8,369
          Equity in joint venture income      2,429      2,253      1,116     1,591      7,389
          Net income                          1,143      5,642      1,566     1,801     10,152
          Net income per share            $     .06   $    .29  $     .08  $    .09   $    .52
          ------------------------------------------------------------------------------------
          1994
          Net Sales                       $ 111,511   $130,656  $ 132,581  $116,300   $491,048
          Gross Profit                       47,320     57,798     60,123    44,536    209,777
          Income/(loss) from operations       1,778      8,405     (2,642)   (6,067)     1,474
          Equity in joint venture income      1,621      2,194      2,041     2,018      7,874
          Net income/(loss)                   2,419      6,388       (259)   (2,431)     6,117
          Net income/(loss) per share     $     .12   $    .32  $    (.01) $   (.12)  $    .31
          =====================================================================================

independent auditors' report

          To the Stockholders and Board of Directors of Church & Dwight Co., Inc.
          Princeton, NJ

          We have audited the accompanying consolidated balance sheets of Church & Dwight Co., Inc., and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

          In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Church & Dwight Co., Inc. and subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.



          /s/ Deloitte & Touche LLP

          Deloitte & Touche LLP
          Parsippany, NJ
          January 22, 1997

          Cautionary Note On Forward-looking Statements

          This Annual Report includes forward-looking statements, many of which depend on factors outside the Company's control, such as economic conditions, market demand and industry capacity, competitive products and pricing, raw material costs and other matters. Future performance may be affected by changes in one or more of these factors.


CHURCH & DWIGHT CO., INC.

Founded in 1846, Church & Dwight Co., Inc. is the world's leading producer of sodium bicarbonate, popularly known as baking soda, a natural product which cleans, deodorizes, leavens and buffers. The Company specializes in developing uses for sodium bicarbonate and related products which are packaged and sold, primarily under the ARM & HAMMER(R) trademark, through grocery stores, drugstores, and mass merchandisers, and to industrial customers and distributors.



          financial highlights
                    (in millions, except for per share data)

                                                1996        1995
                    --------------------------------------------
                    Sales                    $ 527.8     $ 485.8
                    --------------------------------------------
                    Income from operations   $  27.3     $   8.4
                    --------------------------------------------
                    Net income               $  21.2     $  10.2
                    --------------------------------------------
                    Net income per share     $  1.09     $  0.52
                    --------------------------------------------
                    Dividends per share      $  0.44     $  0.44
                    --------------------------------------------

Directors

Cyril C. Baldwin, Jr.
Chairman of the Board
Cambrex Corporation
Director since 1983

William R. Becklean
Senior Vice President
Tucker Anthony, Inc.
Director since 1980

Robert H. Beeby
Retired President and
Chief Executive Officer
Frito-Lay, Inc.
Director since 1992

Robert A. Davies, III
President and
Chief Executive Officer
Church & Dwight Co., Inc.
Director since 1995

Rosina B. Dixon, M.D.
Physician and Consultant
Director since 1979

J. Richard Leaman, Jr.
Retired President and
Chief Executive Officer
S. D. Warren Company
Director since 1985

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

Raymond L. Bendure, Ph.D.
Vice President
Research & Development

Mark A. Bilawsky
Vice President,
General Counsel and Secretary

Mark G. Conish
Vice President
Manufacturing and Distribution

Zvi Eiref
Vice President Finance and
Chief Financial Officer

Dennis M. Moore
Vice President
Corporate Business Development

Leo T. Belill
Vice President
Specialty Products Division

James P. Crilly
Senior Vice President
Arm & Hammer Division

Alfred H. Falter
Vice President
Corporate Purchasing

W. Patrick Fiedler
Vice President Marketing
Specialty Products Division

Gary P. Halker
Vice President, Controller and
Chief Information Officer

Henry Kornhauser
Vice President Advertising

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

Joyce F. Srednicki
Vice President Marketing
Household Products
Arm & Hammer Division


Investor Information

Corporate Headquarters
Church & Dwight Co., Inc.
469 North Harrison Street
Princeton, NJ 08543-5297
(609) 683-5900

Independent Auditors
Deloitte & Touche LLP
2 Hilton Court
Parsippany, NJ 07054

Transfer Agent and Registrar
ChaseMellon
Shareholder Services LLC
85 Challenger Road
Ridgefield Park, NJ 07660

The Annual Meeting of
Stockholders will be held at:
11:00 a.m. Thursday, May 8, 1997
The Asia Society
725 Park Avenue
New York City

Stock Listing
Church & Dwight Co., Inc. shares
are listed on the
New York Stock Exchange.
The symbol is CHD.


10-K Report
Stockholders may obtain a copy of
the Company's Form 10-K Annual
Report to the Securities and
Exchange Commission, for the year
ended December 31, 1996, by
writing to the Vice President
Finance at Corporate
Headquarters.


Quarterly Reports
Church & Dwight Co., Inc. mails
quarterly reports to stockholders
of record and to other persons
who request copies. If your
shares are not registered in your
name but are held at a broker,
bank or other intermediary, you
can receive quarterly reports if
you send a written request and
provide your name and address to:
Church & Dwight Co., Inc. c/o
ChaseMellon Shareholder Services
LLC P.O. Box 3316 South
Hackensack, NJ 07606


Stockholder Inquiries
Communications concerning
stockholder records, stock
transfer, changes of ownership,
account consolidations, dividends
and change of address should be
directed to: Church & Dwight Co.,
Inc. c/o ChaseMellon Shareholder
Services LLC P.O. Box 3315 South
Hackensack, NJ 07606
1-800-851-9677


Dividend Reinvestment Plan
Church & Dwight Co., Inc. offers
an automatic Dividend
Reinvestment Plan for our Common
Stockholders. The Plan provides a
convenient and economical method
for stockholders of record to
reinvest their dividends
automatically or make optional
cash payments toward the purchase
of additional shares without
paying brokerage commissions or
bank service charges. For
details, contact: Church & Dwight
Co., Inc. Dividend Reinvestment
Plan c/o ChaseMellon Shareholder
Services LLC P.O. Box 750
Pittsburgh, PA 15230
1-800-851-9677

On the Internet
Church & Dwight financial
news releases are accessible at
http://www.businesswire.com

Church & Dwight Co., Inc. is an
equal opportunity employer. The
Company conducts its business
without regard to race, color,
age, religion, sex, national
origin or handicap.

(R)Church & Dwight Co., Inc. 1997

[LOGO]


LOGO AND PHOTO OF ARM & HAMMER


                                                                       1846-1996

        150th Anniversary