Form 10-K, Exhibit 13
period 1997-12-31
CHURCH & DWIGHT CO INC /DE/
filed 1998-03-31
CIK 313927

CHURCH & DWIGHT CO., INC.                                     1997 ANNUAL REPORT





CHURCH & DWIGHT CO., INC.(R)                                  Annual Report 1997

CHURCH & DWIGHT CO., INC.(R)                                  1997 ANNUAL REPORT


    CHURCH & DWIGHT CO., INC.(R)
    469 NORTH HARRISON STREET
    PRINCETON, NJ  08543-5297

Founded in 1846, Church & Dwight Co., Inc. is the world's leading producer of sodium bicarbonate, popularly known as baking soda, a natural product which cleans, deodorizes, leavens and buffers. The Company specializes in developing uses for sodium bicarbonate and related products which are packaged and sold, primarily under the ARM & HAMMER(R) trademark, through grocery stores, drugstores and mass merchandisers, and to industrial customers and distributors.


financial highlights (in millions, except for per share data)

                                                               1997        1996
--------------------------------------------------------------------------------
Sales                                                        $ 574.9     $ 527.8
--------------------------------------------------------------------------------
Income from operations                                       $  30.6     $  27.3
--------------------------------------------------------------------------------
Net income                                                   $  24.5     $  21.2
--------------------------------------------------------------------------------
Net income per share - basic                                 $  1.26     $  1.09
--------------------------------------------------------------------------------
Net income per share - diluted                               $  1.23     $  1.08
--------------------------------------------------------------------------------
Dividends per share                                          $  0.46     $  0.44
--------------------------------------------------------------------------------

Dear Fellow Stockholder:

                                    [PHOTO OMITTED]

                    Dwight C. Minton       R. A. Davies, III
                    Chairman of the Board  President and Chief Executive Officer

WE ARE PLEASED TO REPORT THAT THE COMPANY MET ITS FINANCIAL GOALS FOR SOLID SALES AND EARNINGS GAINS IN 1997. EQUALLY IMPORTANT WAS OUR LAUNCH OF A NUMBER OF BUSINESS INITIATIVES WHICH SET THE STAGE FOR FUTURE GROWTH. OF PARTICULAR SIGNIFICANCE IS THE 11.7 PERCENT SALES IMPROVEMENT IN SECOND HALF 1997, A PACE WE EXPECT TO MAINTAIN OR EXCEED IN 1998. COMING OFF THIS STRONG GROWTH RATE, WE HAVE BOTH THE ENERGY AND THE MOMENTUM TO BUILD SUBSTANTIAL VALUE FOR OUR STOCKHOLDERS.

FOR THE FULL YEAR, NET INCOME ADVANCED 15 PERCENT TO $24.5 MILLION, EQUIVALENT TO BASIC EARNINGS OF $1.26 PER SHARE, COMPARED TO $21.2 MILLION, OR $1.09 PER SHARE A YEAR AGO. DILUTED EARNINGS WERE $1.23 PER SHARE VERSUS $1.08 IN THE PRIOR YEAR. BASIC AND DILUTED EARNINGS ARE REPORTED UNDER THE NEW ACCOUNTING RULES EFFECTIVE YEAR-END 1997. SALES ROSE 8.9 PERCENT TO $574.9 MILLION, UP FROM $527.8 MILLION IN THE PREVIOUS YEAR.

IN JULY, WE RAISED OUR QUARTERLY DIVIDEND BY 9 PERCENT TO 12 CENTS A SHARE, THE FIRST INCREASE SINCE 1993.

      FINANCIAL OBJECTIVES In our 1996 Annual Report, I described two key financial objectives which we believe will produce excellent rewards for shareholders: first, to achieve annual sales gains in the high single- or low double-digit range; second, to raise our operating margin to a 10 percent level. Because most of our long-term growth has been internal rather than by acquisitions, the Company is relatively efficient in its use of capital. This advantage, together with the combination of the growth and margin goals, will result in a return on operating capital of well over 15 percent, a figure equal to or exceeding that of most of our leading competitors.

      SALES GROWTH As to sales, we are clearly on-track, with an 8.9 percent growth rate for the full year. About a quarter of this amount came from acquired products, and the balance from a combination of one new product launch and growth in existing products. In mid-1997, we announced four major initiatives for future growth which will be discussed in depth later in this report:

> $10 million acquisition of a 40 percent interest in QGN/Carbonor, Brazil's largest sodium bicarbonate and only barium bicarbonate producer, in June.

> $31 million acquisition of BRILLO(R) and four other household cleaning brands from The Dial Corporation, in August.

> National launch of ARM & HAMMER SUPER SCOOPTM, The Baking Soda Clumping Litter, in August.

> National launch of ARM & HAMMER DENTAL CARETM, The Baking Soda Gum, in October, with product shipments commencing in early 1998.

      Supplementing new products and acquisitions, we are exploring additional avenues of expansion. In mid-1997, we began a program to license the ARM & HAMMER trademark for use by related products or product lines which could benefit from association with our trademark. We are also interested in entering into strategic alliances with companies with which we could jointly engage in product development and marketing. To date, we have not announced any specific product license or strategic alliance, but we hope to form such relationships later this year.

      Financial Objectives

      MARGINS As to margins, our 1997 operating margin level of 6.3 percent, adjusted for the Armand Products joint venture income, was well below our 10 percent objective and only slightly higher than the reported margin for the previous year. Underlying this small gain was a significant margin improvement in our existing businesses, offset by a substantial increase in investment spending. The unusually high spending level in 1997 included expenditures of $14.5 million in new product launch and test market activity and $4.5 million for new information systems. Had we not made these investments, our operating margin at year-end would have been approximately 10 percent, compared to 7 percent in 1996 and 5 percent in 1995. The fact remains, however, that our current margins are inadequate and need to be improved. To this end, we are working on the following key initiatives to help us reach the margin goal over a two-year period:

> In Second Quarter 1997, we completed the rollout of an improved and higher-margin reformulation of our laundry detergent powder, which appreciably strengthened sales. Following the same strategy, in early 1998 we will introduce an improved and higher-margin reformulation of our laundry detergent liquid.

> Mid-1997, we began a $10 million overhaul of our information systems with the installation of a new software package which provides greater capabilities for sales forecasting, inventory management and truckload planning. During 1998, we will implement the next phase of this strategy with the installation of an enterprise package with order processing, accounting, purchasing and production planning capabilities. As we gain experience with this new software, we expect to see significant efficiencies, particularly in manufacturing and distribution.

> In Third Quarter 1997, we started the modernization of our Green River, Wyoming, sodium bicarbonate plant, a $7.3 million project. The new equipment, to be installed over a two-year period, uses our latest technology, and will reduce costs, enhance environmental compliance, and widen the range of specialty grades available.

> In January 1998, we moved our advertising function in-house from an outside operation, a decision which will broaden our access to creative resources in a cost-efficient manner.

VITAL ASSETS Helping us to implement both sets of initiatives is a wealth of vital assets. Our famous ARM & HAMMER trademark enjoys a 150-year heritage of quality and reliability. Today, 94 percent of U.S. consumers are familiar with the logo, which inspires instant trust and credibility, and approximately 50 percent of them purchase at least one ARM & HAMMER product annually, either as a food ingredient, a household product or for personal care.

Equally outstanding are the many properties of the Company's flagship product. ARM & HAMMER Baking Soda (sodium bicarbonate) is basically a simple molecule, NaHCO3, which is safe and widely found in nature, and is present in living cells where it is essential to maintaining pH in the body. It is an alkali and reacts with acids to form neutral salts and water. This one product is at the same time a neutralizer, a leavener, a cleaner, a deodorizer, an antimicrobial, and good for the environment.

From this core product, Church & Dwight has built worldwide leadership in sodium bicarbonate and carbonate technology which includes related products in a unique breadth of applications, ranging from dental care and personal hygiene to household and industrial cleaning, space deodorization, animal nutrition, laundry and surface cleaning and environmental uses. This year the Company invested more than $15 million in R & D, much of it in exploring new technologies far beyond the confines of baking soda. Innovative products marketed in recent years include ARM & HAMMER DENTAL CARE(R) toothpastes, which pioneered the 30 percent baking soda segment of the toothpaste category; ARM & HAMMER Deodorant Anti-Perspirants, the first controlled-release baking soda deodorant products; ARM & HAMMER Rumen Buffers and Bypass Fats, a breakthrough in animal nutrition for dairy cattle; and in the industrial business, the unique carbonate-based ARMAKLEEN(R) line of safe and effective aqueous cleaning products.

THE ORGANIZATION Church & Dwight Co., Inc. also benefits from its comparatively small size which helps a highly motivated and creative organization maintain an entrepreneurial management style, facilitating fast decisions and rapid implementation. We are fortunate in having a strong corps of talented and dedicated employees, at all levels throughout the Company, who have contributed in a major way to the success of the various businesses.

In rewarding employees, our philosophy is to increase the amount of variable versus fixed pay. For example, Church & Dwight vice presidents expect to receive well over half of their compensation in the form of variable pay based on the Company's performance, specifically annual bonuses and long-term stock options. Early in 1998, we took another step in this direction by making a special option award to 31 executives and key managers who either have recently joined the Company, or for some reason did not have an adequate position in the option plan. We believe these special awards, which vest at various prices ranging from $36 to $50 a share, align management's interests even more closely with those of the stockholders. In addition, we took further steps to tie our annual bonus awards to absolute results versus our major competitors. In other words, employees can only receive outstanding bonuses if the Company out-performs the competition in terms of growth and profitability.

                                                                         Outlook


During the year, we added two executives to our Elected Officers Management
Team: Eugene F. Wilcauskas joined Church & Dwight as President and Chief Operating Officer of the Specialty Products Division on April 1, 1997. From his career start with Monsanto Company, he moved to Dart & Kraft, and more recently was President of Akzo Nobel Inc. James P. Crilly was promoted to the elective office of Senior Vice President Arm & Hammer Division effective February 28, 1997. He had previously served the Company as Vice President Sales from 1980 to 1984 when he left to join California Home Brands, Inc. He returned to Church & Dwight in February 1995 as Vice President Sales, where he has played a key role in reinvigorating the sales of our consumer brands.

OUTLOOK The natural role for a company our size is to create value by growing the business rapidly, even though from time to time this may involve the short-term sacrifice of operating margin. In 1998, our growth will be led by our two Consumer Product launches of ARM & HAMMER SUPER SCOOP Clumping Litter and ARM & HAMMER DENTAL CARE Gum, together with a full year of BRILLO sales and further development of our Specialty Cleaning businesses. We also expect to see continued growth in our existing businesses, particularly laundry detergents and deodorant anti-perspirants. Given these excellent opportunities, our objective is to achieve a double-digit growth rate in 1998.

Our second major objective is to improve margins. Earlier in this letter, I described several important initiatives designed to improve the Company's cost structure. The high level of investment spending required for the two new product launches, and increased marketing support in defense of our toothpaste franchise, will affect our operating margin particularly in First Half 1998. Nevertheless, as our various initiatives take effect, we do expect to see some improvement in margins before year-end.

While quarterly results will fluctuate, we remain optimistic that for the full year, the combination of higher sales and some margin improvement will lead to a solid gain in earnings.

Sincerely,


/s/ R. A. Davies, III

R. A. Davies, III
President and Chief Executive Officer
January 21, 1998


      Elected Officers Management Team: (left to right)
 James P. Crilly, Mark A. Bilawsky, Raymond L. Bendure,
Eugene F. Wilcauskas, Robert A. Davies, III, Zvi Eiref,
                        Mark G. Conish, Dennis M. Moore

      Consumer Products

      BAKING SODA-BASED HOUSEHOLD PRODUCTS

      Over half of our consumer business consists of high performance baking soda-based products marketed in two major categories, household products and personal care.

OUR STRATEGY, APPLICABLE TO BOTH HOUSEHOLD PRODUCTS AND PERSONAL
CARE PRODUCTS:

      ... TO GROW RAPIDLY BY CREATING A SERIES OF UNIQUE, HIGH-VALUE, SERIOUS ARM & HAMMER BRANDS THAT TAKE ROOT FROM ARM & HAMMER BAKING SODA, OR FROM EACH OTHER. IN SO DOING, TO CLEARLY ESTABLISH OURSELVES AS THE BAKING SODA EXPERTS, COMPETENTLY CREATING AND LEADING THE BAKING SODA SEGMENTS OF THE CATEGORIES WE ENTER.

      The most recent household product is ARM & HAMMER SUPER SCOOP, The Baking Soda Clumping Litter, launched in Third Quarter 1997. Developed to compete in the fast-growing $350 million clumping segment of the cat litter market, the product uses today's most advanced clumping technology to address the primary consumer need of odor control. The baking soda eliminates the odors on contact, including odors caused by germs; the superior clumping action is fast and hard, enabling easy removal without crumbling.

      SUPER SCOOP is available in a Fresh Clean Scent or Unscented, in 7-pound and 14-pound sizes. Consumer promotion began in late November with high-impact color inserts and coupon offers in major market newspaper supplements nationwide, followed in First Quarter 1998 by television commercials demonstrating product superiority versus ordinary clumping litters, along with consumer testimony to product performance. Heavy promotional support will continue throughout the year.

      A predecessor to ARM & HAMMER SUPER SCOOP, which continues to do well in its special niche market, is ARM & HAMMER Cat Litter Deodorizer, introduced in 1992 as a baking-soda based product to destroy odors naturally when added to ordinary cat litter.

      Our flagship product, ARM & HAMMER Baking Soda, is well-known for its many household and personal care uses. We have underway several initiatives for cleaning and deodorizing applications, one or more of which will be introduced late in 1998.

      ARM & HAMMER Carpet & Room Deodorizer regained its leadership position in foodstores in the Third Quarter, following an advertising and promotion campaign focused on pet owners. We will continue targeting this market, as well as veterinarians, throughout the year. Soon to appear on the shelves is a new closure device, a package improvement which not only locks in the scent but also allows the consumer to sample the fragrance at retail without spoilage.

                                                              Household Products

      Consumer Products

      BAKING SODA-BASED PERSONAL CARE PRODUCTS

      ARM & HAMMER DENTAL CARE toothpastes performed satisfactorily over the year in the face of intensive competition in the category. Two line extensions, introduced late in 1996, did exceptionally well: ARM & HAMMER DENTAL CARE Extra Whitening offers baking soda's natural whitening ability which is clinically proven to whiten teeth in two weeks; and ARM & HAMMER DENTAL CARE Smooth Spearmint which is flavor-striped to deliver baking soda benefits with a refreshing mint taste. In Third Quarter 1997, ARM & HAMMER DENTAL CARE gels were reformulated to deliver improved taste, texture and the breath-freshening benefit demanded by younger consumers. The PEROXICARE(R) brand was also restaged with a new stripe formulation that broadens appeal and better communicates its content of both peroxide and baking soda.

      The toothpaste category has become more and more competitive, and 1998 is expected to be a record year for heavily supported new product introductions. Spending for ARM & HAMMER DENTAL CARE dentifrices will be significantly increased in 1998 as we implement aggressive marketing strategies in defense of our franchise.

      The newest addition to the line is ARM & HAMMER DENTAL CARE, The Baking Soda Gum, a premium-priced, technically superior baking soda-based oral care product. After year-long test market research, the national launch to the trade began in late 1997 followed by shipments to retail outlets in early 1998.

      ARM & HAMMER DENTAL CARE Gum pioneers a new category shelved in the dentifrice aisle of the store as a companion product to ARM & HAMMER DENTAL CARE toothpastes. The new product reinforces oral care by cleaning teeth when you can't brush, and has been clinically proven to reduce plaque by 25 percent after four weeks of daily chewing. Three fresh-tasting sugar-free flavors of cinnamon, spearmint and peppermint are available in 12- or 36-pellet packages. The integrated marketing program began with dental professional detailing in First Quarter 1998, to be followed in the Second Quarter by national television advertising and promotional programs.

      Our deodorant anti-perspirant business enjoyed a good year, with ARM & HAMMER the fastest growing brand in the category. Central to this success is the product claim that ARM & HAMMER Deodorant Anti-Perspirant with Baking Soda absorbs and eliminates odor instead of just covering it up. The national launch of ARM & HAMMER Aerosol Deodorant Anti-Perspirant in Third Quarter 1997 completes a full product line of aerosols, oval sticks, wide sticks and roll-ons in the $1.5 billion category.

                                                          Personal Care Products

      Consumer Products

      LAUNDRY AND HOUSEHOLD CLEANING PRODUCTS

OUR STRATEGY:

      ... TO ESTABLISH CHURCH & DWIGHT AS A MAJOR FACTOR IN THE $7 BILLION HOUSEHOLD PRODUCTS BUSINESS, PRIMARILY USING OUR FAMOUS TRADEMARK TO MARKET MIDDLE-PRICED BRANDS ACCEPTABLE TO THE GREAT MAJORITY OF AMERICAN CONSUMERS.

      ... TO ADD TO THIS, VIA ACQUISITION, OTHER STRONG BRAND EQUITIES CAPABLE OF DELIVERING THE SAME OBJECTIVES.

      ARM & HAMMER Powder Laundry Detergent had an exceptionally good year, with volumes in record territory and well ahead of 1996 sales, moving us up to the 3 position on a washload basis in food stores nationwide. We are very satisfied with the brand's growth, as well as with improvements in its profitability.

      We are also pleased with the performance of ARM & HAMMER Liquid Laundry Detergent, which strongly outpaced the category. Early in 1998, we will be reformulating the brand and making significant process and packaging changes.

      In late August, we closed our transaction with The Dial Corporation to acquire a group of five household cleaning brands for a purchase price of approximately $31 million. The acquired brands, along with a manufacturing plant located in London, Ohio, are running at an annual sales level of approximately $40 million, have been fully integrated into the Church & Dwight business, and are expected to be profitable in 1998.

      The best known is BRILLO Steel Wool Soap Pads, designed to clean aluminum pots and pans and first marketed in 1917. BRILLO Soap Pads, including the steel wool, are manufactured at the London, Ohio, plant along with a companion product, BRILLO Supreme, a soapless steel wool pad. A third product is the BRILLO All-Purpose Pad, a meshed scrubber for scratchless cleaning.

      Other acquired brands include PARSONS'(R) Ammonia, a versatile and economical all-purpose cleaner; CAMEO(R) Aluminum & Stainless Steel Cleaner; RAIN DROPS(R), a water softener; and a regional brand, SNO BOL(R) Toilet Bowl Cleaner.

      In early 1998, we reached a further agreement with The Dial Corporation to acquire its TOSS `N SOFT(R) Dryer Sheets brand, together with a production line located at the London, Ohio, facility. We will market this product alongside our existing ARM & HAMMER Fabric Softener Sheets.

      All of the acquired products are currently undergoing scrutiny in our R & D laboratories, and quality improvements are in progress. We see several opportunities for building the brands and improving their cost structure, although it is too early to comment on future plans. 10

                                         Laundry and Household Cleaning Products

      Specialty Products

      Specialty products account for approximately 25 percent of Church & Dwight sales, including our 50 percent share in the Armand Products joint venture. In recent years, we have expanded the business beyond its base of sodium bicarbonate to include a range of related chemicals, as well as two specialized product lines in animal nutrition and specialty cleaning.

OUR STRATEGY:

      ...TO SOLIDIFY WORLDWIDE LEADERSHIP IN SODIUM BICARBONATE AND POTASSIUM CARBONATE, WHILE BROADENING OUR PRODUCT OFFERINGS TO OTHER RELATED CHEMICALS.

      ... TO BUILD A SPECIALIZED HIGH-MARGIN SPECIALTY CLEANING BUSINESS, ALLYING CARBONATE TECHNOLOGY, THE ARM & HAMMER TRADEMARK AND ENVIRONMENTAL POSITIONING.

      PERFORMANCE PRODUCTS

      The Company has maintained its position as the leading supplier worldwide of sodium bicarbonate for a variety of products in the food, household, pharmaceutical and healthcare fields. As these businesses mature, we are focusing our efforts on high-value applications which require exceptional purity and special granulations. A major step in this direction is the modernization of our sodium bicarbonate plant in Green River, Wyoming, a $7.3 million, two-year project and a key initiative for 1998.

      Similarly, our Armand Products joint venture continued to be the leading potassium carbonate producer worldwide. As this market matures, we are increasing our export business, especially to the Far East. The major product use continues to be in the manufacture of video glass for television sets and personal computers.

      Seeking to benefit from our strong North American leadership position in sodium bicarbonate/carbonate technology, we acquired for $10 million, in June 1997, a 40 percent interest in the Brazilian company, QGN/Carbonor, South America's largest producer of sodium bicarbonate. The company is also the country's only producer of barium carbonate, used primarily in the video glass business and sold in the same markets as potassium carbonate. Our agreement includes an option for Church & Dwight to increase its interest in the company to 75 percent by March 31, 1999. QGN/Carbonor's combined sales for 1997 were approximately $25 million.

      Brotherton Speciality Products, Ltd., our United Kingdom subsidiary, continued its solid performance, expanding its lines of ammonium and potassium specialty chemicals. Brotherton also distributes all of our Specialty Cleaning Products throughout Europe.

      With strong international growth, over 20 percent of the Specialty Products business, including our share of affiliates, is conducted offshore, evenly distributed among the Far East, Latin America and Europe.

                                                              Specialty Products

      Specialty Products

      ANIMAL NUTRITION PRODUCTS

      In the agricultural area, our animal nutrition lines, both in rumen buffers and by-pass fats, had an excellent year. MEGALAC(R) Rumen Bypass Fat enjoyed significant growth. The dairy industry's acceptance of the product's value as a high-energy nutritional supplement to boost milk production is expected to continue to rise as milk production per cow increases. The new value-added MEGALAC products are contributing to this growth, providing higher margins than the base product.

      SPECIALTY CLEANING PRODUCTS

      We continue to invest in specialty cleaning, a fragmented industrial market which we entered in 1995 with the objective of gradually building, over a period of years, a major business utilizing our aqueous-based cleaning technology.

      In mid-1996, we announced our alliance with Safety-Kleen Corp., the world's largest recycler of industrial and automotive cleaning fluids, to provide parts cleaning customers with aqueous-based AquaWorksTM developed by Church & Dwight technologists. After a slow start, volume is growing, and we look to further progress in anticipation of legislation enacted by the South Coast Air Quality Management District of Southern California which bans the use of products emitting volatile organic compounds after December 31, 1998.

      Such legislation should also benefit our other aqueous cleaners: ARMAKLEEN M-series for precision cleaning in the optical, aerospace and automotive industries; and the ARMAKLEEN E-series for cleaning circuit boards in the electronics industry. In Third Quarter 1997, we concluded an agreement with Alpha Metals, a division of the Cookson Company, to license Church & Dwight's ARMAKLEEN E-series technology for worldwide manufacture and distribution.

      In early 1997, ARMEX(R) Cleaning and Coating Removal Systems, our non-toxic blasting business for the removal of paint and process residues, consolidated operations at a single location in New Jersey, and is now focused on high-value process applications.

CHURCH & DWIGHT CO., INC. AND SUBSIDIARIES

                  Eleven-Year Financial Review
                  (Dollars in millions, except per share data)


operating results                   1997     1996     1995     1994     1993     1992     1991     1990     1989     1988     1987
===================================================================================================================================
Net sales:
Consumer products                $ 459.0    417.6    380.6    393.0    410.4    409.3    386.1    331.1    295.6    249.4    231.6
Specialty products                 115.9    110.2    105.2     98.0     97.3     87.2     80.7     80.2     75.8     82.1     73.5
Total                              574.9    527.8    485.8    491.0    507.7    496.5    466.8    411.3    371.4    331.5    305.1
-----------------------------------------------------------------------------------------------------------------------------------
Marketing                        $ 142.1    130.6    119.2    128.4    116.1    115.8     89.1     66.3     43.0     35.1     37.1
-----------------------------------------------------------------------------------------------------------------------------------
Research & development           $  15.8     17.8     18.5     20.6     21.2     17.8     13.4     12.3      7.9      6.3      5.4
-----------------------------------------------------------------------------------------------------------------------------------
Income from operations           $  30.6     27.3      8.4      1.5     35.6     37.7     34.0     28.9     25.2     23.6     20.1
-----------------------------------------------------------------------------------------------------------------------------------
Net income                       $  24.5     21.2     10.2      6.1     26.3     29.5     26.5     22.5      8.6     16.5     14.0
-----------------------------------------------------------------------------------------------------------------------------------
% of sales                           4.3%     4.0%     2.1%     1.2%     5.2%     5.9%     5.7%     5.5%     2.3%     5.0%     4.6%
===================================================================================================================================
Net income per share - basic     $  1.26     1.09      .52      .31     1.30     1.45     1.29     1.05      .42      .75      .64
===================================================================================================================================
Net income per share - diluted   $  1.23     1.08      .51      .31     1.28     1.42     1.29     1.05      .41      .74      .63
===================================================================================================================================

financial position
===================================================================================================================================
Total assets                     $ 351.0    308.0    293.2    294.5    281.7    261.0    244.3    249.2    242.5    241.7    245.4
Long-term debt                       6.8      7.5      7.5      7.5      7.6      7.7      7.8     29.6     52.2     55.6     56.8
Stockholders' equity               179.3    165.3    153.7    153.9    169.4    159.1    139.2    118.7    111.6    112.0    116.1
-----------------------------------------------------------------------------------------------------------------------------------
Long-term debt as a %
   of total capitalization             4%       4%       5%       5%       4%       5%       5%      20%      32%      33%      33%
-----------------------------------------------------------------------------------------------------------------------------------
Working capital                  $  23.2     36.8     22.1     23.4     54.6     40.7     34.1     46.1     66.8     58.8     68.8
-----------------------------------------------------------------------------------------------------------------------------------
Current ratio                        1.2      1.4      1.2      1.2      1.8      1.5      1.4      1.6      2.2      2.2      2.5
===================================================================================================================================

other data
===================================================================================================================================
Average common shares
   outstanding (In thousands)     19,461   19,534   19,567   19,706   20,223   20,338   19,831   20,455   20,728   21,985   21,976
-----------------------------------------------------------------------------------------------------------------------------------
Return on average
   stockholders' equity             14.2%    13.3%     6.6%     3.8%    16.0%    19.8%    20.5%    19.5%     7.7%    14.4%    12.7%
-----------------------------------------------------------------------------------------------------------------------------------
Cash dividends paid              $   9.0      8.6      8.6      8.7      8.5      7.7      6.7      6.1      5.4      5.1      4.7
-----------------------------------------------------------------------------------------------------------------------------------
Cash dividends paid
   per common share              $   .46      .44      .44      .44      .42      .38      .34      .30      .26      .23   .211/2
-----------------------------------------------------------------------------------------------------------------------------------
Stockholders' equity
   per common share              $  9.23     8.50     7.87     7.88     8.43     7.82     6.85     5.87     5.39     5.35     5.27
-----------------------------------------------------------------------------------------------------------------------------------
Additions to property,
   plant and equipment           $   9.9      7.1     19.7     28.4     28.8     12.5     19.3     10.0     10.4     11.3     12.4
-----------------------------------------------------------------------------------------------------------------------------------
Depreciation and
   amortization                  $  14.3     13.6     13.1     11.7     10.6      9.8      9.5      8.9      8.5      8.2      7.8
-----------------------------------------------------------------------------------------------------------------------------------
Employees at year-end              1,137      937      941    1,028    1,096    1,092    1,081      994    1,070    1,000      950
Statistics per employee:
(In thousands)
   Sales                         $   506      563      516      478      463      455      432      414      347      332      321
   Operating earnings                 27       29        9        1       33       35       31       29       24       24       21
===================================================================================================================================

FINANCIAL REVIEW

The Financial Review discusses the Company's performance for 1997 and compares it to previous years. This Review is an integral part of the Annual Report and should be read in conjunction with all other sections.

1997 COMPARED TO 1996

Net Sales

Net sales increased 8.9% in 1997 primarily due to growth in the consumer products business.

Consumer products were up 9.9% mainly on higher sales of ARM & HAMMER Laundry Detergent products, the national introduction of ARM & HAMMER SUPER SCOOP, The Baking Soda Clumping Litter, and the addition of five product lines, including BRILLO, acquired in late August from The Dial Corporation. Of the major personal care product lines, ARM & HAMMER Deodorant Anti-Perspirant sales were higher, and ARM & HAMMER DENTAL CARE toothpaste sales were lower, than in the previous year.

Specialty products were up 5.2% led by higher sales of animal nutrition products, as well as continued growth of the new specialty cleaning product line. Performance products were slightly lower than in the previous year.

Operating Costs

The Company's gross margin increased .5 points to 42.5%. A major factor was the reduction in manufacturing costs resulting from cost improvement programs, which included plant reorganization activities initiated in the latter part of 1996, as well as the final rollout of a reformulated laundry detergent powder in the second quarter of 1997. Lower research & development spending on the Xosten drug development program also contributed to the margin increase. These margin improvements were partially offset by higher manufacturing costs of ARM & HAMMER DENTAL CARE toothpaste related to a major buy-one-get-one-free promotion during the year, and higher research & development spending on consumer and specialty products.

Selling, general and administrative expenses increased $19.2 million to $213.7 million. This increase largely stemmed from higher selling costs related to the introductory launch of ARM & HAMMER SUPER SCOOP Clumping Litter and test market costs associated with ARM & HAMMER DENTAL CARE, The Baking Soda Gum. These increases were partially offset by lower promotion costs for ARM & HAMMER DENTAL CARE toothpaste. General and administrative expenses increased primarily as a result of higher information systems costs related to the installation of a new logistics system and initial spending on a new enterprise package, as well as additional personnel costs in support of new business initiatives.

Other Income and Expenses

The Armand Products Company, our potassium carbonate joint venture with Occidental Chemical Corporation, saw a 4% sales increase driven by higher export business. The resulting profitability improvement from this joint venture activity, along with a small partial year contribution from our 40% equity interest in a Brazilian chemical company, were the primary reasons for the $.9 million increase in equity income.

Investment income was slightly higher than a year ago primarily as a result of interest earned on a tax refund stemming from resolution of prior year issues.

Other income in 1997 consists mainly of a settlement from a long-standing class action suit against the carbon dioxide supply industry and minor foreign exchange gains. Other expenses of $.4 million in 1996 included foreign exchange losses incurred by our Venezuelan subsidiary due to the devaluation of the local currency.

Interest expense in 1997 was approximately $.6 million higher than in the previous year and was the result of using short-term debt to finance the purchase of the five brands from The Dial Corporation in late August.

Taxation

The effective tax rate for 1997 was 36.7%, compared to 36.0% in the previous year. The increase in the effective rate is primarily due to a higher effective state tax rate.

Net Income and Earnings Per Share

The Company's net income for 1997 was $24.5 million, compared to $21.2 million in 1996. Basic earnings per share for 1997 were $1.26, compared to $1.09 in 1996. Diluted earnings per share for 1997 were $1.23, compared to $1.08 in 1996.

1996 COMPARED TO 1995

Net Sales

Net sales increased 8.6% in 1996 primarily due to growth in the consumer products business.

Consumer products were up 9.7% mainly on higher sales of ARM & HAMMER Liquid Laundry Detergent, which was relaunched as a 4/10-cup formula earlier in the year, as well as higher sales of ARM & HAMMER DENTAL CARE and ARM & HAMMER Deodorant Anti-Perspirant with Baking Soda. These increases were partially offset by lower sales of ARM & HAMMER Carpet & Room Deodorizer, which experienced intense competition in a declining category.

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

Net Income and Earnings Per Share

The Company's net income for 1996 was $21.2 million, compared to $10.2 million in 1995. Basic earnings per share for 1996 were $1.09, compared to $.52 in 1995. Diluted earnings per share for 1996 were $1.08, compared to $.51 in 1995.

LIQUIDITY AND CAPITAL RESOURCES

The Company's balance sheet at December 31, 1997 remains strong as compared to the balance sheet position at the year-end 1996. Cash and short-term investments, before considering short-term debt, totaled nearly $19 million at the end of 1997, compared to $28 million at December 31, 1996.

In 1997, operating cash flow was almost $18 million. Major factors contributing to the cash flow from operating activities included higher operating earnings, non-cash charges for depreciation and amortization, offset by a higher working capital position resulting from an increase in accounts receivable on the higher sales, and higher inventories from new and acquired products. Operating cash flow together with short-term borrowings of $32 million were mainly used to fund the $31 million purchase of the five brands from The Dial Corporation, and to finance the $10 million investment in a Brazilian chemical company. In addition, cash flow was used to fund capital expenditures, pay cash dividends, and acquire 116,000 shares of treasury stock.

The Company has maintained a long-term debt-to-capital ratio at or below 5% for the last seven years. At December 31, 1997, the Company had $43 million available through short-term lines of credit. Capital expenditures in 1998 are expected to be higher than in 1997 and comparable to the level of depreciation and amortization. Management believes that operating cash flow, coupled with the Company's access to credit markets, will be more than sufficient to meet the anticipated cash requirements for the coming year.

In 1996, operating cash flow was almost $34 million. Major factors contributing to the cash flow from operating activities included higher operating earnings than in 1995, non-cash charges for depreciation and amortization, and a better overall working capital position. Operating cash flow was used to fund capital expenditures and an additional investment in the Armand Products Company. Operating cash flow was also used to repay short-term debt, purchase 139,000 shares of treasury stock, and to pay cash dividends.

OTHER ITEMS

New Accounting Pronouncement

During June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information". This Statement requires the disclosure of financial and descriptive information about reportable operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly in deciding how to allocate resources and in assessing performance. The Company's disclosures will be affected by this Statement. The Company has not yet completed its evaluation of the appropriate segments to disclose. This Statement is effective for the Company's 1998 year-end financial statements.

Year 2000

The Company began implementing a new information system during 1997 which is year 2000 compliant. Remaining planned expenditures are estimated at approximately $4 million which is not expected to have a material adverse impact on the Company's cash flows or financial position. The Company cannot predict, however, whether its suppliers or customers have appropriately addressed their year 2000 system processing issues and what impact, if any, this will have on the Company's operations.

Competitive Environment

The Company operates in highly competitive consumer-product markets, in which cost efficiency and innovation are critical to success.

ARM & HAMMER laundry detergent products are sold as value brands which makes their cost position especially important. To stay competitive in this category, the Company completed its rollout of a reformulated powder laundry detergent product in 1997, and is working on further cost reductions in 1998 through the reformulation of its liquid laundry detergent.

The Company has been very successful in recent years in entering the dentifrice and personal deodorant businesses using the unique strengths of its ARM & HAMMER trademark and baking soda technology. These are highly innovative markets, characterized by a continuous flow of new products and line extensions, and heavy spending on advertising and promotion. In 1997, the Company reformulated its DENTAL CARE gels for improved taste and restaged the PEROXICARE brand with a new stripe formulation in the dentifrice category, and added an aerosol line extension in the deodorant category. The dentifrice business, in particular, has become much more competitive and 1998 is expected to be a record year for heavily supported new product introductions. Because of this competitive background, the Company anticipates that marketing spending levels will be higher in 1998 than in the previous year.

In the fourth quarter of 1997, the Company launched ARM & HAMMER SUPER SCOOP, The Baking Soda Clumping Litter, to compete in the fast growing clumping segment of the cat litter market. Furthermore, in the first quarter of 1998, the Company is launching ARM & HAMMER DENTAL CARE, The Baking Soda Gum, a premium-priced, baking soda-based oral care product. The introduction of new products usually involves heavy marketing costs in the year of launch, and it generally takes at least a year, and sometimes much longer, for a new product to become profitable.

In the specialty products business, competition for the two major products, sodium bicarbonate and potassium carbonate, remained intense in 1997. Sodium bicarbonate sales have been impacted by a nahcolite-based sodium bicarbonate manufacturer which has been operating at the lower end of the business and is now making an effort to enter the higher end. The Company is increasing its research & development spending, particularly on specialized high-value applications in the medical and food processing fields, and has begun modernizing its Green River, Wyoming, plant. As for potassium carbonate, the Company is expecting market demand to increase in 1998 or 1999 which should help alleviate pressures from three competitors in this business. These events have been anticipated for some time, but their effect on the business may not be clear until well into 1998.

During the year, the Company continued to pursue opportunities to build a specialized high-margin industrial cleaning business using our recently developed aqueous-based technology. While this opportunity holds great promise, it requires a major up-front financial commitment in research & development and marketing, and the outcome will not be known for some time.

Cautionary Note on Forward-Looking Statements

This Annual Report includes forwarding-looking statements, many of which depend on factors outside the Company's control, such as economic conditions, market demand and industry capacity, competitive products and pricing, raw material costs and other matters. With regard to new product introductions, there is particular uncertainty related to trade, competitive and consumer reactions. Future performance may be affected by changes in one or more of these factors.


Common Stock Price Range and Dividends             1997                               1996
=======================================================================================================
                                          Low      High    Dividend          Low      High    Dividend
-------------------------------------------------------------------------------------------------------
1st Quarter                            $ 21 5/8  $     29   $ 0.11        $ 17 1/2  $ 21 5/8  $  0.11
2nd Quarter                              24 1/8    28 3/4     0.11          19 3/4    22 3/4     0.11
3rd Quarter                              25 5/8        31     0.12              20    22 1/2     0.11
4th Quarter                              26 7/8    32 3/4     0.12              20    23 3/4     0.11
-------------------------------------------------------------------------------------------------------
Full Year                              $ 21 5/8  $ 32 3/4   $ 0.46        $ 17 1/2  $ 23 3/4  $  0.44
=======================================================================================================

Based on composite trades reported by the New York Stock Exchange.

Approximate number of holders of Church & Dwight's Common Stock as of December 31, 1997: 10,000

CHURCH & DWIGHT CO., INC. AND SUBSIDIARIES

Consolidated Statements of Income
(Dollars in thousands, except per share data)


Year ended December 31,                                            1997        1996        1995
------------------------------------------------------------------------------------------------
Net Sales                                                     $ 574,906   $ 527,771   $ 485,759
Cost of sales                                                   330,682     306,047     289,734
------------------------------------------------------------------------------------------------
Gross profit                                                    244,224     221,724     196,025
Selling, general and administrative expenses                    213,668     194,461     183,669
Restructuring charges                                                --          --       3,987
------------------------------------------------------------------------------------------------
Income from Operations                                           30,556      27,263       8,369
Equity in earnings of affiliates                                  6,057       5,140       7,389
Investment earnings                                               1,666       1,544       1,249
Gain on disposal of product lines                                    --          --         339
Other income(expense)                                             1,320        (424)        201
Interest expense                                                   (912)       (352)     (1,255)
------------------------------------------------------------------------------------------------
Income before taxes                                              38,687      33,171      16,292
Income taxes                                                     14,181      11,943       6,140
================================================================================================
Net Income                                                    $  24,506   $  21,228   $  10,152
================================================================================================
Weighted average shares outstanding (in thousands) - Basic       19,461      19,534      19,567
Weighted average shares outstanding (in thousands) - Diluted     19,971      19,697      19,728
================================================================================================
Net Income Per Share - Basic                                  $    1.26   $    1.09   $     .52
Net Income Per Share - Diluted                                $    1.23   $    1.08   $     .51
================================================================================================

See Notes to Consolidated Financial Statements.

CHURCH & DWIGHT CO., INC. AND SUBSIDIARIES

Consolidated Balance Sheets
(Dollars in thousands)


December 31,                                                    1997        1996
================================================================================
Assets
================================================================================
Current Assets
Cash and cash equivalents                                  $  14,949   $  22,902
Short-term investments                                         3,993       5,011
Accounts receivable, less allowances of $1,532 and $1,478     49,566      41,837
Inventories                                                   61,275      48,887
Current portion of note receivable                             4,131          --
Deferred income taxes                                          9,802      11,962
Prepaid expenses                                               5,727       4,920
--------------------------------------------------------------------------------
Total Current Assets                                         149,443     135,519
--------------------------------------------------------------------------------
Property, Plant and Equipment (Net)                          142,343     138,371
Note Receivable from Joint Venture                             6,869      11,000
Equity Investment in Affiliates                               26,871      16,211
Long-term Supply Contract                                      2,775       3,314
Intangibles and Other Assets                                  22,713       3,556
--------------------------------------------------------------------------------
Total Assets                                               $ 351,014   $ 307,971
================================================================================
Liabilities and Stockholders' Equity
================================================================================
Current Liabilities
Short-term borrowings                                      $  32,000   $      --
Accounts payable and accrued expenses                         92,090      93,375
Current portion of long-term debt                                685          --
Income taxes payable                                           1,456       5,379
--------------------------------------------------------------------------------
Total Current Liabilities                                    126,231      98,754
--------------------------------------------------------------------------------
Long-term Debt                                                 6,815       7,500
Deferred Income Taxes                                         20,578      20,005
Deferred Liabilities                                           3,786       2,392
Nonpension Postretirement and Postemployment Benefits         14,263      14,008

Commitments and Contingencies

Stockholders' Equity
Preferred Stock-$1 par value
   Authorized 2,500,000 shares, none issued                       --          --
Common Stock-$1 par value
   Authorized 100,000,000 shares,
   issued 23,330,494 shares                                   23,330      23,330
Additional paid-in capital                                    34,097      33,364
Retained earnings                                            197,622     182,069
Cumulative translation adjustments                              (591)       (194)
--------------------------------------------------------------------------------
                                                             254,458     238,569
Common stock in treasury, at cost:
     3,893,155 shares in 1997 and
     3,878,435 shares in 1996                                (74,568)    (72,708)
Due from officers                                               (549)       (549)
--------------------------------------------------------------------------------
Total Stockholders' Equity                                   179,341     165,312
--------------------------------------------------------------------------------
Total Liabilities and Stockholders' Equity                 $ 351,014   $ 307,971
================================================================================

See Notes to Consolidated Financial Statements.

CHURCH & DWIGHT CO., INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flow
(Dollars in thousands)


Year ended December 31,                                  1997       1996       1995
====================================================================================
Cash Flow From Operating Activities
====================================================================================
Net Income                                           $ 24,506   $ 21,228   $ 10,152
Adjustments to reconcile net income to net
cash provided by operating activities:
   Depreciation, depletion and amortization            14,158     13,624     13,138
   Loss on asset disposals                                 --        255        492
   Equity in earnings of affiliates                    (6,057)    (5,140)    (7,389)
   Deferred income taxes                                2,733       (272)      (198)
   Other                                                  155        245        380
Change in assets and liabilities:
   Decrease (increase) in short-term investments        1,018         16     (2,051)
   (Increase) decrease in accounts receivable          (7,875)     2,793         (1)
   (Increase) decrease in inventories                  (7,108)    (7,437)    13,772
   (Increase) decrease in prepaid expenses               (819)       397        (37)
   (Decrease) increase in accounts payable             (1,118)     6,412     13,808
   (Decrease) increase in income taxes payable         (3,683)       485      3,613
   Increase in other liabilities                        1,650      1,076      1,286
------------------------------------------------------------------------------------
Net Cash Provided By Operating Activities              17,560     33,682     46,965

Cash Flow From Investing Activities
====================================================================================
Additions to property, plant and equipment             (9,918)    (7,114)   (19,702)
Distributions from affiliates                           5,818      5,437      9,999
Investment in affiliate                               (10,421)    (5,250)        --
Purchase of new product lines                         (30,973)        --         --
Purchase of other assets                                 (727)        --         --
Purchase of license agreement                          (1,000)        --         --
Purchase of officer loans                                  --         --     (2,744)
Repayment of officer loans                                 --        411        137
Proceeds from asset disposals                              --         62        389
------------------------------------------------------------------------------------
Net Cash Used in Investing Activities                 (47,221)    (6,454)   (11,921)

Cash Flow From Financing Activities
====================================================================================
Proceeds (repayments) from short-term borrowing        32,000     (5,000)   (20,000)
Proceeds from stock options exercised                   1,705        887      1,398
Purchase of treasury stock                             (3,044)    (2,971)    (1,131)
Payment of cash dividends                              (8,953)    (8,597)    (8,615)
------------------------------------------------------------------------------------
Net Cash Provided by (Used in) Financing Activities    21,708    (15,681)   (28,348)

Net Change in Cash and Cash Equivalents                (7,953)    11,547      6,696
Cash and Cash Equivalents at Beginning of  Year        22,902     11,355      4,659
------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of  Year            $ 14,949   $ 22,902   $ 11,355
------------------------------------------------------------------------------------
Cash paid during the year for:
   Interest (net of amounts capitalized)             $    698   $    362   $  1,266
   Income taxes                                        15,159     12,233      2,465
====================================================================================
Supplemental disclosure of non-cash investing and financing activities:
During 1995, the Company purchased treasury stock from senior officers and reduced the notes receivable loan balance as consideration for the purchase in the amount of $1,784,000.
====================================================================================

See Notes to Consolidated Financial Statements.

CHURCH & DWIGHT CO., INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity
(In thousands)


Years ended December 31, 1997, 1996, 1995
=================================================================================================================================
                                    Number of Shares                                     Amounts
                                  -------------------    ------------------------------------------------------------------------
                                                                                 Additional                Cumulative     Due
                                  Common     Treasury    Common      Treasury      Paid-In      Retained   Translation    From
                                   Stock      Stock       Stock        Stock       Capital      Earnings   Adjustments  Officers
---------------------------------------------------------------------------------------------------------------------------------
January 1, 1995                   23,330     (3,804)     $23,330     $(69,372)     $32,823     $ 167,901      $(741)     $  --

Net Income                            --         --           --           --           --        10,152         --         --
Cash dividends                        --         --           --           --           --        (8,615)        --         --
Stock option plan
   transactions including
   related income tax benefit         --        110           --        1,284          238            --         --         --
Purchase of treasury stock            --       (111)          --       (2,413)          --            --         --         --
Translation adjustments               --         --           --           --           --            --         55         --
Due from officers                     --         --           --           --           --            --         --       (960)
=================================================================================================================================
December 31, 1995                 23,330     (3,805)      23,330      (70,501)      33,061       169,438       (686)      (960)

Net Income                            --         --           --           --           --        21,228         --         --
Cash dividends                        --         --           --           --           --        (8,597)        --         --
Stock option plan
   transactions including
   related income tax benefit         --         59           --          683          229            --         --         --
Purchase of treasury stock            --       (139)          --       (2,971)          --            --         --         --
Other stock issuances                 --          7           --           81           74            --         --         --
Translation adjustments               --         --           --           --           --            --        492         --
Officers repayment                    --         --           --           --           --            --         --        411
=================================================================================================================================
December 31, 1996                 23,330     (3,878)      23,330      (72,708)      33,364       182,069       (194)      (549)

Net Income                            --         --           --           --           --        24,506         --         --
Cash dividends                        --         --           --           --           --        (8,953)        --         --
Stock option plan
   transactions including
   related income tax benefit         --        101           --        1,184          733            --         --         --
Purchase of treasury stock            --       (116)          --       (3,044)          --            --         --         --
Translation adjustments               --         --           --           --           --            --       (397)        --
=================================================================================================================================
December 31, 1997                 23,330     (3,893)     $23,330     $(74,568)     $34,097     $ 197,622      $(591)     $(549)
=================================================================================================================================

See Notes to Consolidated Financial Statements.

CHURCH & DWIGHT CO., INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

1. accounting policies

Business

The Company's principal business is the manufacture and sale of sodium carbonate-based products. It sells its products, primarily under the ARM & HAMMER trademark, to consumers through supermarkets, drug stores and mass merchandisers; and to industrial customers and distributors. In 1997, consumer products represented 80% and specialty products 20% of the Company's sales. The Company does approximately 96% of its business in the U.S. and Canada.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. The Company's 50 percent interest in its Armand Products Company joint venture and its 40 percent interest in a Brazilian bicarbonate/carbonate-related chemical company have been accounted for under the equity method of accounting. All material intercompany transactions and profits have been eliminated in consolidation.

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

Goodwill

Goodwill recorded prior to November 1, 1970, is not being amortized, as management of the Company believes there has been no diminution in carrying value. Goodwill recorded in 1997 as part of the Brillo and related brand acquisition from The Dial Corporation and the investment in a Brazilian bicarbonate/carbonate-related chemical company is being amortized over 20-30 years using the straight line method.

Selected Operating Expenses

Research & development costs in the amount of $15,841,000 in 1997, $17,823,000 in 1996, and $18,544,000 in 1995, were charged to operations as incurred. Marketing costs in the amounts of $142,100,000 in 1997, $130,600,000 in 1996 and $119,200,000 in 1995 were charged to operations as incurred.

Earnings Per Share

In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 (SFAS 128), "Earnings per Share" which is effective for periods after December 15, 1997. The Company's interim and prior years results have been restated. Under SFAS 128, the Company has presented two earnings per share amounts.

Basic EPS is calculated based on income available to common shareholders and the weighted-average number of shares outstanding during the reported period. Diluted EPS includes additional dilution from potential common stock issuable pursuant to the exercise of stock options outstanding. Antidilutive stock options, in the amounts of 242,900 for 1997, 1,107,850 for 1996 and 767,200 for 1995, have been excluded.

Income Taxes

The Company recognizes deferred income taxes under the liability method; accordingly, deferred income taxes are provided to reflect the future consequences of differences between the tax bases of assets and liabilities and their reported amounts in the financial statements.

New Accounting Pronouncement

During June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information". This Statement requires the disclosure of financial and descriptive information about reportable operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly in deciding how to allocate resources and in assessing performance. The Company's disclosures will be affected by this Statement. The Company has not yet completed its evaluation of the appropriate segments to disclose. This Statement is effective for the Company's 1998 year-end financial statements.

2. fair value of financial instruments and foreign exchange risk management

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 1997 and 1996. Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments," defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.


(In thousands)                                          1997                         1996
=================================================================================================
                                                Carrying      Fair           Carrying      Fair
                                                 Amount       Value           Amount       Value
=================================================================================================
Financial Assets:
   Cash and cash equivalents                   $ 14,949    $ 14,949         $ 22,902    $ 22,902
   Short-term investments                         3,993       3,993            5,011       5,011
   Note receivable from joint venture            11,000      11,000           11,000      10,900
   Due from officers                                549         549              549         549
Financial Liabilities:
   Short-term borrowings                         32,000      32,000               --          --
   Current portion of long-term debt                685         685               --          --
   Long-term debt                                 6,815       6,815            7,500       7,500
=================================================================================================

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

Short-term Investments

The cost of the investments (trading securities) can be specifically identified and its fair value is based upon quoted market prices at the reporting date. At December 31, 1997 and 1996, both the cost and market value of the investments approximated each other.

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

Long-term Debt and Current Portion of Long-term Debt

The Company estimates that based upon the Company's financial position and the Bond's variable interest rate, the carrying value of its long-term debt approximates fair value.

Foreign Exchange Risk Management

The Company enters into forward exchange contracts to hedge anticipated but not yet committed sales denominated in the Japanese yen, English pound and Canadian dollar. The terms of these contracts are for periods of under 12 months. The purpose of the Company's foreign currency hedging activities is to protect the Company from the risk that the eventual dollar net cash inflows resulting from the sale of products to foreign customers will be adversely affected by changes in exchange rates. The amounts outstanding at December 31, 1997 and 1996 of "sell" contracts, translated into U.S. dollars using the rates current at the reporting date, were $2,419,000 and $5,294,000, respectively. The Company's accounting policy is to value these contracts at market value. At December 31, 1997, the Company had an immaterial unrealized gain and an immaterial unrealized loss at December 31, 1996.

3. inventories


Inventories are summarized as follows:
================================================================================
(In thousands)                                              1997           1996
================================================================================
Raw materials and supplies                             $  16,848      $  13,031
Work in process                                               --            144
Finished goods                                            44,427         35,712
--------------------------------------------------------------------------------
                                                       $  61,275      $  48,887
================================================================================

Inventories valued on the LIFO method totaled $53,840,000 and $40,724,000 at December 31, 1997 and 1996, respectively, and would have been approximately $3,075,000 and $3,814,000 higher, respectively, had they been valued using the first-in, first-out (FIFO) method.

4. property, plant and equipment


Property, plant and equipment consist of the following:
=======================================================================================================
(In thousands)                                                                     1997           1996
=======================================================================================================
Land                                                                          $   3,258      $   3,195
Buildings and improvements                                                       68,075         64,810
Machinery and equipment                                                         165,174        155,635
Office equipment and other assets                                                13,355         11,835
Mineral rights                                                                    5,931          5,931
Construction in progress                                                          3,304          1,641
-------------------------------------------------------------------------------------------------------
                                                                                259,097        243,047
Less accumulated depreciation, depletion and amortization                       116,754        104,676
-------------------------------------------------------------------------------------------------------
Net property, plant and equipment                                             $ 142,343      $ 138,371
=======================================================================================================

Depreciation, depletion and amortization of property, plant and equipment have been charged to operations in the amount of $13,249,000, $13,085,000 and $12,600,000 in 1997, 1996 and 1995, respectively. Interest charges in the amount of $109,000 and $41,000 were capitalized in connection with construction projects in 1997 and 1996, respectively.

5. equity investments

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

(In thousands)                                      1997           1996           1995
======================================================================================
Income Statement Data:
  Net sales                                     $  40,870      $ 39,246      $  50,539
  Gross profit                                     14,050        12,963         17,297
  Net income                                       10,702         9,372         13,870
  Company's share in net income                     5,351         4,686          6,935
  Elimination of Company's share of
    intercompany interest expense                     454           454            454
--------------------------------------------------------------------------------------
Equity in joint venture income                  $   5,805      $  5,140      $   7,389
======================================================================================

(In thousands)                                                     1997           1996
======================================================================================
Balance Sheet Data:
  Current assets                                               $ 10,563      $   8,783
  Noncurrent assets                                              36,057         37,630
  Current liabilities                                             3,224          2,990
  Current portion of notes payable                                4,131             --
  Notes payable-Church & Dwight Co., Inc.                         6,869         11,000
  Partnership capital                                            32,396         32,423
======================================================================================

In 1997, the Company acquired a 40 percent interest in a Brazilian bicarbonate/carbonate-related chemical company. The investment, costing approximately $10,400,000, was financed internally and includes goodwill of $4,500,000. The agreement includes an option for the Company to increase its interest to 75 percent by March 31, 1999.

6. acquisition

During the third quarter of 1997, the Company acquired a group of five household cleaning brands from The Dial Corporation. The cost of the acquisition was approximately $31,000,000 and the brands purchased were BRILLO(R) Soap Pads and related products, PARSONS(R) and BO-PEEP(R) Ammonia, CAMEO(R) Metal Polish, RAIN DROPS(R) Water Softener and SNO BOL(R) Cleaners. The acquisition was financed through short-term borrowings. Goodwill in the amount of $17,800,000 was recorded as part of the acquisition.

During the first quarter of 1998 the company agreed to purchase from The Dial Corporation Toss `N Soft(R) Dryer Sheets for approximately $5,300,000.

7. accounts payable and accrued expenses


Accounts payable and accrued expenses consist of the following:
===============================================================================
(In thousands)                                            1997           1996
===============================================================================
Trade accounts payable                                $ 31,700      $  28,867
Accrued marketing and promotion costs                   45,097         47,739
Accrued wages and related costs                          6,580          7,279
Accrued pension and profit-sharing                       4,534          4,466
Other accrued current liabilities                        4,179          5,024
-------------------------------------------------------------------------------
                                                      $ 92,090      $  93,375
===============================================================================

8. short-term borrowings and long-term debt

The Company has available unsecured lines of credit with major U.S. banks in the amount of $75 million of which $32 million was outstanding as of December 31, 1997. The weighted average interest rate on borrowings outstanding at December 31, 1997 was 6.1%.


Long-term debt and current portion of long-term debt consists of the following:
===========================================================================================
(In thousands)                                                        1997           1996
===========================================================================================
Industrial Revenue Refunding Bond
  due in installments of $685 from 1998-2007 and $650 in 2008       $ 7,500        $ 7,500
-------------------------------------------------------------------------------------------
                                                                    $ 7,500        $ 7,500
===========================================================================================

The Industrial Revenue Refunding Bond carries a variable rate of interest determined weekly, based upon current market conditions for short-term tax-exempt financing. The average rate of interest charged in 1997 and 1996 was 3.5%.

9. pension plans

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


Net pension cost includes the following components:
====================================================================================
(In thousands)                                           1997       1996       1995
====================================================================================
Service cost                                          $   349    $   355    $   349
Interest cost on projected benefit obligation             891        852        825
Actual return on plan assets                           (2,105)    (1,576)    (2,216)
Net amortization and deferral                             936        532      1,357
------------------------------------------------------------------------------------
Net periodic pension cost                             $    71    $   163    $   315
====================================================================================


The table below reflects the funded status of the pension plans at December 31:
======================================================================================================
(In thousands)                                                                      1997         1996
======================================================================================================
Actuarial present value of accumulated benefit obligation:
  Vested benefits                                                               $(10,617)    $ (9,790)
  Nonvested benefits                                                                (516)        (448)
------------------------------------------------------------------------------------------------------
                                                                                $(11,133)    $(10,238)
------------------------------------------------------------------------------------------------------
Actuarial present value of projected benefit obligation
  for service rendered to date                                                   (13,301)     (12,255)
Plan assets at fair value                                                         14,347       12,956
------------------------------------------------------------------------------------------------------
Projected benefit obligation less than plan assets                                 1,046          701
Unrecognized net (gain) from past experience different
  from that assumed and effects of changes in assumptions                         (1,558)      (1,148)
Prior service cost not yet recognized in net periodic pension cost                   213          234
Unrecognized net obligation at January 1, 1986 being recognized over 15 years          8            5
Loss due to currency fluctuations                                                     38           26
------------------------------------------------------------------------------------------------------
Accrued pension cost                                                            $   (253)    $   (182)
======================================================================================================

The assumptions used in determining the present value
of the projected benefit obligation were as follows:          1997         1996
================================================================================
Weighted average discount rate                                7.25%         7.5%
Future compensation growth rate                                5.0%         5.0%
Expected long-term rate of return on plan assets              9.25%        9.25%
================================================================================

The plan assets primarily consist of equity mutual funds, fixed income funds and a guaranteed investment contract fund.

The Company also maintains a defined contribution profit sharing plan for salaried and certain hourly employees. Contributions to the profit sharing plan charged to earnings amounted to $4,100,000, $3,700,000 and $3,400,000 in 1997,
1996 and 1995, respectively.

The Company also has an employee savings plan. The Company matches 50% of each employee's contribution up to a maximum of 6% of the employee's earnings. The Company's matching contributions to the savings plan were $963,000, $940,000 and $1,001,000 in 1997, 1996 and 1995, respectively.

10. nonpension postretirement benefits

The Company maintains unfunded plans which provide medical benefits for eligible domestic retirees and their dependents. The Company accounts for these benefits in accordance with Statement of Financial Accounting Standards No. 106 (SFAS
106), "Employers' Accounting for Postretirement Benefits Other than Pensions." This standard requires the cost of such benefits to be recognized during the employee's active working career.


The following table provides information on the status of the plan at
December 31:
================================================================================
(In thousands)                                               1997          1996
================================================================================
Accumulated postretirement benefit obligation:
   Retirees                                              $ (3,265)     $ (2,836)
   Fully eligible active participants                      (1,285)       (1,445)
   Other active participants                               (3,321)       (2,826)
--------------------------------------------------------------------------------
                                                           (7,871)       (7,107)
   Unrecognized net gain                                   (4,269)       (5,010)
   Unrecognized prior service                              (1,265)       (1,014)
--------------------------------------------------------------------------------
Accrued postretirement benefit obligation                $(13,405)     $(13,131)
================================================================================

Net postretirement benefit cost consisted of the following components:
==============================================================================================
(In thousands)                                                       1997     1996       1995
==============================================================================================
   Service cost - benefits earned during the year                   $ 371    $ 350    $   553
   Interest cost on accumulated postretirement benefit obligation     530      482        686
   Net amortization and deferral                                     (397)    (389)      (176)
----------------------------------------------------------------------------------------------
Net postretirement benefit cost                                     $ 504    $ 443    $ 1,063
==============================================================================================

The accumulated postretirement benefit obligation has been determined by application of the provisions of the Company's medical plans including established maximums and sharing of costs, relevant actuarial assumptions and health-care cost trend rates projected at 7% in 1998, and ranging to 5.4% for years 1999 and beyond. The effect of a 1% increase in the assumed cost trend rate would increase the accumulated postretirement benefit obligation by approximately $477,000 and increase the net periodic postretirement benefit cost for 1997 by $80,000. The assumed discount rate used in determining the accumulated postretirement benefit obligation was 7.25% in 1997 and 7.50% in 1996. During 1996, the Company changed the eligibility requirements of the plan and established a maximum annual benefit based on years of service for those over 65 years of age.

11. income taxes


The components of income before taxes are as follows:
================================================================================
(In thousands)                            1997            1996             1995
================================================================================
Domestic                               $36,099         $30,353         $ 16,295
Foreign                                  2,588           2,818               (3)
--------------------------------------------------------------------------------
Total                                  $38,687         $33,171         $ 16,292
================================================================================


The following table summarizes the provision for U.S. federal, state and foreign income taxes:
================================================================================
(In thousands)                            1997             1996            1995
================================================================================
Current:
    U.S. federal                      $  9,180         $  9,383         $ 4,831
    State                                1,794            1,971           1,148
    Foreign                                474              861             359
--------------------------------------------------------------------------------
                                      $ 11,448         $ 12,215         $ 6,338
================================================================================
Deferred:
    U.S. federal                      $  2,243         $   (240)        $  (136)
    State                                  439              (30)            (92)
    Foreign                                 51               (2)             30
--------------------------------------------------------------------------------
                                      $  2,733         $   (272)        $  (198)
--------------------------------------------------------------------------------
Total provision                       $ 14,181         $ 11,943         $ 6,140
================================================================================


Deferred tax liabilities/(assets) consist of the following at December 31:
================================================================================
(In thousands)                                                  1997        1996
================================================================================
Current deferred tax assets:
       Marketing expenses, principally coupons              $ (6,953)   $ (8,951)
       Reserves and other liabilities                         (1,464)     (1,635)
       Uniform capitalization of expenses                        175         151
       Accounts receivable                                    (1,272)     (1,049)
       Other                                                    (288)       (478)
--------------------------------------------------------------------------------
       Total current deferred tax assets                      (9,802)    (11,962)
--------------------------------------------------------------------------------
Noncurrent deferred tax liabilities/(assets):
   Nonpension postretirement and postemployment benefits      (5,645)     (5,550)
   Capitalization of items expensed                           (1,977)     (1,856)
   Loss carryforward                                              --        (440)
   Valuation allowance                                            --         440
   Depreciation and amortization                              27,354      26,224
   Investment in purchased tax credits                           449         842
   Provision on foreign subsidiaries' unremitted earnings        397         345
--------------------------------------------------------------------------------
   Net noncurrent deferred tax liabilities                    20,578      20,005
--------------------------------------------------------------------------------
Net deferred tax liability                                  $ 10,776    $  8,043
================================================================================


The difference between tax expense and the "expected" tax which would result from the use of the federal statutory rate is as follows:
==================================================================================================
(In thousands)                                                      1997         1996        1995
==================================================================================================
Statutory rate                                                        35%          35%         35%
Tax which would result from use of the federal statutory rate   $ 13,540     $ 11,610     $ 5,702
--------------------------------------------------------------------------------------------------
Depletion                                                           (473)        (481)       (403)
Research & development credit                                       (200)          --        (450)
State and local income tax, net of federal effect                  1,451          662         686
Varying tax rates of foreign affiliates                              151          (34)         19
Non-recognition of foreign affiliate loss                            193          133         387
Recognition of foreign affiliate loss carryforward                  (416)        (253)         --
Other                                                                (65)         306         199
--------------------------------------------------------------------------------------------------
                                                                     641          333         438
--------------------------------------------------------------------------------------------------
Recorded tax expense                                            $ 14,181     $ 11,943     $ 6,140
--------------------------------------------------------------------------------------------------
Effective tax rate                                                  36.7%        36.0%       37.7%
==================================================================================================

12. stock option plans

The Company has options outstanding under three plans. Under the 1983 Stock Option Plan and the 1994 Incentive Stock Option Plan, the Company may grant options to key management employees. The Stock Option Plan for Directors authorizes the granting of options to non-employee directors. Options outstanding under the plans are issued at market value, are exercisable on the third anniversary of the date of grant, and must be exercised within ten years of the date of grant. A grand total of 5,750,000 shares of the Company's common stock are authorized for issuance for the exercise of stock options.


Stock option transactions for the three years        Number of     Weighted Avg.
ended December 31, 1997 were as follows:             Shares       Exercise Price
================================================================================
Outstanding at January 1, 1995                       1,937,348        $20.89
       Grants                                          103,700         17.69
       Exercised                                       110,016         12.64
       Cancelled                                       335,000         22.53
--------------------------------------------------------------------------------
Outstanding at December 31, 1995                     1,596,032         20.90
       Grants                                          846,150         21.15
       Exercised                                        58,500         15.29
       Cancelled                                        99,000         22.73
--------------------------------------------------------------------------------
Outstanding at December 31, 1996                     2,284,682         21.06
       Grants                                           57,773         25.15
       Exercised                                       101,400         16.80
       Cancelled                                        49,600         20.78
--------------------------------------------------------------------------------
Outstanding at December 31, 1997                     2,191,455         21.37

At December 31, 1997, 1996 and 1995, 1,240,532 shares, 711,532 shares and
658,232 shares were exercisable.

The table below summarizes information relating to options outstanding and exercisable at December 31, 1997.

                      Options Outstanding                                    Options Exercisable
--------------------------------------------------------------------  --------------------------------
                                    Weighted                                                  Weighted
                                    Average         Weighted Avg.                             Average
    Exercise        Options         Exercise          Remaining           Options             Exercise
     Prices       Outstanding        Price         Contractual Life     Exercisable            Price
--------------------------------------------------------------------  --------------------------------
$13.00 - $15.00      120,300         $13.25             1.0 years         120,300             $13.25
$15.01 - $20.00      544,432          17.48             5.9               484,432              17.34
$20.01 - $25.00    1,248,823          21.89             7.8               378,700              23.39
$25.01 - $30.00      142,100          28.31             3.6               121,300              28.37
$30.01 - $32.25      135,800          32.11             5.3               135,800              32.11

The fair value of options granted in 1997, 1996 and 1995 is $372,000, $4,706,000 and $526,000, respectively and the weighted average fair value per share of options granted in 1997, 1996 and 1995 is $6.44, $5.56 and $5.07, respectively.

The fair value of options granted in 1997, 1996 and 1995 is estimated on the date the options are granted based on the Black Scholes option-pricing model with the following weighted-average assumptions:


                                         1997          1996          1995
                                         ----          ----          ----
Risk-free interest rate                   6.5%          6.3%          6.6%
Expected life                             4.5 years     6.0 years     5.0 years
Expected volatility                      23.1%         22.7%         27.0%
Dividend yield                            1.7%          2.1%          2.0%

The Company accounts for costs of stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," rather than the fair value based method in Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation." No compensation cost has been recognized for the Company's stock option plans. Had compensation cost been determined based on the fair values of the stock options at the date of grant in accordance with SFAS 123, the Company would have recognized additional compensation expense, net of taxes, of $1,113,000, $488,000 and $56,000 for 1997, 1996 and 1995, respectively. The
Company's pro forma net income and pro forma net income per share for 1997, 1996 and 1995 would have been as follows:


(in thousands, except for per share data)         1997         1996         1995
================================================================================
Net Income:
================================================================================
As reported                                 $   24,506   $   21,228   $   10,152
Pro forma                                       23,393       20,740       10,096

Net Income per Share: basic
================================================================================
As reported                                 $     1.26   $     1.09   $      .52
Pro forma                                         1.20         1.06          .52

Net Income per Share: diluted
================================================================================
As reported                                 $     1.23   $     1.08   $      .51
Pro forma                                         1.17         1.05          .51

Since compensation expense associated with option grants is recognized over the vesting period, the initial impact of applying SFAS No. 123 on pro forma disclosure is not representative of the potential impact on pro forma net income for future years, when the effect of the recognition of a portion of compensation expense from multiple awards would be reflected.

13. restructuring charge

In 1995, the Company recorded a pre-tax restructuring charge of approximately $4,000,000 in connection with cost reduction programs and the write-off of assets related to the planned expansion of the Princeton, NJ, headquarters facility.

14. due from officers

In accordance with a long-term compensation plan approved by the Board of Directors, the Company sold shares of its common stock to senior officers totaling 70,000 shares and 60,000 shares in 1994 and 1993, respectively. The selling price was $22.63 and $32.25 per share, respectively, and in each case represented the market price on the date of the sale. These transactions, amounting to $3,520,000, were financed through loans to the individuals by financial institutions, and had been guaranteed by the Company. During 1995, the Company paid the financial institutions and lent the outstanding balance of $2,744,000 directly to the officers. Subsequent to this transaction, the Board of Directors and Management approved a repurchase plan whereby 60,000 shares were purchased from the officers at fair market value on October 2, 1995. The proceeds, along with a forgiveness of loans by the Company, in an amount equal to the excess of the original cost over the fair value reduced the outstanding notes receivable balance to $960,000 at December 31, 1995. The Company further agreed to indemnify each participant on an after-tax basis for the income tax impact of the loan forgiveness. A pre-tax charge of $662,000 was included in the Company's 1995 Statement of Income which represented the difference between the officers' cost and the market value of the stock, and the income tax indemnification at the date of the repurchase plan. As part of the repurchase, the officers were to pay off their remaining debt to the Company. The $411,000 loans had interest imputed at a rate of 6% and were paid in full in early 1996. The terms of the remaining note for $549,000 include a balloon payment due in four years with interest imputed at 6%. For those officers who borrowed funds to pay off the loans, the Company guaranteed the loans, but the Company would no longer be responsible for paying the interest costs. Furthermore, as part of this transaction, the officers agreed to the cancellation of their Employment Severance Agreements with the Company.

15. common stock voting rights and rights agreement

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

On April 26, 1989, the Board of Directors declared a dividend of one right for each share of outstanding common stock to be issued to stockholders of record on May 17, 1989, which will expire in ten years subject to earlier redemption by the Company. Under certain circumstances, the registered holder of each right would be entitled to purchase one one-hundredth of a share of the Junior Participating Cumulative Preferred Stock of the Company, or in certain circumstances either Company common stock or common stock of an acquiring company at one-half the market price.

16. commitments and contingencies

a. Rent expense amounted to $3,870,000 in 1997, $3,956,000 in 1996 and
$4,107,000 in 1995. The Company is obligated for minimum annual rentals under non-cancelable long-term operating leases as follows:


(In thousands)
================================================================================
                                                          1998           $ 3,097
                                                          1999             2,481
                                                          2000             2,161
                                                          2001             1,942
                                                          2002             1,263
--------------------------------------------------------------------------------
Total future minimum lease commitments                                   $10,944
================================================================================

b. In December 1981, the Company formed a partnership with a supplier of raw materials which mines and processes sodium mineral deposits owned by each of the two companies in Wyoming. The partnership supplies the Company with the majority of its sodium raw material requirements. This agreement terminates upon two years' written notice by either company.

c. The Company, in the ordinary course of its business, is the subject of, or a party to, various pending or threatened legal actions. The Company believes that any ultimate liability arising from these actions will not have a material adverse effect on its consolidated financial statements.

17. unaudited quarterly financial information


(In thousands, except for per share data)
=========================================================================================
                                       First      Second      Third     Fourth       Full
                                     Quarter     Quarter    Quarter    Quarter       Year
=========================================================================================
1997
Net sales                          $ 129,621    $141,850   $146,328   $157,107   $574,906
Gross profit                          54,860      60,781     63,167     65,416    244,224
Income from operations                 6,180       8,550      9,303      6,523     30,556
Equity in earnings of affiliates       1,416       1,594      1,242      1,805      6,057
Net income                             5,227       7,280      6,427      5,572     24,506
Net income per share - basic       $     .27    $    .37   $    .33   $    .29   $   1.26
Net income per share - diluted     $     .26    $    .37   $    .32   $    .28   $   1.23
-----------------------------------------------------------------------------------------
1996
Net sales                          $ 121,548    $134,627   $137,090   $134,506   $527,771
Gross profit                          51,762      57,731     58,886     53,345    221,724
Income from operations                 4,730       8,484      7,030      7,019     27,263
Equity in earnings of affiliates       1,272       1,310      1,061      1,497      5,140
Net income                             3,848       6,131      5,198      6,051     21,228
Net income per share - basic       $     .20    $    .31   $    .27   $    .31   $   1.09
Net income per share - diluted     $     .20    $    .31   $    .26   $    .31   $   1.08
-----------------------------------------------------------------------------------------
1995
Net sales                          $ 117,963    $128,980   $120,509   $118,307   $485,759
Gross profit                          49,270      53,727     49,235     43,793    196,025
Income/(loss) from operations           (250)      6,725      1,418        476      8,369
Equity in earnings of affiliates       2,429       2,253      1,116      1,591      7,389
Net income                             1,143       5,642      1,566      1,801     10,152
Net income per share - basic       $     .06    $    .29   $    .08   $    .09   $    .52
Net income per share - diluted     $     .06    $    .29   $    .08   $    .08   $    .51
=========================================================================================


independent auditors' report
--------------------------------------------------------------------------------

To the Stockholders and Board of Directors of Church & Dwight Co., Inc.
Princeton, New Jersey

We have audited the accompanying consolidated balance sheets of Church & Dwight Co., Inc., and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Church & Dwight Co., Inc. and subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP


Deloitte & Touche LLP
Parsippany, New Jersey
January 21, 1998

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

James P. Crilly
Senior Vice President
Arm & Hammer Division

Zvi Eiref
Vice President Finance and
Chief Financial Officer

Dennis M. Moore
Vice President
Corporate Business Development /
Arm & Hammer International

Eugene F. Wilcauskas
President and
Chief Operating Officer
Specialty Products Division

Leo T. Belill
Vice President
Specialty Products Division

Alfred H. Falter
Vice President
Procurement

W. Patrick Fiedler
Vice President Marketing
Specialty Products Division

Gary P. Halker
Vice President, Controller and
Chief Information Officer

Jaap Ketting
Vice President - Brazil

Henry Kornhauser
Vice President Creative Services

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

Corporate Headquarters

Church & Dwight Co., Inc.
469 North Harrison Street
Princeton, NJ 08543-5297
(609) 683-5900

Independent Auditors

Deloitte & Touche LLP
2 Hilton Court
Parsippany, NJ 07054

Transfer Agent and Registrar

ChaseMellon
Shareholder Services, LLC
85 Challenger Road
Ridgefield Park, NJ 07660
http://www.chasemellon.com

The Annual Meeting of
Stockholders will be held at:

11:00 a.m. Thursday, May 7, 1998
The Asia Society
725 Park Avenue
New York City

Stock Listing

Church & Dwight Co., Inc.
shares are listed on the
New York Stock Exchange.
The symbol is CHD.

10-K Report

Stockholders may obtain a copy of the Company's Form 10-K Annual Report to the Securities and Exchange Commission, for the year ended December 31, 1997, by writing to the Vice President Finance at Corporate Headquarters.

Quarterly Reports

Church & Dwight Co., Inc. mails quarterly reports to stockholders of record and to other persons who request copies. If your shares are not registered in your name but are held at a broker, bank or other intermediary, you can receive quarterly reports if you send a written request and provide your name and address to:

Church & Dwight Co., Inc.
c/o ChaseMellon
Shareholder Services, LLC
P.O. Box 3316
South Hackensack, NJ 07606


Stockholder Inquiries

Communications concerning stockholder records, stock transfer, changes of ownership, account consolidations, dividends and change of address should be directed to:

Church & Dwight Co., Inc.
c/o ChaseMellon
Shareholder Services, LLC
P.O. Box 3315
South Hackensack, NJ 07606
1-800-851-9677

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

Church & Dwight Co., Inc.
Dividend Reinvestment Plan
c/o ChaseMellon
Shareholder Services, LLC
P.O. Box 3338
South Hackensack, NJ 07606
1-800-851-9677

On the Internet

Church & Dwight financial news releases are accessible at http://www.businesswire.com

Consumer product information: http://www.armhammer.com

Church & Dwight Co., Inc. is an equal opportunity employer. The Company conducts its business without regard to race, color, age, religion, sex, national origin or handicap.

(R) Church & Dwight Co., Inc. 1998

Cautionary Note on Forward-Looking Statements

This Annual Report includes forward-looking statements, many of which depend on factors outside the Company's control, such as economic conditions, market demand and industry capacity, competitive products and pricing, raw material costs and other matters. With regard to new product introductions, there is particular uncertainty related to trade, competitive and consumer reactions. Future performance may be affected by changes in one or more of these factors.


[Logo] Recycled Paper

Design: De Plano Group, New York Photography: John Minnicks, Michael Hirst