Form 10-K, Exhibit 13
period 1998-12-31
CHURCH & DWIGHT CO INC /DE/
filed 1999-03-31
CIK 313927

[LOGO](R) CHURCH & DWIGHT CO., INC.

                               ANNUAL REPORT 1998

                                  Our sales rose a healthy 19 percent in 1998...
                                 in 1999, our focus shifts to margin improvement

                                [GRAPHIC OMITTED]

--------------------------------------------------------------------------------
                              FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------


FINANCIAL HIGHLIGHTS                                1998       1997     Change
(Dollars in millions, except per share data)
--------------------------------------------------------------------------------
SALES                                             $ 684.4    $ 574.9     +19%
--------------------------------------------------------------------------------
INCOME FROM OPERATIONS                            $  42.5    $  30.6     +39%
--------------------------------------------------------------------------------
NET INCOME                                        $  30.3    $  24.5     +24%
--------------------------------------------------------------------------------
NET INCOME PER SHARE - DILUTED                    $  1.51    $  1.23     +23%
--------------------------------------------------------------------------------
DIVIDENDS PER SHARE                               $  0.48    $  0.46     + 4%
--------------------------------------------------------------------------------

CHURCH & DWIGHT CO., INC., FOUNDED IN 1846, IS THE WORLD'S LEADING PRODUCER OF SODIUM BICARBONATE, POPULARLY KNOWN AS BAKING SODA, A NATURAL PRODUCT WHICH CLEANS, DEODORIZES, LEAVENS AND BUFFERS. THE COMPANY'S FAMOUS ARM & HAMMER(R) BRAND IS ONE OF THE NATION'S MOST TRUSTED TRADEMARKS FOR A VARIETY OF HOUSEHOLD AND PERSONAL CARE USES. TODAY, THE CHURCH & DWIGHT PRODUCT LINE IS COMPRISED OF A BROAD RANGE OF CONSUMER AND SPECIALTY PRODUCTS DEVELOPED FROM ITS BASE OF BICARBONATE AND RELATED TECHNOLOGIES AND THE HERITAGE OF THE ARM & HAMMER BRAND.

CONSUMER PRODUCTS CONSIST OF ORAL AND PERSONAL CARE, LAUNDRY AND HOUSEHOLD CLEANING, AND DEODORIZING PRODUCTS. MOST CONSUMER PRODUCTS ARE SOLD UNDER THE ARM & HAMMER BRAND NAME AND DERIVATIVE TRADEMARKS SUCH AS ARM & HAMMER DENTAL CARE(R), ARM & HAMMER SUPER SCOOP(TM) AND ARM & HAMMER FRESH `N SOFT(TM). OTHER BRANDS INCLUDE BRILLO(R), SNO BOL(R) AND PARSONS'(R).

SPECIALTY PRODUCTS ENCOMPASS SPECIALTY CHEMICALS, ANIMAL NUTRITION, AND SPECIALTY INDUSTRIAL CLEANING PRODUCTS. IN ADDITION TO ARM & HAMMER, SPECIALTY PRODUCT TRADEMARKS INCLUDE MEGALAC(R), ARMAKLEEN(R) AND ARMEX(R).

[PHOTO OMITTED]

ROBERT A. DAVIES, III
PRESIDENT & CHIEF EXECUTIVE OFFICER


[PHOTO OMITTED]

DWIGHT C. MINTON
CHAIRMAN OF THE BOARD


Dear Fellow Stockholder:

WE ARE PLEASED TO REPORT THAT 1998 WAS A POSITIVE YEAR FOR THE COMPANY WITH SOLID GROWTH IN BOTH SALES AND EARNINGS. SALES ROSE A HEALTHY 19 PERCENT TO $684.4 MILLION, FROM $574.9 MILLION IN THE PREVIOUS YEAR. SALES OF CONSUMER PRODUCTS SURGED 22 PERCENT TO $560.2 MILLION, WHILE SPECIALTY PRODUCTS GREW 7 PERCENT TO $124.2 MILLION.

THE COMBINATION OF STRONG SALES AND A MODERATE INCREASE IN PROFIT MARGINS BOOSTED OPERATING INCOME 39 PERCENT FROM $30.6 MILLION TO $42.5 MILLION. THIS INCLUDES A ONE-TIME SALE OF R & D TECHNOLOGY FOR $3.5 MILLION AND A $2.8 MILLION PLANT SHUTDOWN CHARGE. NET INCOME ADVANCED 24 PERCENT TO $30.3 MILLION, EQUIVALENT TO DILUTED EARNINGS OF $1.51 PER SHARE, COMPARED TO $24.5 MILLION OR $1.23 PER SHARE LAST YEAR.

THE ROBUST SALES GROWTH REFLECTED THE INTRODUCTION OF TWO MAJOR CONSUMER PRODUCTS, ARM & HAMMER SUPER SCOOP, THE BAKING SODA CLUMPING LITTER IN LATE 1997 AND ARM & HAMMER DENTAL CARE, THE BAKING SODA GUM IN EARLY 1998, AS WELL AS THE ACQUISITION OF BRILLO SOAP PADS AND CERTAIN OTHER BRANDS IN LATE 1997. IN THE ESTABLISHED BUSINESSES, HIGHER CONSUMER SALES FOR LAUNDRY AND DEODORIZING PRODUCTS WERE PARTIALLY OFFSET BY LOWER SALES FOR DENTIFRICES; ANIMAL NUTRITION PRODUCTS LED SALES GROWTH OF SPECIALTY PRODUCTS.

--------------------------------------------------------------------------------
               FINANCIAL OBJECTIVES AND SALES GROWTH INITIATIVES
--------------------------------------------------------------------------------

FINANCIAL OBJECTIVES

In previous stockholder letters, we described two key financial objectives which we believe will produce outstanding rewards for stockholders: first, to achieve annual sales growth in the high single-digit or low double-digit range; second, to raise our operating profit margin to a 10 percent level.

The Company has excellent growth opportunities through internal product development, which means that our capital needs are lower than if our growth were dependent on acquisitions. This efficient use of capital, combined with the growth and margin goals, should result in a return on operating capital well in excess of 15 percent after tax, a figure which compares favorably with that of most of our leading competitors.

In 1998, we substantially exceeded our revenue growth objective. We also made strides towards meeting the operating margin goal, and we will be concentrating on this aspect of the business even more closely in 1999.

SALES GROWTH INITIATIVES Our two major consumer product introductions, ARM & HAMMER SUPER SCOOP Cat Litter and ARM & HAMMER DENTAL CARE Gum, both enjoyed high levels of trade and consumer acceptance. SUPER SCOOP, which addresses the primary consumer need of odor control, has recently exceeded a 10 percent share of the clumping litter market in food stores. ARM & HAMMER DENTAL CARE Gum, our pioneering oral care product, has reached broad national distribution and seems set to become an important addition to our product line.

BRILLO Soap Pads and other products acquired in late 1997 had a stable year as we concentrated on manufacturing and quality improvements. We are now introducing new longer lasting BRILLO Soap Pads, and expanding distribution to West Coast markets where the product was not previously sold. Early in 1998, we also acquired the TOSS `N SOFT(R) Fabric Softener Dryer Sheet brand, together with a production line located at our London, Ohio, facility. The brand was combined with our existing dryer sheet business, and relaunched in First Quarter 1999 as ARM & HAMMER FRESH `N SOFT Dryer Sheets.

Among the established consumer brands, ARM & HAMMER Liquid Laundry Detergent benefited from a midyear reformulation using proprietary technology to improve the product's performance. In late 1998 and early 1999, we also introduced two major deodorizing product line extensions: ARM & HAMMER Carpet & Room Deodorizer LASTING SCENT and ARM & HAMMER Baking Soda FRIDGE-N-FREEZER FRESHENER(TM).

--------------------------------------------------------------------------------
                         MARGIN IMPROVEMENT INITIATIVES
--------------------------------------------------------------------------------

Another major initiative in mid-1998 was the $9 million acquisition of the plant in Lakewood, New Jersey, which manufactures our deodorants and anti-perspirants. This 250,000 square foot facility, with a flexible filling operation and several packaging lines, adds significant new capacity for other personal care products.

In the toothpaste category, we suffered a major setback as larger competitors introduced line extensions supported by record high levels of advertising and promotion spending. To strengthen our position in the important whitening segment of the category, we are currently introducing ARM & HAMMER ADVANCE WHITE(TM), a new product line based on the whitening power of baking soda in combination with other ingredients, providing increased consumer benefits.

In Specialty Products, the sales of animal nutrition products continued to grow as we expanded the markets for rumen buffers and MEGALAC energy supplements. In addition to these initiatives, we engaged in two important joint ventures which are more fully described later in this report: first, an alliance with Agway, Inc. and Compton & Associates to develop enhanced feeds made from natural ingredients; second, an extension of our alliance with Safety-Kleen Corp. to build a specialty cleaning products business based on our proprietary aqueous cleaning technology and their sales and distribution organization. Both ventures involve the development of new markets, and it will be some time before we know how significant their contribution will be to the business.

MARGIN IMPROVEMENT INITIATIVES With 1998 sales growth clearly exceeding our target, our focus in 1999 shifts to margins. The 1998 operating margin level of
7.2 percent, adjusted for income from the Armand Products joint venture and excluding the plant shutdown cost, was about 1 percent higher than the margin for the previous year but still below our 10 percent objective. Heavy marketing spending on the two simultaneous new product launches contributed to the shortfall.

In 1998, we undertook a number of margin improvement programs, most of which were completed late in the year and are expected to help our margin structure in 1999:

      o Introduction of a superior and higher-margin reformulation of our laundry detergent liquid

      o Investment in more efficient manufacturing capacity for SUPER SCOOP Cat Litter and BRILLO Soap Pads

      o Modernization of our Green River, Wyoming, sodium bicarbonate plant providing better availability of specialty grades at lower cost

--------------------------------------------------------------------------------
                         MARGIN IMPROVEMENT INITIATIVES
--------------------------------------------------------------------------------

      o Closing of our sodium bicarbonate plant in Venezuela after determining marketing conditions could not support it. This facility had 1998 sales of $2.3 million and was unprofitable.

      o Completion of a two-year $11 million overhaul of our information systems with the installation of a new logistics system and a new enterprise software package. Further work on the development of logistics and promotion management systems will continue during the year.

Early in 1999, we announced plans for additional cost reduction initiatives affecting both Consumer and Specialty Products:

      o The transfer of toothpaste production to our recently acquired Lakewood, New Jersey, facility from our Greenville, South Carolina, plant which will close most likely in late 1999

      o A $6 million project to modernize and upgrade our laundry detergent plant at Green River, Wyoming. On completion, most likely in late 1999, all powder laundry detergent production will move to Green River, ending production at the Syracuse, New York, facility. The Syracuse plant will continue to manufacture liquid laundry detergent and certain other products.

      o The sale of the equipment portion of ARMEX Cleaning and Coating Removal Systems for approximately $1.5 million, which is slightly more than book value. The business had 1998 sales of $1.9 million and was unprofitable.

      o The sale of most of our trona mineral reserves in Wyoming, which results in a gain of approximately $10 million. The Company retains adequate trona reserves to support the requirements of our sodium bicarbonate business and may acquire other reserves in the future as the need arises.

      o The joint venture with Safety-Kleen, which will enable us to rationalize our selling and distribution costs for the Specialty Cleaning business

These 1999 cost reduction initiatives alone have the potential to generate savings of approximately $2 million this year and even higher benefits in succeeding years. We also expect these moves to generate a small one-time net gain for the year; this represents the gain from the sale of the trona reserves in the First Quarter, to be partially offset in the Second Half by plant shutdown, relocation and other costs.

--------------------------------------------------------------------------------
                                     OUTLOOK
--------------------------------------------------------------------------------

OUTLOOK As to profit margins, we expect meaningful margin improvement in 1999 resulting from our cost reduction programs. Because of continuing investment and the timing of some of our initiatives, we are not likely to reach the 10 percent goal in 1999, but we believe the Company is definitely on track to meet this long-term objective.

Our strategy for 1999 is to expand the product line through major line extensions and improvements to existing products. There is also the potential for a major new product launch in late 1999 or early 2000. While our overall sales growth will not match the exceptional growth rate for 1998, our marketing strategies should provide good momentum for the year.

Sincerely,


/s/ R. A. Davies, III

R. A. Davies, III
President and Chief Executive Officer
January 27, 1999

THE COMPANY'S BUSINESS IS ORGANIZED INTO TWO SEGMENTS, CONSUMER PRODUCTS AND SPECIALTY PRODUCTS. EACH SEGMENT, COMPRISED OF THREE PRODUCT LINES, SHARES COMMON SERVICES AND IS MANAGED AS A SINGLE BUSINESS UNIT.

--------------------------------------------------------------------------------
                                 PRODUCT CHART
--------------------------------------------------------------------------------


================================================================================
CONSUMER PRODUCTS

--------------------------------------------------------------------------------
ORAL AND PERSONAL CARE PRODUCTS
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
ARM & HAMMER DENTAL CARE
Toothpaste

PEROXICARE(R) Toothpaste

ARM & HAMMER ADVANCE WHITE
Toothpaste

ARM & HAMMER DENTAL CARE Gum

ARM & HAMMER
Deodorant Anti-Perspirant
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
DEODORIZING PRODUCTS
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
ARM & HAMMER Baking Soda

ARM & HAMMER
Carpet & Room Deodorizer

ARM & HAMMER
Deodorizing Air Freshener

ARM & HAMMER SUPER SCOOP
Clumping Litter

ARM & HAMMER
Cat Litter Deodorizer
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
LAUNDRY AND HOUSEHOLD CLEANERS
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
ARM & HAMMER
Powder Laundry Detergent

ARM & HAMMER
Liquid Laundry Detergent

ARM & HAMMER Washing Soda

ARM & HAMMER FRESH `N SOFT
Dryer Sheets

BRILLO Soap Pads

SNO BOL Toilet Bowl Cleaner
PARSONS' Ammonia
CAMEO(R) Metal Cleaner
--------------------------------------------------------------------------------


================================================================================
SPECIALTY PRODUCTS

--------------------------------------------------------------------------------
SPECIALTY CHEMICALS
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
ARM & HAMMER
Sodium Bicarbonate

ARM & HAMMER
Ammonium Bicarbonate

ARMAND(R) Potassium Carbonate
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
ANIMAL NUTRITION
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
ARM & HAMMER
Feed Grade Sodium Bicarbonate

MEGALAC Rumen Bypass Fat

SQ-810(R) Rumen Buffer
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
SPECIALTY CLEANERS
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
ARMEX Blast Media

ARMAKLEEN Aqueous Cleaner
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                CONSUMER PRODUCTS
--------------------------------------------------------------------------------

                         ORAL AND PERSONAL CARE PRODUCTS


                          ARM & HAMMER DENTAL CARE GUM

THE FIRST GUM SOLD IN THE TOOTHPASTE AISLE IS GREAT-TASTING AND... CLINICALLY PROVEN TO REDUCE DENTAL PLAQUE UP TO 25 PERCENT AFTER FOUR WEEKS OF DAILY CHEWING.

                               [GRAPHIC OMITTED]


                     ARM & HAMMER ADVANCE WHITE TOOTHPASTE

WHITER TEETH WITH ONE TUBE! A BREAKTHROUGH BAKING SODA DENTIFRICE PENETRATES TINIEST CREVICES TO CLEAN AWAY PLAQUE AND DEEP STAIN... PACKAGED WITH A SHADE GUIDE TO PROVE IT.

                               [GRAPHIC OMITTED]


                        ARM & HAMMER ADVANCED DEODORANCY

SLEEK BLACK-CAPPED APPLICATORS DISTINGUISH ADVANCED DEODORANCY, A NEW PRODUCT COMBINING LONGER LASTING SCENTS WITH BAKING SODA'S ABILITY TO ABSORB ODOR INSTEAD OF COVERING IT UP.

                               [GRAPHIC OMITTED]

--------------------------------------------------------------------------------
                                CONSUMER PRODUCTS
--------------------------------------------------------------------------------

                              DEODORIZING PRODUCTS


                      ARM & HAMMER SUPER SCOOP CAT LITTER

GREAT MEWS FOR THE LITTER BOX! BAKING SODA, THE WORLD'S MOST PROVEN DEODORIZER, PAIRS WITH A POWERFUL HARD-AND-FAST CLUMPING SYSTEM TO LOCK IN ODORS BEFORE THEY ESCAPE INTO THE HOME.

                               [GRAPHIC OMITTED]


                            ARM & HAMMER BAKING SODA

A REDESIGNED COOL-BLUE FRIDGE-N-FREEZER FRESHENER DOUBLES BAKING SODA EXPOSURE TO ABSORB ODORS AND KEEP FOOD FRESH. ONCE EASY-TEAR PANELS ARE REMOVED, FLOW-THROUGH CLOTH FILTERS PREVENT SPILLAGE.

                               [GRAPHIC OMITTED]


                     ARM & HAMMER CARPET & ROOM DEODORIZER

THE INNOVATIVE LASTING SCENT LINE, WITH TWO HIGH-QUALITY FLORAL FRAGRANCES, HELPED RESTORE THE BRAND TO ITS RANK OF NUMBER 1 CONSUMER PREFERENCE IN THE CATEGORY.

                               [GRAPHIC OMITTED]

--------------------------------------------------------------------------------
                                CONSUMER PRODUCTS
--------------------------------------------------------------------------------

                         LAUNDRY AND HOUSEHOLD CLEANERS


                      ARM & HAMMER LIQUID LAUNDRY DETERGENT

THE POPULAR NEW 200-OUNCE JUMBO-SIZE BOTTLE OFFERS A CHOICE OF TWO SIGNIFICANTLY IMPROVED LAUNDRY FORMULATIONS.

                               [GRAPHIC OMITTED]


                                BRILLO SOAP PADS

NEW BRILLO STEEL WOOL SOAP PADS ARE 60 PERCENT STRONGER, LOADED WITH SOAP, AND LONGER LASTING.

                               [GRAPHIC OMITTED]


                     ARM & HAMMER FRESH 'N SOFT DRYER SHEETS

BRAND-NEW! THIS SUPERIOR PRODUCT FOR CONTROLLING STATIC CLING REPLACES TWO ESTABLISHED FABRIC SOFTENER BRANDS, ARM & HAMMER AND TOSS 'N SOFT.

                               [GRAPHIC OMITTED]

--------------------------------------------------------------------------------
                               SPECIALTY PRODUCTS
--------------------------------------------------------------------------------

                               SPECIALTY CHEMICALS

                         ARM & HAMMER SODIUM BICARBONATE

RECOGNIZED WORLDWIDE FOR THE PUREST SODIUM BICARBONATE FOR USE IN KIDNEY DIALYSIS TREATMENTS, THE ARM & HAMMER BRAND ENJOYS A UNIQUE ALLIANCE WITH MEDICAL EXPERTS, PROVIDING TRAINING AND HEALTHCARE INFORMATION TO BOTH PROFESSIONALS AND PATIENTS.

                                [GRAPHIC OMITTED]


                                ANIMAL NUTRITION

                            MEGALAC RUMEN BYPASS FAT

DECADES OF ANIMAL NUTRITION RESEARCH HAVE LED TO SIGNIFICANT BREAKTHROUGHS IN IMPROVING MILK PRODUCTION, SUCH AS MEGALAC RUMEN BYPASS FAT AND OTHER VALUE-ADDED PRODUCTS. EXPERT TECHNICAL ADVICE AND EDUCATIONAL MATERIALS ARE ONLY A PHONE CALL AWAY.

                               [GRAPHIC OMITTED]


                               SPECIALTY CLEANERS

                        ARMAKLEEN LIQUID AQUEOUS CLEANER

A STRENGTHENED JOINT VENTURE WITH SAFETY-KLEEN CORP., A WORLD LEADER IN INDUSTRIAL CLEANING, PARTNERS THEIR EXCELLENT SALES ORGANIZATION WITH OUR PROPRIETARY AQUEOUS CLEANING TECHNOLOGY TO BUILD AN ENVIRONMENTALLY SUPERIOR SPECIALTY CLEANING BUSINESS, INCLUDING AQUAWORKS(TM) AND ARMAKLEEN LIQUID.

                               [GRAPHIC OMITTED]

--------------------------------------------------------------------------------
                                 PRODUCT REVIEW
--------------------------------------------------------------------------------

ORAL AND PERSONAL CARE PRODUCTS Our oral care innovation of the year was the national introduction of ARM & HAMMER DENTAL CARE, The Baking Soda Gum(TM), the first gum sold in the toothpaste aisle and a companion product to ARM & HAMMER DENTAL CARE toothpastes. Pioneering a new oral care category, the baking soda-based sugar-free gum is clinically proven to reduce plaque up to 25 percent after four weeks of daily chewing, and keeps teeth white and mouth fresh between brushings. Reaching full national distribution in Second Quarter 1998, the premium-priced gum, available in three flavors in 12-piece sleeves and 36-piece multi-packs, is sold in food, drug, mass and, since early 1999, in convenience stores. The new product launch was supported by a fully integrated marketing program which began with a professional dental campaign, followed by extensive consumer sampling, coupons and national television advertising. Our results to date are encouraging, and this new product materially strengthens our oral care strategy.

Competition in the toothpaste category was extremely intense, with heavy marketing expenditures and new line extensions by major competitors eroding the market shares of ARM & HAMMER DENTAL CARE and other existing brands.

The foundation for ARM & HAMMER DENTAL CARE toothpaste strategy is Serious Oral Care. New clinical studies, presented in June 1998 at a symposium at Tufts University School of Dental Medicine, confirm that our patented high-content baking soda formulations clean away plaque, reduce deep tooth stains and leave teeth whiter than regular toothpastes. A major television advertising campaign presented this new evidence to consumers in Second Half 1998.

To strengthen our position in the important and rapidly growing whitening segment of the toothpaste market, we introduced in late 1998 ARM & HAMMER ADVANCE WHITE, based on baking soda's natural whitening power in combination with other ingredients. This premium-priced line, available in three forms... baking soda and peroxide, baking soda plus Tartar Control and baking soda plus Gel, is packaged with a Shade Guide to help consumers see the gradual change in tooth color. A dramatic television commercial incorporating the clinical copy points, ends with the tagline, "Whiter teeth with just one tube, guaranteed!" To regain ground lost in category position, we will continue substantial advertising and promotion throughout 1999.

In the deodorant anti-perspirant category, we introduced late in the year ARM & HAMMER ADVANCED DEODORANCY(TM), a product line upgrading our stick deodorant in three longer-lasting scents, each packaged in wide solid applicators. Television commercials emphasize baking soda's ability to absorb and eliminate odors and not just cover them up.

DEODORIZING PRODUCTS Our major new household product, ARM & HAMMER SUPER SCOOP, The Baking Soda Cat Litter was launched in late 1997 to compete in the clumping segment of the cat litter market. Now available in three package sizes ranging from seven pounds to 21 pounds, the product is sold in food, mass and pet specialty outlets. Heavy consumer promotion, including high-impact color inserts in major market newspapers, coupon offers and television advertising continued throughout 1998. A new 30-second commercial graphically illustrates baking soda-enhanced SUPER SCOOP's superior hard-and-fast single-clump action, compared to ordinary clumping litter.

--------------------------------------------------------------------------------
                               CONSUMER PRODUCTS
--------------------------------------------------------------------------------

After five years of near-static sales, venerable ARM & HAMMER Baking Soda, the Company's flagship product, is again on television channels promoting its core use of refrigerator deodorization. In development for many months, the redesigned blue FRIDGE-N-FREEZER FRESHENER, launched in January 1999, features flow-through front and back panels, doubling baking soda exposure to absorb odors and keep food tasting fresh. The new package launch will be advertised with a "Change Your Box With The Clocks" reminder message, supplemented by ongoing spokesperson media tours.

In mid-1998, ARM & HAMMER Carpet and Room Deodorizers regained category leadership. A major contributor to this success is our television commercial featuring playful puppies rolling over and sitting on carpets, delivering the message that "if you've got pets and a carpet, you need ARM & HAMMER Super Pet Fresh(R)." Mid-summer, we introduced LASTING SCENT, a new line appealing to consumers who prefer stronger fragrances, which reached national distribution early in 1999. Our focus in the year ahead will be the lasting fragrance segment as well as our thriving base business, particularly eliminating tough pet odors.

In September 1998, we announced a licensing agreement with Florida-based Flanders Corporation to use the ARM & HAMMER brand name for a high-end line of residential air filters. Flanders will manufacture, market and distribute premium-priced air filters infused with ARM & HAMMER Baking Soda in a proprietary process proven to remove household odors for up to three months.

LAUNDRY AND HOUSEHOLD CLEANING PRODUCTS The ARM & HAMMER laundry detergent business enjoyed an excellent year in sales growth. In the Second Quarter, we completed the introduction of a reformulated liquid laundry detergent with significantly improved cleaning performance as well as a new fresh fragrance. We also introduced a new 200-ounce bottle with the improved ARM & HAMMER Ultra formulation, followed by a second liquid detergent choice, Bleach Alternative. ARM & HAMMER Powder Laundry Detergent currently ranks 2 on a washload basis in food store sales. We expect to continue marketing support for both products in 1999 with coupon offers in major newspapers, and supplementary merchandising aid to the trade.

ARM & HAMMER FRESH 'N SOFT Dryer Sheets joined the ARM & HAMMER family of laundry products in January 1999, and will be incorporated in store displays and laundry detergent promotions. Available in two scents and in 20-, 40- and 100-count packages, this new product for controlling static cling replaces two established brands in the fabric softener category, ARM & HAMMER and the TOSS 'N SOFT brand we acquired in early 1998.

The new BRILLO Soap Pads for cleaning and shining pots and pans were launched in First Quarter 1999. Sixty percent stronger and longer lasting, the reformulated pads contain more soap than competitive products, are rust-resistant, and are available with lemon scent as well as regular. A new production line at our London, Ohio, manufacturing plant assures efficient and top quality packaging. The redesigned BRILLO box carries the ARM & HAMMER logo and Environmental Commitment. Television advertising, including Hispanic outlets, and newspaper couponing are expected to increase sales as BRILLO expands nationally to western markets.

--------------------------------------------------------------------------------
                               SPECIALTY PRODUCTS
--------------------------------------------------------------------------------

SPECIALTY CHEMICALS Church & Dwight has long been the world's leading supplier of sodium bicarbonate for both consumer and industrial applications. In recent years, the Company's focus has shifted more and more to high-value uses such as healthcare which require exceptional purity, special granulations and a high level of technical expertise. A major step in supporting this initiative was the decision in 1997 to commit $7.3 million to fund the modernization of our sodium bicarbonate plant in Green River, Wyoming, which became operational in First Quarter 1999. In September, we announced a plan to again increase the Company's annual sodium bicarbonate capacity, this time from 440,000 to 520,000 short tons by the year 2000.

The Armand Products joint venture remains the worldwide leader in potassium carbonate production. The major product use is in the manufacture of video glass for television sets and personal computers. U.S. demand declined during the year due to imports of finished products from the Far East.

Overseas, Brotherton Speciality Products, Ltd., our United Kingdom subsidiary, had another successful year and expanded its product line of ammonium- and potassium-based specialty chemicals. Our Brazilian affiliate, QGN/Carbonor, in which we have a 40 percent interest, grew its sodium bicarbonate business in a difficult year for the Brazilian economy.

ANIMAL NUTRITION PRODUCTS Animal nutrition products had an excellent year, led by strong growth in MEGALAC Rumen Bypass Fat and the new value-added MEGALAC products. Based on this increased demand, we are expanding the MEGALAC plant at our Old Fort, Ohio, facility; additional capacity will be available in Third Quarter 1999. In mid-1998, we also announced a joint venture with Agway, Inc., a leading agricultural cooperative, and Compton & Associates, a consulting firm specializing in the food business. The new enterprise, named LifeRight Foods LLC, will use technologies owned by Church & Dwight and Agway to develop nutritionally enhanced feeds made from natural ingredients, initially for the dairy and poultry industries.

SPECIALTY CLEANERS Early in 1999, we sold the equipment portion of ARMEX Cleaning and Coating Removal Systems, our environmentally superior soda blasting business for the removal of paints and process residues, to U.S. Filter Corporation. Under this transaction, we retain our interest in the ARMEX Soluble Blast Media business for which U. S. Filter will become a distributor.

We also took steps to significantly extend our alliance with Safety-Kleen Corp., the nation's foremost industrial parts cleaning company, to build a specialty cleaning business based on our proprietary aqueous cleaning technology and their excellent selling and distribution capabilities. The new joint venture, named ArmaKleen Company and headquartered in Princeton, New Jersey, will focus on developing environmentally superior aqueous-based specialty cleaning products to replace hydrocarbon-based solvents, which have been already banned by legislation in some states. Our existing AquaWorks business with Safety-Kleen, as well as ARMAKLEEN Liquid and ARMEX Soluble Blast Media product lines, will be folded into the venture.

CHURCH & DWIGHT CO., INC. AND SUBSIDIARIES
Eleven-Year Financial Review
(Dollars in millions, except per share data)

Operating Results                          1998          1997          1996          1995          1994          1993          1992
====================================================================================================================================
Net sales:
Consumer Products                      $  560.2         459.0         417.6         380.6         393.0         410.4         409.3
Specialty Products                        124.2         115.9         110.2         105.2          98.0          97.3          87.2
Total                                     684.4         574.9         527.8         485.8         491.0         507.7         496.5
------------------------------------------------------------------------------------------------------------------------------------
Marketing                              $  182.2         148.3         136.3         120.0         131.3         126.3         123.0
------------------------------------------------------------------------------------------------------------------------------------
Research & development                 $   16.4          15.8          17.8          18.5          20.6          21.2          17.8
------------------------------------------------------------------------------------------------------------------------------------
Income from operations                 $   42.5          30.6          27.3           8.4           1.5          35.6          37.7
------------------------------------------------------------------------------------------------------------------------------------
Net income                             $   30.3          24.5          21.2          10.2           6.1          26.3          29.5
------------------------------------------------------------------------------------------------------------------------------------
% of sales                                  4.4%          4.3%          4.0%          2.1%          1.2%          5.2%          5.9%
====================================================================================================================================
Net income per share - basic           $   1.56          1.26          1.09           .52           .31          1.30          1.45
====================================================================================================================================
Net income per share - diluted         $   1.51          1.23          1.08           .51           .31          1.28          1.42
====================================================================================================================================

Financial Position
====================================================================================================================================
Total assets                           $  391.4         351.0         308.0         293.2         294.5         281.7         261.0
Total debt                                 48.8          39.5           7.5          12.5          32.5           9.6           7.7
Stockholders' equity                      194.8         179.3         165.3         153.7         153.9         169.4         159.1
------------------------------------------------------------------------------------------------------------------------------------
Total debt as a %
    of total capitalization                  20%           18%            4%            8%           17%            5%            5%
------------------------------------------------------------------------------------------------------------------------------------
Working capital                        $   42.6          23.2          36.8          22.1          23.4          54.6          40.7
------------------------------------------------------------------------------------------------------------------------------------
Current ratio                               1.3           1.2           1.4           1.2           1.2           1.8           1.5
====================================================================================================================================

Other Data
====================================================================================================================================
Average common shares
    outstanding-basic (In thousands)     19,367        19,461        19,534        19,567        19,706        20,223        20,338
------------------------------------------------------------------------------------------------------------------------------------
Return on average
    stockholders' equity                   16.2%         14.2%         13.3%          6.6%          3.8%         16.0%         19.8%
------------------------------------------------------------------------------------------------------------------------------------
Return on average capital                  13.1%         12.5%         12.5%          5.8%          3.3%         15.2%         18.8%
------------------------------------------------------------------------------------------------------------------------------------
Cash dividends paid                    $    9.3           9.0           8.6           8.6           8.7           8.5           7.7
------------------------------------------------------------------------------------------------------------------------------------
Cash dividends paid
    per common share                   $    .48           .46           .44           .44           .44           .42           .38
------------------------------------------------------------------------------------------------------------------------------------
Stockholders' equity
    per common share                   $  10.09          9.23          8.50          7.87          7.88          8.43          7.82
------------------------------------------------------------------------------------------------------------------------------------
Additions to property,
    plant and equipment                $   27.1           9.9           7.1          19.7          28.4          28.8          12.5
------------------------------------------------------------------------------------------------------------------------------------
Depreciation and
    amortization                       $   16.5          14.2          13.6          13.1          11.7          10.6           9.8
------------------------------------------------------------------------------------------------------------------------------------
Employees at year-end                     1,127         1,137           937           941         1,028         1,096         1,092
Statistics per employee:
(In thousands)
    Sales                              $    607           506           563           516           478           463           455
    Operating earnings                       38            27            29             9             1            33            35
====================================================================================================================================

Operating Results                          1991          1990          1989          1988
==========================================================================================
Net sales:
Consumer Products                         386.1         331.1         295.6         249.4
Specialty Products                         80.7          80.2          75.8          82.1
Total                                     466.8         411.3         371.4         331.5
------------------------------------------------------------------------------------------
Marketing                                  94.9          71.3          45.9          38.7
------------------------------------------------------------------------------------------
Research & development                     13.4          12.3           7.9           6.3
------------------------------------------------------------------------------------------
Income from operations                     34.0          28.9          25.2          23.6
------------------------------------------------------------------------------------------
Net income                                 26.5          22.5           8.6          16.5
------------------------------------------------------------------------------------------
% of sales                                  5.7%          5.5%          2.3%          5.0%
==========================================================================================
Net income per share - basic               1.29          1.05           .42           .75
==========================================================================================
Net income per share - diluted             1.29          1.05           .41           .74
==========================================================================================

Financial Position
==========================================================================================
Total assets                              244.3         249.2         242.5         241.7
Total debt                                  7.8          31.0          53.6          57.0
Stockholders' equity                      139.2         118.7         111.6         112.0
------------------------------------------------------------------------------------------
Total debt as a %
    of total capitalization                   5%           21%           32%           34%
------------------------------------------------------------------------------------------
Working capital                            34.1          46.1          66.8          58.8
------------------------------------------------------------------------------------------
Current ratio                               1.4           1.6           2.2           2.2
==========================================================================================

Other Data
==========================================================================================
Average common shares
    outstanding-basic (In thousands)     19,831        20,455        20,728        21,985
------------------------------------------------------------------------------------------
Return on average
    stockholders' equity                   20.5%         19.5%          7.7%         14.4%
------------------------------------------------------------------------------------------
Return on average capital                  17.8%         14.3%          5.2%          9.6%
------------------------------------------------------------------------------------------
Cash dividends paid                         6.7           6.1           5.4           5.1
------------------------------------------------------------------------------------------
Cash dividends paid
    per common share                        .34           .30           .26           .23
------------------------------------------------------------------------------------------
Stockholders' equity
    per common share                       6.85          5.87          5.39          5.35
------------------------------------------------------------------------------------------
Additions to property,
    plant and equipment                    19.3          10.0          10.4          11.3
------------------------------------------------------------------------------------------
Depreciation and
    amortization                            9.5           8.9           8.5           8.2
------------------------------------------------------------------------------------------
Employees at year-end                     1,081           994         1,070         1,000
Statistics per employee:
(In thousands)
    Sales                                   432           414           347           332
    Operating earnings                       31            29            24            24
==========================================================================================

FINANCIAL REVIEW

The Financial Review discusses the Company's performance for 1998 and compares it to previous years. This Review is an integral part of the Annual Report and should be read in conjunction with all other sections.

1998 COMPARED TO 1997

Net Sales

Net sales increased 19.0% in 1998 primarily due to growth in the Consumer Products business.

Consumer Products were up 22.0% reflecting the introduction of two new major Consumer Products, SUPER SCOOP Cat Litter, in last year's third quarter and ARM & HAMMER DENTAL CARE Gum, in early 1998. The acquisition of BRILLO Soap Pads and certain other brands in late 1997 also contributed to the sales growth. In the established consumer business, higher sales of laundry and deodorizing products were partially offset by lower toothpaste sales.

Specialty Products were up 7.1% led by higher sales of animal nutrition products, particularly MEGALAC Rumen Bypass Fat.

Operating Costs

The Company's gross margin decreased .5 points to 44.7%, reflecting the change in sales mix, especially the higher laundry and lower toothpaste sales, partially offset by lower manufacturing costs.

Advertising, consumer and trade promotion expenses increased $34.0 million to $182.2 million. The introductory costs of advertising and promoting ARM & HAMMER DENTAL CARE Gum were the most significant factors behind this increase. Other factors contributing to this increase included the full-year effect of advertising SUPER SCOOP Cat Litter, and promotion costs in support of BRILLO Soap Pads.

Selling, general and administrative expenses were slightly higher primarily as a result of personnel-related costs in support of new business initiatives and brokerage commissions related to higher sales. These increases were mostly offset by a reduction in the net cost of information systems. At the beginning of 1998, the Company adopted a new AICPA accounting statement which requires companies to capitalize certain costs of developing computer software for internal use. The amount capitalized, net of amortization, was $4.7 million which reflected an unusually high level of software spending on a major company-wide information system implemented during 1998. If the same policy had been in effect in the previous year, the amount capitalized that year would have been about $4.0 million.

During the second quarter of 1998, the Company recognized a one-time gain from the sale of research & development technology for $3.5 million.

In the final quarter of 1998, the Company closed its small sodium bicarbonate plant in Venezuela after determining that market conditions could no longer support it. The facility produced 1998 sales of $2.3 million and was unprofitable. The closure involved a $2.8 million pre-tax write-off.

Other Income and Expenses

The Armand Products Company, our potassium carbonate joint venture with Occidental Chemical Corporation, saw a 2.8% sales decline driven by an increase in imports of finished products from the Far East as the dollar strengthened against Asian currencies. The slightly lower profitability on the lower sales of this joint venture, together with a break-even result from our 40% equity interest in a Brazilian chemical company, were the primary reasons for the $.8 million decrease in equity income.

Investment income was lower than a year ago as a result of a lower amount of average cash available for investment.

Other expenses in 1998 were largely the result of foreign exchange losses, which include translation losses incurred by our Venezuelan subsidiary due to the devaluation of the local currency.

Interest expense in 1998 was approximately $1.7 million higher than the previous year and was the result of an increase of the debt incurred to finance the purchase of new product lines in the third quarter of 1997 and the first quarter of 1998. Furthermore, additional financing was required to fund the acquisition of the Lakewood plant and a relatively large capital expenditure program.

Taxation

The effective tax rate for 1998 was 34.4%, compared to 36.7% in the previous year. The lower effective rate is primarily due to the utilization of tax losses of our Venezuelan subsidiary that could not be utilized in prior years.

Net Income and Earnings Per Share

The Company's net income for 1998 was $30.3 million, equivalent to diluted earnings of $1.51 per share, compared to $24.5 million or $1.23 per share in 1997.

1997 COMPARED TO 1996

Net Sales

Net sales increased 8.9% in 1997 primarily due to growth in the Consumer Products business.

Consumer Products were up 9.9% mainly on higher sales of ARM & HAMMER Laundry Detergent products, the national introduction of SUPER SCOOP Cat Litter and the addition of five product lines, including BRILLO, acquired in late August. Of the major personal care product lines, ARM & HAMMER Deodorant Anti-Perspirant sales were higher, and ARM & HAMMER DENTAL CARE toothpaste sales were lower, than in the previous year.

Specialty Products were up 5.2% led by higher sales of animal nutrition products, as well as continued growth of the new specialty cleaning product line.

Operating Costs

The Company's gross margin decreased slightly to 45.2%. A major favorable factor was the reduction in manufacturing costs resulting from cost improvement programs, which included plant reorganization activities initiated in the latter part of 1996, as well as the final rollout of a reformulated laundry detergent powder in the second quarter of 1997. This margin improvement, however, was more than offset by higher manufacturing costs of ARM & HAMMER DENTAL CARE toothpaste related to a major buy-one-get-one-free promotion during the year.

Advertising, consumer and trade promotion expenses increased $12.0 million to $148.3 million. This increase largely stemmed from higher introductory launch costs of SUPER SCOOP Cat Litter and test market costs associated with ARM & HAMMER DENTAL CARE Gum.

Selling, general and administrative expenses increased primarily as a result of higher information systems costs related to the installation of a new logistics system and initial spending on a new enterprise package, as well as additional personnel costs in support of new business initiatives. Lower research & development spending on the Xosten drug development program was partially offset by higher research & development spending on Consumer and Specialty Products.

Other Income and Expenses

The Armand Products Company saw a 4% sales increase driven by higher export business. The resulting profitability improvement from this joint venture activity, along with a partial year contribution from our 40% equity interest in a Brazilian chemical company, were the primary reasons for the $.9 million increase in equity income.

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

Interest expense in 1997 was approximately $.6 million higher than in the previous year and was the result of using short-term debt to finance the purchase of the five brands in late August.

Taxation

The effective tax rate for 1997 was 36.7%, compared to 36.0% in the previous year. The increase in the effective rate is primarily due to a higher effective state tax rate.

Net Income and Earnings Per Share

The Company's net income for 1997 was $24.5 million, equivalent to diluted earnings of $1.23 per share, compared to $21.2 million or $1.08 per share in 1996.

LIQUIDITY AND CAPITAL RESOURCES

The Company's balance sheet was strong at both the 1998 and 1997 year-end. The net debt position, after deducting cash and short-term investments, increased to $30.6 million at December 31, 1998 from $20.6 million at the year-end 1997.

In 1998, operating cash flow was $50.1 million. Major factors contributing to the cash flow from operating activities included higher operating earnings before non-cash charges for depreciation and amortization, offset by an increase in accounts receivable related to the higher sales. Operating cash flow together with additional net borrowings of $9.3 million were used to fund capital expenditures associated mainly with the installation of the new enterprise software system and related hardware additions, plant modernization and cat litter capacity projects at Green River, and new packaging equipment in support of the BRILLO Soap Pad line at our London, Ohio, plant. Other major uses of cash included the expenditures related to the Lakewood plant acquisition, the early 1998 acquisition of the TOSS `N SOFT product line, and the purchase of 347,000 shares of treasury stock and cash dividends.

The Company has a total debt-to-capital ratio of approximately 20%. At December 31, 1998 the Company had $56.5 million of additional borrowing capacity available through short-term lines of credit and another $1.5 million under a revolving credit facility. Capital expenditures in 1999 are expected to be lower than in 1998, but may be moderately higher than the level of depreciation and amortization. Management believes that operating cash flow, coupled with the Company's access to credit markets, will be more than sufficient to meet the anticipated cash requirements for the coming year.

In 1997, operating cash flow was almost $18 million. Major factors contributing to the cash flow from operating activities included higher operating earnings, non-cash charges for depreciation and amortization, offset by a higher working capital position resulting from an increase in accounts receivable on the higher sales, and higher inventories for new and acquired products. Operating cash flow together with short-term borrowings of $32 million were mainly used to fund the $31 million purchase of the five brands, and to finance the $10 million investment in a Brazilian chemical company. In addition, cash flow was used to fund capital expenditures, pay cash dividends and acquire 116,000 shares of treasury stock.

OTHER ITEMS

New Accounting Pronouncement

In June 1998, The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS 133") "Accounting for Derivative Instruments and Hedging Activities." The Company is required to adopt the provisions of this Statement in the 2000 year-end financial statements. This Statement requires that all derivatives be recorded in the balance sheet as either an asset or liability measured at fair value. The Statement requires that changes in a derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. The Company is in the process of evaluating this Statement and has not yet determined the future impact on the Company's consolidated financial statements.

Year 2000

Like most other companies, Church & Dwight has established a Y2K project plan that covers both traditional computer systems and infrastructure ("IT systems") and computer-based manufacturing and related systems ("non-IT systems"). The general phases of the Y2K project common to both types of systems are: inventorying Y2K items; assigning priorities to identified items; assessing the Y2K compliance of items determined to be material to the Company; remediation (repairing or replacing) of material items that are determined not to be Y2K compliant; testing material items; and designing and implementing contingency and business continuation plans.

With regard to IT systems, the Company completed and implemented a new enterprise software package from SAP America, Inc. on April 27, 1998. The installation of this Y2K compliant software package substantially replaced the core transaction processing and recording capabilities of our older non-compliant IT systems. The remaining IT systems that are material to the effective management of the business have been inventoried, prioritized, and assessed, and repair or replacement and testing activities are planned to be complete by the third quarter of 1999.

Non-IT systems, which include manufacturing equipment with embedded microprocessors, have been inventoried and priorities have been assigned to identified items. Assessment, implementation and testing of required changes to critical systems are expected to be complete by late 1999, but the work is ongoing.

The Company is in contact with its major customers and is contacting vendors and others on whom it relies to assure that their systems will be converted. However, there can be no assurance that the systems of other companies will be timely converted and there is no way to predict what impact, if any, this will have on the Company's operations.

Total expenditures incurred on Y2K-related projects through the fourth quarter of 1998 are estimated at approximately $11 million. While the costs of the remaining required changes are not yet fully known, we expect the total estimated costs of the Y2K-related projects to be in the $13 million to $14 million range.

The failure to correct a material Y2K problem could result in an interruption in, or failure of, certain normal business activities or operations. Such failures could materially and adversely affect the Company's results of operations, liquidity and financial condition. Due to the general uncertainty inherent in the Y2K problem resulting in part from the uncertainty of the Y2K readiness of third-party suppliers and customers, the Company is unable to determine at this time whether the consequences of Y2K failures will have a material impact on the Company's results of operations, liquidity or financial condition. The Y2K Project is expected to reduce, but not necessarily eliminate, the Company's uncertainty about the Y2K problem.

Contingency and business continuation plans to protect the Company from Y2K-related interruptions are being developed. These plans will be completed during 1999 and will include development of back-up procedures, identifications of alternate suppliers and possible increases in inventory levels. The Company believes, however, that due to the widespread nature of potential Y2K issues, the contingency planning process is an ongoing one which will require further modifications as the Company obtains additional information regarding its own internal systems and equipment needs determined during the remediation and testing phases of its Y2K project, and the status of third-party Y2K readiness.

Year 2000 Forward-Looking Statement

The preceding Y2K discussion contains various forward-looking statements which represent the Company's beliefs or expectations regarding future events. These statements include, without limitation, the Company's expectations as to when it will complete the remediation and testing phases of its Y2K project plan; its estimated cost of achieving Y2K readiness; and the Company's belief that its internal systems and equipment will be Y2K-compliant in a timely manner. All forward-looking statements involve a number of risks and uncertainties that could cause the actual results to differ materially from the projected results. Factors that may cause these differences include, but are not limited to, the availability of qualified personnel and other information technology resources; the ability to identify and remediate all date-sensitive lines of computer code or to replace embedded computer chips in affected systems or equipment; and the actions of other third parties with respect to Y2K problems. In addition, disruptions in the economy generally resulting from the Y2K issues also could materially and adversely affect the Company.

Competitive Environment

The Company operates in highly competitive consumer-product markets, in which cost efficiency and innovation are critical to success.

Most of the Company's laundry and household cleaning products are sold as value brands, which makes their cost position especially important. To stay competitive in this category, the Company completed its rollout of a reformulated liquid laundry detergent product in 1998, and, in early 1999, began a $6 million project to modernize and upgrade our powder laundry detergent plant at Green River, Wyoming. Once this project is completed in late 1999, we expect to concentrate all powder laundry detergent production at Green River, thereby improving upon our cost position.

The Company has been very successful in recent years in entering the oral care and personal care and deodorizing businesses using the unique strengths of its ARM & HAMMER trademark and baking soda technology. These are highly innovative markets, characterized by a continuous flow of new products and line extensions, and requiring heavy advertising and promotion.

In 1998, the Company made an important addition to the oral care product line with the introduction of ARM & HAMMER DENTAL CARE Gum. This introduction is considered a success but, as the category is new, it is too early to know how successful the product will be in the long term. In the toothpaste category, sales fell as larger competitors introduced major new line extensions supported by historically high levels of advertising and promotion spending. To strengthen our position in the category, the Company is introducing into the important whitening segment of the market ARM & HAMMER ADVANCE WHITE, a new product line based on the whitening power of baking soda in combination with other ingredients. The Company anticipates that marketing spending levels will remain high in 1999.

The major activity in the deodorizing product line for 1998 was the continuation of the SUPER SCOOP Cat Litter launch, which first began in late 1997. This introduction is also considered a success, but the product will need continued support as distribution is expanded. In 1999, the Company is introducing two major line extensions in the deodorizing area: ARM & HAMMER Baking Soda FRIDGE-N-FREEZER FRESHENER and ARM & HAMMER Carpet Deodorizer LASTING SCENT. These introductions usually involve heavy marketing costs in the year of launch, and the eventual success of these line extensions will not be known for some time.

In the Specialty Products business, competition within the two major product categories, sodium bicarbonate and potassium carbonate, remained intense in 1998. Sodium bicarbonate sales have been impacted for several years by a nahcolite-based sodium bicarbonate manufacturer which has been operating at the lower end of the business and is now making an effort to enter the higher end. To strengthen its competitive position, the Company has recently completed the modernization of its Green River facility to provide better availability of specialized grades, and is also increasing its R & D spending on health care, food processing and other high-end applications. As for potassium carbonate, the Company expects imports of video glass from the Far East to affect U.S. demand in 1999 as it did in 1998.

During the year, the Company continued to pursue opportunities to build a specialized industrial cleaning business using our aqueous-based technology. In early 1999, the Company extended its alliance with Safety-Kleen Corp. to build a specialty cleaning products business based on our technology and their sales and distribution organization. While this opportunity holds great promise, the outcome may not be known for some time.

Cautionary Note on Forward-Looking Statements

This Annual Report contains forward-looking statements relating, among others, to financial objectives, sales growth and cost reduction programs. Many of these statements depend on factors outside the Company's control, such as economic conditions, market growth and consumer demand, competitive products and pricing, raw material costs and other matters. With regard to new product introductions, there is particular uncertainty related to trade, competitive and consumer reactions. There is also significant uncertainty in 1999 relating to the Y2K computer problem, including its effect on customers and suppliers. If the Company's assumptions are incorrect, or there is a significant change in some of these key factors, the Company's performance could vary materially from the forward-looking statements in this Report.

Common Stock Price Range and Dividends                         1998                                     1997
===========================================================================================================================
                                                Low            High        Dividend         Low         High       Dividend
---------------------------------------------------------------------------------------------------------------------------
1st Quarter                                 $   26 3/8      $  30 5/8      $   0.12      $  21 5/8    $  29       $    0.11
2nd Quarter                                     29 1/8         30 7/8          0.12         24 1/8       28 3/4        0.11
3rd Quarter                                     27 1/8         34 3/8          0.12         25 5/8       31            0.12
4th Quarter                                     27 1/2         36              0.12         26 7/8       32 3/4        0.12
---------------------------------------------------------------------------------------------------------------------------
Full Year                                   $   26 3/8      $  36          $   0.48      $  21 5/8    $  32 3/4   $    0.46
===========================================================================================================================

Based on composite trades reported by the New York Stock Exchange.

Approximate number of holders of Church & Dwight's Common Stock as of December 31, 1998: 10,000.

CHURCH & DWIGHT CO., INC. AND SUBSIDIARIES
Consolidated Statements of Income
(Dollars in thousands, except per share data)

Year ended December 31,                                             1998         1997         1996
==================================================================================================
Net Sales                                                      $ 684,393    $ 574,906    $ 527,771
Cost of sales                                                    378,604      314,821      288,295
--------------------------------------------------------------------------------------------------
Gross Profit                                                     305,789      260,085      239,476
Advertising, consumer and trade promotion expenses               182,206      148,254      136,308
Selling, general and administrative expenses                      81,824       81,275       75,905
Sale of technology                                                (3,500)          --           --
Plant shutdown                                                     2,766           --           --
--------------------------------------------------------------------------------------------------
Income from Operations                                            42,493       30,556       27,263
Equity in earnings of affiliates                                   5,276        6,057        5,140
Investment earnings                                                1,348        1,666        1,544
Other income (expense)                                              (278)       1,320         (424)
Interest expense                                                  (2,653)        (912)        (352)
--------------------------------------------------------------------------------------------------
Income before taxes                                               46,186       38,687       33,171
Income taxes                                                      15,897       14,181       11,943
==================================================================================================
Net Income                                                     $  30,289    $  24,506    $  21,228
==================================================================================================
Weighted average shares outstanding (in thousands) - Basic        19,367       19,461       19,534
Weighted average shares outstanding (in thousands) - Diluted      20,025       19,971       19,697
==================================================================================================
Net Income Per Share - Basic                                   $    1.56    $    1.26    $    1.09
Net Income Per Share - Diluted                                 $    1.51    $    1.23    $    1.08
==================================================================================================

See Notes to Consolidated Financial Statements

CHURCH & DWIGHT CO., INC. AND SUBSIDIARIES
Consolidated Balance Sheets
(Dollars in thousands)

==================================================================================
December 31,                                                     1998         1997
==================================================================================
Assets
==================================================================================
Current Assets
Cash and cash equivalents                                   $  16,189    $  14,949
Short-term investments                                          2,042        3,993
Accounts receivable, less allowances of $1,579 and $1,532      65,014       49,566
Inventories                                                    60,285       61,275
Current portion of notes receivable                             7,485        4,131
Deferred income taxes                                          10,535        9,802
Prepaid expenses                                                5,258        5,727
----------------------------------------------------------------------------------
Total Current Assets                                          166,808      149,443
----------------------------------------------------------------------------------
Property, Plant and Equipment (Net)                           161,712      142,343
Note Receivable from Joint Venture                              2,384        6,869
Equity Investment in Affiliates                                27,751       26,871
Long-term Supply Contracts                                      4,918        2,775
Intangibles and Other Assets                                   27,865       22,713
----------------------------------------------------------------------------------
Total Assets                                                $ 391,438    $ 351,014
==================================================================================

Liabilities and Stockholders' Equity
==================================================================================
Current Liabilities
Short-term borrowings                                       $  18,500    $  32,000
Accounts payable and accrued expenses                          98,069       92,090
Current portion of long-term debt                                 685          685
Income taxes payable                                            6,983        1,456
----------------------------------------------------------------------------------
Total Current Liabilities                                     124,237      126,231
----------------------------------------------------------------------------------
Long-term Debt                                                 29,630        6,815
Deferred Income Taxes                                          21,178       20,578
Deferred Liabilities                                            6,785        3,786
Nonpension Postretirement and Postemployment Benefits          14,770       14,263

Commitments and Contingencies

Stockholders' Equity
Preferred Stock-$1 par value
Authorized 2,500,000 shares, none issued                           --           --
Common Stock-$1 par value
Authorized 100,000,000 shares,
issued 23,330,494 shares                                       23,330       23,330
Additional paid-in capital                                     36,502       34,097
Retained earnings                                             218,618      197,622
Accumulated other comprehensive income (loss)                    (782)        (591)
----------------------------------------------------------------------------------
                                                              277,668      254,458
Common stock in treasury, at cost:
     4,019,505 shares in 1998 and
     3,893,155 shares in 1997                                 (82,281)     (74,568)
Due from officer                                                 (549)        (549)
----------------------------------------------------------------------------------
Total Stockholders' Equity                                    194,838      179,341
----------------------------------------------------------------------------------
Total Liabilities and Stockholders' Equity                  $ 391,438    $ 351,014
==================================================================================

See Notes to Consolidated Financial Statements

CHURCH & DWIGHT CO., INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flow
(Dollars in thousands)

Year ended December 31,                                             1998         1997         1996
==================================================================================================
Cash Flow From Operating Activities
==================================================================================================
Net Income                                                     $  30,289    $  24,506    $  21,228
Adjustments to reconcile net income to net
cash provided by operating activities:
  Depreciation, depletion and amortization                        16,503       14,158       13,624
  Loss on asset disposals                                          3,554           --          255
  Equity in earnings of affiliates                                (5,276)      (6,057)      (5,140)
  Deferred income taxes                                             (133)       2,733         (272)
  Other                                                               90          155          307
Change in assets and liabilities:
  Decrease in short-term investments                               1,951        1,018           16
  (Increase) decrease in accounts receivable                     (15,545)      (7,875)       2,793
  Decrease (increase) in inventories                               2,053       (7,108)      (7,437)
  Decrease (increase) in prepaid expenses                            455         (819)         397
  Increase (decrease) in accounts payable                          6,143       (1,118)       6,412
  Increase (decrease) in income taxes payable                      6,521       (3,683)         485
  Increase in other liabilities                                    3,505        1,650        1,076
--------------------------------------------------------------------------------------------------
Net Cash Provided by Operating Activities                         50,110       17,560       33,744

Cash Flow From Investing Activities
==================================================================================================
Additions to property, plant and equipment                       (27,123)      (9,918)      (7,114)
Distributions from affiliates                                      4,756        5,818        5,437
Investment in affiliate                                             (360)     (10,421)      (5,250)
Purchase of new product lines                                     (7,038)     (30,973)
Purchase of other assets                                          (1,995)        (727)          --
Proceeds from note receivable                                      4,131           --           --
Investment in note receivable                                     (3,000)          --           --
Acquisition of manufacturing facility                             (9,014)          --           --
Purchase of supply contract                                       (2,750)          --           --
Purchase of license agreement                                         --       (1,000)          --
Repayment of officer loans                                            --           --          411
--------------------------------------------------------------------------------------------------
Net Cash Used in Investing Activities                            (42,393)     (47,221)      (6,516)

Cash Flow From Financing Activities
==================================================================================================
(Repayments) proceeds from short-term borrowing                  (13,500)      32,000       (5,000)
Proceeds from stock options exercised                              3,770        1,705          887
Purchase of treasury stock                                       (10,269)      (3,044)      (2,971)
Payment of cash dividends                                         (9,293)      (8,953)      (8,597)
Long-term debt repayment                                            (685)          --           --
Long-term borrowing                                               23,500           --           --
--------------------------------------------------------------------------------------------------
Net Cash (Used in) Provided by Financing Activities               (6,477)      21,708      (15,681)

Net Change in Cash and Cash Equivalents                            1,240       (7,953)      11,547
Cash and Cash Equivalents at Beginning of Year                    14,949       22,902       11,355
--------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year                       $  16,189    $  14,949    $  22,902
--------------------------------------------------------------------------------------------------
Cash paid during the year for:
  Interest (net of amounts capitalized)                        $   2,768    $     698    $     362
  Income taxes                                                     9,521       15,159       12,233
==================================================================================================

See Notes to Consolidated Financial Statements

CHURCH & DWIGHT CO., INC. AND SUBSIDIARIES
Consolidated Statements of Stockholders' Equity
(In thousands)

Years ended December 31, 1998, 1997, 1996
==========================================================================================================================
                                                      Number of Shares                       Amounts
                                                     ====================  ===============================================
                                                                                                   Additional
                                                     Common      Treasury    Common    Treasury      Paid-In     Retained
                                                      Stock       Stock      Stock       Stock       Capital     Earnings
==========================================================================================================================
January 1, 1996                                      23,330      (3,805)   $  23,330   $ (70,501)   $  33,061   $ 169,438
Net Income                                               --          --           --          --           --      21,228
Translation adjustments                                  --          --           --          --           --          --
Comprehensive Income
Cash dividends                                           --          --           --          --           --      (8,597)
Stock option plan
  transactions including
  related income tax benefit                             --          59           --         683          229          --
Purchase of treasury stock                               --        (139)          --      (2,971)          --          --
Other stock issuances                                    --           7           --          81           74          --
Officers repayment                                       --          --           --          --           --          --
=========================================================================================================================
December 31, 1996                                    23,330      (3,878)      23,330     (72,708)      33,364     182,069
Net Income                                               --          --           --          --           --      24,506
Translation adjustments                                  --          --           --          --           --          --
Comprehensive Income
Cash dividends                                           --          --           --          --           --      (8,953)
Stock option plan
  transactions including
  related income tax benefit                             --         101           --       1,184          733          --
Purchase of treasury stock                               --        (116)          --      (3,044)          --          --
=========================================================================================================================
December 31, 1997                                    23,330      (3,893)      23,330     (74,568)      34,097     197,622
Net Income                                               --          --           --          --           --      30,289
Translation adjustments                                  --          --           --          --           --          --
Comprehensive Income
Cash dividends                                           --          --           --          --           --      (9,293)
Stock option plan
  transactions including
  related income tax benefit                             --         214           --       2,474        2,278          --
Purchase of treasury stock                               --        (347)          --     (10,269)          --          --
Other stock issuances                                    --           7           --          82          127          --
=========================================================================================================================
December 31, 1998                                    23,330      (4,019)   $  23,330   $ (82,281)   $  36,502   $ 218,618
=========================================================================================================================

                                                  Accumulated
                                                     Other         Due
                                                 Comprehensive    From     Comprehensive
                                                 Income (loss)  Officers      Income
========================================================================================
January 1, 1996                                   $    (686)   $    (960)
Net Income                                                                    21,228
Translation adjustments                                 492           --         492
                                                                              ------
Comprehensive Income                                                          21,720
                                                                              ------
Cash dividends                                           --           --
Stock option plan
  transactions including
  related income tax benefit                             --           --
Purchase of treasury stock                               --           --
Other stock issuances                                    --           --
Officers repayment                                       --          411
=========================================================================
December 31, 1996                                      (194)        (549)
Net Income                                               --           --      24,506
Translation adjustments                                (397)          --        (397)
                                                                              ------
Comprehensive Income                                                          24,109
                                                                              ------
Cash dividends                                           --           --
Stock option plan
  transactions including
  related income tax benefit                             --           --
Purchase of treasury stock                               --           --
=========================================================================
December 31, 1997                                      (591)        (549)
Net Income                                               --           --      30,289
Translation adjustments                                (191)          --        (191)
                                                                              ------
Comprehensive Income                                                          30,098
                                                                              ------
Cash dividends                                           --           --
Stock option plan
  transactions including
  related income tax benefit                             --           --
Purchase of treasury stock                               --           --
Other stock issuances                                    --           --
=========================================================================
December 31, 1998                                 $    (782)   $    (549)
=========================================================================

See Notes to Consolidated Financial Statements

CHURCH & DWIGHT CO., INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

1. accounting policies

Business

The Company's principal business is the manufacture and sale of sodium carbonate-based products. It sells its products, primarily under the ARM & HAMMER trademark, to consumers through supermarkets, drug stores and mass merchandisers; and to industrial customers and distributors. In 1998, Consumer Products represented 82% and Specialty Products 18% of the Company's net sales. The Company does approximately 91% of its business in the United States.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. The Company's 50% interest in its Armand Products Company joint venture, its 40% interest in a Brazilian bicarbonate/carbonate-related chemical company and its 45% interest in LifeRight Foods LLC, a joint venture to develop enhanced feeds made from natural ingredients, have been accounted for under the equity method of accounting. All material intercompany transactions and profits have been eliminated in consolidation.

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

Software

During the first quarter of 1998, the Company adopted AICPA Statement of Position (SOP) 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The SOP requires companies to capitalize certain costs of developing computer software. Amortization is provided by the straight-line method over the estimated useful lives of the software. The after-tax effect was an increase in net income of approximately $2.9 million or $0.14 per diluted share.

Long-Term Supply Contracts

Long-term supply contracts represent advance payments under multi-year contracts with suppliers of raw materials and finished goods inventory. Such advance payments are applied over the lives of the contracts.

Goodwill

Goodwill recorded prior to November 1, 1970, is not being amortized, as management of the Company believes there has been no diminution in carrying value. Goodwill, recorded in 1997 and 1998 as part of the Brillo and related brand acquisitions and the investment in a Brazilian bicarbonate/carbonate-related chemical company, is being amortized over 20-30 years using the straight-line method.

Selected Operating Expenses

Research & development costs in the amount of $16,448,000 in 1998, $15,841,000 in 1997 and $17,823,000 in 1996, were charged to operations as incurred. Marketing costs in the amounts of $182,206,000 in 1998, $148,254,000 in 1997 and $136,308,000 in 1996 were charged to operations as incurred.

Earnings Per Share

The Company calculates earnings per share in accordance with Statement of Financial Accounting Standards No. 128 (SFAS 128), "Earnings per Share." Under SFAS 128, the Company has presented two earnings per share amounts. Basic EPS is calculated based on income available to common shareholders and the weighted-average number of shares outstanding during the reported period. Diluted EPS includes additional dilution from potential common stock issuable pursuant to the exercise of stock options outstanding. There were no antidilutive stock options for 1998. Antidilutive stock options, in the amounts of 242,900 for 1997 and 1,107,850 for 1996, have been excluded.

Income Taxes

The Company recognizes deferred income taxes under the liability method; accordingly, deferred income taxes are provided to reflect the future consequences of differences between the tax bases of assets and liabilities and their reported amounts in the financial statements.

New Accounting Pronouncements

The Company has adopted Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income." The accumulated other comprehensive income item is exclusively foreign exchange translation adjustments. The tax effect is zero because of a valuation allowance.

In June 1998, The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 (SFAS 133) "Accounting for Derivative Instruments and Hedging Activities." The Company is required to adopt the provisions of this Statement in the 2000 year-end financial statements. This Statement requires that all derivatives be recorded in the balance sheet as either an asset or liability measured at fair value. The Statement requires that changes in a derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. The Company is in the process of evaluating this Statement and has not yet determined the future impact on the Company's consolidated financial statements.

Reclassification

Certain prior year amounts have been reclassified in order to conform with the current year presentation.

2. fair value of financial instruments and foreign exchange risk management

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 1998 and 1997. Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments," defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.

(In thousands)                                            1998                                1997
============================================================================================================
                                             Carrying            Fair             Carrying            Fair
                                              Amount             Value             Amount             Value
============================================================================================================
Financial Assets:
     Short-term investments                 $    2,042         $   2,042         $   3,993          $  3,993
     Notes receivable                            9,869             9,814            11,000            11,000
     Due from officer                              549               554               549               549
Financial Liabilities:
     Short-term borrowings                      18,500            18,500            32,000            32,000
     Current portion of long-term debt             685               685               685               685
     Long-term debt                             29,630            29,630             6,815             6,815
============================================================================================================

The following methods and assumptions were used to estimate the fair value of each class of financial instruments reflected in the Consolidated Balance
Sheets:

Short-term Investments

The cost of the investments (trading securities) can be specifically identified and its fair value is based upon quoted market prices at the reporting date. At December 31, 1998 and 1997, both the cost and market value of the investments approximated each other.

Notes Receivable

The notes receivable represent loans to the Company's Armand Products Company joint venture and Fluid Packaging Co., Inc. The note to Armand Products is secured by plant and equipment owned by the joint venture, bears interest at a rate of 8.25% and is due in installments from January 1998 through June 2000.

The note to Fluid Packaging is secured by a pledge of and security interest in 65% of the capital stock of Allied Mexico, S.A. de C.V., a wholly-owned subsidiary of Fluid Packaging. The note bears an interest rate of 8.0% and is due in full no later than July 15, 1999. Fair value of both notes is determined based on discounting cash flows using rates available on notes with similar terms.

Due from Officer

The note receivable approximates fair value because of its short maturity.

Short-term Borrowings

The amounts of unsecured lines of credit equal fair value because of short maturities and variable interest rates.

Long-term Debt and Current Portion of Long-term Debt

The Company estimates that based upon the Company's financial position and the variable interest rate, the carrying value approximates fair value.

Foreign Exchange Risk Management

The Company enters into forward exchange contracts to hedge anticipated but not yet committed sales denominated in the Japanese yen and the English pound. The terms of these contracts are for periods of under 12 months. The purpose of the Company's foreign currency hedging activities is to protect the Company from the risk that the eventual dollar net cash inflows resulting from the sale of products to foreign customers will be adversely affected by changes in exchange rates. The amounts outstanding at December 31, 1998 and 1997 of "sell" contracts, translated into U.S. dollars using the rates current at the reporting date, were $3,156,000 and $2,419,000, respectively. The Company's accounting policy is to value these contracts at market value. At December 31, 1998, the Company had an immaterial unrealized loss and an immaterial unrealized gain at December 31, 1997.

3. inventories

Inventories are summarized as follows:
==================================================================================
(In thousands)                                                   1998         1997
==================================================================================
Raw materials and supplies                                  $  16,278    $  16,848
Work in process                                                   160           --
Finished goods                                                 43,847       44,427
----------------------------------------------------------------------------------
                                                            $  60,285    $  61,275
==================================================================================

Inventories valued on the LIFO method totaled $53,203,000 and $53,840,000 at December 31, 1998 and 1997, respectively, and would have been approximately $3,656,000 and $3,075,000 higher, respectively, had they been valued using the first-in, first-out (FIFO) method.

4. property, plant and equipment

Property, plant and equipment consist of the following:

==================================================================================
(In thousands)                                                   1998         1997
==================================================================================
Land                                                        $   4,896    $   3,258
Buildings and improvements                                     73,529       68,075
Machinery and equipment                                       173,595      165,174
Office equipment and other assets                              14,347       13,355
Software                                                        5,311           --
Mineral rights                                                  5,931        5,931
Construction in progress                                       14,148        3,304
----------------------------------------------------------------------------------
                                                              291,757      259,097
Less accumulated depreciation, depletion and amortization     130,045      116,754
----------------------------------------------------------------------------------
Net property, plant and equipment                           $ 161,712    $ 142,343
==================================================================================

Depreciation, depletion and amortization of property, plant and equipment have been charged to operations in the amount of $14,646,000, $13,249,000 and $13,085,000 in 1998, 1997 and 1996, respectively. Interest charges in the amount of $381,000 and $109,000 were capitalized in connection with construction projects in 1998 and 1997, respectively.

5. equity investments

The following table reflects summarized financial information for the Armand Products Company joint venture. The Company accounts for its 50% interest in the joint venture under the equity method. Products and services are provided to the Armand Products Company by the joint venture partners at cost. As a result, the information below would not be indicative of the financial position or results of operation had the joint venture operated on a stand-alone basis.

(In thousands)                                                                1998        1997        1996
==========================================================================================================
Income Statement Data:
     Net sales                                                           $  39,746   $  40,870   $  39,246
     Gross profit                                                           13,346      14,050      12,963
     Net income                                                             10,250      10,702       9,372
     Company's share in net income                                           5,125       5,351       4,686
     Elimination of Company's share of intercompany interest expense           377         454         454
----------------------------------------------------------------------------------------------------------
Equity in joint venture income                                           $   5,502   $   5,805   $   5,140
==========================================================================================================

(In thousands)                                                   1998         1997
==================================================================================
Balance Sheet Data:
    Current assets                                          $   8,307    $  10,563
    Noncurrent assets                                          35,182       36,057
    Current liabilities                                         2,734        3,224
    Current portion of notes payable                            4,485        4,131
    Notes payable-Church & Dwight Co., Inc.                     2,384        6,869
    Partnership capital                                        33,886       32,396
==================================================================================

In 1997, the Company acquired a 40% interest in a Brazilian bicarbonate/carbonate-related chemical company.

The investment, costing approximately $10,400,000, was financed internally and includes goodwill of approximately $4,500,000. The agreement includes an option for the Company to increase its interest to 75% by March 31, 1999.

6. acquisitions

On January 26, 1998, the Company's Brotherton Speciality Products subsidiary purchased Kingston Chemical Ltd., a supplier of specialty chemicals, for approximately $1.7 million, which was allocated to intangible assets.

On January 29, 1998, the Company closed on its previously announced acquisition of TOSS 'N SOFT Dryer Sheets from The Dial Corporation for approximately $5.3 million.

On July 15, 1998, the Company purchased from Fluid Packaging Co., Inc., a manufacturing facility and machinery located in Lakewood, New Jersey, for approximately $9.0 million. As noted earlier, the Company loaned to Fluid Packaging $3.0 million at an interest rate of 8.0%, payable no later than July 15, 1999.

7. accounts payable and accrued expenses

Accounts payable and accrued expenses consist of the following:

================================================================================
(In thousands)                                                1998          1997
================================================================================
Trade accounts payable                                     $40,194       $31,700
Accrued marketing and promotion costs                       40,622        45,097
Accrued wages and related costs                              8,467         6,580
Accrued pension and profit-sharing                           5,230         4,534
Other accrued current liabilities                            3,556         4,179
--------------------------------------------------------------------------------
                                                           $98,069       $92,090
================================================================================

8. short-term borrowings and long-term debt

The Company has available short-term unsecured lines of credit with major U.S. banks in the amount of $75 million, of which $18.5 million was utilized as of December 31, 1998; and $25 million of a revolving credit agreement, of which $23.5 million was utilized at December 31, 1998. The weighted average interest rate on these borrowings at December 31,1998 was approximately 5.6%.

Long-term debt and current portion of long-term debt consists of the following:

===================================================================================
(In thousands)                                                     1998        1997
===================================================================================
Three-Year Unsecured Revolving Credit Loan due June 6, 2001     $23,500   $      --
Industrial Revenue Refunding Bond
  due in installments of $685 from 1999-2007 and $650 in 2008     6,815       7,500
-----------------------------------------------------------------------------------
                                                                $30,315   $   7,500
===================================================================================

The Industrial Revenue Refunding Bond carries a variable rate of interest determined weekly, based upon current market conditions for short-term tax-exempt financing. The average rate of interest charged in 1998 and 1997 was 3.0% and 3.5%, respectively. The interest rate associated with the revolving credit loan is tied to the Libor rate and may be adjusted based on the Company's financial performance. The average interest rate charged in 1998 was 5.6%.

9. pension and nonpension postretirement benefits

The Company has adopted Statement of Financial Accounting Standards No. 132 "Employers' Disclosure about Pensions and Other Postretirement Benefits."

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

The following table provides information on the status of the plans at December 31:

==================================================================================================
                                                                                    Nonpension
                                                                                  Postretirement
                                                            Pension Plans          Benefit Plans
==================================================================================================
(In thousands)                                            1998        1997        1998        1997
==================================================================================================
Change in Benefit Obligation:
  Benefit obligation at beginning of year             $ 13,301    $ 12,255    $  7,871    $  7,107
  Service cost                                             396         348         446         371
  Interest cost                                            977         891         592         530
  Actuarial loss                                         1,387         520         880         306
  Benefits paid                                           (658)       (713)       (241)       (443)
--------------------------------------------------------------------------------------------------
Benefit obligation at end of year                     $ 15,403    $ 13,301    $  9,548    $  7,871
==================================================================================================
Change in Plan Assets:
  Fair value of plan assets at beginning of year       $14,347    $ 12,956    $     --    $     --
  Actual return on plan assets (net of expenses)         2,100       2,104
  Employer contributions                                    --          --         241         443
  Benefits paid                                           (658)       (713)       (241)       (443)
--------------------------------------------------------------------------------------------------
Fair value of plan assets at end of year              $ 15,789    $ 14,347    $      0    $      0
==================================================================================================

                                                                                 Nonpension
                                                                               Postretirement
                                                        Pension Plans          Benefit Plans
==================================================================================================
(In thousands)                                        1998        1997        1998        1997
==================================================================================================
Reconciliation of the Funded Status:
  Funded status                                   $    386     $  1,046     $ (9,548)    $ (7,871)
  Unrecognized transition obligation                    10            8           --           --
  Unrecognized prior service cost                      184          213       (1,160)      (1,265)
  Unrecognized actuarial gain                         (990)      (1,558)      (3,174)      (4,269)
  Loss due to currency fluctuations                     56           38           --           --
--------------------------------------------------------------------------------------------------
Net amount recognized at end of year              $   (354)    $   (253)    $(13,882)    $(13,405)
==================================================================================================
Amounts recognized in the statement of
financial position consist of:
  Prepaid benefit cost                            $    562     $    508           --           --
  Accrued benefit liability                           (916)        (761)     (13,882)     (13,405)
--------------------------------------------------------------------------------------------------
Net amount recognized at end of year              $   (354)    $   (253)    $(13,882)    $(13,405)
==================================================================================================

Weighted-average assumptions as of December 31:
Discount rate                                         6.75%        7.25%        6.75%        7.25%
Rate of compensation increase                         5.00%        5.00%          --           --
Expected return on plan assets                        9.25%        9.25%          --           --
==================================================================================================

Net Pension and Net Postretirement Benefit Costs consisted of the following components:

=========================================================================================================
                                                    Pension Costs                 Postretirement Costs
=========================================================================================================
(In thousands)                                1998       1997       1996       1998       1997       1996
=========================================================================================================
Components of Net Periodic Benefit Cost:
   Service cost                            $   396    $   348    $   355    $   446    $   371    $   350
   Interest cost                               977        891        852        592        530        482
   Expected return on plan assets           (1,291)    (1,167)    (1,077)        --         --         --
   Amortization of transition obligation         4          2          1         --         --         --
   Amortization of prior service cost           28         28         28       (105)       (96)       (79)
Recognized actuarial (gain) or loss            (13)       (31)         4       (215)      (301)      (310)
---------------------------------------------------------------------------------------------------------
Net periodic benefit cost                  $   101    $    71    $   163    $   718    $   504    $   443
=========================================================================================================

The pension plan assets primarily consist of equity mutual funds, fixed income funds and a guaranteed investment contract fund.

The accumulated postretirement benefit obligation has been determined by application of the provisions of the Company's medical plans including established maximums and sharing of costs, relevant actuarial assumptions and health-care cost trend rates projected at 6% in 1999, and ranging to 5.4% for years 2000 and beyond. During 1996, the Company changed the eligibility requirements of the plan and established a maximum annual benefit based on years of service for those over 65 years of age.

====================================================================================
(In thousands)                                                     1998        1997
====================================================================================
Effect of 1% increase in health-care cost trend rates on:
   Postretirement benefit obligation                            $   737   $     477
   Total of service cost and interest cost component                 90          80
Effect of 1% decrease in health-care cost trend rates on:
   Postretirement benefit obligation                               (646)       (450)
Total of service cost and interest cost component                   (77)        (74)
====================================================================================

The Company also maintains a defined contribution profit-sharing plan for salaried and certain hourly employees. Contributions to the profit-sharing plan charged to earnings amounted to $4,340,000, $4,100,000 and $3,700,000 in 1998,
1997 and 1996, respectively.

The Company also has an employee savings plan. The Company matches 50% of each employee's contribution up to a maximum of 6% of the employee's earnings. The Company's matching contributions to the savings plan were $1,097,000, $963,000 and $940,000 in 1998, 1997 and 1996, respectively.

10. income taxes

The components of income before taxes are as follows:

===================================================================================================
(In thousands)                                                      1998         1997         1996
===================================================================================================
Domestic                                                        $ 43,197     $ 36,099     $ 30,353
Foreign                                                            2,989        2,588        2,818
---------------------------------------------------------------------------------------------------
Total                                                           $ 46,186     $ 38,687     $ 33,171
===================================================================================================

The following table summarizes the provision for U.S. federal, state and foreign income taxes:

===================================================================================================
(In thousands)                                                      1998         1997         1996
===================================================================================================
Current:
    U.S. federal                                                $ 12,214     $  9,180     $  9,383
    State                                                          2,754        1,794        1,971
    Foreign                                                        1,062          474          861
---------------------------------------------------------------------------------------------------
                                                                $ 16,030     $ 11,448     $ 12,215
===================================================================================================
Deferred:
    U.S. federal                                                $    274     $  2,243     $   (240)
    State                                                           (424)         439          (30)
    Foreign                                                           17           51           (2)
---------------------------------------------------------------------------------------------------
                                                                $   (133)    $  2,733     $   (272)
---------------------------------------------------------------------------------------------------
Total provision                                                 $ 15,897     $ 14,181     $ 11,943
===================================================================================================

Deferred tax liabilities/(assets) consist of the following at December 31:

====================================================================================
(In thousands)                                                     1998        1997
====================================================================================
Current deferred tax assets:
       Marketing expenses, principally coupons                 $ (7,198)   $ (6,953)
       Reserves and other liabilities                            (1,329)     (1,464)
       Accounts receivable                                       (1,294)     (1,272)
       Other                                                       (714)       (113)
------------------------------------------------------------------------------------
       Total current deferred tax assets                        (10,535)     (9,802)
------------------------------------------------------------------------------------
Noncurrent deferred tax liabilities/(assets):
       Nonpension postretirement and postemployment benefits     (5,746)     (5,645)
       Capitalization of items expensed                          (3,117)     (1,977)
       Foreign exchange translation adjustment                     (305)       (230)
       Valuation allowance                                          305         230
       Depreciation and amortization                             29,443      27,354
       Other                                                        598         846
------------------------------------------------------------------------------------
     Net noncurrent deferred tax liabilities                     21,178      20,578
------------------------------------------------------------------------------------
Net deferred tax liability                                     $ 10,643    $ 10,776
====================================================================================

The difference between tax expense and the "expected" tax which would result from the use of the federal statutory rate is as follows:

===================================================================================================
(In thousands)                                                      1998         1997         1996
===================================================================================================
Statutory rate                                                        35%          35%          35%
Tax which would result from use of the federal statutory rate   $ 16,165     $ 13,540     $ 11,610
---------------------------------------------------------------------------------------------------
Depletion                                                           (490)        (473)        (481)
Research & development credit                                       (200)        (200)          --
State and local income tax, net of federal effect                  1,515        1,451          662
Varying tax rates of foreign affiliates                              142          151          (34)
Non-recognition of foreign affiliate loss                             --          193          133
Recognition of foreign affiliate losses                             (996)        (416)        (253)
Other                                                               (239)         (65)         306
---------------------------------------------------------------------------------------------------
                                                                    (268)         641          333
---------------------------------------------------------------------------------------------------
Recorded tax expense                                            $ 15,897     $ 14,181     $ 11,943
---------------------------------------------------------------------------------------------------
Effective tax rate                                                  34.4%        36.7%        36.0%
===================================================================================================

11. stock option plans

The Company has options outstanding under three plans. Under the 1983 Stock Option Plan and the 1994 Incentive Stock Option Plan, the Company may grant options to key management employees. The Stock Option Plan for Directors authorizes the granting of options to non-employee directors. Options outstanding under the plans are issued at market value, are exercisable on the third anniversary of the date of grant, and must be exercised within ten years of the date of grant. In early 1998, the Company made a special option award to 31 executives and key managers. This award, amounting to approximately 222,000 shares, vests at various prices ranging from $36 to $50 a share. In the event the stock price does not achieve these levels, the options vest in seven years. A grand total of 3,500,000 shares of the Company's common stock is authorized for issuance for the exercise of stock options.

Stock option transactions for the three years                              Number of              Weighted Avg.
ended December 31, 1998 were as follows:                                    Shares               Exercise Price
===============================================================================================================
Outstanding at January 1, 1996                                             1,596,032                $20.90
       Grants                                                                846,150                 21.15
       Exercised                                                              58,500                 15.29
       Cancelled                                                              99,000                 22.73
---------------------------------------------------------------------------------------------------------------
Outstanding at December 31, 1996                                           2,284,682                 21.06
       Grants                                                                 57,773                 25.15
       Exercised                                                             101,400                 16.80
       Cancelled                                                              49,600                 20.78
---------------------------------------------------------------------------------------------------------------
Outstanding at December 31, 1997                                           2,191,455                 21.37
       Grants                                                                573,700                 27.51
       Exercised                                                             214,000                 17.63
       Cancelled                                                              32,950                 25.98
---------------------------------------------------------------------------------------------------------------
Outstanding at December 31, 1998                                           2,518,205                 23.04

At December 31, 1998, 1997 and 1996, 1,128,432 options, 1,240,532 options and
711,532 options were exercisable.

The table below summarizes information relating to options outstanding and exercisable at December 31, 1998.

                     Options Outstanding                                                        Options Exercisable
================================================================================        ===================================
                                              Weighted                                                             Weighted
                                               Average           Weighted Avg.                                      Average
   Exercise               Options             Exercise             Remaining              Options                  Exercise
    Prices              Outstanding             Price          Contractural Life        Exerciseable                 Price
================================================================================        ===================================
$13.00 - $15.00             51,400              $13.00                .5 years               51,400                 $13.00
$15.01 - $20.00            450,332               17.51               4.7                    450,332                  17.51
$20.01 - $25.00          1,080,873               21.54               7.0                    270,100                  22.32
$25.01 - $30.00            770,200               27.17               7.2                    222,900                  26.89
$30.01 - $32.25            165,400               31.81               5.3                    133,700                  32.11
================================================================================        ===================================

The fair-value of options granted in 1998, 1997 and 1996 is $4,658,000, $372,000, and $4,706,000, respectively and the weighted average fair-value per share of options granted in 1998, 1997 and 1996 is $8.12, $6.44 and $5.56, respectively.

The fair-value of options granted in 1998, 1997 and 1996 is estimated on the date the options are granted based on the Black Scholes option-pricing model with the following weighted-average assumptions:

                                    1998               1997            1996
===============================================================================
Risk-free interest rate            5.7%               6.5%            6.3%
Expected life                      6.1 years          4.5 years       6.0 years
Expected volatility               25.6%              23.1%           22.7%
Dividend yield                     1.8%               1.7%            2.1%

The Company accounts for costs of stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," rather than the fair-value based method in Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation." No compensation cost has been recognized for the Company's stock option plans. Had compensation cost been determined based on the fair values of the stock options at the date of grant in accordance with SFAS 123, the Company would have recognized additional compensation expense, net of taxes, of $1,831,000, $1,113,000 and $488,000 for 1998, 1997 and 1996, respectively. The
Company's pro forma net income and pro forma net income per share for 1998, 1997 and 1996 would have been as follows:

(In thousands, except for per share data)

======================================================================================
Net Income                                  1998               1997               1996
======================================================================================
As reported                              $30,289            $24,506            $21,228
Pro forma                                 28,458             23,393             20,740

Net Income per Share: basic
======================================================================================
As reported                              $  1.56            $  1.26            $  1.09
Pro forma                                   1.47               1.20               1.06

Net Income per Share: diluted
======================================================================================
As reported                              $  1.51            $  1.23            $  1.08
Pro forma                                   1.42               1.17               1.05

Since compensation expense associated with option grants is recognized over the vesting period, the initial impact of applying SFAS No. 123 on pro forma disclosure is not representative of the potential impact on pro forma net income for future years, when the effect of the recognition of a portion of compensation expense from multiple awards would be reflected.


12. plant shutdown

During the 4th quarter of 1998, the Company ceased operation of its sodium bicarbonate facility in Venezuela. The write-off, consisting primarily of property, plant, equipment and inventory, amounted to a pre-tax charge of $2,766,000. This charge also includes approximately $200,000 of severance and related costs, and the ending liability at December 31, 1998 was insignificant. Partially offsetting this were related tax loss benefits, which reduced the net charge to approximately $600,000 or $0.03 per diluted share.


13. subsequent events

In January 1999, the Company announced:

a. The sale of most of the Company's trona mineral leases in Wyoming, for an amount which results in a gain of approximately $11,000,000. The Company retains adequate trona reserves to support the sodium bicarbonate business and may acquire other reserves in the future as the need arises.

b. The sale of the equipment portion of ARMEX Cleaning and Coating Removal Systems for approximately $1.5 million, which is slightly more than book value.

c. The formation of a joint venture with the Safety-Kleen Corp. called the ArmaKleen Company. This venture, in which the Company has a 50% interest, will distribute the Company's proprietary product line of aqueous cleaners.

d. The relocation of the Company's dentifrice manufacturing and packaging equipment from its Greenville, South Carolina, facility to its Lakewood, New Jersey, facility. The Greenville plant will close most likely in late 1999.

e. A plan to invest approximately $6,000,000 to modernize and upgrade the powder laundry detergent facility at Green River, Wyoming. Once complete, most likely in late 1999, all powder detergent production will occur at Green River.

The Company expects these moves to be cash positive and to generate a one-time gain in 1999. This represents the gain from the sale of the trona reserves, to be partially offset by plant shutdown, relocation and other costs.

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


15. commitments and contingencies

a.    Rent expense amounted to $2,821,000 in 1998, $2,890,000 in 1997 and
      $3,066,000 in 1996. The Company is obligated for minimum annual rentals under non-cancellable long-term operating leases as follows:

(In thousands)

--------------------------------------------------------------------------------
                                                    1999              $    2,850
                                                    2000                   2,246
                                                    2001                   1,935
                                                    2002                   1,233
                                                    2003                      60
--------------------------------------------------------------------------------
Total future minimum lease commitments                                $    8,324
--------------------------------------------------------------------------------

b. In December 1981, the Company formed a partnership with a supplier of raw materials which mines and processes sodium mineral deposits owned by each of the two companies in Wyoming. The partnership supplies the Company with the majority of its sodium raw material requirements. This agreement terminates upon two years' written notice by either company.

c. The Company, in the ordinary course of its business, is the subject of, or party to, various pending or threatened legal actions. The Company believes that any ultimate liability arising from these actions will not have a material adverse effect on its financial position or results of operation.

16. segments

Segment Information

The Company has adopted Statement of Financial Accounting Standards No. 131 "Disclosure about Segments of an Enterprise and Related Information."

The Company has two operating segments: Consumer Products and Specialty Products. The Consumer Products segment comprises packaged goods primarily sold to retailers. The Specialty Products segment includes chemicals sold primarily to industrial and agricultural markets. The Armand Products Company is part of the Specialty Products segment.

Measurement of Segment Results and Assets

The accounting policies of the segments are generally the same as those described in the summary of significant accounting policies with the exception of:

a. The Company's portion of the Armand Products joint venture is consolidated into the Specialty Products segment results and assets. Furthermore, it is not accounted for by the equity method.

b. The administrative costs of the production planning and logistics functions are included in segment SG&A expenses, but are elements of cost of goods sold in the Company's Consolidated Statement of Income.

The Company evaluates performance based on operating profit. There are no intersegment sales.

Factors used to Identify Segments

The Company's segments are strategic business units with distinct differences in product application and customer base. They are managed by separate sales and marketing organizations.

================================================================================================================
                                                    Armand            (3) (4)                (5)
             Consumer            Specialty        Products          Corporate        Adjustments          Total
================================================================================================================
Net Sales
1998         $560,201            $144,065         $(19,873)               --                --          $684,393
1997          458,978             136,363          (20,435)               --                --           574,906
1996          417,605             129,789          (19,623)               --                --           527,771
-----------------------------------------------------------------------------------------------------------------
Gross Profit
1998          266,685              52,695           (6,673)               --            (6,918)          305,789
1997          222,068              51,263           (7,025)               --            (6,221)          260,085
1996          203,826              46,898           (6,481)               --            (4,767)          239,476
-----------------------------------------------------------------------------------------------------------------
Advertising, Consumer and Trade Promotion Expenses
1998          179,173               3,098              (65)               --                --           182,206
1997          145,065               3,270              (81)               --                --           148,254
1996          133,323               3,065              (80)               --                --           136,308
-----------------------------------------------------------------------------------------------------------------
Selling, General and Administrative Expenses
1998           60,495              29,292           (1,188)              143            (6,918)           81,824
1997           55,445              31,782           (1,258)            1,527            (6,221)           81,275
1996           47,152              29,651           (1,321)            5,190            (4,767)           75,905
-----------------------------------------------------------------------------------------------------------------
Operating Profit
1998           30,517(1)           20,305           (5,420)             (143)           (2,766)           42,493
1997           21,558              16,211           (5,686)           (1,527)               --            30,556
1996           23,351              14,182           (5,080)           (5,190)               --            27,263
-----------------------------------------------------------------------------------------------------------------
Identifiable Assets (2)
1998          251,528             117,239           (1,367)           24,038                --           391,438
1997          214,570             114,874           (1,612)           23,182                --           351,014
1996          168,400             106,484           (1,496)           34,583                --           307,971
-----------------------------------------------------------------------------------------------------------------
Capital Expenditures
1998           27,010              10,247           (1,120)               --                --            36,137
1997            6,829               3,773             (684)               --                --             9,918
1996            4,478               3,212             (594)               18                --             7,114
-----------------------------------------------------------------------------------------------------------------
Depreciation and Amortization
1998           10,919               7,138           (1,557)                3                --            16,503
1997            9,157               6,468           (1,470)                3                --            14,158
1996            8,528               6,886           (1,790)               --                --            13,624
=================================================================================================================

(1) Included in the 1998 operating profit of the Consumer Products segment is a one-time gain of $3,500,000 relating to the sale of technology. (2) The Specialty Products segment's identifiable assets include equity of investments in affiliates in the amounts of $27,751,000, $26,871,000 and $16,211,000 for
1998, 1997 and 1996, respectively. (3) Corporate selling, general and administrative expenses include certain research & development and general and administrative costs that are not allocated to segments. (4) Corporate assets include excess cash and investments not used for segment operating needs and deferred income taxes. (5) Adjustments reflect reclassification of production planning and logistics administrative costs between gross profit and SG&A expenses; and in 1998, the plant shutdown charge.

Product line net sales data is as follows:

=========================================================================================================================
            Laundry and
             Household        Oral and                        Specialty         Animal        Specialty
             Cleaners       Personal Care    Deodorizing      Chemicals        Nutrition       Cleaners            Total
=========================================================================================================================
1998          262,329          157,248         140,624          61,145           50,793          12,254           684,393
1997          214,588          141,770         102,620          61,021           43,332          11,575           574,906
1996          174,385          144,335          98,885          63,023           37,484           9,659           527,771
=========================================================================================================================

Geographic Information

For the years 1998, 1997 and 1996, approximately 91% of the Company's net sales were to customers in the United States, and approximately 95% of long-lived assets were located in the U.S.

Customers

A group of three Consumer Products customers accounted for approximately 16% of consolidated net sales in 1998, including a single customer which accounted for approximately 11%. This group of customers accounted for approximately 16% of consolidated net sales in 1997 and 14% in 1996.

17. unaudited quarterly financial information

(In thousands, except for per share data)

====================================================================================================================================
                                                              First          Second          Third           Fourth          Full
                                                             Quarter         Quarter         Quarter         Quarter         Year
====================================================================================================================================
1998
Net sales                                                   $152,011        $173,534        $176,827        $182,021        $684,393
Gross profit                                                  67,618          78,590          79,163          80,418         305,789
Income from operations                                         8,454          11,337          12,021          10,681          42,493
Equity in earnings of affiliates                               1,224           1,739           1,207           1,106           5,276
Net income                                                     5,896           7,873           7,834           8,686          30,289
Net income per share - basic                                $    .30        $    .41        $    .40        $    .45        $   1.56
Net income per share - diluted                              $    .30        $    .39        $    .39        $    .43        $   1.51
====================================================================================================================================
1997
Net sales                                                   $129,621        $141,850        $146,328        $157,107        $574,906
Gross profit                                                  58,248          64,851          66,669          70,317         260,085
Income from operations                                         6,180           8,550           9,303           6,523          30,556
Equity in earnings of affiliates                               1,416           1,594           1,242           1,805           6,057
Net income                                                     5,227           7,280           6,427           5,572          24,506
Net income per share - basic                                $    .27        $    .37        $    .33        $    .29        $   1.26
Net income per share - diluted                              $    .26        $    .37        $    .32        $    .28        $   1.23
====================================================================================================================================
1996
Net sales                                                   $121,548        $134,627        $137,090        $134,506        $527,771
Gross profit                                                  55,502          61,891          62,984          59,099         239,476
Income from operations                                         4,730           8,484           7,030           7,019          27,263
Equity in earnings of affiliates                               1,272           1,310           1,061           1,497           5,140
Net income                                                     3,848           6,131           5,198           6,051          21,228
Net income per share - basic                                $    .20        $    .31        $    .27        $    .31        $   1.09
Net income per share - diluted                              $    .20        $    .31        $    .26        $    .31        $   1.08
====================================================================================================================================

independent auditors' report
--------------------------------------------------------------------------------

To the Stockholders and Board of Directors of Church & Dwight Co., Inc.
Princeton, New Jersey

We have audited the accompanying consolidated balance sheets of Church & Dwight Co., Inc., and subsidiaries (the Company) as of December 31, 1998 and 1997, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, in 1998 the Company changed its method of accounting for internal-use software development costs to conform with Statement of Position 98-1.

/s/ Deloitte & Touche LLP

Deloitte & Touche LLP
Parsippany, New Jersey
January 27, 1999

D I R E C T O R S

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

Robert D. LeBlanc
President and
Chief Executive Officer
Handy & Harman
Director since 1998

John D. Leggett III, Ph.D.
President
Sensor Instruments Co., Inc.
Director since 1979

John F. Maypole
Managing Partner
Peach State Real Estate
Holding Co.
Director since 1999

Robert A. McCabe
Chairman
Pilot Capital Corporation
Director since 1987

Dwight C. Minton
Chairman of the Board
Church & Dwight Co., Inc.
Director since 1965

Dean P. Phypers
Retired Senior Vice President
International Business
Machines Corporation
Director since 1974

John O. Whitney
Professor and Executive Director
The Deming Center for Quality  Management
Columbia Business School
Director since 1992


E L E C T E D  O F F I C E R S

Robert A. Davies, III
President and
Chief Executive Officer

Raymond L. Bendure, Ph.D.
Vice President
Research & Development

Mark A. Bilawsky
Vice President,
General Counsel and Secretary

Mark G. Conish
Vice President
Manufacturing and Distribution

James P. Crilly
Senior Vice President
Arm & Hammer Division

Zvi Eiref
Vice President Finance and
Chief Financial Officer

Dennis M. Moore
Vice President
Corporate Business Development/
Arm & Hammer International

Eugene F. Wilcauskas
President and
Chief Operating Officer
Specialty Products Division


Principal Accounting
Officers

Gary P. Halker
Vice President, Controller and
Chief Information Officer

Steven J. Katz
Assistant Controller


I N V E S T O R
I N F O R M A T I O N

Corporate Headquarters
Church & Dwight Co., Inc.
469 North Harrison Street
Princeton, NJ 08543-5297
(609) 683-5900

Independent Auditors
Deloitte & Touche LLP
2 Hilton Court
Parsippany, NJ 07054

Transfer Agent and Registrar
ChaseMellon
Shareholder Services, LLC
85 Challenger Road
Ridgefield Park, NJ 07660
www.chasemellon.com

The Annual Meeting of Stockholders will be held at:
11:00 a.m. Thursday,
May 6, 1999
The Asia Society
725 Park Avenue
New York City.

Stock Listing
Church & Dwight Co., Inc.
shares are listed on the
New York Stock Exchange.
The symbol is CHD.

10-K Report
Stockholders may obtain a copy of the Company's Form 10-K Annual Report to the Securities and Exchange Commission, for the year ended December 31, 1998 by writing to the Vice President Finance at Corporate Headquarters.

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

On the Internet
Church & Dwight financial
news releases are accessible at
www.businesswire.com
Consumer Products information:
www.armhammer.com
Specialty Products information:
www.ahspecialty.com

A corporate webpage, www.churchdwight.com will soon be available for investor relations.

Cautionary Note on Forward-Looking Statements
This Annual Report contains forward-looking statements relating, among others, to financial objectives, sales growth and cost reduction programs. Many of these statements depend on factors outside the Company's control, such as economic conditions, market growth and consumer demand, competitive products and pricing, raw material costs and other matters. With regard to new product introductions, there is particular uncertainty related to trade, competitive and consumer reactions. There is also significant uncertainty in 1999 relating to the Y2K computer problem, including its effect on customers and suppliers. If the Company's assumptions are incorrect, or there is a significant change in some of these key factors, the Company's performance could vary materially from the forward-looking statements in this Report.

Church & Dwight Co., Inc. is an equal opportunity employer. The Company conducts its business without regard to race, color, age, religion, sex, national origin or handicap.

(R) Church & Dwight Co., Inc. 1999

[LOGO] Recycled Paper Design: De Plano Group, New York Product Photography:
Bob Cato

                                             CHURCH & DWIGHT CO., INC. [LOGO](R)
                                             469 NORTH HARRISON STREET
                                              PRINCETON, NJ 08543-5297