Form 10-K, Exhibit 13
period 1999-12-31
CHURCH & DWIGHT CO INC /DE/
filed 2000-03-30
CIK 313927

[LOGO](R) CHURCH & DWIGHT CO., INC.                           1999 ANNUAL REPORT

                                [PHOTO OMITTED]

                          Bold New Product Innovation

CHURCH & DWIGHT | FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------

Financial Highlights
(Dollars in Millions, except per share data)           1999         1998      CHANGE
=====================================================================================
Sales                                               $   730.0     $   684.4      +7%
-------------------------------------------------------------------------------------
Income From Operations                              $    67.7     $    42.5     +59%
-------------------------------------------------------------------------------------
Net Income                                          $    45.4     $    30.3     +50%
-------------------------------------------------------------------------------------
Net Income Per Share - Diluted                      $    1.11     $    0.76     +46%
-------------------------------------------------------------------------------------
Dividends Per Share                                 $    0.26     $    0.24     +8%
-------------------------------------------------------------------------------------

Additional Information
=====================================================================================
Sales Including Affiliates                          $   755.1     $   704.3      +7%
-------------------------------------------------------------------------------------
Ongoing Income From Operations(1)(2)                $    68.8     $    47.0     +46%
-------------------------------------------------------------------------------------
Ongoing Net Income Per Share - Diluted(2)           $    1.03     $    0.72     +43%
-------------------------------------------------------------------------------------

(1)   Includes Company's share of income from affiliates.

(2) Here and elsewhere in this report, the word "ongoing" excludes unusual gains and impairment and other unusual charges.

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

Today, the Church & Dwight product lines are comprised of a broad range of consumer and specialty products developed from the base of bicarbonate and related technologies and the heritage of the ARM & HAMMER brand.

Consumer Products consist of oral and personal care products, deodorizing products and laundry and household cleaning products. Most consumer products are sold under the ARM & HAMMER brand name and derivative trademarks such as ARM & HAMMER DENTAL CARE(R), ARM & HAMMER SUPER SCOOP(R) and ARM & HAMMER FRESH `N SOFT(TM). Other brands include BRILLO(R), SNO BOL(R), PARSONS'(R),
CLEAN SHOWER(R) and SCRUBFREE(R).

Specialty Products encompass specialty chemicals, animal nutrition and specialty industrial cleaning products. In addition to ARM & HAMMER, specialty product trademarks include MEGALAC(R), ARMAKLEEN(R) and ARMEX(R).

[GRAPHIC OMITTED] Cover caption:

                  [GRAPHIC OMITTED] Whiter teeth, fresher breath. Guaranteed.

--------------------------------------------------------------------------------

DEAR FELLOW STOCKHOLDER:

                                                        [PHOTO OMITTED]

President & Chief Executive Officer
Robert A. Davies, III (right front);
(clockwise) Zvi Eiref, Vice President
Finance; Eugene F. Wilcauskas,
President, Specialty Products Division;
Dwight C. Minton, Chairman of the Board.

1999 was notable for three important developments: a significant improvement in our operating profit margin, an unprecedented number of new product initiatives, and two household product acquisitions in Fourth Quarter 1999, all of which set the stage for expected major new growth in the year 2000.

We are pleased to report a solid sales gain and a significant earnings gain for the year:

      o Sales increased by $46 million or 6.7% to $730 million, compared to $684 million in the previous year. Including our share of sales by affiliates, total sales increased 7.2% to $755 million.

      o Operating income increased 59% to $67.7 million, compared to $42.5 million in the previous year. Both years included unusual gains partially offset by impairment and other unusual charges. Excluding the effect of the unusual items, and including our share of the operating income of affiliates, operating income increased 46% to $68.8 million from $47.0 million in the previous year.

      o Diluted earnings per share increased to $1.11 from $.76 in the previous year. These numbers include the already described unusual gains and charges which amounted to $.08 in 1999 and $.04 in 1998. Excluding these items, ongoing earnings per share increased 43% to $1.03 in 1999 from $.72 in 1998.

      o At the July 28th Board Meeting, we took advantage of the Company's much stronger financial position and stock price, and split the stock 2-for-1. This is the fifth stock split in the past 20 years and reflects our desire to improve the liquidity of the stock as conditions allow.

      o We also declared a 17% dividend increase from $.24 to $.28 per share on an annualized basis. This is the 15th dividend increase in the past 20 years.

FINANCIAL OBJECTIVES
--------------------------------------------------------------------------------

Once again, we call your attention to two key financial objectives toward which we have been working for several years:

      o To achieve a long-term sales growth rate in the high single-digit or low double-digit range, primarily from internal growth, which is about double the growth rate for the industries in which we compete;

      o To continue to raise our operating profit margin, with a short-term goal of achieving a 10% margin and a longer-term goal of a low to mid-teen margin percentage.

The Company has excellent growth opportunities through internal development, which means that our capital needs are lower than if growth were dependent on acquisitions. This efficient use of capital, combined with the growth and margin goals, should result in excellent returns for our stockholders.

CHART 1 - As to sales growth, this 5-year chart shows an average annual growth rate of almost 11%, about three-quarters of which came from internal product development rather than from acquisitions. The 1999 growth rate of 6.7% was lower than the three previous years; however, we regard this as satisfactory, following the exceptional 19.0% growth rate in 1998, and ahead of what we believe will be another strong year in 2000, driven by additional new products and acquisitions.

CHART 2 - 1999 results marked a major step toward achieving the operating margin objective. As the chart shows, our operating margin, which was essentially flat in the 1996 to 1998 period, advanced 2.4 points to 9.1% in 1999. Although this figure is still below our short-term objective of 10%, we believe we are on track to reach this objective in the near term.

CHART 3 - The combination of growth and margin gains has produced a steady improvement in earnings per share from $.26 in 1995 to $1.11 in 1999. Adjusting for unusual items, earnings per share increased from $.33 in 1995 to $1.03 in 1999, more than a twofold increase in four years.

Net Sales
(Millions of Dollars)

    [The following table was depicted as line graph in the printed material]

                               1995       $  485.8
                               1996       $  527.8
                               1997       $  574.9
                               1998       $  684.4
                               1999       $  730.0

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Ongoing Operating Margin%
(Percentage of Net Sales)

    [The following table was depicted as line graph in the printed material]

                                1995         4.6%
                                1996         6.8%
                                1997         6.3%
                                1998         6.7%
                                1999         9.1%

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Ongoing Net Income Per Share
(Diluted)

    [The following table was depicted as line graph in the printed material]

                                1995       $   0.33
                                1996       $   0.54
                                1997       $   0.61
                                1998       $   0.72
                                1999       $   1.03

--------------------------------------------------------------------------------

GROWTH INITIATIVES
--------------------------------------------------------------------------------

Although Church & Dwight is one of the smaller players in the consumer packaged goods business, the Company possesses an unusual range of assets which enables it to compete effectively with larger industry participants. These assets (see margin bar) create the basis for growth through bold new product innovation.

An example of this strategy of growth through innovation was the development of the Company's cat litter business. We first entered this $800 million retail market with the launch of ARM & HAMMER Cat Litter Deodorizer, a relatively small product, in the early 1990's. The first major product, ARM & HAMMER SUPER SCOOP Clumping Litter, was introduced in late 1997. Following its success, we launched ARM & HAMMER SUPER STOP(TM) Clay Litter in late 1999. Both products provide state-of-the-art deodorization. This entire business, which should represent over 10% of Church & Dwight's consumer products sales in year 2000, grew out of our deodorizing technology and the reputation of the ARM & HAMMER brand name.

Following a similar strategy, the Company expanded its oral care sales in the last two years through a series of initiatives which included the introduction of ARM & HAMMER DENTAL CARE Gum(R) in early 1998 and ARM & HAMMER ADVANCE WHITE(TM) Toothpaste in late 1998. As the next step in this strategy, we recently introduced ARM & HAMMER(R) P.M.(TM), the first toothpaste specifically formulated for the rigors of nighttime oral care.

Other new and improved products introduced in 1999 included ARM & HAMMER Baking Soda FRIDGE-N-FREEZER FRESHENER(TM), ARM & HAMMER FRESH `N SOFT Dryer Sheets replacing two earlier lines, new and improved BRILLO Soap Pads, and an anti-bacterial form of ARM & HAMMER Carpet & Room Deodorizers. Early in 2000, the Company also took an important initiative in the laundry detergent business, launching ARM & HAMMER FabriCare(R), a totally reformulated version of ARM & HAMMER Powder Laundry Detergent, offering significantly improved stain removal and color protection.

Further expansion occurred in December 1999 with the acquisitions for $55 million of two major bathroom cleaner brands, SCRUB FREE and CLEAN SHOWER. These acquisitions mark the Company's entry into the $450 million retail bathroom cleaning market, which is closely related to our existing laundry and deodorizing businesses. These acquired brands, together with BRILLO Soap Pads, SNO BOL Toilet Bowl Cleaner and other products, double the size of our household cleaning business to approximately $100 million a year, providing more critical mass for future growth.

BASIC ASSETS

o The ARM & HAMMER trademark communicating trust and reliability, as well as quality, safety, good value and environmental awareness, for over a century.

o World leadership in bicarbonate and carbonate technology, utilizing the unique properties of sodium bicarbonate and related products for whitening, deodorizing, cleaning, buffering and other applications, sold in both consumer and industrial markets.

o A nimble organization of energetic and creative people who are shareholder value-driven, and receive a high percentage of their compensation from variable programs, primarily bonuses and stock options, based on Church & Dwight's results versus those of our competitors.

GROWTH AND MARGIN INITIATIVES
--------------------------------------------------------------------------------

On the Specialty Products side of the business, in January 1999 we formed a joint venture with Safety-Kleen(R)Corp. to accelerate the growth of the ARMAKLEEN aqueous-based specialty industrial cleaning business. Mid-year, we acquired a controlling interest in our Brazilian affiliate, QGN, South America's leading producer of sodium bicarbonate, strengthening our strategic position worldwide.

The Specialty Products Division was also active on the new-product front with the introduction of two important new items: ARMICARB(R) 100, a safe foliar fungicide, and CLEAR BALANCE(TM), a convenience chemical for swimming pool maintenance. Both of these products resulted from many years of research and development efforts.

MARGIN INITIATIVES

The Company has worked steadily to improve its cost structure over the last few years, and several projects completed in late 1998 and early 1999 contributed to the significant margin improvement for the year. The most important of these were the $7 million modernization of the Green River, Wyoming, sodium bicarbonate plant; the restructuring of the industrial specialty cleaning business following the Safety-Kleen joint venture; and the $13 million overhaul of our information systems which began in mid-1997 and was completed with the integration of the new resource planning, accounting and logistics systems in early 1999.

The new computer system has already enabled us to reduce distribution costs through improvements in inventory management and transportation planning. The logistics area contains additional cost reduction opportunities. In 2000, our main objective will be to improve the efficiency of our supply chain by better coordinating our inventory management system with those of our major customers.

Parallel to the logistics effort, the Company took steps in 1999 to further improve the efficiency of its manufacturing operations. The most important was the mid-year transfer of toothpaste production from the Greenville, South Carolina, plant to the Lakewood, New Jersey, plant which consolidated all oral and personal care production on one site. The Greenville facility was closed in the third quarter. Additional capacity for both sodium bicarbonate and the fast-growing MEGALAC animal nutrition business came on-stream at the Old Fort, Ohio, plant in the fourth quarter. Late in the year, we completed a major expansion and upgrade of powder laundry detergent capacity at the Green River, Wyoming, plant, with the objective of consolidating all powder production at this facility during 2000. Additional activity is planned during 2000 to improve the cost structure of the liquid laundry detergent operation at our Syracuse, New York, plant.

Another area containing major opportunities for improved efficiency is advertising, consumer and trade promotion spending which represents about 30% of our consumer product sales. During 1999, we applied newly available analytical tools, based on supermarket scanner data, to improve the effectiveness of consumer promotion spending. Additional steps to improve the effectiveness of trade promotion spending are planned for 2000 and beyond.

OUTLOOK
--------------------------------------------------------------------------------

The focus on margin improvement paid off handsomely in 1999. Although margins will fluctuate from quarter to quarter, due to investment spending and other factors, our objective is to improve the operating margin again for the full year 2000.

As to growth, the Company will benefit from the new product initiatives and acquisitions in late 1999, and we can expect a return to higher sales growth in the months ahead.

The Company's business remains healthy. We are positive about the outlook for the year, and believe the expected combination of margin and sales gains should result in solid earnings growth in year 2000.

Sincerely,


/s/ R.A. Davies, III

R.A. Davies, III
President and Chief Executive Officer
January 26, 2000

The Company's business is organized into two segments, Consumer Products and Specialty Products. Each segment, comprised of three product lines, shares common services and is managed as a single business unit.

--------------------------------------------------------------------------------
CONSUMER PRODUCTS
--------------------------------------------------------------------------------

Oral & Personal Care Products
-----------------------------

ARM & HAMMER Dental Care Toothpaste

PEROXICARE(R) Toothpaste

ARM & HAMMER ADVANCE WHITE Toothpaste

ARM & HAMMER P.M. Toothpaste

ARM & HAMMER DENTAL CARE Gum

ARM & HAMMER Deodorant Anti-Perspirant

Deodorizing Products
--------------------

ARM & HAMMER Baking Soda

ARM & HAMMER Carpet & Room Deodorizer

ARM & HAMMER Deodorizing Air Freshener

ARM & HAMMER Cat Litter Deodorizer

ARM & HAMMER SUPER SCOOP Clumping Litter

ARM & HAMMER SUPER STOP Clay Litter

Laundry & Household Cleaners
----------------------------

Arm & Hammer FabriCare Powder Laundry Detergent

ARM & HAMMER Liquid Laundry Detergent ARM & HAMMER Washing Soda

ARM & HAMMER FRESH 'N SOFT Dryer Sheets

DELICARE(R) Fine Fabric Wash

BRILLO Soap Pads
SNO BOL Toilet Bowl Cleaner
PARSONS' Ammonia
SCRUB FREE Bathroom Cleaner
CLEAN SHOWER Bathroom Cleaner

--------------------------------------------------------------------------------
SPECIALTY PRODUCTS
--------------------------------------------------------------------------------

Specialty Chemicals
-------------------

ARM & HAMMER Sodium Bicarbonate

ARMAND(R) Potassium Carbonate

ARMICARB 100 Fungicide

CLEAR BALANCE Swimming Pool Chemical

Animal Nutrition Products
-------------------------

ARM & HAMMER Feed Grade Sodium Bicarbonate

MEGALAC Rumen Bypass Fat

ARM & HAMMER SQ-810(R) Rumen Buffer

ARM & HAMMER S-CARB(R) Rumen Buffer

Specialty Cleaners
------------------

ARMEX Blast Media

ARMAKLEEN Aqueous Cleaner

AquaWorks(R) Aqueous Cleaner

CONSUMER PRODUCTS | PRODUCT REVIEW

ORAL AND PERSONAL CARE PRODUCTS

                               [GRAPHIC OMITTED]

Another breakthrough innovation in oral care, ARM & HAMMER P.M., the Nighttime Fluoride Toothpaste, was launched in Fourth Quarter 1999. In keeping with our strategy to provide products focused on consumer benefits, P.M. is formulated to specifically fight build up of unsightly plaque and odor-causing germs resulting from the reduction of saliva flow in the mouth at night. This condition, described as "nighttime mouth," is a common complaint experienced by virtually everyone. Premium-priced and sold in a 4.5-ounce tube, the new toothpaste is available in two distinct continuous-action formulations, each containing two key ingredients: zinc citrate, a highly effective anti-microbial compound that fights plaque and stays effective for hours after brushing; and a maximum level of fluoride which helps remineralize teeth every time you brush.

      o ARM & HAMMER P.M. "Bold Mint" combines baking soda and peroxide with the familiar hearty mint flavor of ARM & HAMMER DENTAL CARE toothpastes.

      o ARM & HAMMER P.M. "Fresh Mint," a milder tasting dentifrice, is our first non-baking soda toothpaste, especially formulated to appeal to those who prefer a lighter mint taste.

Expected to reach national distribution in First Quarter 2000, P.M. will be heavily promoted via television advertising, high-impact color inserts in major market newspapers, consumer couponing, in-store displays and professional sampling.

                               [GRAPHIC OMITTED]

ARM & HAMMER ADVANCE WHITE Toothpaste, introduced in late 1998, enjoyed strong sales throughout 1999, responding to compelling and newsworthy advertising and promotion. Based on baking soda's scientifically proven ability to clean away plaque and reduce deep stains, ADVANCE WHITE is the first whitening product to be packaged with an innovative Shade Guide permitting consumers to monitor their teeth-whitening progress. The premium-priced toothpaste is available in three formulations - Paste and Gel, both with special micro-polishers; and Peroxide, a patented high-level baking soda formulation with peroxide.

ARM & HAMMER DENTAL CARE, The Baking Soda Gum(R), clinically proven to reduce plaque up to 25 percent after four weeks of daily chewing, pioneered a new oral care category segment when it was introduced in early 1998 as a companion product to our toothpastes. A fourth flavor, Wintergreen, was added in Second Quarter 1999. Late in the year, we introduced the product into the Canadian market.

                               [GRAPHIC OMITTED]

                                [PHOTO OMITTED]


--------------------------------------------------------------------------------
[LOGO] The first and only toothpaste specially formulated to fight "nighttime mouth."
--------------------------------------------------------------------------------

CONSUMER PRODUCTS | PRODUCT REVIEW

These three products reflect the strategy of the ARM & HAMMER DENTAL CARE brand, which is to be recognized as a premier supplier of serious oral care. In the last two years, our oral care sales have increased by almost 20 percent in the $1.7 billion retail toothpaste and dental gum market.

Although the ARM & HAMMER Deodorant Anti-Perspirant line continued to receive advertising support in 1999, anti-perspirants experienced a sales decline compared to 1998 when the aerosol and Advanced Deodorancy(R) lines were introduced. Additional marketing initiatives will be implemented in 2000.

DEODORIZING PRODUCTS

                               [GRAPHIC OMITTED]

ARM & HAMMER SUPER STOP, The Premium Clay Litter is a major year 2000 entry into the traditional clay segment of the $800 million retail cat litter market as a companion product to ARM & HAMMER SUPER SCOOP Clumping Litter launched in 1997. SUPER STOP, a lightweight, super-absorbent clay litter formulated with an advanced baking soda system to effectively deodorize the litter box for days at a time, is packaged in 7-, 14- and 21-pound bags available at supermarket, mass and specialty pet outlets.

                               [GRAPHIC OMITTED]

SUPER STOP will build on the success of SUPER SCOOP, which is currently the fastest-growing brand in the clumping category. Both products will be promoted in television commercials as super odor eliminators which destroy litter odors on contact, providing continuous-action odor control.

ARM & HAMMER Carpet & Room Deodorizers maintained their category leadership throughout 1999. In the second quarter, we launched a line extension, Anti-Bacterial Carpet & Room Deodorizer products in two formulations, PET FRESH(R) and Carpet & Room Odor Neutralizer, to attract both pet-owning and non-pet households. The new products perform three important beneficial functions: absorb and eliminate odors with baking soda, fight germs that cause odors with safe, active ingredients, and leave a fresh, clean scent. Strong marketing support includes pet-oriented television commercials, consumer coupon offers in major market newspapers, and a professional program targeted to veterinarians.

The base business of scented carpet and room deodorizers continues to thrive, led by 1998's LASTING SCENT(TM) line of stronger fragrances, which completed national expansion in early 1999.

                               [GRAPHIC OMITTED]

                               [GRAPHIC OMITTED]


--------------------------------------------------------------------------------
[GRAPHIC OMITTED] Extra-strength baking soda formulas destroy litter odors on contact.
--------------------------------------------------------------------------------

CONSUMER PRODUCTS | PRODUCT REVIEW

Our flagship product, ARM & HAMMER Baking Soda, responded well to its return to television. The product's core use of refrigerator deodorization, vastly improved by a newly designed cool-blue FRIDGE-N-FREEZER FRESHENER box which doubles baking soda exposure to absorb odors, was further strengthened by a "Change Your Box with the Clock" reminder promotion in both Spring and Fall.

LAUNDRY AND HOUSEHOLD CLEANING PRODUCTS

Late in 1999, the Company introduced a major performance enhancement to its ARM & HAMMER Powder Laundry Detergent line, which has long been recognized for its excellent soil- and odor-removal capabilities. The reformulated product, renamed ARM & HAMMER FabriCare, achieves scientifically proven excellent results in stain removal and color protection, out-performing other national mid-priced brands in research testing. New enzymes and a triple-action color protection system combine with baking soda and peroxide to extend fabric life and set a higher standard for clothing care. Available in five sizes, ranging from 18-load to 140-load club size, and in three formulations - regular, with bleach alternative, and perfume- and dye-free, FabriCare will roll out on a regional basis, reaching national distribution during Third Quarter 2000.

                               [GRAPHIC OMITTED]

ARM & HAMMER Liquid Laundry Detergent, reformulated in 1998 and now available in a 200-ounce jumbo-size bottle, as well as the original 50-ounce and 100-ounce size bottles, performed well throughout 1999 in the face of heavy promotion spending by our competitors. Sales of both regular and with bleach alternative products kept pace with the growing liquid category.

A new product for controlling static cling, ARM & HAMMER Fresh `N Soft Dryer Sheets, replacing ARM & HAMMER and TOSS `N SOFT(R) brands, was launched in early 1999 and incorporated in store displays and laundry detergent promotions under the banner, "Freshness Runs in Our Family."

The new and improved steel wool BRILLO Soap Pads, now 60 percent stronger, longer lasting and with more soap, were launched in First Half 1999. Retail distribution was broadened, and the product was supported by television advertising, the first in many years.

A major addition to our household cleaning products line occurred In Fourth Quarter 1999, when the Company acquired two leading brands in the $450 million retail bathroom cleaner category. CLEAN SHOWER, from Clean Shower L.P., was introduced in 1995 as the original daily shower cleaner. Based on well-patented technology, this premium-priced cleaner prevents build-up of scum, mildew stains and hard-water deposits on shower surfaces. SCRUB FREE, acquired from Benckiser Consumer Products Inc., was first launched in 1976 and repositioned in 1995 as a value brand selling at full price for twice the ounces. Four SCRUB FREE formulations include a fresh-scent and a lemon-scent Soap Scum Remover, a fresh-scent Mildew Remover and a Daily Shower Cleaner. Both brands are currently available in household cleaning sections of food and mass merchandise stores nationwide.

                                                               [GRAPHIC OMITTED]

                               [GRAPHIC OMITTED]

--------------------------------------------------------------------------------
[GRAPHIC OMITTED] The new blue FRIDGE-N-FREEZER FRESHENER box keeps food tasting fresher, longer.
--------------------------------------------------------------------------------

SPECIALTY PRODUCTS | PRODUCT REVIEW

SPECIALTY CHEMICALS

Church & Dwight's strategic position as the world's leading supplier of sodium bicarbonate for consumer and industrial uses was substantially strengthened when the two-year modernization of its sodium bicarbonate plant in Green River, Wyoming, became operational in First Quarter 1999. In order to insure the Company's ability to produce high-value specialty grades, a further increase in domestic capacity, from 440,000 to 520,000 short tons, has been announced. Half of this expansion was in place in Fourth Quarter 1999 at the Old Fort, Ohio, facility, and engineering is being completed for the remainder to be produced at the Green River plant.

                                                               [GRAPHIC OMITTED]

Church & Dwight has long been recognized for its ability to produce sodium bicarbonate granulations of exceptional purity, suitable for high-value uses such as food, healthcare and pharmaceuticals. As an example, Partners in Quality Care is a unique long-term alliance between the ARM & HAMMER brand and the nation's leaders in dialysis, through which we provide educational materials, such as posters and training films, for both professionals and patients.

[GRAPHIC OMITTED]

During 1999, the Performance Products Group introduced two new products, each based on bicarbonate technologies formulated by our R & D scientists. ARMICARB 100 is a potassium bicarbonate-based, EPA-registered contact fungicide, an environmentally sound formulation primarily for use on high-value crops, such as grapes, and also as a control for horticultural products. Helena Chemical Company, a firm well-known in the crop protection business, markets this product's uses for food crops, and H & I Agritech, Inc. is the marketer for horticultural applications. CLEAR BALANCE is a convenient single-step sodium bicarbonate-based formulation for use in swimming pools to control pH, raise alkalinity, and provide water clarity. Available in both granular and tablet form, the product is currently in test in three regional markets. Although these two products will contribute modestly to the bottom line in year 2000, their long-term potential is considerable.

The Armand Products Company which sells potassium carbonate and bicarbonate, with video glass as its primary market, again experienced lower sales because of weakness in demand from video glass producers. Brotherton Speciality Products, Ltd., our subsidiary in the United Kingdom, continued to focus on ammonium- and potassium-based specialty chemicals used in food, pharmaceutical and photographic sectors.

In keeping with the Company's strategy of global growth for the Specialty Chemicals business, Church & Dwight acquired in Second Quarter 1999 an additional 35 percent interest in its Brazilian affiliate, Quimica Geral do Nordeste (QGN), raising its 40 percent initial interest, acquired in 1997, to a total of 75 percent. The firm is South America's leading producer of sodium bicarbonate and is also Brazil's sole producer of barium carbonate, used primarily in the production of video glass, much as potassium carbonate from our Armand joint venture is used to make video glass in the U.S. With 1999 sales in excess of $20 million, QGN contributed to the Company's growth in operating profit.

                                                               [GRAPHIC OMITTED]

--------------------------------------------------------------------------------
ARMICARB 100 - a safe foliar fungicide; Clear BALANCE - a convenience chemical for
--------------------------------------------------------------------------------

SPECIALTY PRODUCTS | PRODUCT REVIEW

ANIMAL NUTRITION PRODUCTS

In the Animal Nutrition product line, our rumen buffers business, which consists of sodium bicarbonate and sodium sesquicarbonate, improved as more managed dairy herds increased the usage of rumen buffers to balance feed rations for maximum milk production. A new buffer product, ARM & HAMMER S-Carb(R), a refined sodium sesquicarbonate, was added to the quality ARM & HAMMER line late in the year as the result of a supply agreement with FMC Corp.

                                                               [GRAPHIC OMITTED]

MEGALAC Rumen Bypass Fat and the value-added MEGALAC products continued their robust growth. In 1999, MEGALAC volume sales surged for the third consecutive year at a rate which surpassed our domestic production capacity, forcing us to meet demand with product from the United Kingdom. In the fourth quarter, a 65 percent increase in MEGALAC capacity came on-stream to accommodate the growing demand in North America.

[GRAPHIC OMITTED]

A major initiative in this product line is LifeRight Foods L.L.C., our joint venture with Agway, Inc. and Compton & Associates, to develop enhanced natural feed ingredients to be used in producing functional foods, defined as foods with health-promoting properties such as reduced fats or cholesterol. Established in late 1998, LifeRight Foods expects to have its first product ready for market before year-end 2000.

SPECIALTY CLEANING PRODUCTS

Specialty Cleaning Products is a new and growing product line in the Specialty Products Division. In January 1999, two agreements were finalized which are the basis for a total restructuring of the business:

The Company took a major step in extending its alliance with Safety-Kleen Corp. into a new joint venture, named The ArmaKleen Company headquartered in Princeton, New Jersey, with the objective of building a specialty cleaning business based on Church & Dwight's aqueous cleaning technology and Safety-Kleen's unique selling and distribution capabilities. Beginning last September, Safety-Kleen's nearly 3,000 sales and service representatives were introduced, through an intensive marketing campaign, to our full line of ARMAKLEEN and AquaWorks aqueous cleaning products as environmentally superior alternatives to hydrocarbon-based solvents.

                                                               [GRAPHIC OMITTED]

In a separate agreement, the equipment portion of ARMEX Cleaning and Coating Removing Systems was sold to U.S. Filter Corporation, while Church & Dwight retained its interest in the ARMEX Soluble Blast Media business for which U.S. Filter became a distributor. At year-end, ARMEX continues to hold its position in the industry as the leading sodium bicarbonate agent used in blast cleaning applications.

Now that the new organization is in place, we believe the Specialty Cleaning line is prepared for significant future growth.

--------------------------------------------------------------------------------
pool maintenance; ARM & HAMMER S-Carb - a rumen buffer to improve milk production.
--------------------------------------------------------------------------------

CHURCH & DWIGHT CO., INC. AND SUBSIDIARIES
Eleven-Year Financial Review
(Dollars in millions, except per share data)

Operating Results                          1999             1998          1997          1996          1995          1994
==========================================================================================================================
Net sales:

Consumer Products                       $    586.9          560.2         459.0         417.6         380.6         393.0
Specialty Products                           143.1          124.2         115.9         110.2         105.2          98.0
Total                                        730.0          684.4         574.9         527.8         485.8         491.0
--------------------------------------------------------------------------------------------------------------------------
Marketing                               $    176.1          182.2         148.3         136.3         120.0         131.3
--------------------------------------------------------------------------------------------------------------------------
Research & development                  $     17.9           16.4          15.8          17.8          18.5          20.6
--------------------------------------------------------------------------------------------------------------------------
Income from operations                  $     67.7           42.5          30.6          27.3           8.4           1.5
--------------------------------------------------------------------------------------------------------------------------
% of sales                                     9.3%           6.2%          5.3%          5.2%          1.7%           .3%
--------------------------------------------------------------------------------------------------------------------------
Net income                              $     45.4           30.3          24.5          21.2          10.2           6.1
==========================================================================================================================
Net income per share - basic            $     1.17            .78           .63           .55           .26           .16
==========================================================================================================================
Net income per share - diluted          $     1.11            .76           .61           .54           .26           .16
==========================================================================================================================

Financial Position
==========================================================================================================================
Total assets                            $    476.3          391.4         351.0         308.0         293.2         294.5
Total debt                                    84.4           48.8          39.5           7.5          12.5          32.5
Stockholders' equity                         226.7          194.8         179.3         165.3         153.7         153.9
--------------------------------------------------------------------------------------------------------------------------
Total debt as a %
    of total capitalization                     27%            20%           18%            4%            8%           17%
--------------------------------------------------------------------------------------------------------------------------
Working capital                         $     35.2           42.6          23.2          36.8          22.1          23.4
--------------------------------------------------------------------------------------------------------------------------
Current ratio                                  1.3            1.3           1.2           1.4           1.2           1.2
==========================================================================================================================

Other Data
==========================================================================================================================
Average common shares
    outstanding-basic (In thousands)        38,792         38,734        38,922        39,068        39,134        39,412
--------------------------------------------------------------------------------------------------------------------------
Return on average
    stockholders' equity                      21.5%          16.2%         14.2%         13.3%          6.6%          3.8%
--------------------------------------------------------------------------------------------------------------------------
Return on average capital                     17.0%          13.8%         12.8%         12.7%          6.2%          3.6%
--------------------------------------------------------------------------------------------------------------------------
Cash dividends paid                     $     10.1            9.3           9.0           8.6           8.6           8.7
--------------------------------------------------------------------------------------------------------------------------
Cash dividends paid
    per common share                    $      .26            .24           .23           .22           .22           .22
--------------------------------------------------------------------------------------------------------------------------
Stockholders' equity
    per common share                    $     5.84           5.05          4.62          4.25          3.94          3.94
--------------------------------------------------------------------------------------------------------------------------
Additions to property,
    plant and equipment                 $     33.1           27.1           9.9           7.1          19.7          28.4
--------------------------------------------------------------------------------------------------------------------------
Depreciation and
    amortization                        $     19.3           16.5          14.2          13.6          13.1          11.7
--------------------------------------------------------------------------------------------------------------------------
Employees at year-end                        1,324          1,127         1,137           937           941         1,028
Statistics per employee:*
(In thousands)
    Sales                               $      635            607           506           563           516           478
    Operating earnings                          57             38            27            29             9             1
==========================================================================================================================

Operating Results                               1993          1992          1991          1990        1989
==============================================================================================================
Net sales:

Consumer Products                               410.4         409.3         386.1         331.1         295.6
Specialty Products                               97.3          87.2          80.7          80.2          75.8
Total                                           507.7         496.5         466.8         411.3         371.4
--------------------------------------------------------------------------------------------------------------
Marketing                                       126.3         123.0          94.9          71.3          45.9
--------------------------------------------------------------------------------------------------------------
Research & development                           21.2          17.8          13.4          12.3           7.9
--------------------------------------------------------------------------------------------------------------
Income from operations                           35.6          37.7          34.0          28.9          25.2
--------------------------------------------------------------------------------------------------------------
% of sales                                        7.0%          7.6%          7.3%          7.0%          6.8%
--------------------------------------------------------------------------------------------------------------
Net income                                       26.3          29.5          26.5          22.5           8.6
==============================================================================================================
Net income per share - basic                      .65           .73           .65           .53           .21
==============================================================================================================
Net income per share - diluted                    .64           .71           .65           .53           .21
==============================================================================================================

Financial Position
==============================================================================================================
Total assets                                    281.7         261.0         244.3         249.2         242.5
Total debt                                        9.6           7.7           7.8          31.0          53.6
Stockholders' equity                            169.4         159.1         139.2         118.7         111.6
--------------------------------------------------------------------------------------------------------------
Total debt as a %
    of total capitalization                         5%            5%            5%           21%           32%
--------------------------------------------------------------------------------------------------------------
Working capital                                  54.6          40.7          34.1          46.1          66.8
--------------------------------------------------------------------------------------------------------------
Current ratio                                     1.8           1.5           1.4           1.6           2.2
==============================================================================================================

Other Data
==============================================================================================================
Average common shares
    outstanding-basic (In thousands)           40,446        40,676        39,662        40,910        41,456
--------------------------------------------------------------------------------------------------------------
Return on average
    stockholders' equity                         16.0%         19.8%         20.5%         19.5%          7.7%
--------------------------------------------------------------------------------------------------------------
Return on average capital                        15.3%         19.0%         18.5%         15.7%          6.8%
--------------------------------------------------------------------------------------------------------------
Cash dividends paid                               8.5           7.7           6.7           6.1           5.4
--------------------------------------------------------------------------------------------------------------
Cash dividends paid
    per common share                              .21           .19           .17           .15           .13
--------------------------------------------------------------------------------------------------------------
Stockholders' equity
    per common share                             4.22          3.91          3.43          2.94          2.70
--------------------------------------------------------------------------------------------------------------
Additions to property,
    plant and equipment                          28.8          12.5          19.3          10.0          10.4
--------------------------------------------------------------------------------------------------------------
Depreciation and
    amortization                                 10.6           9.8           9.5           8.9           8.5
--------------------------------------------------------------------------------------------------------------
Employees at year-end                           1,096         1,092         1,081           994         1,070
Statistics per employee:*
(In thousands)
    Sales                                         463           455           432           414           347
    Operating earnings                             33            35            31            29            24
==============================================================================================================

* 1999 results reflect sales and earnings for U.S. operations only.

FINANCIAL REVIEW

The Financial Review discusses the Company's performance for 1999 and compares it to previous years. This Review is an integral part of the Annual Report and should be read in conjunction with all other sections.

1999 COMPARED TO 1998

Net Sales

Net sales increased by $46 million or 6.7% to $730 million, compared to $684 million in the previous year. The majority of this increase was due to growth in the Consumer Products business.

Consumer Products were up 4.8% led by strong growth in deodorizing products, particularly ARM & HAMMER SUPER SCOOP Cat Litter, and increased toothpaste sales resulting from the introduction of the ARM & HAMMER ADVANCE WHITE product line in late 1998, partially offset by lower sales of ARM & HAMMER DENTAL CARE Gum. Last year's results reflected a 22.0% increase in consumer product sales relating to the introduction of two major new products in late 1997 and early 1998, ARM & HAMMER SUPER SCOOP Cat Litter and ARM & HAMMER DENTAL CARE Gum.

Specialty Products were up 15.2% due largely to the inclusion of QGN, the Company's 75% owned Brazilian subsidiary, whose results are now consolidated, and strong sales of animal nutrition products, particularly MEGALAC Rumen Bypass Fat. These increases were partially offset by the deconsolidation of the Specialty Cleaners business which is accounted for on the equity method in 1999 following the formation of the ArmaKleen Company as a 50% owned affiliate.

Operating Costs

The Company's gross margin decreased slightly to 44.6% from 44.7% in the prior year. Major favorable factors included lower direct manufacturing costs, particularly in the form of lower material costs, and improved distribution efficiencies. This margin improvement, however, was more than offset by the inclusion of the Brazilian subsidiary, the shift in the high margin specialty cleaning business from having its results fully consolidated in 1998 to being accounted for as an equity investment in 1999, and the use of co-packers to meet higher than expected order requirements. The one-time acquisition related inventory costs of the CLEAN SHOWER and SCRUB FREE brands also contributed to gross margin decline in 1999.

Advertising, consumer and trade promotion expenses decreased $6.1 million to $176.1 million. The most significant factor behind this decrease is lower expenses in support of the oral and personal care product line, compared to the previous year which included introductory costs of ARM & HAMMER DENTAL CARE Gum. This reduction in expenses was partially offset by higher promotional support behind the deodorizing product line and the introduction of ARM & HAMMER SUPER STOP, the Company's first entry into the traditional clay cat litter market.

Selling, general and administrative expenses increased $5.2 million. Major factors contributing to this increase included higher brokerage expenses related to higher sales, higher personnel and outside service costs in support of new business initiatives, the inclusion of the Brazilian subsidiary, and higher net costs of information systems, as less of these expenditures qualified for capitalization in 1999. These increases were partially offset by the reorganization of the Specialty Cleaners business in 1999.

In early 1999, the Company sold most of its trona mineral leases in Wyoming for approximately $22.5 million, resulting in a one-time gain of approximately $11.8 million.

The Company recorded a pre-tax charge of $6.6 million for impairment and certain other items related to a planned plant shutdown late in 1999, which included the rationalization of both toothpaste and powder laundry detergent production.

Other Income and Expenses

The increase in equity in earnings of affiliates is due to the formation of the ArmaKleen Company as a 50% affiliate, which product lines prior to this year were fully consolidated in the Specialty Cleaners business. The Company also benefited from a $.4 million additional contribution from our Brazilian subsidiary during the period of 1999 that the Company owned only 40%, and did not consolidate this subsidiary.

The Armand Products Company, saw a 7.5% sales decline driven by an increase of imports and domestic production of video glass. Although manufacturing cost reductions were obtained, our profitability in this business declined by approximately $.6 million.

Investment income was lower than a year ago as a result of a lower amount of average cash available for investment.

Other expenses in 1998 were largely the result of foreign exchange losses, which included translation losses incurred by our Venezuelan subsidiary due to the devaluation of the local currency.

Although average domestic debt outstanding during 1999 was lower than the prior year, interest expense was up slightly because of the debt service costs of the Brazilian subsidiary.

Taxation

The effective tax rate for 1999 was 36.9%, compared to 34.4% in the previous year. The lower effective rate in 1998 is primarily due to the utilization of tax losses of our Venezuelan subsidiary that could not be utilized in prior years.

Net Income and Earnings Per Share The Company's net income for 1999 was $45.4 million, equivalent to diluted earnings of $1.11 per share, compared to $30.3 million or $.76 per share in 1998.

1998 COMPARED TO 1997

Net Sales

Net sales increased 19.0% in 1998 primarily due to growth in the Consumer Products business.

Consumer Products were up 22.0% reflecting the introduction of two new major consumer products, SUPER SCOOP Cat Litter, in 1997's third quarter and ARM & HAMMER DENTAL CARE Gum, in early 1998. The acquisition of BRILLO Soap Pads and certain other brands in late 1997 also contributed to the sales growth. In the established consumer business, higher sales of laundry and deodorizing products were partially offset by lower toothpaste sales.

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

Other Income and Expenses

The Armand Products Company, saw a 2.8% sales decline driven by an increase in imports of finished products from the Far East as the dollar strengthened against Asian currencies. The slightly lower profitability on the lower sales of this joint venture, together with a break-even result from our 40% equity interest in our Brazilian chemical affiliate, were the primary reasons for the $.8 million decrease in equity income.

Investment income was lower than a year ago as a result of a lower amount of average cash available for investment.

Other expenses in 1998 were largely the result of foreign exchange losses, which include translation losses incurred by our Venezuelan subsidiary due to the devaluation of the local currency.

Interest expense in 1998 was approximately $1.7 million higher than the previous year and was the result of an increase of the debt incurred to finance the purchase of new product lines in the third quarter of 1997 and the first quarter of 1998. Additional financing was also required to fund the acquisition of the Lakewood plant and a relatively large capital expenditure program.

Taxation

The effective tax rate for 1998 was 34.4%, compared to 36.7% in the previous year. The lower effective rate is primarily due to the utilization of tax losses of our Venezuelan subsidiary that could not be utilized in prior years.

Net Income and Earnings Per Share

The Company's net income for 1998 was $30.3 million, equivalent to diluted earnings of $.76 per share, compared to $24.5 million or $.61 per share in 1997.

LIQUIDITY AND CAPITAL RESOURCES

The Company's balance sheet was strong at both the 1999 and 1998 year-end. The net debt position, after deducting cash and short-term investments, increased to $60.6 million at December 31, 1999 from $30.6 million at the year-end 1998.

In 1999, operating cash flow was $64.0 million. The most significant factor contributing to the cash flow from operating activities was the higher operating earnings before non-cash charges for depreciation and amortization. Operating cash flow together with the proceeds from the sale of mineral rights and additional net borrowings of $30.0 million, were used to acquire the CLEAN SHOWER and SCRUB FREE brands, and to increase our investment in the Brazilian subsidiary to a 75% majority owned position. Cash flow was also used to fund significant capital expenditures associated mainly with the reformulated powder laundry detergent manufacturing process at Green River, toothpaste and gum manufacturing capabilities at Lakewood, and the expansion of Megalac capacity at Old Fort. Other major uses of cash included the payment of cash dividends and the purchase of 424,000 shares of treasury stock.

The Company has a total debt-to-capital ratio of approximately 27%. At December 31, 1999 the Company had $57.0 million of additional borrowing capacity available through short-term lines of credit. Capital expenditures in 2000 are expected to be lower than in 1999, but may be higher than the level of depreciation and amortization. Management believes that operating cash flow, coupled with the Company's access to credit markets, will be more than sufficient to meet the anticipated cash requirements for the coming year.

In 1998, operating cash flow was $48.2 million. Major factors contributing to the cash flow from operating activities included higher operating earnings before non-cash charges for depreciation and amortization, offset by an increase in accounts receivable related to the higher sales. Operating cash flow together with additional net borrowings of $9.3 million were used to fund capital expenditures associated mainly with the installation of the new enterprise software system and related hardware additions, plant modernization and cat litter capacity projects at Green River, and new packaging equipment in support of the BRILLO Soap Pad line at our London, Ohio, plant. Other major uses of cash included the expenditures related to the Lakewood plant acquisition, the early 1998 acquisition of the TOSS `N SOFT product line, and the purchase of 694,000 shares of treasury stock and cash dividends.

OTHER ITEMS

Market Risk

Interest Rate Risk

The Company has available short-term unsecured lines of credit with several banks. The Company's primary domestic line of credit is $80 million, of which $23 million was utilized as of December 31,1999; and $50 million of a revolving credit agreement of which $50 million was utilized at December 31,1999. The weighted average interest rate on these borrowings at December 31,1999 was approximately 6.5%. The Company entered into interest rate swap agreements to reduce the impact of interest rates on this debt. The swap agreements are contracts to exchange floating rate for fixed interest rate payments periodically over the life of the agreements without the exchange of the underlying notional amounts. As of December 31,1999, the Company entered into agreements for a notional amount of $23 million, swapping debt with a three month LIBOR rate for a fixed rate that averages 6.2%. As a result, the swap agreements eliminate the variability of interest expense for that portion of the Company's debt. However, a 10% drop in interest rates would result in an immaterial payment under the swap agreement in excess of what would have been paid based on the variable rate.

The Company's domestic operations and its Brazilian subsidiary have short and long term debts that are floating rate obligations. If the floating rate was to change by 10% from December 31,1999 and 1998, levels, annual interest expense associated with the floating rate debt would be immaterial.

Foreign Currency

The Company is subject to exposure from fluctuations in foreign currency exchange rates, primarily U.S. Dollar/British Pound, U.S. Dollar/Japanese Yen, U.S. Dollar/Canadian Dollar and U.S. Dollar/Brazilian Real.

The Company enters into forward exchange contracts to hedge anticipated but not yet committed sales denominated in the Canadian dollar, the British pound and the Japanese Yen. The terms of these contracts are for periods of under 12 months. The purpose of the Company's foreign currency hedging activities is to protect the Company from the risk that the eventual dollar net cash inflows from the sale of products to foreign customers will be adversely affected by changes in exchange rates. The amount outstanding at December 31,1999 and 1998 of "sell" contracts, translated into U.S. dollars using the rates current at the reporting date, were $3,944,000 and $3,156,000, respectively. At December 31,1999, the Company had an immaterial unrealized gain and an immaterial unrealized loss at December 31,1998. Had there been a 10% change in the value of the underlying foreign currency, the effect on these contracts would still have been immaterial.

The Company is also subject to translation exposure of the Company's foreign subsidiary's financial statements. A hypothetical change of 10% in the exchange rates for the U.S. Dollar to the Canadian Dollar, the British Pound and the Brazilian Real from those at December 31,1999 and 1998, would result in an annual currency translation gain or loss of approximately $.6 million in 1999 and $.3 million in 1998.

New Accounting Pronouncement

In June 1998, The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS 133") "Accounting for Derivative Instruments and Hedging Activities." This Statement requires that all derivatives be recorded in the balance sheet as either an asset or liability measured at fair value. The Statement requires that changes in a derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. In June 1999, the FASB issued SFAS No. 137 which deferred the effective date of adoption of SFAS No. 133 for one year. The Company will adopt SFAS No. 133 in the 2001 financial statements. The Company is in the process of evaluating this Statement and has not yet determined the future impact on the Company's consolidated financial statements.

Year 2000

The Company was prepared for the date change to the year 2000 and successfully started the year 2000 without any interruption to the business. Although our IT systems and non-IT systems have operated thus far in the new year without any major disruptions there still exists the remote possibility that some future undetected problem may still occur.

Total expenditures incurred on Y2K-related projects through the fourth quarter of 1999 are estimated at approximately $13 million, and any remaining costs of these projects are not expected to be significant.

Competitive Environment

The Company operates in highly competitive consumer product markets, in which cost efficiency and innovation are critical to success.

Most of the Company's laundry and household cleaning products are sold as value brands, which makes their cost position most important. Toward the end of 1999, the Company experienced increased price competition in the laundry detergent category. To stay competitive in this category, the Company completed a major project to modernize and upgrade its powder laundry detergent plant at Green River, Wyoming. With this project completed in late 1999, we expect to concentrate all powder laundry detergent production at Green River, thereby improving upon our cost position.

The Company has been very successful in recent years in entering the oral care and personal care and deodorizing businesses using the unique strengths of its ARM & HAMMER trademark and baking soda technology. These are highly innovative markets, characterized by a continuous flow of new products and line extensions, and requiring heavy advertising and promotion.

In 1998, the Company made an important addition to the oral care product line with the introduction of ARM & HAMMER DENTAL CARE Gum. Although this introduction was considered a success in creating a new category, competitive products have been developed and the eventual success of the product may not be known for some time. The Company expects one or more additional competitive entries into the category in the years 2000 and 2001. In the toothpaste category, the Company introduced, early in 1999, ARM & HAMMER ADVANCE WHITE, a new product line based on the whitening power of baking soda in combination with other ingredients and, late in the year, ARM & HAMMER PM, the first toothpaste specifically formulated for nighttime oral care. The Company anticipates that marketing spending levels will remain high in 2000.

The major activity in the deodorizing product line for 1999 was the continuation of the SUPER SCOOP Cat Litter launch, which first began in late 1997. Late in the year, the Company introduced ARM & HAMMER SUPER STOP Clay Litter into the traditional clay segment. This product will require additional support as distribution is expanded. In 1999, the Company introduced two line extensions in the deodorizing area: ARM & HAMMER Baking Soda FRIDGE-N-FREEZER FRESHENER and ARM & HAMMER Carpet Deodorizer Lasting Scent. These introductions usually involve heavy marketing costs in the year of launch, and the eventual success of these line extensions will not be known for some time.

In the Specialty Products business, competition within the two major product categories, sodium bicarbonate and potassium carbonate, remained intense in 1999. Sodium bicarbonate sales have been impacted for several years by a nahcolite-based sodium bicarbonate manufacturer which has been operating at the lower end of the business and is now making an effort to enter the higher end. Furthermore, an affiliate of an energy services company has announced plans to enter the sodium bicarbonate market in late 2000 or early 2001 using a new nahcolite process. To strengthen its competitive position, the Company has recently completed the modernization of its Green River facility to provide better availability of specialized grades, and has increased its production capacity at Old Fort. The Company is also increasing its R & D spending on health care, food processing and other high-end applications. As for potassium carbonate, the Company expects imports of video glass from the Far East and production from domestic suppliers to affect U.S. demand in 2000 as it did in 1999.

During the year, the Company continued to pursue opportunities to build a specialized industrial cleaning business using our aqueous-based technology. In early 1999, the Company extended its alliance with Safety-Kleen Corp. to build a specialty cleaning products business based on our technology and their sales and distribution organization. While this opportunity holds great promise, the outcome will not be known for some time.

Cautionary Note on Forward-Looking Statements

This Annual Report contains forward-looking statements relating, among others, to financial objectives, sales growth and margin improvement programs. Many of these statements depend on factors outside the Company's control, such as economic conditions, market growth and consumer demand, competitive products and pricing, raw material costs and other matters. With regard to new product introductions, there is particular uncertainty related to trade, competitive and consumer reactions. If the Company's assumptions are incorrect, or there is a significant change in some of these key factors, the Company's performance could vary materially from the forward-looking statements in this Report.

Common Stock Price Range and Dividends               1999                                  1998
=============================================================================================================
                                          Low         High      Dividend     Low            High     Dividend
-------------------------------------------------------------------------------------------------------------
1st Quarter                             $ 16 1/2   $ 22 13/16    $ 0.06    $13 3/16      $ 15 5/16   $  0.06
2nd Quarter                               19 1/32    23 1/8        0.06     14 9/16        15 7/16      0.06
3rd Quarter                               20 9/16    25 1/2        0.07     13 9/16        17 3/16      0.06
4th Quarter                               23 1/8     30 3/16       0.07     13 3/4         18           0.06
-------------------------------------------------------------------------------------------------------------
Full Year                               $ 16 1/2   $ 30 3/16     $ 0.26    $13 3/16      $ 18        $  0.24
=============================================================================================================

Based on composite trades reported by the New York Stock Exchange.

Approximate number of holders of Church & Dwight's Common Stock as of December 31, 1999: 10,000.

CHURCH & DWIGHT CO., INC. AND SUBSIDIARIES
Consolidated Statements of Income
(Dollars in thousands, except per share data)

Year ended December 31,                                           1999          1998          1997
=====================================================================================================
Net Sales                                                       $ 730,036     $ 684,393     $ 574,906
Cost of sales                                                     404,341       378,604       314,821
-----------------------------------------------------------------------------------------------------

Gross Profit                                                      325,695       305,789       260,085
Advertising, consumer and trade promotion expenses                176,123       182,206       148,254
Selling, general and administrative expenses                       87,047        81,824        81,275
Gain on sale of mineral rights                                    (11,772)           --            --
Impairment and other items                                          6,617            --            --
Sale of technology                                                     --        (3,500)           --
Plant shutdown                                                         --         2,766            --
-----------------------------------------------------------------------------------------------------

Income from Operations                                             67,680        42,493        30,556
Equity in earnings of affiliates                                    6,366         5,276         6,057
Investment earnings                                                 1,216         1,348         1,666
Other income (expense)                                                201          (278)        1,320
Interest expense                                                   (2,760)       (2,653)         (912)
-----------------------------------------------------------------------------------------------------

Income before taxes                                                72,703        46,186        38,687
Income taxes                                                       26,821        15,897        14,181
Minority interest; net of taxes                                       525            --            --
=====================================================================================================
Net Income                                                      $  45,357     $  30,289     $  24,506
=====================================================================================================

Weighted average shares outstanding (in thousands) - Basic         38,792        38,734        38,922
Weighted average shares outstanding (in thousands) - Diluted       41,043        40,050        39,942

=====================================================================================================
Net Income Per Share - Basic                                    $    1.17     $     .78     $     .63
Net Income Per Share - Diluted                                  $    1.11     $     .76     $     .61
=====================================================================================================

See Notes to Consolidated Financial Statements.

CHURCH & DWIGHT CO., INC. AND SUBSIDIARIES
Consolidated Balance Sheets
(Dollars in thousands, except per share data)

December 31,                                                      1999          1998
====================================================================================
Assets
====================================================================================
Current Assets
Cash and cash equivalents                                    $  19,765     $  16,189
Short-term investments                                           4,000         2,042
Accounts receivable, less allowances of $1,552 and $1,579       64,505        65,014
Inventories                                                     72,670        60,285
Current portion of notes receivable                                 --         7,485
Deferred income taxes                                            8,221        10,535
Prepaid expenses                                                 6,622         5,258
------------------------------------------------------------------------------------
Total Current Assets                                           175,783       166,808
------------------------------------------------------------------------------------
Property, Plant and Equipment (Net)                            182,219       161,712
Notes Receivable                                                 3,000         2,384
Equity Investment in Affiliates                                 20,177        27,751
Long-term Supply Contracts                                       4,105         4,918
Goodwill and Other Intangibles                                  83,744        25,142
Other Assets                                                     7,278         2,723
------------------------------------------------------------------------------------
Total Assets                                                 $ 476,306     $ 391,438
====================================================================================

Liabilities and Stockholders' Equity
====================================================================================
Current Liabilities
Short-term borrowings                                        $  25,574     $  18,500
Accounts payable and accrued expenses                          106,109        98,069
Current portion of long-term debt                                  685           685
Income taxes payable                                             8,240         6,983
------------------------------------------------------------------------------------
Total Current Liabilities                                      140,608       124,237
------------------------------------------------------------------------------------
Long-term Debt                                                  58,107        29,630
Deferred Income Taxes                                           20,416        21,178
Deferred Liabilities                                            11,860         6,785
Nonpension Postretirement and Postemployment Benefits           15,145        14,770
Minority Interest                                                3,437            --

Commitments and Contingencies

Stockholders' Equity
Preferred Stock-$1.00 par value
Authorized 2,500,000 shares, none issued                            --            --
Common Stock-$1.00 par value
Authorized 100,000,000 shares,
issued 46,660,988 shares                                        46,661        46,661
Additional paid-in capital                                      18,356        13,171
Retained earnings                                              253,885       218,618
Accumulated other comprehensive (loss)                          (4,599)         (782)
------------------------------------------------------------------------------------
                                                               314,303       277,668
Common stock in treasury, at cost:
     7,805,152 shares in 1999 and
     8,039,010 shares in 1998                                  (87,021)      (82,281)
Due from shareholder                                              (549)         (549)
------------------------------------------------------------------------------------
Total Stockholders' Equity                                     226,733       194,838
------------------------------------------------------------------------------------
Total Liabilities and Stockholders' Equity                   $ 476,306     $ 391,438
====================================================================================

See Notes to Consolidated Financial Statements.

CHURCH & DWIGHT CO., INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flow
(Dollars in thousands)

Year ended December 31,                                  1999         1998         1997
=========================================================================================
Cash Flow From Operating Activities
=========================================================================================
Net Income                                             $ 45,357     $ 30,289     $ 24,506
Adjustments to reconcile net income to
net cash provided by operating activities:
    Depreciation, depletion and amortization             19,256       16,503       14,158
    Disposal of fixed assets                              5,490        3,554           --
    Equity in earnings of affiliates                     (6,366)      (5,276)      (6,057)
    Deferred income taxes                                 1,888         (133)       2,733
    Gain on sale of mineral rights                      (11,772)          --           --
    Other                                                   403           90          155

Change in assets and liabilities:
    Decrease (increase) in accounts receivable            2,661      (15,545)      (7,875)
    (Increase) decrease in inventories                   (5,601)       2,053       (7,108)
    (Increase) decrease in prepaid expenses              (1,235)         455         (819)
    Increase (decrease) in accounts payable               4,513        6,143       (1,118)
    Increase (decrease) in income taxes payable           3,426        6,521       (3,683)
    Increase in other liabilities                         6,025        3,505        1,650
-----------------------------------------------------------------------------------------
Net Cash Provided by Operating Activities                64,045       48,159       16,542

Cash Flow From Investing Activities
=========================================================================================
(Increase) decrease in short-term investments            (1,958)       1,951        1,018
Additions to property, plant and equipment              (33,112)     (27,123)      (9,918)
Proceeds from sale of mineral rights                     16,762           --           --
Distributions from affiliates                             3,354        4,756        5,818
Investment in affiliates, net of cash acquired           (9,544)        (360)     (10,421)
Purchase of new product lines                           (54,826)      (7,038)     (30,973)
Purchase of other assets                                 (4,404)      (1,995)        (727)
Proceeds from note receivable                             6,869        4,131           --
Investment in note receivable                                --       (3,000)          --
Acquisition of manufacturing facility                        --       (9,014)          --
Purchase of supply contract                                  --       (2,750)          --
Purchase of license agreement                                --           --       (1,000)
-----------------------------------------------------------------------------------------
Net Cash Used in Investing Activities                   (76,859)     (40,442)     (46,203)

Cash Flow From Financing Activities
=========================================================================================
Proceeds (repayments) from short-term borrowing           5,349      (13,500)      32,000
Proceeds from stock options exercised                     6,679        3,770        1,705
Purchase of treasury stock                               (9,116)     (10,269)      (3,044)
Payment of cash dividends                               (10,090)      (9,293)      (8,953)
Long-term debt repayment                                   (685)        (685)          --
Long-term borrowing                                      24,253       23,500           --
-----------------------------------------------------------------------------------------
Net Cash Provided by (Used in) Financing Activities      16,390       (6,477)      21,708

Net Change in Cash and Cash Equivalents                   3,576        1,240       (7,953)
Cash and Cash Equivalents at Beginning of Year           16,189       14,949       22,902
-----------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year               $ 19,765     $ 16,189     $ 14,949
-----------------------------------------------------------------------------------------

Cash paid during the year for:
    Interest (net of amounts capitalized)              $  2,831     $  2,768     $    698
    Income taxes                                         21,524        9,521       15,159

In 1999, the Company purchased an additional 35% of the stock of QGN, bringing its total ownership position to 75%. In conjunction with the acquisition, liabilities were assumed as follows:

    Fair value of assets                               $ 22,699
    Cash paid for stock                                  (9,034)
    Liabilities assumed                                $ 13,665
=========================================================================================

See Notes to Consolidated Financial Statements.

CHURCH & DWIGHT CO., INC. AND SUBSIDIARIES
Consolidated Statements of Stockholders' Equity
(In thousands)

Years ended December 31, 1999, 1998, 1997
=======================================================================================================
                                      Number of Shares                        Amounts
                                   =======================     ========================================

                                                                                             Additional
                                   Common        Treasury        Common       Treasury         Paid-In
                                    Stock          Stock         Stock          Stock          Capital
=======================================================================================================
January 1, 1997                    46,661         (7,756)      $  46,661      $ (72,708)      $  10,033
Net Income                             --             --              --             --              --
Translation adjustments                --             --              --             --              --
Comprehensive Income
Cash dividends                         --             --              --             --              --
Stock option plan
   transactions including
   related income tax benefit          --            202              --          1,184             733
Purchase of treasury stock             --           (232)             --         (3,044)             --
=======================================================================================================
December 31, 1997                  46,661         (7,786)         46,661        (74,568)         10,766
Net Income                             --             --              --             --              --
Translation adjustments                --             --              --             --              --
Comprehensive Income
Cash dividends                         --             --              --             --              --
Stock option plan
   transactions including
   related income tax benefit          --            428              --          2,474           2,278
Purchase of treasury stock             --           (694)             --        (10,269)             --
Other stock issuances                  --             13              --             82             127
=======================================================================================================
December 31, 1998                  46,661         (8,039)         46,661        (82,281)         13,171
Net Income                             --             --              --             --              --
Translation adjustments                --             --              --             --              --
Comprehensive Income
Cash dividends                         --             --              --             --              --
Stock option plan
   transactions including
   related income tax benefit          --            649              --          4,311           5,028
Purchase of treasury stock             --           (424)             --         (9,116)             --
Other stock issuances                  --              9              --             65             157
=======================================================================================================
December 31, 1999                  46,661         (7,805)      $  46,661      $ (87,021)      $  18,356
=======================================================================================================

Years ended December 31, 1999, 1998, 1997
===================================================================================================
                                                                 Amounts
                                  =================================================================
                                                      Accumulated
                                                          Other           Due
                                        Retained      Comprehensive       From        Comprehensive
                                        Earnings      Income (loss)    Shareholder       Income
===================================================================================================
January 1, 1997                        $ 182,069       $    (194)      $    (549)
Net Income                                24,506              --              --         24,506
Translation adjustments                       --            (397)             --           (397)
Comprehensive Income                                                                     24,109
Cash dividends                            (8,953)             --              --
Stock option plan
   transactions including
   related income tax benefit                 --              --              --
Purchase of treasury stock                    --              --              --
===================================================================================================
December 31, 1997                        197,622            (591)           (549)
Net Income                                30,289              --              --         30,289
Translation adjustments                       --            (191)             --           (191)
Comprehensive Income                                                                     30,098
Cash dividends                            (9,293)             --              --
Stock option plan
   transactions including
   related income tax benefit                 --              --              --
Purchase of treasury stock                    --              --              --
Other stock issuances                         --              --              --
===================================================================================================
December 31, 1998                        218,618            (782)           (549)
Net Income                                45,357              --              --         45,357
Translation adjustments                       --          (3,817)             --         (3,817)
Comprehensive Income                                                                     41,540
Cash dividends                           (10,090)             --              --
Stock option plan
   transactions including
   related income tax benefit                 --              --              --
Purchase of treasury stock                    --              --              --
Other stock issuances                         --              --              --
===================================================================================================
December 31, 1999                      $ 253,885       $  (4,599)      $    (549)
===================================================================================================

See Notes to Consolidated Financial Statements

CHURCH & DWIGHT CO., INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

1. accounting policies

Business

The Company's principal business is the manufacture and sale of sodium carbonate-based products. It sells its products, primarily under the ARM & HAMMER trademark, to consumers through supermarkets, drug stores and mass merchandisers; and to industrial customers and distributors. In 1999, Consumer Products represented approximately 80% and Specialty Products 20% of the Company's net sales. The Company does approximately 89% of its business in the United States.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. The Company's 50% interest in its Armand Products Company joint venture, the ArmaKleen Company joint venture and its 45% interest in LifeRight Foods LLC, a joint venture to develop enhanced feeds made from natural ingredients, have been accounted for under the equity method of accounting. During early 1999, the Company increased its ownership of QGN, its Brazilian subsidiary from 40% to 75%. The Brazilian subsidiary has been consolidated since May 1999 and was previously accounted for under the equity method. All material intercompany transactions and profits have been eliminated in consolidation.

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

Software

Starting in 1998, the Company accounted for software in accordance with Statement of Position (SOP) 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The SOP requires companies to capitalize certain costs of developing computer software. Amortization is provided by the straight-line method over the estimated useful lives of the software. In 1997, such costs were charged to expense.

Long-Term Supply Contracts

Long-term supply contracts represent advance payments under multi-year contracts with suppliers of raw materials and finished goods inventory. Such advance payments are applied over the lives of the contracts.

Goodwill and Other Intangibles

Goodwill recorded prior to November 1, 1970, is not being amortized, as management of the Company believes there has been no diminution in carrying value. Goodwill and other intangibles, recorded as part of the Brillo and related brand acquisitions, the investment in QGN and the bathroom cleaner product lines acquired in 1999, is being amortized predominately over 20 years using the straight-line method. The Company will be periodically assessing the recoverability of the cost of its goodwill based on a review of projected undiscounted cash flows of the related acquisitions.

Selected Operating Expenses

Research & development costs in the amount of $17,921,000 in 1999, $16,448,000 in 1998 and $15,841,000 in 1997, were charged to operations as incurred.

Earnings Per Share

Basic EPS is calculated based on income available to common shareholders and the weighted-average number of shares outstanding during the reported period. Diluted EPS includes additional dilution from potential common stock issuable pursuant to the exercise of stock options outstanding. Antidilutive stock options, in the amounts of 21,000 and 485,800 for 1999 and 1997, have been excluded. There were no antidilutive options for 1998. On July 29, 1999, the Company announced a 2 for 1 stock split. The shares resulting from the stock split were distributed on September 1, 1999, to stockholders of record at close of business on August 10, 1999. Financial information contained elsewhere in these financial statements has been adjusted to reflect the impact of the stock split.

Income Taxes

The Company recognizes deferred income taxes under the liability method; accordingly, deferred income taxes are provided to reflect the future consequences of differences between the tax bases of assets and liabilities and their reported amounts in the financial statements.

New Accounting Pronouncement

In June 1998, The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS 133") "Accounting for Derivative Instruments and Hedging Activities." This Statement requires that all derivatives be recorded in the balance sheet as either an asset or liability measured at fair value. The Statement requires that changes in a derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. In June 1999, the FASB issued SFAS No. 137 which deferred the effective date of adoption of SFAS No. 133 for one year. The Company will adopt SFAS No. 133 in the 2001 financial statements. The Company is in the process of evaluating this Statement and has not yet determined the future impact on the Company's consolidated financial statements.

Reclassification

Certain prior year amounts have been reclassified in order to conform with the current year presentation.

2. fair value of financial instruments and risk management

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 1999 and 1998. Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments," defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.

(In thousands)                                        1999                     1998
============================================================================================
                                             Carrying      Fair       Carrying       Fair
                                             Amount        Value        Amount       Value
============================================================================================
Financial Assets:
      Short-term investments                 $ 4,000      $ 4,000      $ 2,042      $ 2,042
      Notes receivable                         3,000           --(1)     9,869        9,814
      Due from shareholder                       549          549          549          554
Financial Liabilities:
      Short-term borrowings                   25,574       25,574       18,500       18,500
      Current portion of long-term debt          685          685          685          685
Long-term debt                                58,107       58,107       29,630       29,630
============================================================================================

The following methods and assumptions were used to estimate the fair value of each class of financial instruments reflected in the Consolidated Balance
Sheets:

Short-term Investments

The cost of the investments (trading securities) can be specifically identified and its fair value is based upon quoted market prices at the reporting date. At December 31, 1999 and 1998, both the cost and market value of the investments approximated each other.

Notes Receivable

The notes receivable represent loans to the Company's Armand Products Company joint venture and Fluid Packaging Co., Inc. The note to Armand Products was secured by plant and equipment owned by the joint venture, bore interest at a rate of 8.25% and was due in installments from January 1998 through June 2000. The note was paid in full in December 1999. The fair value of the Armand note in 1998 was based on discounting cash flows using rates available on notes with similar terms.

(1) The note to Fluid Packaging is secured by a pledge of and security interest in 65% of the capital stock of Allied Mexico, S.A. de C.V., a wholly-owned subsidiary of Fluid Packaging. The note bears an interest rate of 8.0% and was due in full no later than July 15, 1999. The Fluid note was not paid by its maturity date. The Company is proceeding toward the resolution of the matter, leading to the collection of the note. After reviewing the value of the collateral, the Company believes the carrying value of the note is fully recoverable. However, because the note has passed the maturity date, and other financial matters relating to Fluid Packaging exist, the Company is unable to determine the current fair value of the note.

Due from Shareholder

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

Risk Management

The Company enters into forward exchange contracts to hedge anticipated but not committed sales denominated in Canadian dollar, English pound and the Japanese yen. The terms of these contracts are for periods of under 12 months. The purpose of the Company's foreign currency hedging activities is to protect the Company from the risk that the eventual dollar net cash inflows resulting from the sale of products to foreign customers will be adversely affected by changes in exchange rates. The amounts outstanding at December 31, 1999 and 1998 of "sell" contracts, translated into U.S. dollars using the rates current at the reporting date, were $3,944,000 and $3,156,000, respectively. The Company's accounting policy is to value these contracts at market value and record currently any change in market value as a gain or loss. At December 31, 1999, the Company had an immaterial unrealized gain and an immaterial unrealized loss at December 31, 1998.

The Company entered into interest rate swap agreements to reduce the impact of changes in interest rates on its floating rate short-term debt. The swap agreements are contracts to exchange floating rate for fixed interest payments periodically over the life of the agreements without the exchange of the underlying notional amounts. As of December 31, 1999, the Company entered into agreements for a notional amount of $23,000,000, swapping debt with a three month libor rate for a fixed interest rate that averages 6.2%. These swaps are accounted for on an accrual basis with amounts to be paid or received recognized as adjustments to interest expense.

3. inventories

Inventories are summarized as follows:

================================================================================
(In thousands)                                         1999               1998
================================================================================
Raw materials and supplies                            $25,698            $16,278
Work in process                                            22                160
Finished goods                                         46,950             43,847
--------------------------------------------------------------------------------
                                                      $72,670            $60,285
================================================================================

Inventories valued on the LIFO method totaled $63,098,000 and $53,203,000 at December 31, 1999 and 1998, respectively, and would have been approximately $3,225,000 and $3,656,000 higher, respectively, had they been valued using the first-in, first-out (FIFO) method.

4. property, plant and equipment

Property, plant and equipment consist of the following:

=====================================================================================
(In thousands)                                                   1999           1998
=====================================================================================
Land                                                           $  5,741      $  4,896
Buildings and improvements                                       85,411        73,529
Machinery and equipment                                         221,783       173,595
Office equipment and other assets                                15,434        14,347
Software                                                          5,857         5,311
Mineral rights                                                      328         5,931
Construction in progress                                          4,960        14,148
-------------------------------------------------------------------------------------
                                                                339,514       291,757
Less accumulated depreciation, depletion and amortization       157,295       130,045
-------------------------------------------------------------------------------------
Net property, plant and equipment                              $182,219      $161,712
-------------------------------------------------------------------------------------

Depreciation, depletion and amortization of property, plant and equipment have been charged to operations in the amount of $16,594,000, $14,646,000 and $13,249,000 in 1999, 1998 and 1997, respectively. Interest charges in the amount of $421,000, $381,000 and $109,000 were capitalized in connection with construction projects in 1999, 1998 and 1997, respectively.

5. acquisitions

In 1997, the Company acquired a 40% interest in QGN. The investment, costing approximately $10.4 million, was financed internally and included goodwill of approximately $3.3 million. The Company exercised its option to increase its interest to 75% during the second quarter of 1999. The additional 35% ownership cost approximately $9.1 million and included goodwill of approximately $4.8 million. Pro forma comparative results of operation are not presented because they are not materially different from the Company's reported results of operations.

On January 26, 1998, the Company's Brotherton Speciality Products subsidiary purchased Kingston Chemical Ltd., a supplier of specialty chemicals, for approximately $1.7 million, which was allocated to intangible assets.

On January 29, 1998, the Company closed on its previously announced acquisition of TOSS 'N SOFT Dryer Sheets from The Dial Corporation for approximately $5.3 million.

On July 15, 1998, the Company purchased from Fluid Packaging Co., Inc., a manufacturing facility and machinery located in Lakewood, New Jersey, for approximately $9.0 million. As noted earlier, the Company loaned to Fluid Packaging $3.0 million at an interest rate of 8.0%.

During the fourth quarter of 1999, the Company entered the bathroom cleaner category with the acquisition of two major brands, CLEAN SHOWER and SCRUB FREE. As part of the Scrub Free transaction, the Company also acquired the DELICARE fine fabric wash brand. The combined purchase price of both transactions was approximately $55.2 million and was financed by the use of the Company's lines of credit and included goodwill and other intangibles of approximately $51.7 million.

6. accounts payable and accrued expenses

Accounts payable and accrued expenses consist of the following:

================================================================================
(In thousands)                                            1999            1998
================================================================================
Trade accounts payable                                 $ 46,950         $ 40,194
Accrued marketing and promotion costs                    39,867           40,622
Accrued wages and related costs                           9,195            8,467
Accrued pension and profit-sharing                        5,640            5,230
Other accrued current liabilities                         4,457            3,556
--------------------------------------------------------------------------------
                                                       $106,109         $ 98,069
================================================================================

7. short-term borrowings and long-term debt

The Company has available short-term unsecured lines of credit with several banks. The Company's primary domestic line of credit is $80 million, of which $23 million was utilized as of December 31, 1999; and $50 million of a revolving credit agreement, of which $50 million was utilized at December 31, 1999. The weighted average interest rate on these borrowings at December 31, 1999 was approximately 6.5%.

In addition, the Company's Brazilian subsidiary has lines of credit which allow it to borrow in its local currency. This amounts to $8 million, of which $2.6 million was utilized as of December 31, 1999. The weighted average interest rate on these borrowing as December 31, 1999 was approximately 19.9%.

Long-term debt and current portion of long-term debt consists of the following:

==========================================================================================
(In thousands)                                                         1999          1998
==========================================================================================
Three-Year Unsecured Revolving Credit Loan due December 29, 2002      $50,000      $23,500
Various Debt from Brazilian Banks                                       2,662           --
Industrial Revenue Refunding Bond
   due in installments of $685 from 2000-2007 and $650 in 2008          6,130        6,815
------------------------------------------------------------------------------------------
                                                                      $58,792      $30,315
==========================================================================================

The Industrial Revenue Refunding Bond carries a variable rate of interest determined weekly, based upon current market conditions for short-term tax-exempt financing. The average rate of interest charged in 1999 and 1998 was 3.5% and 3.0%, respectively. The interest rate associated with the revolving credit loan is tied to the LIBOR rate and may be adjusted based on the Company's financial performance. The average interest rate charged in 1999 was 5.4%.

The Brazilian subsidiary's long-term debt is due in installments of $1.2 million in 2001 and 2002, with the balance due in 2003 and 2004. The rate of interest ranges from 18.5% to 24.0%, but averages 19.2%.

8. Income taxes

The components of income before taxes are as follows:

================================================================================
(In thousands)                            1999             1998             1997
================================================================================
Domestic                               $66,740          $43,197          $36,099
Foreign                                  5,963            2,989            2,588
--------------------------------------------------------------------------------
Total                                  $72,703          $46,186          $38,687
================================================================================

The following table summarizes the provision for U.S. federal, state and foreign income taxes:
================================================================================
(In thousands)                            1999             1998             1997
================================================================================
Current:
    U.S. federal                       $19,395          $12,214          $ 9,180
    State                                3,531            2,754            1,794
    Foreign                              2,007            1,062              474
--------------------------------------------------------------------------------
                                       $24,933          $16,030          $11,448
================================================================================
Deferred:
    U.S. federal                       $ 1,552          $   274          $ 2,243
    State                                  358             (424)             439
    Foreign                                (22)              17               51
--------------------------------------------------------------------------------
                                       $ 1,888          $  (133)         $ 2,733
--------------------------------------------------------------------------------
Total provision                        $26,821          $15,897          $14,181
================================================================================

Deferred tax liabilities/(assets) consist of the following at December 31:

======================================================================================
(In thousands)                                                    1999           1998
======================================================================================
Current deferred tax assets:
   Marketing expenses, principally coupons                    $ (5,065)      $ (7,198)
   Reserves and other liabilities                               (1,320)        (1,329)
   Accounts receivable                                          (1,339)        (1,294)
   Other                                                          (497)          (714)
--------------------------------------------------------------------------------------
   Total current deferred tax assets                            (8,221)       (10,535)
--------------------------------------------------------------------------------------
Noncurrent deferred tax liabilities/(assets):
   Nonpension postretirement and postemployment benefits        (6,124)        (5,746)
   Capitalization of items expensed                             (5,010)        (3,117)
   Loss carryfoward of foreign subsidiary (1)                   (6,636)            --
   Foreign exchange translation adjustment                      (1,789)          (305)
   Valuation allowance                                           8,425            305
   Depreciation and amortization                                31,608         29,443
   Other                                                           (58)           598
--------------------------------------------------------------------------------------
   Net noncurrent deferred tax liabilities                      20,416         21,178
--------------------------------------------------------------------------------------
Net deferred tax liability                                    $ 12,195       $ 10,643
--------------------------------------------------------------------------------------

The difference between tax expense and the "expected" tax which would result from the use of the federal statutory rate is as follows:

============================================================================================================
(In thousands)                                                         1999            1998            1997
============================================================================================================
Statutory rate                                                           35%             35%             35%
Tax which would result from use of the federal statutory rate      $ 25,446        $ 16,165        $ 13,540
------------------------------------------------------------------------------------------------------------
Depletion                                                              (466)           (490)           (473)
Research & development credit                                          (200)           (200)           (200)
State and local income tax, net of federal effect                     2,528           1,515           1,451
Varying tax rates of foreign affiliates                                (103)            142             151
Non-recognition of foreign affiliate loss                                --              --             193
Recognition of foreign affiliate losses                                  --            (996)           (416)
Other                                                                  (384)           (239)            (65)
------------------------------------------------------------------------------------------------------------
                                                                      1,375            (268)            641
------------------------------------------------------------------------------------------------------------
Recorded tax expense                                               $ 26,821        $ 15,897        $ 14,181
------------------------------------------------------------------------------------------------------------
Effective tax rate                                                     36.9%           34.4%           36.7%
============================================================================================================

(1) The loss carryforward existed at the date of acquisition. Any recognition of this benefit will be an adjustment to Goodwill.

9. pension and nonpension postretirement benefits

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

The following table provides information on the status of the plans at December 31:

====================================================================================================================
                                                                                                  Nonpension
                                                                                                 Postretirement
                                                                 Pension Plans                   Benefit Plans
====================================================================================================================
(In thousands)                                                  1999            1998            1999            1998
====================================================================================================================
Change in Benefit Obligation:
   Benefit obligation at beginning of year                  $ 15,403        $ 13,301        $  9,548        $  7,871
   Service cost                                                  440             396             477             446
   Interest cost                                               1,008             977             647             592
   Plan amendments                                                21              --              --              --
   Actuarial (gain) loss                                      (1,470)          1,387            (325)            880
   Benefits paid                                                (726)           (658)           (693)           (241)
--------------------------------------------------------------------------------------------------------------------
Benefit obligation at end of year                           $ 14,676        $ 15,403        $  9,654        $  9,548
====================================================================================================================

Change in Plan Assets:
   Fair value of plan assets at beginning of year           $ 15,789        $ 14,347        $     --        $     --
   Actual return on plan assets (net of expenses)              5,201           2,100              --              --
   Employer contributions                                         47              --             693             241
   Benefits paid                                                (726)           (658)           (693)           (241)
--------------------------------------------------------------------------------------------------------------------
Fair value of plan assets at end of year                    $ 20,311        $ 15,789        $     --        $     --
====================================================================================================================

Reconciliation of the Funded Status:
   Funded status                                            $  5,635        $    386        $ (9,654)       $ (9,548)
   Unrecognized transition obligation                              3              10              --              --
   Unrecognized prior service cost                               177             184          (1,055)         (1,160)
   Unrecognized actuarial gain                                (6,182)           (990)         (3,355)         (3,174)
   Loss due to currency fluctuations                              39              56              --              --
--------------------------------------------------------------------------------------------------------------------
Net amount recognized at end of year                        $   (328)       $   (354)       $(14,064)       $(13,882)
====================================================================================================================
Amounts recognized in the statement of
financial position consist of:
   Prepaid benefit cost                                     $    663        $    562        $     --              --
   Accrued benefit liability                                    (991)           (916)        (14,064)        (13,882)
--------------------------------------------------------------------------------------------------------------------
Net amount recognized at end of year                        $   (328)       $   (354)       $(14,064)       $(13,882)
====================================================================================================================

Weighted-average assumptions as of December 31:
Discount rate                                                   7.50%           6.75%           7.50%           6.75%
Rate of compensation increase                                   5.00%           5.00%             --              --
Expected return on plan assets                                  9.25%           9.25%             --              --
====================================================================================================================

Net Pension and Net Postretirement Benefit Costs consisted of the following components:

============================================================================================================================
                                                           Pension Costs                          Postretirement Costs
============================================================================================================================
(In thousands)                                    1999          1998          1997          1999          1998          1997
============================================================================================================================
Components of Net Periodic Benefit Cost:
    Service cost                               $   440       $   396       $   348       $   477       $   446       $   371
    Interest cost                                1,008           977           891           647           592           530
Expected return on plan assets                  (1,433)       (1,291)       (1,167)           --            --            --
    Amortization of transition obligation            4             4             2            --            --            --
    Amortization of prior service cost              29            28            28          (105)         (105)          (96)
    Recognized actuarial (gain) or loss            (27)          (13)          (31)         (144)         (215)         (301)
----------------------------------------------------------------------------------------------------------------------------
Net periodic benefit cost                      $    21       $   101       $    71       $   875       $   718       $   504
============================================================================================================================

The pension plan assets primarily consist of equity mutual funds, fixed income funds and a guaranteed investment contract fund.

The accumulated postretirement benefit obligation has been determined by application of the provisions of the Company's medical plans including established maximums and sharing of costs, relevant actuarial assumptions and health-care cost trend rates projected at 9% in 1999, and ranging to 5.0% for years 2000 and beyond. During 1996, the Company changed the eligibility requirements of the plan and established a maximum annual benefit based on years of service for those over 65 years of age.

================================================================================
(In thousands)                                                  1999        1998
================================================================================
Effect of 1% increase in health-care cost trend rates on:
Postretirement benefit obligation                              $ 697       $ 737
Total of service cost and interest cost component                 93          90
Effect of 1% decrease in health-care cost trend rates on:
Postretirement benefit obligation                               (615)       (646)
Total of service cost and interest cost component                (80)        (77)
================================================================================

The Company also maintains a defined contribution profit-sharing plan for salaried and certain hourly employees. Contributions to the profit-sharing plan charged to earnings amounted to $4,481,000, $4,340,000 and $4,100,000 in 1999,
1998 and 1997, respectively.

The Company also has an employee savings plan. The Company matches 50% of each employee's contribution up to a maximum of 6% of the employee's earnings. The Company's matching contributions to the savings plan were $1,327,000, $1,097,000 and $963,000 in 1999, 1998 and 1997, respectively.

10. stock option plans

The Company has options outstanding under three plans. Under the 1983 Stock Option Plan and the 1994 Incentive Stock Option Plan, the Company may grant options to key management employees. The Stock Option Plan for Directors authorizes the granting of options to non-employee directors. Options outstanding under the plans are issued at market value, are exercisable on the third anniversary of the date of grant, and must be exercised within ten years of the date of grant. In early 1998, the Company made a special option award to 31 executives and key managers. This award, amounting to approximately 444,000 shares, vested at various stock prices ranging from $18 to $25 a share. A grand total of 7,000,000 shares of the Company's common stock is authorized for issuance for the exercise of stock options.

Stock option transactions for the three years          Number of       Weighted Avg.
ended December 31, 1999 were as follows:                Shares        Exercise Price
====================================================================================
Outstanding at January 1, 1997                         4,569,364          $10.53
   Grants                                                115,546           12.58
   Exercised                                             202,800            8.40
   Cancelled                                              99,200           10.39
------------------------------------------------------------------------------------
Outstanding at December 31, 1997                       4,382,910           10.69
   Grants                                              1,147,400           13.76
   Exercised                                             428,000            8.82
   Cancelled                                              65,900           12.99
------------------------------------------------------------------------------------
Outstanding at December 31, 1998                       5,036,410           11.52
   Grants                                                579,000           20.94
   Exercised                                             649,116           10.29
   Cancelled                                              83,500           12.84
------------------------------------------------------------------------------------
Outstanding at December 31, 1999                       4,882,794           12.78

At December 31, 1999, 1998 and 1997, 3,499,380 options, 2,256,864 options and
2,481,064 options were exercisable.

The table below summarizes information relating to options outstanding and exercisable at December 31, 1999.

                      Options Outstanding                                    Options Exercisable
===================================================================      ===========================
                                       Weighted                                          Weighted
                                        Average      Weighted Avg.                        Average
     Exercise          Options         Exercise        Remaining           Options       Exercise
      Prices         Outstanding         Price     Contractual Life      Exercisable       Price
===================================================================      ===========================
$ 8.00 - $10.00        737,264          $  8.74        3.8 years           737,264        $ 8.74
$10.01 - $12.50      1,866,896            10.76        6.2               1,800,950         10.72
$12.51 - $15.00      1,455,534            13.62        6.5                 738,466         13.54
$15.01 - $17.50        244,100            16.00        3.8                 222,700         16.05
$17.51 - $21.00        553,800            20.72        9.4                      --            --
$21.01 - $27.75         25,200            26.66        9.8                      --            --
===================================================================      ===========================

The fair-value of options granted in 1999, 1998 and 1997 is $4,447,000, $4,658,000, and $372,000, respectively and the weighted average fair-value per share of options granted in 1999, 1998 and 1997 is $7.68, $4.06 and $3.22, respectively.

The fair-value of options granted in 1999, 1998 and 1997 is estimated on the date the options are granted based on the Black Scholes option-pricing model with the following weighted-average assumptions:

                                             1999           1998           1997
=====================================================================================
Risk-free interest rate                       6.0%           5.7%           6.5%
Expected life                                 6.0 years      6.1 years      4.5 years
Expected volatility                          30.0%          25.6%          23.1%
Dividend yield                                1.2%           1.8%           1.7%

The Company accounts for costs of stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," rather than the fair-value based method in Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation." No compensation cost has been recognized for the Company's stock option plans. Had compensation cost been determined based on the fair values of the stock options at the date of grant in accordance with SFAS 123, the Company would have recognized additional compensation expense, net of taxes, of $2,037,000, $1,831,000 and $1,113,000 for 1999, 1998 and 1997, respectively. The
Company's pro forma net income and pro forma net income per share for 1999, 1998 and 1997 would have been as follows:

(In thousands, except for per share data)
================================================================================
Net Income                                  1999            1998            1997
================================================================================
As reported                           $   45,357      $   30,289      $   24,506
Pro forma                                 43,320          28,458          23,393

Net Income per Share: basic
================================================================================
As reported                           $     1.17      $      .78      $      .63
Pro forma                                   1.12             .74             .60

Net Income per Share: diluted
================================================================================
As reported                           $     1.11      $      .76      $      .61
Pro forma                                   1.06             .71             .59

Since compensation expense associated with option grants is recognized over the vesting period, the initial impact of applying SFAS No. 123 on pro forma disclosure is not representative of the potential impact on pro forma net income for future years, when the effect of the recognition of a portion of compensation expense from multiple awards would be reflected.

11. plant shutdown

During the fourth quarter of 1998, the Company ceased operation of its sodium bicarbonate facility in Venezuela. The write-off, consisting primarily of property, plant, equipment and inventory, amounted to a pre-tax charge of $2,766,000. This charge also includes approximately $200,000 of severance and related costs, and the ending liability at December 31, 1999 and 1998 was insignificant. Partially offsetting this were related tax loss benefits, which reduced the net charge to approximately $600,000 or $0.015 per diluted share.

12. gain on the sale of mineral rights

The Company sold most of its trona mineral leases in Wyoming for approximately $22.5 million to Solvay Minerals, Inc., resulting in a gain of approximately $11.8 million. The terms of the note recorded as part of the sale included annual payments beginning on January 5, 1999 and concluding on January 5, 2011. The Company received its initial payment of $3.0 million and assigned and sold the note for the present value of the remaining payments net of expenses for approximately $13.8 million.

13. impairment and other items

The Company recorded a pre-tax charge of $6.6 million for impairment and certain other items relating to a plant shutdown late in 1999 which included the rationalization of both toothpaste and powder laundry detergent production. Components of the impairment charge and the outstanding reserve balances included in accounts payable and accrued expenses consist of the following:

                                       Impairment                               Reserves at
(In thousands)                           Charge     (Disposals/Payments)       Dec. 31, 1999
============================================================================================
Fixed asset impairment                   $ 4,922         $(4,922)                 $    --
Severance and other charges                1,695          (1,427)                     268
--------------------------------------------------------------------------------------------
                                         $ 6,617         $(6,349)                 $   268
============================================================================================

The severance charge is for 74 production related individuals.

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

On August 27, 1999, the Board of Directors adopted a Shareholder Rights Plan (the Plan) that essentially reinstates a Shareholder Rights Plan originally enacted in 1989, which had terminated. In connection with the adoption of the Plan, the Board declared a dividend of one preferred share purchase right for each outstanding share of Company Common Stock. Each right, which is not presently exerciseable, entitles the holder to purchase one one-hundredth of a share of Junior Participating Preferred Stock at an exercise price of $200.00. In the event that any person acquires 20% or more of the outstanding shares of Common Stock, each holder of a right (other than the acquiring person or group) will be entitled to receive, upon payment of the exercise price, that number of shares of Common Stock having a market value equal to two times the exercise price. In order to retain flexibility and the ability to maximize shareholder value in the event of unknown future transactions, the Board of Directors retains the power to redeem the rights for a set amount.

The rights were issued on September 13, 1999, payable to shareholders of record at the close of business on that date. The rights will expire on September 13, 2009.

15. commitments and contingencies

a. Rent expense amounted to $2,715,000 in 1999, $2,821,000 in 1998 and
$2,890,000 in 1997. The Company is obligated for minimum annual rentals under non-cancelable long-term operating leases as follows:

(In thousands)
================================================================================
                                                  2000                    $2,982
                                                  2001                     2,323
                                                  2002                     1,403
                                                  2003                       144
                                                  2004                        44
--------------------------------------------------------------------------------
Total future minimum lease commitments                                    $6,896
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

Measurement of Segment Results and Assets

The accounting policies of the segments are generally the same as those described in the summary of significant accounting policies with the exception of:

a. The Companies' portion of the Armand Products and ArmaKleen joint ventures are consolidated into the Specialty Products segment results. Accordingly, they are not accounted for by the equity method.

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

                                                   Unconsolidated        (3) (4)           (5)
          Consumer        Specialty      Subtotal     Affiliates       Corporate   Adjustments       Total
============================================================================================================
Net Sales
1999      $586,944         $168,148      $755,092      $(25,056)            --             --       $730,036
1998       560,201          144,065       704,266       (19,873)            --             --        684,393
1997       458,978          136,363       595,341       (20,435)            --             --        574,906
============================================================================================================
Gross Profit
1999       285,036           57,346       342,382       (10,175)            --         (6,512)       325,695
1998       266,685           52,695       319,380        (6,673)            --         (6,918)       305,789
1997       222,068           51,263       273,331        (7,025)            --         (6,221)       260,085
============================================================================================================
Advertising, Consumer and Trade Promotion Expenses
1999       173,856            2,647       176,503          (380)            --             --        176,123
1998       179,173            3,098       182,271           (65)            --             --        182,206
1997       145,065            3,270       148,335           (81)            --             --        148,254
============================================================================================================
Selling, General and Administrative Expenses
1999        69,628           27,311        96,939        (3,380)            --         (6,512)        87,047
1998        60,638           29,292        89,930        (1,188)            --         (6,918)        81,824
1997        55,445           31,782        87,227        (1,258)         1,527         (6,221)        81,275
============================================================================================================
Operating Profit
1999        41,554           27,254        68,808        (6,283)            --          5,155         67,680
1998        30,374  (1)      20,305        50,679        (5,420)            --         (2,766)        42,493
1997        21,558           16,211        37,769        (5,686)        (1,527)            --         30,556
============================================================================================================
Identifiable Assets (2)
1999       309,366          139,831       449,197            --         27,109             --        476,306
1998       251,528          115,872       367,400            --         24,038             --        391,438
1997       214,570          113,262       327,832            --         23,182             --        351,014
============================================================================================================
Capital Expenditures
1999        23,526            9,586        33,112            --             --             --         33,112
1998        27,010            9,127        36,137            --             --             --         36,137
1997         6,829            3,089         9,818            --             --             --          9,918
============================================================================================================
Depreciation Depletion and Amortization
1999        12,988            6,268        19,256            --             --             --         19,256
1998        10,919            5,584        16,503            --             --             --         16,503
1997         9,157            5,001        14,158            --             --             --         14,158
============================================================================================================

(1) Included in the 1998 operating profit of the Consumer Products segment is a one-time gain of $3,500,000 relating to the sale of technology. (2) The Specialty Products segment's identifiable assets include equity of investments in affiliates in the amounts of $20,177,000, $27,751,000 and $26,871,000 for
1999, 1998 and 1997, respectively. (3) Corporate selling, general and administrative expenses include certain research & development costs that are not allocated to segments. (4) Corporate assets include excess cash and investments not used for segment operating needs and deferred income taxes. (5) Adjustments reflect reclassification of production planning and logistics administrative costs between gross profit and SG&A expenses, in 1998 the plant shutdown charge, and in 1999 the gain on sale of mineral reserves and the impairment and other items charges.

Product line net sales data is as follows:

=====================================================================================================================
         Laundry and    Oral and
          Household     Personal                    Specialty      Animal      Specialty  Unconsolidated
          Cleaners        Care      Deodorizing     Chemicals     Nutrition     Cleaners     Affiliates       Total
=====================================================================================================================
1999      $270,112      $159,782      $157,050      $ 97,364      $ 61,283      $  9,501      $(25,056)      $730,036
1998       262,959       160,813       136,429        81,018        50,793        12,254       (19,873)       684,393
1997       214,588       141,770       102,620        81,456        43,332        11,575       (20,435)       574,906
=====================================================================================================================

Geographic Information

Approximately 89% of net sales in 1999 and 91% in 1998 and 1997 were to customers in the United States, and approximately 89% of long-lived assets in 1999 and 95% in 1998 and 1997 were located in the U.S.

Customers

A group of three Consumer Products customers accounted for approximately 20% of consolidated net sales in 1999, including a single customer which accounted for approximately 12%. A group of three customers accounted for approximately 16% of consolidated net sales in 1998 including a single customer which accounted for approximately 11%. This group accounted for 16% in 1997.

17. unaudited quarterly financial information

(In thousands, except for per share data)
======================================================================================================
                                       First         Second        Third         Fourth        Full
                                      Quarter        Quarter      Quarter        Quarter        Year
======================================================================================================
1999
Net sales                             $174,708      $186,365      $185,949      $183,014      $730,036
Gross profit                            77,118        83,912        84,974        79,691       325,695
Income from operations                  17,974        14,976        17,563        17,167        67,680
Equity in earnings of affiliates         2,020         1,929         1,372         1,045         6,366
Net income                              12,365        10,456        11,379        11,157        45,357
Net income per share - basic          $    .32      $    .27      $    .29      $    .29      $   1.17
Net income per share - diluted        $    .30      $    .26      $    .28      $    .27      $   1.11
======================================================================================================
1998
Net sales                             $152,011      $173,534      $176,827      $182,021      $684,393
Gross profit                            67,618        78,590        79,163        80,418       305,789
Income from operations                   8,454        11,337        12,021        10,681        42,493
Equity in earnings of affiliates         1,224         1,739         1,207         1,106         5,276
Net income                               5,896         7,873         7,834         8,686        30,289
Net income per share - basic          $    .15      $    .21      $    .20      $    .22      $    .78
Net income per share - diluted        $    .15      $    .19      $    .20      $    .22      $    .76
======================================================================================================
1997
Net sales                             $129,621      $141,850      $146,328      $157,107      $574,906
Gross profit                            58,248        64,851        66,669        70,317       260,085
Income from operations                   6,180         8,550         9,303         6,523        30,556
Equity in earnings of affiliates         1,416         1,594         1,242         1,805         6,057
Net income                               5,227         7,280         6,427         5,572        24,506
Net income per share - basic          $    .13      $    .19      $    .17      $    .14      $    .63
Net income per share - diluted        $    .13      $    .18      $    .16      $    .14      $    .61
======================================================================================================

independent auditors' report
--------------------------------------------------------------------------------

To the Stockholders and Board of Directors of Church & Dwight Co., Inc.
Princeton, New Jersey

We have audited the accompanying consolidated balance sheets of Church & Dwight Co., Inc., and subsidiaries (the Company) as of December 31, 1999 and 1998, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, in 1998 the Company changed its method of accounting for internal-use software development costs to conform with Statement of Position 98-1.


/s/ Deloitte & Touche LLP

Deloitte & Touche LLP
Parsippany, New Jersey
January 26, 2000

DIRECTORS

Cyril C. Baldwin, Jr.
Chairman of the Board
Cambrex Corporation
Director since 1983

William R. Becklean
Managing Director
SunTrust Equitable Securities
Director since 1980

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

Burton B. Staniar
Chairman
Knoll, Inc.
Director since 1999

John O. Whitney
Professor and Executive Director
The Deming Center for Quality
Management
Columbia Business School
Director since 1992

ELECTED  OFFICERS

Robert A. Davies, III
President and
Chief Executive Officer

Raymond L. Bendure, Ph.D.
Vice President
Research & Development

Mark A. Bilawsky
Vice President,
General Counsel and Secretary

Mark G. Conish
Vice President
Operations

Steven P. Cugine
Vice President
Human Resources

Zvi Eiref
Vice President Finance and
Chief Financial Officer

Dennis M. Moore
Vice President Sales
Arm & Hammer Division

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

Corporate Headquarters
Church & Dwight Co., Inc.
469 North Harrison Street
Princeton, NJ 08543-5297
(609) 683-5900

Independent Auditors
Deloitte & Touche LLP
2 Hilton Court
Parsippany, NJ 07054

Transfer Agent and Registrar
ChaseMellon
Shareholder Services, LLC
85 Challenger Road
Ridgefield Park, NJ 07660
www.chasemellon.com

Stock Listing
Church & Dwight Co., Inc.
shares are listed on the
New York Stock Exchange.
The symbol is CHD.

10-K Report

Stockholders may obtain a copy of the Company's Form 10-K Annual Report to the Securities and Exchange Commission, for the year ended December 31, 1999, by writing to the Vice President Finance at Corporate Headquarters.

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

11:00 a.m. Thursday,
May 11, 2000
New York Historical Society
2 West 77th Street
New York City.

Cautionary Note on Forward-Looking Statements

This Annual Report contains forward-looking statements relating, among others, to financial objectives, sales growth and margin improvement programs. Many of these statements depend on factors outside the Company's control, such as economic conditions, market growth and consumer demand, competitive products and pricing, raw material costs and other matters. With regard to new product introductions, there is particular uncertainty related to trade, competitive and consumer reactions. If the Company's assumptions are incorrect, or there is a significant change in some of these key factors, the Company's performance could vary materially from the forward-looking statements in this Report.

(R)Church & Dwight Co., Inc. 2000

[RECYCLED LOGO] Recycled Paper Design: De Plano Group, New York

Product Photography: Bob Kato

[LOGO](R)

CHURCH & DWIGHT CO., INC.
469 North harrison Street
Princeton, NJ 08543-5297

On the Internet
www.churchdwight.com

                               [GRAPHIC OMITTED]